As filed with the Securities and Exchange Commission on ________, 2003

                                                  REGISTRATION NO. 333-________

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     ---------------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                     ---------------------------------------
                    FIRST COMMONWEALTH FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

          PENNSYLVANIA                               6021                           25-1428528
          ------------                               ----                           ----------
(State or other jurisdiction of          (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)           Classification Code Number)           Identification No.)

                              OLD COURTHOUSE SQUARE
                              22 NORTH SIXTH STREET
                                INDIANA, PA 15701
                                 (724) 349-7220
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            DAVID R. TOMB, JR., ESQ.
                             SECRETARY AND TREASURER
                    FIRST COMMONWEALTH FINANCIAL CORPORATION
                              22 NORTH SIXTH STREET
                           INDIANA, PENNSYLVANIA 15701
                                 (724) 349-7220
     (Name, address, including zip code and telephone number, including area code, of agent for service)

                                   Copies to:
                           ANDREW L. BLAIR, JR., ESQ.
                              MATTHEW C. TOMB, ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 297-2900

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and upon the consummation of the transaction described in the Prospectus. If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                                 CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                                       Proposed          Proposed
                                                                       maximum           maximum         Amount of
             Title of each class of                 Amount to       offering price      aggregate      registration
          securities to be registered             be registered       per share     offering price(1)      fee (1)
======================================================================================================================
Common stock, $1.00 par value                          N/A             $ 20.00         $ 23,230,112       $ 1,880
======================================================================================================================

         (1) Estimated solely for the purpose of calculating the registration fee. In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares is not set forth herein. Pursuant to Rule 457(o), the registration fee has been computed on the basis of the maximum aggregate offering price of the shares of the Registrant's common stock expected to be issued upon consummation of the merger of Pittsburgh Financial Corp. with and into the Registrant, calculated as the product of (x) the maximum number of shares of Pittsburgh Financial Corp. (1,731,458) that may be exchanged, times (y) the per share merger consideration ($20), reduced by the maximum amount of cash ($11,399,048) to be paid by the Registrant for such shares.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

===============================================================================

                        [PITTSBURGH FINANCIAL CORP. LOGO]
                              1001 Village Run Road
                           Wexford, Pennsylvania 15090

PROXY STATEMENT/PROSPECTUS

Dear Fellow Shareholders:

         The board of directors of Pittsburgh Financial Corp. has called a special meeting of the shareholders to consider and to vote upon the approval of a merger agreement providing for the merger of Pittsburgh Financial with First Commonwealth Financial Corporation. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pittsburgh Financial common stock will be converted into the right to receive $20.00 in cash or a number of whole shares of common stock of First Commonwealth determined by dividing $20.00 by the average closing price of the First Commonwealth common stock during a specified period preceding the merger, plus cash in lieu of any fractional share interest. You will have the opportunity to elect the form of consideration to be received for all shares held by you, subject to allocation procedures set forth in the merger agreement. The merger agreement provides the aggregate amount of cash consideration to be paid in the merger to ensure that approximately 60% of the outstanding shares of Pittsburgh Financial common stock will be converted into the right to receive First Commonwealth common stock and approximately 40% of the outstanding shares of Pittsburgh Financial common stock will be converted into the right to receive cash. First Commonwealth common stock is listed on the New York Stock Exchange under the symbol FCF. The merger is intended to be tax-free to the extent that you receive shares of First Commonwealth common stock in exchange for your shares, and taxable to the extent that you receive cash.

         We cannot complete the merger unless it is approved by the shareholders of Pittsburgh Financial at the special meeting. Whether or not you plan to attend the special meeting, please take the time to complete and mail the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy card will be voted in favor of the merger.

         Based on our reasons for the merger described herein, our board of directors believes that the merger is fair to you and in your best interests. Accordingly, our board of directors unanimously recommends that you vote FOR approval of the merger agreement.

         The accompanying proxy statement/prospectus describes the shareholders' meeting, the merger, and other related matters. Please read the entire document carefully, including the discussion of "Risk Factors" beginning on page 12.

         We look forward to seeing you at the special meeting.

                                                Very truly yours,



                                                J. Ardie Dillen
                                                Chairman, President and
                                                Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the First Commonwealth common stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. The shares of First Commonwealth common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated ______________, 2003, and is first being mailed to Pittsburgh Financial Corp. shareholders on or about _____________, 2003.

                        [PITTSBURGH FINANCIAL CORP. LOGO]

                              1001 Village Run Road
                           Wexford, Pennsylvania 15090

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON ____________, 2003

To the Shareholders of Pittsburgh Financial Corp.:

         Notice is hereby given that a special meeting of shareholders of Pittsburgh Financial Corp., a Pennsylvania corporation, will be held at ____________, on ___________, ______________, 2003, at ___, local time, for the following purposes:

         1. To consider and vote upon a proposal to adopt a merger agreement dated as of August 8, 2003, among Pittsburgh Financial Corp., First Commonwealth Financial Corporation, a Pennsylvania corporation, Pittsburgh Savings Bank, dba BankPittsburgh, a Pennsylvania-chartered stock savings bank, and First Commonwealth Bank, a Pennsylvania-chartered banking corporation, in the form of ANNEX I to the proxy statement/prospectus, and to approve the merger of Pittsburgh Financial with and into First Commonwealth;

         2. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

         3. To transact such other business as may properly come before the meeting.

         Only holders of record of Pittsburgh Financial Corp. common stock as of the close of business on ____________, 2003 are entitled to notice of, and to vote at, the special meeting. A list of Pittsburgh Financial Corp. shareholders entitled to vote at the special meeting will be available for examination by any Pittsburgh Financial Corp. shareholder at the special meeting and, for a period of ten business days prior to the date of the special meeting, during ordinary business hours, at Pittsburgh Financial's corporate offices at 1001 Village Run Road, Wexford, Pennsylvania 15090.

         Whether or not you are personally able to attend the meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you wish to attend the special meeting and vote personally. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is voted at the special meeting.

_______________, 2003                     By Order of the Board of Directors,


                                          Gregory G. Maxcy
                                          Executive Vice President and Secretary

DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. THE PROCEDURE FOR THE EXCHANGE OF YOUR SHARES AFTER THE MERGER IS CONSUMMATED IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         This proxy statement/prospectus is a part of a registration statement on Form S-4 filed by First Commonwealth with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended. This proxy statement/prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to First Commonwealth and the securities offered by this proxy statement/prospectus, reference is made to the registration statement, including the documents filed as exhibits to the registration statement. Statements contained in this proxy statement/prospectus concerning the provisions of such documents are necessarily summaries, and each such statement is qualified in its entirety by reference to the document filed with the Securities and Exchange Commission.

         First Commonwealth and Pittsburgh Financial each file periodic reports, proxy statements and other information with the SEC. Those filings are available to the public over the Internet at the SEC's web site. The address of that site is http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference facilities.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         This proxy statement/prospectus incorporates important business and financial information about First Commonwealth and Pittsburgh Financial Corp. that is not included in or delivered with this proxy statement/prospectus. The following documents previously filed by First Commonwealth under the Securities Exchange Act of 1934, as amended, are incorporated by reference into this proxy statement/prospectus:

o        Annual report on Form 10-K for the fiscal year ended December 31, 2002.

o        Quarterly report on Form 10-Q for the period ended March 31, 2003.

o        Quarterly report on Form 10-Q for the period ended June 30, 2003.

o Current reports on Form 8-K filed with the Securities and Exchange Commission on April 17, 2003, July 17, 2003, July 29, 2003 and August 12, 2003.

o The description of First Commonwealth common stock set forth in First Commonwealth's Registration Statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

         The following documents previously filed by Pittsburgh Financial under the Securities Exchange Act of 1934, as amended, are incorporated by reference into this proxy statement/ prospectus:

o Annual Report on Form 10-K for the fiscal year ended September 30, 2002.

o        Quarterly Report on Form 10-Q for the period ended December 31, 2002.

o        Quarterly Report on Form 10-Q for the period ended March 31, 2003.

o        Quarterly Report on Form 10-Q for the period ended June 30, 2003.

o Current Reports on Form 8-K filed on April 28, 2003, July 31, 2003 and August 13, 2003.

         All documents filed by First Commonwealth pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this proxy statement/prospectus and prior to the date of the special meeting of Pittsburgh Financial shareholders, shall be deemed to be incorporated by reference into this proxy statement/prospectus.

         A copy of Pittsburgh Financial's Annual Report on Form 10-K for the year ended September 30, 2002 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, each as filed with the Securities and Exchange Commission, accompany this proxy statement/prospectus at ANNEX II.

         The documents incorporated by reference can be obtained from the SEC's public reference facilities or on the SEC's web site as described above under "Where You Can Find Additional Information." Documents incorporated by reference are also available from First Commonwealth and Pittsburgh Financial without charge, excluding the exhibits to such documents (unless specifically incorporated by reference to this document). You may obtain documents incorporated by reference in this proxy statement/prospectus or additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from:

David R. Tomb, Jr.                               J. Ardie Dillen
Secretary and Treasurer                          Chairman, President and Chief Executive Officer
First Commonwealth Financial Corporation         Pittsburgh Financial Corp.
22 North Sixth Street                            1001 Village Run Road
Indiana, Pennsylvania 15701                      Wexford, Pennsylvania 15090
(724) 349-7220                                   (724) 933-4509

         If you are a shareholder of Pittsburgh Financial and would like to obtain additional copies of this document, please address your request to Pittsburgh Financial at the address listed above.

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM FIRST COMMONWEALTH OR PITTSBURGH FINANCIAL, PLEASE DO SO AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE OF THE SHAREHOLDERS' MEETING IN ORDER TO RECEIVE TIMELY DELIVERY OF SUCH DOCUMENTS PRIOR TO THE SHAREHOLDERS' MEETING.

         First Commonwealth has supplied all information contained or incorporated by reference in this document relating to First Commonwealth, and Pittsburgh Financial has supplied all information contained or incorporated by reference in this document relating to Pittsburgh Financial. You should rely only on the information contained or incorporated by reference in this document to vote your shares at the special meetings. First Commonwealth and Pittsburgh Financial have not authorized anyone to provide you with information that is different from the information contained in this document. This document is dated ___________, 2003. You should not assume that the information contained in this document is accurate as of any other date and neither the mailing of this document to shareholders nor the issuance of First Commonwealth common stock in the merger creates any implication to the contrary.

                                TABLE OF CONTENTS

                                                                                                      Page
QUESTIONS AND ANSWERS ABOUT THE MERGER..................................................................1
SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS..............................................................3
SELECTED FINANCIAL INFORMATION  OF FIRST COMMONWEALTH...................................................8
SELECTED FINANCIAL INFORMATION  OF PITTSBURGH FINANCIAL.................................................10
RISK FACTORS............................................................................................12
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION..............................................15
MARKET PRICE AND DIVIDEND INFORMATION...................................................................16
Comparative Prices......................................................................................16
Historical Market Prices and Dividend Information.......................................................16
   First Commonwealth...................................................................................16
   Pittsburgh Financial.................................................................................16
Dividend Policy of First Commonwealth...................................................................17
Historical, Pro Forma and Equivalent Per Share Data.....................................................17
THE SPECIAL MEETING OF THE SHAREHOLDERS  OF PITTSBURGH FINANCIAL........................................20
THE COMPANIES INVOLVED IN THE MERGER....................................................................22
First Commonwealth......................................................................................22
Pittsburgh Financial....................................................................................23
THE MERGER..............................................................................................23
Structure of the Merger.................................................................................23
Cash or Stock Election..................................................................................24
Election Procedures; Surrender of Stock Certificates....................................................25
Background of the Merger................................................................................27
Reasons for the Merger..................................................................................30
   Pittsburgh Financial.................................................................................30
   First Commonwealth...................................................................................31
Opinion of Pittsburgh Financial's Financial Advisor.....................................................33
Interests of Certain Directors and Executive Officers of Pittsburgh Financial in the Merger.............43
Material Federal Income Tax Consequences................................................................46
Accounting Treatment of the Merger......................................................................48
New York Stock Exchange Listing.........................................................................48
THE MERGER AGREEMENT....................................................................................49
Conditions to Completing the Merger.....................................................................49
Conduct of Pittsburgh Financial's Business Before the Merger............................................50
Covenants in the Merger Agreement.......................................................................51
Representations and Warranties in the Merger Agreement..................................................52
Termination of the Merger Agreement; Termination Fee....................................................53
Regulatory Approvals for the Mergers....................................................................54
Resale of First Commonwealth Common Stock...............................................................55
Expenses ...............................................................................................55
Amendment and Waiver....................................................................................55
Dissenters' Rights......................................................................................55
COMPARISON OF RIGHTS OF SHAREHOLDERS....................................................................55
UNAUDITED PRO FORMA FINANCIAL INFORMATION...............................................................57
ADJOURNMENT OF THE SPECIAL MEETING......................................................................63
EXPERTS ................................................................................................63
LEGAL MATTERS...........................................................................................63

ANNEXES:
Annex I    -    Merger Agreement
Annex II   -    Pittsburgh Financial Annual and Quarterly Reports
Annex III  -    Sandler O'Neill Fairness Opinion

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHO ARE THE PARTIES TO THE MERGER? (PAGE 22)

A: The parties to the merger are Pittsburgh Financial Corp. and First Commonwealth Financial Corporation. After the merger, the separate existence of Pittsburgh Financial will cease, and First Commonwealth will continue as the surviving corporation.

Q: WHAT ARE THE REASONS FOR THE MERGER? (PAGE 30)

A: For Pittsburgh Financial, the merger will allow it to more effectively compete with larger regional and national financial institutions and take advantage of opportunities in the Pittsburgh market by offering First Commonwealth's expanded range of products and services. Management believes that operating efficiencies can be achieved by combining the operations of the two institutions and that the resulting cost savings can be redeployed to income-producing functions at BankPittsburgh. In addition, the shareholders of Pittsburgh Financial should have greater liquidity as holders of First Commonwealth common stock, which is traded on the New York Stock Exchange, has a larger public float (i.e., there are more outstanding shares held by persons other than directors and officers of the company) and is more actively traded than Pittsburgh Financial common stock.

For First Commonwealth, the merger represents a significant step in implementing its strategy for expansion into the Pittsburgh market. First Commonwealth Bank and BankPittsburgh have different customer bases, which presents the opportunity for First Commonwealth Bank to offer insurance, trust and financial planning services to a larger base of customers.

The boards of directors of First Commonwealth and Pittsburgh Financial believe that the merger is in the best interests of their respective companies and shareholders.

Q: WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES? (PAGE 24)

A: You will receive $20 per share in either cash or shares of First Commonwealth common stock. You must elect to receive either all cash or all stock for your shares, but the actual mix of cash and stock that you receive will depend upon what other Pittsburgh Financial shareholders elect to receive for their shares. First Commonwealth has agreed to pay approximately 40% of the merger consideration in cash and the remainder in shares of First Commonwealth common stock. If holders of more than 40% of the outstanding Pittsburgh Financial common stock elect to receive cash or if more than 60% elect to receive stock, the exchange agent will apply allocation and proration procedures to ensure that the 40% / 60% ratio is achieved.

Q: WHAT IS THE CONVERSION RATIO IN THE MERGER? (PAGE 24)

A: The conversion ratio is based on the average closing price of First Commonwealth common stock on the New York Stock Exchange for the 10 trading days ending three trading days before the consummation of the merger. The final conversion ratio cannot be determined until the closing date of the merger.

Q: WHEN IS THE MERGER EXPECTED TO BE COMPLETED? (PAGE 49)

A: We are working to complete the merger on or about December 31, 2003. We must first obtain the necessary approvals from federal and state regulatory agencies and the approvals of the Pittsburgh Financial shareholders at the special meeting. We cannot predict with certainty when or if all the conditions to the merger will be met, and it is possible we will not complete the merger.

Q: WHAT ARE THE FEDERAL TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF PITTSBURGH FINANCIAL? (PAGE 46)

A: It depends upon whether you receive cash or shares of First Commonwealth common stock for your Pittsburgh Financial stock. To the extent that you receive cash in exchange for your shares, you will be subject to federal capital gains tax with respect to the difference between $20 per share and your tax basis in your shares of Pittsburgh Financial common stock. To the extent that you receive First Commonwealth common stock for your shares, the exchange of shares generally will be tax-free for U.S. federal income tax purposes, and your basis in the shares of First Commonwealth common stock will be the same as your basis in your Pittsburgh Financial shares multiplied by the exchange ratio. You will, however, have to pay taxes on any cash received for fractional shares. Your tax consequences will also depend on your personal situation. We urge you to consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q: WILL THE MERGER OCCUR IF THE PITTSBURGH FINANCIAL SHAREHOLDERS DO NOT APPROVE THE MERGER? (PAGE 49)

A: No. The merger must be approved by the shareholders of Pittsburgh Financial.

Q: IF MY SHARES ARE HELD IN "STREET NAME" (MEANING THAT MY SHARES ARE HELD BY A BROKER AS NOMINEE), WILL MY BROKER VOTE MY SHARES FOR ME? (PAGE 21)

A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions to your broker, your shares will not be voted.

Q: WHAT IS THE EFFECT OF NOT VOTING OR ABSTAINING? (PAGE 20)

A: If your shares are not voted or you abstain, your shares will not be counted for or against the merger. In other words, if you do not vote or if you abstain, your failure to vote will have no effect on the proposed merger, assuming a quorum is present at the special meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your shares will be voted in favor of the merger.

Q: WHAT SHOULD I DO NOW? (PAGE 21)

A: After you have carefully read this document, mail your signed proxy card in the enclosed envelope following the instructions on or with the proxy card or, if your shares are held by a broker as nominee, the instructions provided by your broker regarding how to instruct your broker to vote, so that your shares will be represented at the special meeting. You should not send your stock certificates representing shares of common stock of Pittsburgh Financial yet.

Q: WHOM SHOULD I CALL WITH QUESTIONS? (PAGE iv)

A: You should call J. Ardie Dillen, Chairman, President and Chief Executive Officer of Pittsburgh Financial, at (724) 933-4509 with any questions about the merger or the other matters described in the accompanying proxy statement/prospectus.

                   SUMMARY OF THIS PROXY STATEMENT/PROSPECTUS

         This summary, together with the preceding Questions and Answers section, highlights selected information from this proxy statement/prospectus, but does not contain all of the information that is important to you. We have provided cross-references to more complete discussions of the matters described below. To understand the merger and the merger agreement, you should carefully read this entire document and the documents referred to in "Incorporation of Certain Documents by Reference" on page iii. You should pay special attention to the information presented in "Risk Factors" beginning on page 12 and "Cautionary Statement Regarding Forward-Looking Information" beginning on page 15. A copy of the Agreement and Plan of Merger dated August 8, 2003 (the "merger agreement") is attached as ANNEX I to this proxy statement/prospectus. We encourage you to read the merger agreement in full, since it is the legal document governing the merger transaction.

INFORMATION ABOUT THE COMPANIES (PAGE 22)

         FIRST COMMONWEALTH

         First Commonwealth is a bank holding company headquartered in Indiana, Pennsylvania. First Commonwealth's wholly owned subsidiary, First Commonwealth Bank, is a full-service banking institution with 84 locations in 17 counties throughout central and western Pennsylvania. As of June 30, 2003, First Commonwealth had total assets of $4.8 billion, net loans of $2.6 billion and deposits of $3.2 billion. First Commonwealth provides a broad range of financial products and services, including credit, cash management, investment, deposit, trust, employee benefits consulting and insurance brokerage products and services. First Commonwealth's principal executive offices are located at 22 North Sixth Street, Indiana, Pennsylvania 15701, and its telephone number is
(724) 349-7220.

         PITTSBURGH FINANCIAL

         Pittsburgh Financial is a financial holding company headquartered in Wexford, Pennsylvania. Pittsburgh Savings Bank, doing business as BankPittsburgh, is a savings bank, with seven locations and one loan office serving Pittsburgh and the surrounding area of Allegheny and Butler Counties, Pennsylvania. As of June 30, 2003, Pittsburgh Financial had total assets of $376 million, net loans of $234 million and deposits of $182 million. BankPittsburgh, founded in 1942, is a community oriented financial institution engaged primarily in the business of attracting deposits from the general public and using such funds, together with other borrowings, to invest primarily in loans in the communities it serves. Such lending activity primarily consists of single-family residential real estate loans and, to a lesser extent, multi-family residential and commercial real estate loans and other loans such as home equity and small business loans and lines of credit. Pittsburgh Financial's principal executive offices are located at 1001 Village Run Road, Wexford, Pennsylvania 15090, and its telephone number is (724) 933-4509.

THE MERGER (PAGE 23)

         Pittsburgh Financial will merge with First Commonwealth. After the merger, the separate existence of Pittsburgh Financial will cease and First Commonwealth will continue as the surviving corporation. In the merger, each outstanding share of Pittsburgh Financial common stock will be converted into $20 in cash or shares of First Commonwealth common stock based on a conversion ratio calculated as described below under "What Pittsburgh Financial Shareholders Will Receive in the Merger." Immediately after the merger of Pittsburgh Financial into First Commonwealth, Pittsburgh Savings Bank will be merged into First Commonwealth Bank.

WHAT PITTSBURGH FINANCIAL SHAREHOLDERS WILL RECEIVE IN THE MERGER (PAGE 24)

         In the merger, Pittsburgh Financial shareholders will receive $20 in cash or shares of First Commonwealth common stock in exchange for their shares of Pittsburgh Financial common stock. After the merger, you will be provided a form on which to elect whether you wish to receive cash or stock in the merger. However, the actual consideration that you receive will also depend in part upon the elections of other Pittsburgh Financial shareholders. The aggregate merger consideration will consist of approximately 60% First Commonwealth common stock and approximately 40% cash. If holders of more than 60% of the outstanding Pittsburgh Financial common stock elect to receive stock or if more than 40% elect to receive cash, the exchange agent will apply allocation and proration procedures to ensure that the 60% / 40% ratio is achieved. See "The Merger--Cash or Stock Election" on page 24.

         The exchange ratio for shares of Pittsburgh Financial common stock that are converted into First Commonwealth common stock will be determined by dividing $20 by the average closing price of the First Commonwealth common stock on the New York Stock Exchange for the 10 trading days ending three trading days prior to closing of the merger. On __________, 2003, the closing price of First Commonwealth common stock on the NYSE was $____. The final conversion ratio cannot be determined until the closing date of the merger. You should obtain current market prices for First Commonwealth common stock to see how this formula may affect you. First Commonwealth will pay cash in lieu of fractional shares based on the average closing price discussed above.

SPECIAL MEETING (PAGE 20)

         The special meeting of the Pittsburgh Financial shareholders will be held at _________________, at _____ a.m., local time, on ___________, 2003. At that special meeting, the Pittsburgh Financial shareholders will be asked to vote on the merger agreement.

RECORD DATE; VOTE REQUIRED (PAGE 20)

         You are entitled to vote at the special meeting of Pittsburgh Financial shareholders if you owned Pittsburgh Financial common stock on _________, 2003, the record date for that special meeting. As of that date, there were __________ shares of Pittsburgh Financial common stock outstanding held by approximately ____ holders of record. Each holder of Pittsburgh Financial common stock is entitled to one vote per share. The merger agreement must be approved by a majority of the votes cast on the merger agreement at the special meeting of the Pittsburgh Financial shareholders.

STOCK OWNERSHIP OF PITTSBURGH FINANCIAL DIRECTORS AND EXECUTIVE OFFICERS
(PAGE 21)

         On the record date for the Pittsburgh Financial special meeting, directors and executive officers of Pittsburgh Financial, including their affiliates, beneficially owned an aggregate of _______ shares of Pittsburgh Financial common stock or approximately __% of the outstanding shares of Pittsburgh Financial common stock. All executive officers and directors of Pittsburgh Financial have signed voting agreements pursuant to which they have agreed to vote in favor of the merger agreement.

RECOMMENDATIONS OF PITTSBURGH FINANCIAL BOARD OF DIRECTORS (PAGE 21)

         The board of directors of Pittsburgh Financial has unanimously approved and adopted the merger agreement and recommends that you vote FOR approval of the merger agreement. Pittsburgh Financial shareholders should refer to the discussion of the factors the Pittsburgh Financial board of directors considered in determining whether to approve and adopt the merger agreement beginning on page 30.

PITTSBURGH FINANCIAL'S FINANCIAL ADVISOR BELIEVES THAT THE MERGER CONSIDERATION IS FAIR TO PITTSBURGH FINANCIAL SHAREHOLDERS (PAGE 33)

         Among other factors considered in deciding to approve the merger, the Pittsburgh Financial board of directors received the opinion of its financial advisor, Sandler O'Neill & Partners, L.P., that, as of August 8, 2003 (the date on which the Pittsburgh Financial board of directors approved the merger agreement), the merger consideration was fair to the holders of Pittsburgh Financial common stock from a financial point of view. This opinion was subsequently confirmed in writing as of the date of this document. The opinion dated as of the date of this document is included as ANNEX III. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O'Neill in providing its opinion. The opinion of Sandler O'Neill is directed to the Pittsburgh Financial board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger. Pittsburgh Financial has agreed to pay Sandler O'Neill a fee of $75,000 for the fairness opinion rendered to Pittsburgh Financial, which has been paid, and upon consummation of the merger, a transaction fee equal to 1.8% of the aggregate merger consideration, net of the amount paid for the fairness opinion, which is estimated to amount to approximately $554,000, less the fairness opinion fee, based on the $20.00 per share merger consideration.

THE MERGER IS GENERALLY TAX-FREE TO THE EXTENT YOU RECEIVE FIRST COMMONWEALTH STOCK IN THE MERGER AND TAXABLE TO THE EXTENT YOU RECEIVE CASH (PAGE 48)

         Pittsburgh Financial expects that, for U.S. federal income tax purposes, no gain or loss will be recognized by the Pittsburgh Financial shareholders upon exchange of their shares of Pittsburgh Financial common stock for shares of First Commonwealth common stock. Pittsburgh Financial has received an opinion from First Commonwealth's legal counsel to that effect, based on certain assumptions described in "The Merger - Federal Income Tax Consequences of the Merger." However, Pittsburgh Financial shareholders who receive cash for their shares or cash in lieu of fractional shares of First Commonwealth common stock will have to pay taxes at the applicable capital gains rate.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF PITTSBURGH FINANCIAL IN THE MERGER (PAGE 43)

         When you consider the Pittsburgh Financial board of directors' recommendation to vote FOR the merger agreement, you should be aware that certain executive officers and directors of Pittsburgh Financial have interests in the merger as employees and/or directors that are different from, and may conflict with, your interests as a shareholder. These interests include the following, each of which will occur at the effective time of the merger:

         o The outstanding options to purchase Pittsburgh Financial common stock held by directors, officers and employees of Pittsburgh Financial will be converted, at the election of each option holder, into cash or options to acquire shares of First Commonwealth common stock, adjusted to account for the conversion ratio in the merger.

         o Certain members of senior management of Pittsburgh Financial are parties to employment agreements and supplemental executive retirement plan agreements with Pittsburgh Financial or BankPittsburgh which provide for severance and retirement benefits upon termination of their employment after the completion of the merger.

         o The merger agreement requires First Commonwealth to indemnify directors, officers and employees of Pittsburgh Financial against claims relating to their service as such for periods prior to the completion of the merger.

         The Pittsburgh Financial board of directors recognized these interests and determined that they did not negatively affect the benefits of the merger to the Pittsburgh Financial shareholders.

ACCOUNTING TREATMENT OF THE MERGER (PAGE 48)

         First Commonwealth expects to account for the merger as a purchase. This means that the assets and liabilities of Pittsburgh Financial will be recorded on First Commonwealth's consolidated balance sheet at their estimated fair value at the effective date of the merger, and the excess of the purchase price over the fair value of the assets acquired will be recorded as goodwill. Results of operations of Pittsburgh Financial after the date of the merger will be included in First Commonwealth's consolidated income statement.

REGULATORY APPROVALS (PAGE 54)

         The merger must be approved by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the Pennsylvania Department of Banking. Applications for all of these approvals have been filed. However, we cannot predict whether or when we will obtain those approvals.

PITTSBURGH FINANCIAL SHAREHOLDERS DO NOT HAVE DISSENTERS' RIGHTS (PAGE 55)

         Pittsburgh Financial shareholders do not have dissenters' rights under Pennsylvania law in connection with the merger.

CONDITIONS TO THE MERGER (PAGE 49)

         The completion of the merger depends upon the satisfaction of a number of conditions, including:

         o Approval of the merger agreement by the shareholders of Pittsburgh Financial.

         o Receipt of listing approval from the New York Stock Exchange for the First Commonwealth common stock to be issued in the merger.

         o Receipt of all necessary federal and state regulatory approvals for the merger.

COMPLETION OF THE MERGER (PAGE 49)

         The merger will be completed as soon as practicable following the satisfaction or waiver of the conditions to the merger. If all of the conditions have been met or waived at the time of the special meeting, and if the merger is approved by the shareholders of Pittsburgh Financial, the merger will be completed immediately following the special meeting. If any governmental approval has not been received or other condition has not been fulfilled at the time of the special meeting, the completion of the merger will be deferred pending receipt of the approval or fulfillment of the condition. Either party may terminate the merger agreement if the merger has not been completed by March 31, 2004, but that date may be extended by mutual agreement of the boards of directors of First Commonwealth and Pittsburgh Financial.

         After the merger is completed, First Commonwealth will send Pittsburgh Financial shareholders an election form, a letter of transmittal and instructions for sending in Pittsburgh Financial stock certificates to be exchanged for cash and/or certificates representing their First Commonwealth common stock. YOU SHOULD NOT SEND IN YOUR STOCK CERTIFICATE(S) UNTIL YOU RECEIVE THOSE MATERIALS FROM FIRST COMMONWEALTH.

TERMINATION OF THE MERGER (PAGE 53)

         The merger agreement may be terminated at any time prior to the consummation of the merger as follows:

         o First Commonwealth and Pittsburgh Financial may mutually agree to terminate.

         o Either First Commonwealth or Pittsburgh Financial may terminate if any of the conditions to its obligations under the merger agreement has not been satisfied or waived and the merger is not completed by March 31, 2004, but that date may be extended by mutual agreement of the boards of directors of First Commonwealth and Pittsburgh Financial.

         o Either First Commonwealth or Pittsburgh Financial may terminate if any required regulatory approval is denied or is conditioned upon a substantial deviation from the contemplated transaction.

         o Either First Commonwealth or Pittsburgh Financial may terminate if the Pittsburgh Financial shareholders do not approve the merger agreement at their special meeting.

         o Either First Commonwealth or Pittsburgh Financial may terminate if the other party materially breaches any of its representations, warranties or covenants in the merger agreement and does not cure the breach after notice.

         o First Commonwealth may terminate if the Pittsburgh Financial board of directors withdraws or adversely modifies its recommendation of the merger.

         o Pittsburgh Financial may terminate if it receives a superior acquisition proposal and its board of directors determines that termination of the merger agreement is necessary to comply with its fiduciary duties to the Pittsburgh Financial shareholders.

         Pittsburgh Financial will be required to pay a termination fee to First Commonwealth under certain circumstances. The termination fee is equal to the product of 4% of the number of outstanding shares of Pittsburgh Financial common stock on the date of the termination times $20, or approximately $1.14 million.

RESALES OF FIRST COMMONWEALTH COMMON STOCK FOLLOWING THE MERGER (PAGE 55)

         Shares of First Commonwealth common stock issued in the merger will be freely transferable by Pittsburgh Financial shareholders, except shareholders who may be "affiliates" of Pittsburgh Financial prior to the merger. Affiliates generally include directors, executive officers and holders of 10% or more of the common stock of Pittsburgh Financial before the merger. Pittsburgh Financial has provided to First Commonwealth the written agreement of each person believed to be an "affiliate" that such person will not dispose of his or her shares of First Commonwealth common stock received in the merger, except in compliance with Rule 145 of the Securities and Exchange Commission.

                         SELECTED FINANCIAL INFORMATION
                              OF FIRST COMMONWEALTH

         The following table provides you with selected historical consolidated financial data of First Commonwealth for the past five years. The following selected financial data is not covered by the auditors report, and you should read this information along with the consolidated financial statements and accompanying notes of First Commonwealth included in its annual report on Form 10-K for the year ended December 31, 2002(1) and its quarterly report on Form 10-Q for the quarter ended June 30, 2003, which are incorporated by reference into this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, see "Incorporation of Certain Documents by Reference" on page iii.

                                      At or for the
                                    six months ended
                                        June 30,                         At or for the year ended December 31,
                                  2003           2002          2002          2001         2000          1999          1998
                              ------------------------------------------------------------------------------------------------
                                                           (Dollar amounts in thousands, except per share data)
Interest income               $   123,503    $   140,401   $   275,568   $   308,891   $   311,882   $   296,089   $   282,067
Interest expense                   51,216         64,426       122,673       167,170       174,539       152,653       148,282
                              ------------------------------------------------------------------------------------------------
Net interest income                72,287         75,975       152,895       141,721       137,343       143,436       133,785
Provision for credit losses         6,925          5,925        12,223        11,495        10,030         9,450        15,049
                              ------------------------------------------------------------------------------------------------
Net interest income after
  provision for credit losses      65,362         70,050       140,672       130,226       127,313       133,986       118,736

Securities gains                    5,455            615           642         3,329         1,745           565         1,457
Other operating income             18,814         17,711        36,564        36,895        31,938        33,660        27,929
Litigation settlement                (610)         8,000         8,000             0             0             0             0
Restructuring charges                   0          3,116         6,140             0             0             0             0
Merger and related charges              0              0             0             0             0             0         7,915
Other operating expenses           56,764         55,942       111,301       105,007        99,461        95,569        93,980
                              ------------------------------------------------------------------------------------------------
Income before taxes and
  extraordinary items              33,477         21,318        52,437        65,443        61,535        72,642        46,227
Applicable income taxes             6,746          2,723         8,911        15,254        14,289        19,612        12,229
                              ------------------------------------------------------------------------------------------------
Net income before                  26,731         18,595        43,526        50,189        47,246        53,030        33,998
extraordinary items
Extraordinary items (less
  applicable income taxes
  of $336)                              0              0             0             0             0             0          (624)
                              ------------------------------------------------------------------------------------------------
Net income                    $    26,731    $    18,595   $    43,526   $    50,189   $    47,246   $    53,030   $    33,374
                              ================================================================================================

PER SHARE DATA
Net income before
  extraordinary items         $      0.46    $      0.32   $      0.75   $      0.87   $      0.82   $      0.88   $      0.55
Extraordinary items                  0.00           0.00          0.00          0.00          0.00          0.00         (0.01)
                              ------------------------------------------------------------------------------------------------
Net income                    $      0.46    $      0.32   $      0.75   $      0.87   $      0.82   $      0.88   $      0.54
                              ================================================================================================

Dividends declared            $     0.310    $     0.300   $     0.605   $     0.585   $     0.565   $     0.515   $     0.445

Average shares outstanding     58,736,392     58,251,440    58,409,614    57,885,478    57,558,929    60,333,092    61,333,572


                         SELECTED FINANCIAL INFORMATION
                       OF FIRST COMMONWEALTH (continued)

                                      At or for the
                                    six months ended
                                        June 30,                         At or for the year ended December 31,
                                  2003           2002          2002          2001         2000          1999          1998
                              ------------------------------------------------------------------------------------------------
                                                  (Dollar amounts in thousands, except per share data)
PER SHARE DATA ASSUMING
DILUTION
Net income before
  extraordinary items              $0.45          $0.32         $0.74         $0.86         $0.82         $0.88         $0.55
Extraordinary items                 0.00           0.00          0.00          0.00          0.00          0.00        (0.01)
                              ----------------------------------------------------------------------------------------------

Net income                         $0.45          $0.32         $0.74         $0.86         $0.82         $0.88         $0.54
                              ===============================================================================================

Dividends declared                $0.310         $0.300        $0.605        $0.585        $0.565        $0.515        $0.445

Average shares outstanding    59,018,324     58,669,047    58,742,018    58,118,057    57,618,671    60,569,322    61,666,026

AT END OF PERIOD
Total assets                  $4,830,764     $4,584,972    $4,524,743    $4,583,530    $4,372,312    $4,340,846    $4,096,789
Investment securities          1,963,624      1,733,966     1,680,609     1,762,408     1,636,337     1,592,389     1,525,332
Loans and leases, net of
  unearned income              2,621,569      2,612,965     2,608,634     2,567,934     2,490,827     2,500,059     2,374,850
Allowance for credit losses       35,604         34,302        34,496        34,157        33,601        33,539        32,304
Deposits                       3,219,809      3,183,634     3,044,124     3,093,150     3,064,146     2,948,829     2,931,131
Company obligated
  mandatorily redeemable
  capital securities of
  subsidiary trust                35,000         35,000        35,000        35,000        35,000        35,000             0
Other long-term debt             543,408        646,215       544,934       629,220       621,855       603,355       630,850
Shareholders' equity             411,462        387,518       401,390       370,066       334,156       286,683       355,405

KEY RATIOS
Return on average assets            1.17%          0.82%         0.96%         1.11%         1.10%         1.25%         0.85%
Return on average equity           13.07%          9.77%        11.09%        13.85%        15.65%        15.44%         9.13%
Net loans to deposits ratio        80.31%         81.00%        84.56%        81.92%        80.19%        83.64%        79.92%
Dividend per share as a
  percent of net income per
  share                            67.39%         93.75%        80.67%        67.24%        68.90%        58.52%        82.41%
Average equity to average
  assets ratio                      8.95%          8.43%         8.64%         8.01%         7.00%         8.10%         9.28%


(1) As of June 2003, the company had automobile leases with a net balance of $37.5 million outstanding, a majority of which did not have individually insured residuals. On May 15, 2003, the SEC issued Staff Interpretation Topic D-107, which indicated that, unless lease residuals were individually insured, no related amount should be considered in minimum lease payments. Consequently, a majority of the automobile leases outstanding at June 30, 2003 may not qualify as financing leases, and previously issued financial statements would need to be restated, if material. The guidance will be effective no later than for reports issued after the first fiscal quarter beginning after December 15, 2003. While the company is in the process of analyzing the impact of this Staff Interpretation, it could cause a restatement of previously issued financial statements.

                         SELECTED FINANCIAL INFORMATION
                             OF PITTSBURGH FINANCIAL

         The following table provides you with selected historical consolidated financial data of Pittsburgh Financial. The following selected financial data is not covered by the auditors report, and you should read this information along with the consolidated financial statements and accompanying notes of Pittsburgh Financial included in its annual report on Form 10-K for the year ended September 30, 2002 and its quarterly report on Form 10-Q for the quarter ended June 30, 2003, which are attached to this proxy statement/prospectus as ANNEX II.

                                              At or for the
                                            nine months ended
                                                 June 30,                    At or for the year ended September 30,
                                            2003         2002         2002         2001         2000         1999        1998
                                         ----------------------------------------------------------------------------------------
                                                             (Dollar amounts in thousands, except per share data)
Interest income                          $   16,792   $   20,569   $   27,032   $   30,533   $   30,975   $   27,659   $   24,414
Interest expense                             11,869       14,670       19,255       22,725       22,446       19,017       16,513
                                         ----------------------------------------------------------------------------------------
Net interest income                           4,923        5,899        7,777        7,808        8,529        8,642        7,901
Provision for credit losses                     180          360          420          600          600          600          610
                                         ----------------------------------------------------------------------------------------
Net interest income after provision
  for credit losses                           4,743        5,539        7,357        7,208        7,929        8,042        7,291

Securities gains (losses)                       542            8            9          (81)        (172)         (10)        (208)
Other operating income                        2,083        1,308        1,861        1,089        1,513        1,015          817
Other operating expenses                      6,719        6,014        8,050        7,922        7,620        5,727        5,114
                                         ----------------------------------------------------------------------------------------
Income before taxes                             649          841        1,177          294        1,650        3,320        2,786
Applicable income taxes                         232          275          379           85          483        1,031          884
                                         ----------------------------------------------------------------------------------------
Net income                               $      417   $      566   $      798   $      209   $    1,167   $    2,289   $    1,902
                                         ========================================================================================

PER SHARE DATA
Net income                               $     0.31   $     0.42   $     0.60   $     0.14   $     0.75   $     1.43   $     1.10

Dividends declared                       $    0.285   $    0.270   $    0.360   $    0.360   $    0.360   $    0.280   $    0.310

Average shares outstanding                1,338,707    1,329,637    1,326,197    1,490,407    1,552,541    1,602,554    1,725,921

PER SHARE DATA ASSUMING DILUTION
Net Income                               $     0.30   $     0.41   $     0.58   $     0.14   $     0.75   $     1.39   $     1.05
Dividends declared                       $    0.285   $    0.270   $    0.360   $    0.360   $    0.360   $    0.280   $    0.310
Average shares outstanding                1,377,950    1,363,582    1,361,236    1,499,937    1,555,207    1,644,699    1,813,475

AT END OF PERIOD
Total assets                             $  376,450   $  407,752   $  413,663   $  427,069   $  438,419   $  415,742   $  374,279
Investment securities                       102,754      119,131      124,296      101,287       99,176      109,745      141,624
Loans, net of unearned income               237,184      256,557      243,829      287,549      309,666      280,042      213,719
Allowance for credit losses                   3,124        3,000        3,023        2,644        2,238        1,957        1,738
Deposits                                    181,722      191,634      196,222      213,011      205,680      169,463      153,983
Company obligated mandatorily
  redeemable capital securities of
  subsidiary trust                            7,595        9,747        9,753       10,855       10,830       10,806       10,781
Other long-term debt                        158,947      155,617      157,388      164,566      160,816      160,067      167,567
Shareholders' equity                         22,842       22,677       23,022       23,310       21,419       22,026       24,799


                         SELECTED FINANCIAL INFORMATION
                      OF PITTSBURGH FINANCIAL (continued)

                                              At or for the
                                            nine months ended
                                                 June 30,                    At or for the year ended September 30,
                                            2003         2002         2002         2001         2000         1999        1998
                                         ----------------------------------------------------------------------------------------
KEY RATIOS
Return on average assets                       0.14%        0.18%        0.18%        0.09%        0.27%        0.59%        0.56%
Return on average equity                       2.43%        3.43%        3.58%        0.91%        5.58%        9.74%        7.33%
Net loans to deposits ratio                  128.80%      132.31%      122.72%      133.75%      149.47%      164.10%      137.67%
Dividend per share as a percent of net
  income per share                            91.94%       62.79%       60.00%      257.14%       48.00%       19.58%       28.18%
Average equity to average assets
  ratio                                        5.87%        5.33%        5.38%        5.35%        4.86%        6.01%        7.66%


                                  RISK FACTORS

         After the merger, the current shareholders of Pittsburgh Financial who receive shares of First Commonwealth common stock will continue to face the risks that they have faced as shareholders of a local financial institution. The merger and the process of integrating the two companies after the merger may pose additional risks to the shareholders of First Commonwealth following the merger. In addition to the other information presented in this joint proxy statement/prospectus, including the matters addressed in "Cautionary Statement Regarding Forward-Looking Information" on page 15, shareholders of Pittsburgh Financial should consider carefully the risks described below in determining whether to approve the merger agreement.

BECAUSE THE AGGREGATE MERGER CONSIDERATION IS FIXED AT 40% CASH AND 60% STOCK, YOU MAY RECEIVE A FORM OF CONSIDERATION DIFFERENT FROM WHAT YOU ELECT.

         The merger agreement allows you to elect whether to receive cash or shares of First Commonwealth common stock in exchange for your Pittsburgh Financial shares. However, your election is subject to the requirement that approximately 40% of the outstanding shares of Pittsburgh Financial be exchanged for cash and the remainder be exchanged for First Commonwealth common stock. The purpose of this fixed ratio is to ensure that, with respect to the First Commonwealth common stock issued in the merger, the transaction qualifies as a tax-free reorganization under the United States Internal Revenue Code. To achieve this outcome, the merger agreement contains proration and allocation procedures. If you elect to receive cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in First Commonwealth common stock. Conversely, if you elect to receive First Commonwealth common stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash. Therefore, you may not receive exactly the form of consideration that you elect. Because the tax consequences of the merger depend upon the form of consideration you receive, you may recognize gain or loss on your Pittsburgh Financial shares notwithstanding your election to receive shares of First Commonwealth common stock in the merger.

IF WE ARE UNABLE TO INTEGRATE THE BUSINESSES OF PITTSBURGH FINANCIAL AND FIRST COMMONWEALTH SUCCESSFULLY, OUR BUSINESS AND EARNINGS MAY BE ADVERSELY AFFECTED.

         After the merger, we will undertake to integrate the business of Pittsburgh Financial with that of First Commonwealth, which have previously operated independently. Integration will involve the consolidation of the operations, systems and procedures of the two institutions in order to eliminate redundant functions and costs and to operate on a consistent basis. That process will probably increase operating costs in the short run. We cannot assure you that we will be able to integrate the two operations without encountering difficulties, including the possible loss of employees or customers, disruptions in the delivery of services or inconsistencies in standards, controls, procedures and policies. Such difficulties could interfere with our ability to realize the benefits expected from the merger.

WE MAY LOSE CURRENT CUSTOMERS AND EMPLOYEES OF PITTSBURGH FINANCIAL AND BANKPITTSBURGH AFTER THE MERGER.

         Historically, financial institutions have experienced some loss of customers and employees following an acquisition of this nature. Customers perceive a change in the bank's name as a sign that the quality of service may decline, and employees fear instability following a change in control. While First Commonwealth is committed to retaining the current customers and employees of Pittsburgh Financial and BankPittsburgh, we cannot assure you that we will be successful in doing so or that we will be able to replace any customers or employees that are lost.

FIRST COMMONWEALTH MAY NOT REALIZE THE BENEFITS EXPECTED FROM THE MERGER.

         First Commonwealth intends to grow Pittsburgh Financial and BankPittsburgh by offering First Commonwealth's expanded range of products and services to BankPittsburgh's customers and by expanding BankPittsburgh's marketing programs. We cannot assure you that BankPittsburgh's customers or the Pittsburgh market in general will be receptive to our expanded range of products and services. The addition of First Commonwealth's expanded product and service offerings may involve costs not previously incurred by BankPittsburgh. If the expanded product and service offerings are not successful, such costs could adversely affect the results of our operations and the market price of our stock.

FIRST COMMONWEALTH'S EXPOSURE TO INTEREST RATE RISK MAY INCREASE AS A RESULT OF THE MERGER.

         Interest-bearing assets and liabilities that we acquire in the merger may be sensitive to future changes in interest rates, which could result in material changes to the fair values of acquired assets and liabilities, as well as the interest income and interest expense generated from these acquired assets and liabilities in future periods. Interest rate risk inherent in the acquired assets and liabilities may negatively impact our future earnings. Some of this risk is mitigated by the fact that the expected duration of acquired interest-sensitive assets and liabilities may be shorter than the contractual maturities of such assets and liabilities.

STATUTORY RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS FROM OUR SUBSIDIARY BANK MAY ADVERSELY IMPACT OUR FUTURE FINANCIAL RESULTS.

         First Commonwealth's earnings and financial condition have allowed it to pay sizable quarterly dividend distributions to its shareholders. A substantial portion of our cash flow comes from dividends paid to us by our subsidiary bank. Various federal and state statutory provisions limit the amount of dividends that our subsidiary bank can pay without regulatory approval. These restrictions may adversely impact our future financial results, and there can be no assurance that our dividend policy or size of dividend will continue after the merger.

FIRST COMMONWEALTH'S GROWTH STRATEGY MAY BE MORE AGGRESSIVE AND THEREFORE MORE RISKY THAN THE GROWTH STRATEGY OF PITTSBURGH FINANCIAL PRIOR TO THE MERGER.

         The merger is part of First Commonwealth's ongoing strategy to expand into different communities and markets through, among other things, acquisitions of existing financial institutions. First Commonwealth may acquire other financial institutions and related businesses in the future. Such acquisitions involve significant risks including:

         o Potential exposure to unknown or contingent liabilities of financial institutions and other businesses we acquire.

         o Exposure to potential asset quality issues at the acquired banks or businesses.

         o Difficulty and expense of integrating the operations and personnel of banks and businesses we acquire.

         o Potential disruption of our business.

         o Potential diversion of management's time and attention.

         o The possible loss of key employees and customers of the banks and businesses we acquire.

FIRST COMMONWEALTH'S STRATEGY OF CONTINUING TO DIVERSIFY ITS PRODUCTS AND SERVICES WILL EXPOSE FORMER PITTSBURGH FINANCIAL SHAREHOLDERS TO ADDITIONAL RISKS.

         In recent months, First Commonwealth has begun offering various types of services not historically offered by all banks. For example, in 2002, First Commonwealth began offering financial planning, asset management and consulting services. First Commonwealth also offers insurance products and employee benefit services. We intend to continue to explore opportunities to expand our product and service offerings and sources of revenue. These additional products and services involve risks that are different than the risks associated with the operation of a traditional savings bank. There can be no assurance that First Commonwealth will be successful in offering these expanded products and services or that its efforts to do so will not adversely affect earnings.

BECAUSE THE MARKET PRICE OF FIRST COMMONWEALTH'S COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE MARKET PRICE OF THE FIRST COMMONWEALTH COMMON STOCK THAT YOU WILL RECEIVE IN THE MERGER.

         The number of shares of First Commonwealth common stock into which each share of Pittsburgh Financial stock is converted in the merger will be determined by a conversion ratio calculated by dividing $20 by the average closing price of the First Commonwealth common stock over the 10 trading days ending three trading days before the merger is effective. Significant increases or decreases in the market price of First Commonwealth common stock in the three days after that period could cause the First Commonwealth common stock issued in the merger to have a market value on the date of the merger that is more or less than the average. In addition, there will be a time period between the completion of the merger and the time when Pittsburgh Financial shareholders receiving stock consideration actually receive certificates evidencing First Commonwealth common stock. Until stock certificates are received, Pittsburgh Financial shareholders will not be able to sell their First Commonwealth shares in the open market and will not be able to avoid losses resulting from any decline in the trading price of First Commonwealth common stock during this period.

AFTER THE MERGER, FIRST COMMONWEALTH WILL CONTINUE TO FACE THE RISKS COMMON TO LOCAL AND REGIONAL FINANCIAL INSTITUTIONS.

         Prior to the merger, First Commonwealth and Pittsburgh Financial have faced, and after the merger First Commonwealth will continue to face, all of the risks common to local and regional financial institutions, including:

         o General or local economic conditions may adversely affect the demand for our products and services, the ability of our borrowers to repay loans and the value of the collateral for our loans.

         o Our allowance for loan losses, which is established based on various assumptions, may not be adequate to cover actual credit losses or may have to be increased, either of which would have an adverse effect on earnings.

         o Changes in prevailing interest rates or market prices may adversely affect our net interest margins and asset values and increase expenses.

         o The loss of senior management personnel at the parent company or any operating subsidiary could adversely affect our business and prospects.

         o Increased competition in one or more of our market areas may adversely affect earnings, financial condition and growth.

         o Changes in the extensive regulatory structures to which we are subject could require changes in our operations that would increase costs or otherwise impact earnings.

         o Keeping pace with technological changes in the financial services industry may be more difficult for us than for larger institutions and may require significant capital expenditures.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This proxy statement/prospectus, including documents incorporated by reference herein, contains forward looking statements concerning future events that are subject to risks, uncertainties and assumptions. These forward-looking statements are based upon our current expectations and projections about future events. When used in this proxy statement/prospectus and in our incorporated documents, the words "believe," "anticipate," "intend," "estimate," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries and business affiliates, including, among other things, the factors described above under the "Risk Factors" section of this proxy statement/prospectus and the following:

o Competitive pressures among depository and other financial institutions nationally and in our market areas may increase significantly.

o Adverse changes in the economy or business conditions, either nationally or in our market areas, could increase credit-related losses and expenses.

o Increases in defaults by borrowers and other delinquencies could result in increases in our provision for losses on loans and leases and related expenses.

o Our inability to manage growth effectively, including the successful expansion of our customer support, administrative infrastructure and internal management systems, could adversely affect our results of operations and prospects.

o Fluctuations in interest rates and market prices could reduce our net interest margins and asset valuations and increase our expenses.

o The consequences of continued bank acquisitions and mergers in our market areas, resulting in fewer but much larger and financially stronger competitors, could increase competition for financial services to our detriment.

o Our continued growth will depend in part on our ability to enter new markets successfully and capitalize on other growth opportunities.

o Changes in legislative or regulatory requirements applicable to us and our subsidiaries could increase costs, limit certain operations and adversely affect results of operations.

o Changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations may increase our tax expense or adversely affect our customers' businesses.

o        Other factors discussed in "Risk Factors" may adversely affect us.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/ prospectus. In light of these risks, uncertainties and other assumptions, the forward-looking events discussed in this proxy statement/prospectus might not occur.

                      MARKET PRICE AND DIVIDEND INFORMATION

COMPARATIVE PRICES

         The following table presents information concerning closing prices for First Commonwealth common stock on the New York Stock Exchange and Pittsburgh Financial common stock on the Nasdaq National Market on the last day that a trade was reported prior to our public announcement of the signing of the merger agreement and on _________, 2003, the record date for the special meeting. We announced the agreement on August 8, 2003. The last day on which a trade was reported prior to that date was August 8, 2003 for First Commonwealth and August 6, 2003 for Pittsburgh Financial Corp.

                                               First Commonwealth           Pittsburgh Financial
                                                  common stock                  common stock
                                                  ------------                  ------------
Last trade prior to announcement                     $12.64                       $16.00

___________, 2003                                    $_____                       $_____


HISTORICAL MARKET PRICES AND DIVIDEND INFORMATION

         FIRST COMMONWEALTH

         First Commonwealth common stock is listed on the New York Stock Exchange under the symbol "FCF." The following table sets forth the high and low prices per share of First Commonwealth common stock as reported on the NYSE and the dividends paid per share of First Commonwealth common stock for each quarter during the last two fiscal years and the first two quarters of 2003.

                                                                    Dividends
                                   High             Low             Declared
                                   ----             ---             --------
2001
     First Quarter                $11.45           $ 9.50            $0.145
     Second Quarter                15.00            10.30             0.145
     Third Quarter                 14.35            10.80             0.145
     Fourth Quarter                13.00            11.10             0.150
2002
     First Quarter                $14.00           $11.51            $0.150
     Second Quarter                14.12            12.53             0.150
     Third Quarter                 13.37            11.62             0.150
     Fourth Quarter                12.35            10.84             0.155
2003
     First Quarter                $12.55           $11.50            $0.155
     Second Quarter                13.30            11.57             0.155
     Third Quarter                  ____             ____             0.155

         PITTSBURGH FINANCIAL

         Pittsburgh Financial common stock is traded on the Nasdaq National Market under the symbol "PHFC." The following table sets forth the high and low prices per share of Pittsburgh Financial common stock as reported on the Nasdaq National Market and the dividends paid per share of Pittsburgh Financial common stock for each quarter during the last two fiscal years and the first three quarters of fiscal 2003.

                                                                    Dividends
                                   High             Low             Declared
                                   ----             ---             --------
2001
     First Quarter                $  9.00          $  6.38           $  0.09
     Second Quarter                 12.00             9.00              0.09
     Third Quarter                  11.50            10.51              0.09
     Fourth Quarter                 13.15            11.00              0.09
2002
     First Quarter                $ 12.93          $ 11.00           $  0.09
     Second Quarter                 14.06            11.16              0.09
     Third Quarter                  15.00            13.50              0.09
     Fourth Quarter                 14.00            10.65              0.09
2003
     First Quarter                $ 12.74          $ 10.80           $ 0.095
     Second Quarter                 14.65            12.25             0.095
     Third Quarter                  16.00            12.92             0.095
     Fourth Quarter                  ____             ____             0.095

DIVIDEND POLICY OF FIRST COMMONWEALTH

         After the merger, holders of First Commonwealth common stock will be entitled to receive dividends when, as and if declared by the board of directors of First Commonwealth. The timing and amount of future dividends are at the discretion of the board of directors of First Commonwealth and will depend upon the consolidated earnings, financial condition, liquidity and capital requirements of First Commonwealth and its subsidiaries, the amount of cash dividends paid to First Commonwealth by its subsidiaries, applicable government regulations and policies and other factors considered relevant by the board of directors of First Commonwealth. The board of directors of First Commonwealth anticipates that it will continue to pay quarterly dividends in amounts determined based on the factors discussed above.

HISTORICAL, PRO FORMA AND EQUIVALENT PER SHARE DATA

         Summarized below is certain per share information for First Commonwealth and Pittsburgh Financial on an historical, pro forma combined and pro forma equivalent basis. In calculating the pro forma per share information, we used a conversion ratio of 1.5 shares of First Commonwealth common stock for each share of Pittsburgh Financial common stock, which is the conversion ratio that would apply if the average closing price of the First Commonwealth common stock for the ten trading days ending three days before the completion of the merger is $13.33 per share.

         We have calculated the pro forma First Commonwealth and Pittsburgh Financial combined per share data for net income using the weighted average number of shares of First Commonwealth common stock outstanding for the periods presented, increased by the weighted average number of shares of Pittsburgh Financial common stock outstanding for the periods presented multiplied by an assumed conversion ratio of 1.5 shares of First Commonwealth's common stock for each share of Pittsburgh Financial common stock, and assuming that 60% of the outstanding common stock of Pittsburgh Financial is converted into First Commonwealth common stock, as if these shares were outstanding for each period presented.

         The pro forma combined dividends assume no changes in First Commonwealth's cash dividends per share. The ability of First Commonwealth to pay dividends in the future is limited by certain regulatory restrictions. Please refer to Note 25 "Regulatory Restrictions and Capital Adequacy" of First Commonwealth's annual report for a discussion of those restrictions.

         The pro forma First Commonwealth and Pittsburgh Financial combined book value per share has been calculated using the shares of outstanding First Commonwealth common stock increased by the shares of outstanding Pittsburgh Financial common stock multiplied by an assumed conversion ratio of 1.5 for each share of Pittsburgh Financial common stock, and assuming that 60% of the outstanding common stock of Pittsburgh Financial is converted into First Commonwealth common stock as if these shares were outstanding as of the date presented. Book value has also been adjusted for the impact of purchase accounting adjustments on pro forma shareholders' equity.

         The equivalent pro forma Pittsburgh Financial per share information has been calculated by multiplying the First Commonwealth pro forma combined per share net income, dividends and book value by an assumed conversion ratio of 1.5.

                                                                                            Pro Forma               Pro Forma
                                     First Commonwealth     Pittsburgh Financial            Combined               Equivalent
                                    -----------------------------------------------------------------------------------------------
                                      Six        Twelve       Six         Twelve        Six         Twelve      Six         Twelve
                                     Months      Months      Months       Months        Months      Months      Months      Months
                                     Ended       Ended       Ended        Ended         Ended       Ended       Ended       Ended
                                    06/30/03    12/31/02    06/30/03     12/31/02      06/30/03    12/31/02    06/30/03    12/31/02
                                   ------------------------------------------------------------------------------------------------
                                                         (dollar amounts in thousands, except per share data)
Net income                          $ 26,731    $43,526      $  97        $  972       $27,881     $46,603           -           -
Basic earnings per share                0.46       0.75       0.07          0.74          0.47        0.78        0.71        1.17

Diluted earnings per share              0.45       0.74       0.07          0.72          0.46        0.78        0.69        1.17

Cash dividends declared per share      0.310      0.605      0.190         0.365         0.310       0.605       0.465       0.908

Book value per share                    6.97       6.81      16.03         16.45          7.10        6.95       10.65       10.43

         The following table sets forth an estimate of the expected effects of the projected aggregate purchase accounting adjustments reflected in the pro forma combined financial statements on the future net income of First Commonwealth after the merger (in thousands):

                                                            Discount Accretion (Premium Amortization)
                                                                 for the Years Ended December 31,
                                              --------------------------------------------------------------------
                                                 2004           2005            2006           2007          2008
                                                 ----           ----            ----           ----          ----
Investment securities                         $  (929)        $  (718)        $  (487)       $  (286)      $   (16)
Loans                                          (2,919)         (2,919)         (2,529)        (1,040)         (289)
Bank premises                                      21              21              21             21            21
Customer/deposit base                            (351)           (351)           (351)          (351)         (351)
Time deposits                                   2,359             807               -              -             -
Borrowings                                      5,207           5,207           5,113          4,630         3,975
                                              --------------------------------------------------------------------

Increase (decrease) in income before taxes    $ 3,388         $ 2,047         $ 1,767        $ 2,974       $ 3,340
                                              ====================================================================


         On the effective date of the merger, the interest rates used in the valuation of Pittsburgh Financial's assets and liabilities may be higher or lower than those at June 30, 2003. This may change the purchase accounting adjustments and their estimated effects on future net income. The following table shows the estimated effects on the purchase accounting adjustments and the pro forma annual net income of a 1% change in the interest rates used to determine the estimated fair value of the indicated assets and liabilities. The income effect has been determined by changing the relevant interest rate.

                                                  Purchase Accounting Adjustments
                                             ------------------------------------------
                                                            1% Increase     1% Decrease
                                             Pro Forma       in Rates         in Rates
                                             ---------      -----------     -----------
                                                           (in thousands)
  Investment securities                      $   2,437      $     (78)       $  (1,275)
  Loans                                          9,697          1,735           14,551
  Bank premises                                 (1,142)        (1,142)         ( 1,142)
  Customer/deposit base                          3,220          3,220            3,220
  Time deposits                                 (3,166)        (1,981)          (4,314)
  Borrowings                                   (24,894)       (18,565)         (32,083)
                                             -----------------------------------------

  Total adjustment                           $ (13,848)     $ (16,811)       $ (21,043)
                                             =========================================


                                                               Impact on Pro Forma Net Income
                                                               for the Years Ended December 31,
                                             ---------------------------------------------------------------------
                                               2004            2005            2006          2007           2008
                                               ----            ----            ----          ----           ----
                                                                         (in thousands)
  1% increase in interest rates              $ 4,448          $ 3,548         $ 2,955       $ 3,013        $ 2,702
  1% decrease in interest rates                6,011            4,196           2,946         3,153          4,188

                     THE SPECIAL MEETING OF THE SHAREHOLDERS
                             OF PITTSBURGH FINANCIAL

GENERAL

         Pittsburgh Financial is furnishing this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the Pittsburgh Financial board of directors for use at the special meeting of shareholders, including any meeting adjournments or postponements, to be held on __________, 2003 at __:__ a.m., local time, at ______________________. In addition, First Commonwealth is furnishing this proxy statement/prospectus to the shareholders of Pittsburgh Financial as its prospectus in connection with the offering and issuance of shares of its common stock in the merger.

         At the special meeting, Pittsburgh Financial shareholders will consider and vote upon the proposal to approve the merger agreement pursuant to which Pittsburgh Financial will merge with and into First Commonwealth, with the result that each share of Pittsburgh Financial common stock will be converted, at the election of the holder, subject to the proration and allocation procedures described below under "The Merger - Cash or Stock Election," into $20 in cash or shares of First Commonwealth common stock on the basis described in this proxy statement/prospectus. First Commonwealth will pay cash in lieu of any fractional shares.

         In addition, Pittsburgh Financial shareholders will consider and approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the Pittsburgh Financial board of directors is unaware of any matters, other than set forth in the preceding sentence, that may be presented for action at the special meeting.

         The merger agreement is attached to this document as ANNEX I. For a description of the merger agreement, see "The Merger" on page 23 and "The Merger Agreement" on page 49.

RECORD DATE

         If you were a Pittsburgh Financial shareholder at the close of business on _________, 2003, you may vote at the meeting. As of that date, there were _________ issued and outstanding shares of Pittsburgh Financial common stock held by approximately ___ shareholders of record. Pittsburgh Financial shareholders have one vote per share on any matter that may properly come before the special meeting.

VOTE REQUIRED

         The presence in person or by proxy of the holders of a majority of the shares of Pittsburgh Financial common stock outstanding on the record date will constitute a quorum for the transaction of business at the special meeting. Pittsburgh Financial will count abstentions and broker non-votes for purposes of establishing the presence of a quorum at the meeting.

         If a quorum is present at the special meeting, the approval of the merger agreement requires the affirmative vote of a majority of the shares of Pittsburgh Financial common stock present or represented by proxy at the meeting. The affirmative vote of a majority of the votes cast on the matter at the special meeting is required to approve the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and any other matter properly submitted to shareholders for their consideration at the special meeting.

         Any "broker non-votes" submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal. "Broker non-votes" are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if such clients have not furnished voting instructions within ten days of the special meeting. Because of the vote required for both the proposal to approve the merger agreement and the proposal to adjourn the special meeting, abstentions and broker "non-votes" will have no effect on these proposals.

         First Commonwealth has entered into voting agreements with each director and executive officer of Pittsburgh Financial, pursuant to which such persons have agreed to vote all shares of Pittsburgh Financial common stock which they own in favor of the merger agreement. These voting agreements increase the likelihood that the merger agreement will be approved by the shareholders of Pittsburgh Financial. On the record date, the executive officers and directors of Pittsburgh Financial had voting power with respect to an aggregate of _______shares of Pittsburgh Financial common stock or approximately __% of the shares of Pittsburgh Financial common stock then outstanding.

RECOMMENDATIONS OF THE PITTSBURGH FINANCIAL BOARD OF DIRECTORS

         The Pittsburgh Financial board has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. The Pittsburgh Financial board believes that the merger is fair to and in the best interests of Pittsburgh Financial and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement and the transactions contemplated thereby. The Pittsburgh Financial board also unanimously recommends that you vote FOR approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

SOLICITATION AND REVOCATION OF PROXIES

         Pittsburgh Financial has enclosed a form of proxy with this proxy statement/prospectus. Shares represented by a proxy will be voted at the special meeting as specified in the proxy. Proxies that are properly signed and dated but that do not have voting instructions will be voted by the proxy holders FOR the merger, FOR the adjournment, and in the discretion of the proxy holder as to any other matter that may properly come before the meeting.

         Pittsburgh Financial asks you to vote by completing, dating and signing the accompanying proxy card and returning it promptly to Pittsburgh Financial in the enclosed, postage-paid envelope even if you plan to attend the meeting in person. YOU SHOULD NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.

         If you are a Pittsburgh Financial shareholder who delivers a properly executed proxy, you may revoke the proxy at any time before its exercise. You may revoke your proxy by:

o Filing with the Secretary of Pittsburgh Financial prior to the special meeting, at Pittsburgh Financial's principal executive offices, either a written revocation of such proxy or a duly executed proxy bearing a later date.

o Attending the special meeting and voting in person. Presence at the meeting will not revoke your proxy unless and until you vote in person.

o If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person, you must bring an account statement and authorization from your nominee so that you can vote your shares.

         Pittsburgh Financial is soliciting proxies for use at the special meeting. Pittsburgh Financial and First Commonwealth will share equally the cost of printing and mailing this document. Pittsburgh Financial will bear the cost of solicitation of proxies from its shareholders. In addition to solicitation by mail, Pittsburgh Financial directors, officers and employees may solicit proxies from shareholders by telephone, in person or through other means. These persons will not receive additional compensation, but they will be reimbursed for the reasonable out-of-pocket expenses they incur in connection with this solicitation. Pittsburgh Financial also will make arrangements with brokerage firms, fiduciaries and other custodians who hold shares of record to forward solicitation materials to the beneficial owners of these shares. Pittsburgh Financial will reimburse these brokerage firms, fiduciaries and other custodians for their reasonable out-of-pocket expenses in connection with this solicitation.

OTHER MATTERS

         No matters other than those set forth in the notice of meeting that accompanies this proxy statement/prospectus, and appropriate procedural matters, may be considered at the special meeting. If other matters are properly presented at the special meeting, the persons named in the proxy will have authority to vote all proxies in accordance with their judgment on any such matter.

                      THE COMPANIES INVOLVED IN THE MERGER

FIRST COMMONWEALTH

         Financial and other information relating to First Commonwealth, including information relating to First Commonwealth's current directors and executive officers, is set forth in First Commonwealth's 2002 Annual Report on Form 10-K, First Commonwealth's Proxy Statement for the 2003 Annual Meeting of Shareholders, and First Commonwealth's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed during 2003, which are incorporated by reference to this proxy statement/prospectus. Copies of those materials may be obtained from First Commonwealth as indicated under "Incorporation of Certain Documents by Reference" on page iii.

         First Commonwealth is a Pennsylvania corporation and a registered bank holding company engaged in the retail banking business through its wholly-owned subsidiary, First Commonwealth Bank, and offers personal financial planning, employee benefit services and investment and insurance products through its wholly owned subsidiaries First Commonwealth Financial Advisors, First Commonwealth Trust Company and First Commonwealth Insurance Agency. First Commonwealth also owns 50% of Commonwealth Trust Credit Life Insurance Company, which provides reinsurance for credit life and credit accident and health insurance sold by First Commonwealth Insurance Agency and the insurance agency subsidiary of the other 50% owner of Commonwealth Trust Credit Life Insurance Company. As of June 30, 2003, First Commonwealth had consolidated total assets of $4.8 billion, deposits of $3.2 billion and shareholders' equity of $411 million.

         First Commonwealth Bank, a Pennsylvania-chartered banking corporation headquartered in Indiana, Pennsylvania conducts business through 84 community banking offices in the counties of Allegheny, Armstrong, Beaver, Bedford, Blair, Butler, Cambria, Centre, Clearfield, Elk, Huntingdon,

Indiana, Jefferson, Lawrence, Somerset, Washington, and Westmoreland, Pennsylvania. First Commonwealth Bank offers a full range of financial services including such general retail banking services as demand, savings and time deposits and mortgage, consumer installment and commercial loans.

PITTSBURGH FINANCIAL

         Financial and other information relating to Pittsburgh Financial, including information relating to Pittsburgh Financial's current directors and executive officers, is set forth in Pittsburgh Financial's 2002 Annual Report on Form 10-K, Pittsburgh Financial's Proxy Statement for the 2003 Annual Meeting of Shareholders, and Pittsburgh Financial's Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed during 2003, which are incorporated by reference to this proxy statement/prospectus. A copy of Pittsburgh Financial's 2002 Annual Report and June 2003 Quarterly Report are included with this Proxy Statement/Prospectus. Copies of the other documents may be obtained from Pittsburgh Financial as indicated under "Where You Can Find Additional Information" on page iii.

         Pittsburgh Financial is a Pennsylvania corporation and registered financial holding company. Pittsburgh Financial is the sole stockholder of Pittsburgh Savings Bank, doing business as "BankPittsburgh", a Pennsylvania-chartered stock savings bank. Pittsburgh Financial also provides title and settlement services through its 80%-owned subsidiary, Pinnacle Settlement Group, LLC. As of June 30, 2003, Pittsburgh Financial had total consolidated assets of $376.4 million, total consolidated deposits of $181.7 million, and total consolidated shareholders' equity of $22.8 million.

         BankPittsburgh currently conducts business from its main office in Pittsburgh, Pennsylvania and seven branch offices and one loan office located in Allegheny and Butler Counties, Pennsylvania. BankPittsburgh is a community oriented financial institution which offers a variety of savings products to its retail customers. The bank has historically concentrated its lending activities on real estate loans secured by single family residential properties, construction loans on primarily residential properties, and commercial real estate loans. As of June 30, 2003, BankPittsburgh's total loan portfolio was $234.1 million, of which $133.5 million consisted of residential loans and $76.3 million consisted of commercial real estate loans.

                                   THE MERGER

         The detailed terms of the merger are contained in the merger agreement attached as ANNEX I to this proxy statement/prospectus and are incorporated in this proxy statement/ prospectus by this reference. The following discussion and the discussion under "The merger agreement" describe the more important aspects of the merger and the material terms of the merger agreement. These descriptions are qualified by reference to the merger agreement. We encourage you to read the merger agreement carefully.

STRUCTURE OF THE MERGER

         General. The merger agreement provides that, after approval of the merger agreement by the shareholders of Pittsburgh Financial and the satisfaction or waiver of the other conditions to the merger, Pittsburgh Financial will merge with and into First Commonwealth, with First Commonwealth as the surviving corporation.

         The articles of incorporation and bylaws of First Commonwealth as in effect immediately prior to the merger will be the articles of incorporation and bylaws of the surviving corporation. The officers and directors of First Commonwealth immediately prior to the merger will be the officers and directors of the surviving corporation after the merger until they resign or until their respective successors are duly elected and qualified.

         Timing of Closing. The closing of the merger will occur as soon as reasonably practicable after the satisfaction or waiver of all of the conditions to the merger, including the receipt of all regulatory approvals. The parties currently anticipate that the closing will occur on or before December 31, 2003.

         Conversion of Pittsburgh Financial Common Stock. In the merger, each share of Pittsburgh Financial common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive, at the holder's election, either (a) $20.00 in cash without interest or (b) a number of shares of First Commonwealth common stock calculated by dividing $20 by the average closing price of the First Commonwealth common stock on the New York Stock Exchange for the ten trading days ending with the third trading day prior to the closing date. First Commonwealth will not issue any fractional shares in the merger. In lieu of any fractional share that would otherwise be issuable, First Commonwealth will pay an amount of cash determined by multiplying that fraction by the average closing price of the First Commonwealth common stock used in determining the exchange ratio. If there is a change in the number or classification of shares of First Commonwealth common stock outstanding as a result of a stock split, stock dividend, reclassification, recapitalization, or other similar transaction, the exchange ratio will be proportionately adjusted. Your receipt of either cash or stock, however, is subject to the allocation and proration procedures as well as other provisions in the merger agreement. See "--Cash or Stock Election."

         Assuming an average closing price of $13.33 and that exactly 60% of the outstanding Pittsburgh Financial shares are exchanged for First Commonwealth common stock, after the merger the Pittsburgh Financial shareholders will own ___________ shares of First Commonwealth common stock, or approximately ___% of the issued and outstanding First Commonwealth common stock, based on the ______________ shares of First Commonwealth common stock and ______ shares of Pittsburgh Financial common stock outstanding on _________, 2003.

CASH OR STOCK ELECTION

         Under the terms of the merger agreement, Pittsburgh Financial shareholders may elect to convert their shares into either cash or First Commonwealth common stock. All elections of Pittsburgh Financial shareholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that at least 60% of the outstanding shares of Pittsburgh Financial common stock will be converted into First Commonwealth common stock in the merger. We make no recommendation as to whether you should elect to receive cash or First Commonwealth common stock in the merger. You must make your own decision with respect to the election after carefully considering the information contained and referred to in this proxy statement/prospectus.

         It is unlikely that shareholders owning exactly 60% of the outstanding Pittsburgh Financial shares will elect to receive First Commonwealth common stock and shareholders owning exactly 40% will elect to receive cash. As a result, the merger agreement describes procedures to be followed if Pittsburgh Financial shareholders in the aggregate elect to receive more or less of the First Commonwealth common stock than First Commonwealth has agreed to issue. These procedures are summarized below.

         If Cash Is Undersubscribed: If Pittsburgh Financial shareholders elect to receive less cash than First Commonwealth has agreed to pay in the merger, then all Pittsburgh Financial shareholders who have elected to receive cash will receive cash for their shares, and the remaining cash will be allocated in the following manner:

         o If the number of shares held by Pittsburgh Financial shareholders who have made no election is sufficient to make up the shortfall in the amount of cash that First Commonwealth has agreed to pay, then the exchange agent will select by lot a sufficient number of shares from among those shareholders who made no election to make up the shortfall and pay cash to those shareholders. All Pittsburgh Financial shareholders who elected to receive stock will receive shares of First Commonwealth common stock, and the remaining shares held by Pittsburgh Financial shareholders who made no election will be converted into First Commonwealth common stock.

         o If the number of shares held by Pittsburgh Financial shareholders who have made no election is insufficient to make up the shortfall in the amount of cash that First Commonwealth has agreed to pay, then all Pittsburgh Financial shareholders who made no election will receive cash, and the Pittsburgh Financial shareholders who elected to receive First Commonwealth common stock will receive a pro rata portion of the available First Commonwealth shares (subject to rounding to avoid the conversion of fractional shares) plus cash for those shares not converted into First Commonwealth common stock. However, in this circumstance, First Commonwealth may choose to increase the percentage of the aggregate merger consideration that is paid with shares of First Commonwealth common stock to allow all Pittsburgh Financial shareholders who elected to receive stock to receive all or a greater percentage of their merger consideration in First Commonwealth common stock.

         If First Commonwealth Common Stock Is Undersubscribed: If Pittsburgh Financial shareholders elect to receive fewer shares of First Commonwealth common stock than First Commonwealth has agreed to issue in the merger, then all Pittsburgh Financial shareholders who have elected to receive First Commonwealth common stock will receive First Commonwealth common stock and the remaining First Commonwealth common stock will be allocated in the following manner:

         o If the number of shares held by Pittsburgh Financial shareholders who have made no election is sufficient to make up the shortfall in the number of shares that First Commonwealth has agreed to issue, then the exchange agent will select by lot a sufficient number of shares from among those shareholders who made no election to make up the shortfall and issue shares of First Commonwealth common stock to those shareholders. All Pittsburgh Financial shareholders who elected to receive cash will receive cash, and the remaining shares held by Pittsburgh Financial shareholders who made no election will be converted into cash.

         o If the number of shares held by Pittsburgh Financial shareholders who have made no election is insufficient to make up the shortfall in the number of shares that First Commonwealth has agreed to issue, then all Pittsburgh Financial shareholders who made no election will receive shares of First Commonwealth common stock, and the Pittsburgh Financial shareholders who elected to receive cash will receive a pro rata portion of the available cash plus shares of First Commonwealth common stock (subject to rounding to avoid the conversion of fractional shares) for those shares not converted into cash.

         There is no guarantee that you will receive all cash or all stock for your shares if you so elect. As a result of the allocation procedures you may receive a combination of First Commonwealth common stock and cash if cash or stock is oversubscribed.

ELECTION PROCEDURES; SURRENDER OF STOCK CERTIFICATES

         An election form and letter of transmittal will be mailed to you after the effective time of the merger. The election form will allow you to elect to receive either cash or First Commonwealth common stock or make no election with respect to the merger consideration you wish to receive. To make an effective election, you must submit a properly completed election form, along with your Pittsburgh Financial stock certificates representing all shares of Pittsburgh Financial common stock covered by the election form (or an appropriate notice of guaranteed delivery) to The Bank of New York on or before the date set forth in the election form. The Bank of New York will act as the exchange agent in the merger and in that role will process the exchange of Pittsburgh Financial stock certificates for cash and/or shares of First Commonwealth common stock. Shortly after the merger, the exchange agent will allocate cash and stock among Pittsburgh Financial shareholders, consistent with their elections and the allocation and proration procedures described above under "--Cash or Stock Election." If you do not submit an election form, you will be treated as having made no election for purposes of the allocation and proration procedures described above. Whether or not you send in the election form, you must send your certificates and a completed letter of transmittal to the exchange agent in order to receive the cash or stock into which your Pittsburgh Financial stock is converted in the merger. In any event, do not forward your Pittsburgh Financial stock certificates with your proxy card.

         You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed later-dated election form received by the exchange agent prior to the election deadline. If you prefer to receive either First Commonwealth common stock or cash for your Pittsburgh Financial common stock, you should complete and return the election form promptly. If you do not make an election, you will be allocated First Commonwealth common stock, cash or a combination of stock and cash, depending on the elections made by other Pittsburgh Financial shareholders.

         If certificates for Pittsburgh Financial common stock are not immediately available or you are unable to send the election form and other required documents to the exchange agent prior to the election deadline, Pittsburgh Financial shares may be properly exchanged, and an election will be effective, if:

         o the exchange is made by or through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States;

         o the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery in the form provided with the election form (delivered by hand, mail, telex or facsimile transmission); and

         o the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Pittsburgh Financial shares, or confirmation of the delivery of all such certificates into the exchange agent's account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

         Pittsburgh Financial shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Pittsburgh Financial common stock designated as no-election shares.

         Until you surrender your Pittsburgh Financial stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any First Commonwealth common stock into which your Pittsburgh Financial shares have been converted. When you surrender your Pittsburgh Financial stock certificates, First Commonwealth will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of Pittsburgh Financial common stock. Pittsburgh Financial stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

BACKGROUND OF THE MERGER

         As the pace of change within the banking industry has accelerated over the past decade, and as competition from national and regional banks and from non-bank financial service providers has increased, First Commonwealth has carefully reviewed its strategic alternatives and long-term goals and has taken steps to maintain and enhance its competitive positions and meet the rising demand for investments in technology and ancillary financial services. First Commonwealth's Board of Directors has for some time recognized the foregoing industry trends and anticipates that industry consolidation and intensifying competition from within and outside the banking industry will continue. In response to these trends, First Commonwealth has expanded its presence in the central and western Pennsylvania region, internally through de novo branching, as well as through strategic acquisitions. First Commonwealth has also diversified its product offerings beyond those of a traditional bank. For example, in 1997 First Commonwealth established First Commonwealth Insurance Agency, and in 2002, First Commonwealth acquired Strategic Capital Concepts, Inc., a registered investment advisor, and Strategic Financial Advisors, Inc., which offered investment and insurance products.

         As part of its strategic planning process, the senior management team of First Commonwealth has frequently discussed potential expansion into various markets, including the Pittsburgh area. The potential benefits of geographic expansion were determined to include the ability to take First Commonwealth's established growth strategy to new markets, to diversify credit concentrations and to expand the First Commonwealth franchise into a regional franchise. Management considered whether to expand into the Pittsburgh area by opening a de novo bank or branch or by acquiring an existing institution to serve as a platform for implementing First Commonwealth's growth strategy in that area. Management concluded that an acquisition would be the preferable way to enter the Pittsburgh market and began making inquiries to develop a list of prospective acquisition candidates.

         During the past several years, the Board of Directors of Pittsburgh Financial has periodically reviewed its strategic alternatives, including remaining independent and continuing its strategy of internal growth or a strategic combination with a larger banking organization. In prior years, Pittsburgh Financial's Board has determined that Pittsburgh Financial should continue its strategy of independence and to seek growth internally.

         On March 7, 2003, the Board of Directors of Pittsburgh Financial held a special meeting to review current market conditions, discuss Pittsburgh Financial's projected performance and, in light of those factors, consider its strategic alternatives. The discussion was continued at a Board of Directors meeting held on April 7, 2003, at which time the Board determined it was appropriate to seek the advice of an investment banking firm to evaluate the various strategic alternatives available to Pittsburgh Financial, including the potential value of Pittsburgh Financial in a sale of control transaction. Mr. J. Ardie Dillen, Chairman, President and Chief Executive Officer of Pittsburgh Financial, was authorized by the Board of Directors to begin discussions with Sandler O'Neill & Partners, L.P., a national recognized investment banking firm that is experienced in advising community banks in the area of strategic planning and merger and acquisition transactions.

         At a special meeting of the Board of Directors held on May 14, 2003, David L. Martin and Daniel Burr of Sandler O'Neill made a detailed presentation outlining the various strategic alternatives available to Pittsburgh Financial, including a possible sale or merger of the company. After careful consideration and extensive discussion, the Board concluded that it would be in Pittsburgh Financial's best interests to consider a possible merger transaction. The Board also approved the engagement of Sandler O'Neill to serve as Pittsburgh Financial's financial advisor in connection with any possible merger.

         At a special meeting held by telephone on June 12, 2003, Pittsburgh Financial's Board of Directors received an update of the merger market for financial institutions and an analysis from Sandler O'Neill regarding the financial ability of a larger institution that had previously expressed an interest in acquiring Pittsburgh Financial to pay an acceptable price for the company. Sandler O'Neill was authorized to contact that institution, have them enter into a confidentiality agreement, provide detailed information about Pittsburgh Financial and request a written indication of interest letter that, among other things, outlined the financial terms of a proposed merger. The Board of Directors also determined that if the proposed terms were deemed not sufficiently attractive, indications of interest would be solicited from certain other institutions that may be interested in acquiring Pittsburgh Financial.

         On June 25, 2003, Pittsburgh Financial received a preliminary indication of interest from the institution indicating an interest in acquiring Pittsburgh Financial at a price per share of $20.00, with the merger consideration to be paid 50% in cash and 50% in common stock of the acquiror. The proposal provided that the stock portion of the merger consideration would be based upon a fixed exchange ratio and included the use of a price collar that was to be determined by the parties. The indication of interest also included certain other conditions.

         At a regular Board meeting held on June 26, 2003, the Board of Directors considered the indication of interest, including concerns expressed by Sandler O'Neill about the current value of the acquiring institution's common stock and the potential adverse effect that a merger might have on the trading value of the acquiring institution's common stock. The Board determined that it was in Pittsburgh Financial's best interests to seek potential indications of interest from other institutions and authorized Sandler O'Neill to contact three other institutions who were considered to be potential acquirors of Pittsburgh Financial, including First Commonwealth.

         On June 27, 2003, Sandler O'Neill contacted Jerry Thomchick, Senior Executive Vice President and Chief Operating Officer of First Commonwealth, inquiring as to whether First Commonwealth might be interested in submitting an indication of interest for the potential acquisition of Pittsburgh Financial. First Commonwealth executed a confidentiality agreement and was provided financial information and other data on Pittsburgh Financial, similar to that provided to the first institution. On June 27, 2003, Sandler O'Neill also contacted the other two institutions which the Board of Pittsburgh Financial had authorized them to contact. Sandler O'Neill also distributed similar financial information and other data on Pittsburgh Financial to the two institutions after entering into confidentially agreements with each of them.

         On July 7, 2003, First Commonwealth advised Pittsburgh Financial that it was interested in submitting a proposal to acquire Pittsburgh Financial. On July 9, 2003, Mr. Thomchick met with Mr. Dillen to discuss the terms of a possible transaction, including the form of consideration for Pittsburgh Financial's shareholders, the role of Pittsburgh Financial's existing officers and directors in the combined company and the treatment of current Pittsburgh Financial employees. On July 14, 2003, Mr. Dillen met with Joseph O'Dell, President and Chief Executive Officer of First Commonwealth, to discuss these matters further.

         At a meeting held on July 15, 2003, First Commonwealth's Board approved a proposal to acquire Pittsburgh Financial for $20.00 per share, with the merger consideration to consist of a combination of cash and First Commonwealth common stock. First Commonwealth provided a written indication of interest on July 15, 2003 to Pittsburgh Financial at a price of $20.00 per share with the merger consideration to be paid in a combination of cash and common stock, with the aggregate stock portion of the merger consideration not to exceed 50%. The proposal also provided that the exchange ratio for the stock would be based upon the average trading price of First Commonwealth common stock over the ten trading days prior to the closing of the transaction and did not include price collars or any other price condition. On July 15, 2003, Pittsburgh Financial also received indications of interest from the two other institutions at price levels below the First Commonwealth proposal.

         A meeting of Pittsburgh Financial's Executive Committee of the Board of Directors was held by telephone on July 17, 2003 in order to review each of the indications of interest received. Representatives of Sandler O'Neill and Pittsburgh Financial's special counsel, Elias, Matz, Tiernan & Herrick L.L.P. ("Elias, Matz"), were present at the meeting. Sandler O'Neill made a presentation describing each proposal, which included an analysis of the financial terms of each proposal as well as a financial analysis of each potential acquiror. Elias, Matz discussed the legal aspects of each proposal and the Board of Directors' fiduciary duties with respect to the proposed transaction. After extensive discussion of each proposal, the committee determined to proceed with negotiations with First Commonwealth and to proceed with a due diligence review of First Commonwealth.

         On July 18, 2003, Pittsburgh Financial executed a confidentiality agreement and began its due diligence review of First Commonwealth, and First Commonwealth concurrently began its due diligence review of Pittsburgh Financial.

         On July 24, 2003, at a regular meeting of the Board of Directors of Pittsburgh Financial, Sandler O'Neill updated the Board on the financial terms of the proposal by First Commonwealth and compared the financial terms of the offer with those of the other bidders and recent comparable transactions. Sandler O'Neill advised the Board that the financial terms offered by First Commonwealth were superior to those of the other indications of interest Pittsburgh Financial had received and similar to those in recent comparable transactions. Elias, Matz reviewed with the Board of Directors the legal terms of the First Commonwealth indication of interest as well as those of the other bidders. Management reported that its due diligence examination of First Commonwealth had been satisfactorily completed. On the basis of this information and after extensive discussion, Pittsburgh Financial's Board directed management and its advisors to negotiate a definitive agreement to merge with First Commonwealth and to present such agreement to the Board for approval.

         First Commonwealth provided a draft of the proposed merger agreement and related documents to Pittsburgh Financial on July 24, 2003. Over the next two weeks, legal counsel for both Pittsburgh Financial and First Commonwealth, together with the parties and their representatives, negotiated the terms of the merger agreement and related documents.

         On August 5, 2003, Mr. O'Dell and David R. Tomb, Jr., Secretary and Treasurer of First Commonwealth, met with Mr. Dillen to discuss the several remaining open business issues, including Pittsburgh Financial's request that the percentage of the merger consideration which consisted of First Commonwealth common stock be increased from 50% to 60%. First Commonwealth agreed to increase the stock portion of the merger consideration and all other business points were agreed to by the parties.

         On August 8, 2003, the Board of Directors held a special meeting to consider the proposed merger with First Commonwealth. At this meeting, Sandler O'Neill made a detailed presentation to the Board, including a financial analysis of the proposed merger. In addition, Sandler O'Neill delivered its oral opinion concerning the fairness, from a financial point of view, of the proposed consideration to be received by Pittsburgh Financial's shareholders as set forth in the merger agreement, which was later confirmed in writing. Elias, Matz reviewed in detail with the Board the terms of the merger agreement and related documents and matters. The Board considered the terms of the merger agreement, the potential advantages and risks associated with the merger, and the financial analyses of Sandler O'Neill. Following discussion, by the unanimous vote of all directors, the Board of Directors approved the merger agreement and the transactions contemplated by the merger agreement, authorized management to enter into the merger agreement and other related agreements and recommended that shareholders vote their shares in favor of approving the merger agreement. Following the close of the financial markets on the afternoon of August 8, 2003, Pittsburgh Financial and First Commonwealth executed the merger agreement and related agreements and issued a joint press release publicly announcing the transaction.

REASONS FOR THE MERGER

         The management of First Commonwealth and Pittsburgh Financial believe that they have very similar approaches to serving their customers and target markets. Management of each company perceives opportunities to achieve operating efficiencies through the combination of their operations and believes that by offering First Commonwealth's expanded range of products and services, they will be able to more effectively compete and successfully take advantage of banking opportunities in the greater Pittsburgh market.

         PITTSBURGH FINANCIAL

         Pittsburgh Financial's board believes that the merger is in the best interests of the company and its shareholders. Accordingly, Pittsburgh Financial's board has unanimously approved and adopted the merger agreement and recommends approval of the merger agreement by the Pittsburgh Financial shareholders. In reaching its decision, the board consulted with management, their financial advisor, Sandler O'Neill, and legal counsel. The board's deliberations included an analysis of:

         o The current and prospective economic, regulatory and competitive environment facing financial institutions.

         o The alternatives to the merger with First Commonwealth, the range of possible values to Pittsburgh Financial shareholders that might be obtained in the future if other alternatives were chosen, and the timing and likelihood of actually receiving such values. The alternatives considered included remaining independent and engaging in a merger or similar transaction with another financial institution.

         o The business, operations, earnings and financial condition of Pittsburgh Financial on an historical and a prospective basis and the historical market price and potential future value of Pittsburgh Financial's common stock.

         o The business, operations, earnings and financial condition of First Commonwealth on an historical and a prospective basis and the historical market price and potential future value of First Commonwealth's common stock.

         o The current and prospective economic and competitive environment of First Commonwealth relative to the financial services industry generally.

         o The tax consequences of the merger to Pittsburgh Financial shareholders.

         o The results of Pittsburgh Financial's due diligence review of First Commonwealth.

         o        The financial and other terms of the merger agreement.

         o The nature of, and likelihood of obtaining, the regulatory approvals that would be required with respect to the merger.

         o The actual and potential conflicts of interest presented by the existing and proposed arrangements and agreements between First Commonwealth as the surviving corporation and certain officers of Pittsburgh Financial following the merger.

         o The effect of the merger on Pittsburgh Financial's other constituencies, including its employees, customers and the communities it serves.

         o The advice and fairness opinion rendered by Pittsburgh Financial's financial advisor, Sandler O'Neill

         Based on this analysis, the board identified the following advantages of the merger to Pittsburgh Financial and its shareholders:

         o The opportunity for Pittsburgh Financial shareholders to receive in the merger a substantial premium (25%) over recent trading prices of Pittsburgh Financial stock.

         o The increased value for shareholders of Pittsburgh Financial as a result of First Commonwealth's historically higher dividend yield.

         o The increased liquidity for shareholders of Pittsburgh Financial as holders of First Commonwealth common stock, which is traded on the New York Stock Exchange rather than the Nasdaq National Market and has significantly greater float and average trading volumes.

         o The enhanced ability to compete for loans and deposits with other commercial banks, including many that are much larger than BankPittsburgh, as well as with savings institutions, finance companies, credit unions, brokerage houses and other financial services companies.

         o The elimination and consolidation of duplicate functions resulting in projected cost savings in the areas of item processing, data processing, professional and audit fees and marketing and operating expenses.

         The foregoing discussion of the information and factors considered by the Pittsburgh Financial board is not intended to be exhaustive but includes all material factors considered by the board of directors of Pittsburgh Financial. In deciding to approve the merger, the Pittsburgh Financial board did not assign relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

         FIRST COMMONWEALTH

         First Commonwealth's board of directors believes that the merger is in the best interests of First Commonwealth and its shareholders. Accordingly, First Commonwealth's board has unanimously approved and adopted the merger agreement. In reaching this decision, the board consulted with senior management. The board's deliberation included an analysis of:

         o        Pittsburgh Financial's attractive market area.

         o The alternative acquisition possibilities that are currently available.

         o The business, operations, earnings and financial condition of Pittsburgh Financial on an historical and a prospective basis and the historical market price and potential future value of Pittsburgh Financial's common stock.

         o The current and prospective economic and competitive environment of Pittsburgh Financial relative to the financial services industry generally.

         o The results of First Commonwealth's due diligence review of Pittsburgh Financial.

         o        The financial and other terms of the merger agreement.

         o The nature of, and likelihood of obtaining, the regulatory approvals that would be required with respect to the merger.

         o        The cost savings that may result from the merger

         Based on this analysis, the board identified the following advantages of the merger to First Commonwealth and its shareholders:

         o The merger creates the opportunity for First Commonwealth to offer services to Pittsburgh Financial customers that Pittsburgh Financial does not currently offer. These services include competitively priced consumer and commercial insurance and annuity products offered through First Commonwealth Insurance Agency and financial planning and brokerage services offered through First Commonwealth Financial Advisors.

         o The combined company would have a larger lending limit than that of First Commonwealth alone, which would enable First Commonwealth to compete for loans that are currently dominated by national and regional banks from other geographic areas.

         o The combined company would enjoy greater resources to fund the technological research and product development costs necessary to deliver new and improved financial services in the future.

         o The merger will substantially improve First Commonwealth's capacity to offer the varied and specialized services and expertise that are available from larger organizations, and will substantially strengthen its ability to compete with the largest banks.

         o The merger will enable First Commonwealth to draw upon and take advantage of the expertise and experience of Pittsburgh Financial's employees.

         o First Commonwealth expects to achieve significant cost savings following the merger by: (i) consolidating external data processing costs; (ii) combining accounting, retail and lending support, compliance and other redundant functions;
                  (iii) combining employee benefits programs; (iv) reducing certain professional and other third party fees, including audit and loan review support; and (v) achieving economies of scale in advertising, insurance and purchasing. Actual savings in some or all of these areas may be higher or lower than currently expected.

         o The merger will enable First Commonwealth to attract qualified personnel and to retain existing personnel by offering broader career opportunities and advancement potential than are offered in Pittsburgh Financial's current organization.

         The foregoing discussion of the information and factors considered by the First Commonwealth board is not intended to be exhaustive, but includes all material factors considered by the board of directors of First Commonwealth. In deciding to approve the merger, the First Commonwealth board did not assign relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

OPINION OF PITTSBURGH FINANCIAL'S FINANCIAL ADVISOR

         By letter dated May 27, 2003, Pittsburgh Financial retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination with another institution. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

         Sandler O'Neill acted as financial advisor to Pittsburgh Financial in connection with the proposed merger with First Commonwealth and participated in certain of the negotiations leading to the merger agreement. At the August 8, 2003 meeting at which Pittsburgh Financial's board of directors considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Pittsburgh Financial's shareholders from a financial point of view. Sandler O'Neill has confirmed its August 8th opinion by delivering to the board a written opinion dated the date of this proxy statement/prospectus. In rendering its updated opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. THE FULL TEXT OF SANDLER O'NEILL'S UPDATED OPINION IS ATTACHED AS ANNEX III TO THIS PROXY STATEMENT/PROSPECTUS. THE OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.

         SANDLER O'NEILL'S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE PITTSBURGH FINANCIAL BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO PITTSBURGH FINANCIAL SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF PITTSBURGH FINANCIAL TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY PITTSBURGH FINANCIAL SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER, THE FORM OF CONSIDERATION A SHAREHOLDER SHOULD ELECT IN THE MERGER OR ANY OTHER MATTER.

         In connection with rendering its August 8, 2003 opinion, Sandler O'Neill reviewed and considered, among other things:

         o the merger agreement, together with certain of the exhibits thereto;

         o certain publicly available financial statements and other historical financial information of Pittsburgh Financial that they deemed relevant;

         o certain publicly available financial statements and other historical financial information of First Commonwealth that they deemed relevant;

         o financial projections for Pittsburgh Financial for the year ending September 30, 2003 and net income projections for the year ending September 30, 2004 prepared by and reviewed with management of Pittsburgh Financial Corporation;

         o financial projections for First Commonwealth for the year ending December 31, 2003 provided by management of First Commonwealth and earnings per share estimates for First Commonwealth for the year ending December 31, 2004 published by I/B/E/S;

         o the pro forma financial impact of the merger on First Commonwealth, based on assumptions relating to earnings, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of First Commonwealth and Pittsburgh Financial;

         o the publicly reported historical price and trading activity for Pittsburgh Financial's and First Commonwealth's common stock, including a comparison of certain financial and stock market information for Pittsburgh Financial and First Commonwealth with similar publicly available information for certain other companies the securities of which are publicly traded;

         o the financial terms of certain recent business combinations in the savings institutions industry, to the extent publicly available;

         o the current market environment generally and the banking environment in particular; and

         o such other information, financial studies, analyses and investigations and financial, economic and market criteria as they are considered relevant.

         Sandler O'Neill also discussed with members of senior management of Pittsburgh Financial and First Commonwealth their views of the business, financial condition, results of operations and prospects of their respective companies.

         In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Pittsburgh Financial and First Commonwealth that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O'Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Pittsburgh Financial or First Commonwealth or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Pittsburgh Financial or First Commonwealth, nor did it review any individual credit files relating to Pittsburgh Financial or First Commonwealth. With Pittsburgh Financial's consent, Sandler O'Neill assumed that the respective allowances for loan losses for both Pittsburgh Financial and First Commonwealth were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill did not conduct any physical inspection of the properties or facilities of Pittsburgh Financial or First Commonwealth.

         Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed that there has been no material change in Pittsburgh Financial's or First Commonwealth's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to them, that Pittsburgh Financial and First Commonwealth will remain as going concerns for all periods relevant to its analyses, and that the sale will qualify as a tax-free reorganization for federal income tax purposes.

         In rendering its August 8, 2003 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES, THESE TABLES MUST BE READ TOGETHER WITH THE ACCOMPANYING TEXT. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Pittsburgh Financial or First Commonwealth and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Pittsburgh Financial or First Commonwealth and the companies to which they are being compared.

         The earnings projections for Pittsburgh Financial and First Commonwealth used and relied upon by Sandler O'Neill in its analyses were based upon internal financial projections for 2003 and 2004 in the case of Pittsburgh Financial and upon internal earnings projections for 2003 and published I/B/E/S earnings estimates for 2004 in the case of First Commonwealth. With respect to such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, Pittsburgh Financial's and First Commonwealth's managements confirmed to Sandler O'Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Pittsburgh Financial and First Commonwealth, respectively, and Sandler O'Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections and estimates provided by management of Pittsburgh Financial and First Commonwealth were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O'Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and, accordingly, actual results could vary materially from those set forth in such projections.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Pittsburgh Financial, First Commonwealth and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Pittsburgh Financial board at the August 8th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Pittsburgh Financial's common stock or First Commonwealth's common stock or the prices at which Pittsburgh Financial's or First Commonwealth's common stock may be sold at any time.

         SUMMARY OF PROPOSAL. Sandler O'Neill reviewed the financial terms of the proposed transaction. Using the implied transaction value of $20.00 per share, Sandler O'Neill calculated the following ratios based upon Pittsburgh Financial's March 2003 financial information:

-------------------------------------------------------------------------------
PROPOSED TRANSACTION RATIOS
-------------------------------------------------------------------------------

         Transaction value/LTM EPS(1)                             71.33x
         Transaction value/Stated book value per share            124.77%
         Transaction value/Tangible book value per share          125.47%
         Tangible book premium/Core deposits                      3.76%

-------------------------------------------------------------------------------
(1)      Excludes gain from December 2002 branch sale transaction.

The aggregate transaction value was approximately $31.9 million, based upon 1.4 million shares of Pittsburgh Financial common stock outstanding and including the intrinsic value of options outstanding to purchase shares of Pittsburgh Financial common stock calculated at the implied per share transaction value of $20.00. For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. Sandler O'Neill noted that the transaction value represented a 25.00% premium over the August 7, 2003 closing price of Pittsburgh Financial's common stock.

         STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of Pittsburgh Financial's common stock and First Commonwealth's common stock and the relationship between the movements in the prices of Pittsburgh Financial's common stock and First Commonwealth's common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, S&P Bank Index, the NASDAQ Bank Index and the median performance of composite peer groups of publicly traded regional savings institutions (for comparison with Pittsburgh Financial) and publicly traded regional commercial bank institutions (for comparison with First Commonwealth) selected by Sandler O'Neill. During the one-year period ended August 7, 2003, Pittsburgh Financial common stock underperformed its regional peer group and outperformed each of the other indices to which it was compared, while First Commonwealth underperformed each of the indices to which it was compared.

-------------------------------------------------------------------------------
PITTSBURGH FINANCIAL'S AND FIRST COMMONWEALTH'S ONE-YEAR STOCK PERFORMANCE
-------------------------------------------------------------------------------

                             Beginning Index Value          Ending Index Value
                                 August 6, 2002               August 7, 2003
Pittsburgh Financial                  100%                        130.73%
Regional Peer Group                   100%                        134.87%
NASDAQ Bank Index                     100%                        110.49%
S&P Bank Index                        100%                        110.08%

                             Beginning Index Value          Ending Index Value
                                 August 6, 2002               August 7, 2003

S&P 500                               100%                        113.33%
First Commonwealth                    100%                        104.63%
Regional Peer Group                   100%                        118.83%
NASDAQ Bank Index                     100%                        110.49%
S&P Bank Index                        100%                        110.08%
S&P 500                               100%                        113.33%
-------------------------------------------------------------------------------

         COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to compare selected publicly available financial and market trading information for Pittsburgh Financial, the regional peer group of savings institutions selected by Sandler O'Neill and a high performing group of savings institutions selected by Sandler O'Neill. The regional peer group consisted of Pittsburgh Financial and the following publicly traded regional savings institutions:

First Bell Bancorp, Inc.                   GA Financial, Inc.
Northeast Pennsylvania Financial Corp.     Thistle Group Holdings, Co.
Willow Grove Bancorp, Inc.                 TF Financial Corp.
Harleysville Savings Financial Corp.       Fidelity Bancorp, Inc.
First Keystone Financial, Inc.             WVS Financial Corp.
PHSB Financial Corp                        Laurel Capital Group, Inc.
Nittany Financial Corp.

The high performing group, which included savings institutions with a last twelve months' return on average equity of greater than 10% and a price to tangible book value ratio of greater than 142%, consisted of the following publicly traded savings institutions:

FFLC Bancorp, Inc.                         Warwick Community Bancorp, Inc.
Horizon Financial Corp.                    First Mutual Bancshares, Inc.
NewMil Bancorp, Inc.                       Pamrapo Bancorp, Inc.
Heritage Financial Corp.                   New Hampshire Thrift Bancshares, Inc.
Severn Bancorp, Inc.                       Pulaski Financial Corp.
North Central Bancshares, Inc.             Alliance Bancorp of New England
WVS Financial Corp.

The analysis compared publicly available financial information for Pittsburgh Financial and the median data for each of the peer groups as of and for each of the years ended December 31, 1998 through December 31, 2002 and as of and for the twelve months ended June 30, 2003 (or in the case of First Keystone Financial, WVS Financial Corp., Laurel Capital Corp., Nittany Financial Corp. and Severn Bancorp, as of and for the twelve months ended March 31, 2003). The table below sets forth the comparative data as of and for the most recent twelve months available, with pricing data as of August 7, 2003.

---------------------------------------------------------------------------------------------
COMPARABLE GROUP ANALYSIS
---------------------------------------------------------------------------------------------
                                          Pittsburgh        Regional          High Performing
                                          Financial         Group             Group
                                          Corporation       Median            Median

Total assets (in thousands)                 $376              $658              $588

Tangible equity/Tangible assets             6.03%             8.18%             8.06%

Intangible assets/Total equity              0.67%             0.87%             0.51%

Net loans/Total assets                     62.18%            49.61%            73.79%

Gross loans/Total deposits                130.52%            75.19%            95.70%

Total borrowings/Total assets              42.65%            23.75%            16.28%

Non-performing assets/Total assets          1.41%             0.37%             0.24%

Loan loss reserves/Gross loans              1.32%             0.95%             1.18%

Net interest margin                         1.83%             2.62%             3.83%

Non-interest income/Average assets          0.86%             0.31%             0.85%

Non-interest expense/Average assets         2.29%             1.99%             2.38%

Efficiency ratio                           91.22%            64.98%            55.84%

Return on average assets (1)                0.10%             0.73%             1.07%

Return on average equity (1)                1.69%             8.99%            13.76%

Price/Tangible book value per share       100.48%           142.52%           200.16%

Price/LTM earnings per share (1)           57.14x            16.80x            14.49x

Dividend payout ratio                      79.17%            37.89%            27.42%

Dividend yield                              2.76%             2.26%             2.29%
---------------------------------------------------------------------------------------------

(1) Pittsburgh Financial's data excludes gain from 2002 branch sale transaction.

Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for First Commonwealth. The First Commonwealth regional peer group consisted of First Commonwealth and the following publicly traded regional commercial banks:

Susquehanna Bancshares Inc.                  Provident Bankshares Corp.
National Penn Bancshares Inc.                Community Bank System, Inc.
United National Bancorp                      S&T Bancorp, Inc.

The high performing group, which included commercial banks with a last twelve months' return on average equity of greater than 14% and a price to tangible book value ratio of greater than 270%, consisted of the following publicly traded commercial banks:

First Midwest Bancorp, Inc.                  Chittenden Corp.
United Bankshares, Inc.                      Park National Corp.
Westamerica Bancorp                          Pacific Capital Bancorp

The analysis compared publicly available financial information for First Commonwealth and the median First Commonwealth peer group as of and for each of the years ended December 31, 1998 through December 31, 2002 and as of and for the twelve months ended June 30, 2003. The table below sets forth the comparative data as of and for the twelve months ended June 30, 2003, with pricing data as of August 7, 2003.

---------------------------------------------------------------------------------------------
COMPARABLE GROUP ANALYSIS
---------------------------------------------------------------------------------------------
                                          First             Regional          High Performing
                                          Commonwealth      Group Median      Group - Median
Total assets (in thousands)                 $4,831            $3,364            $5,378

Tangible equity/Tangible assets               8.36%             6.65%             7.69%

Intangible assets/Total equity                1.98%            22.04%             7.64%

Net loans/Total assets                       53.53%            61.78%            56.97%

Gross loans/Total deposits                   81.42%            86.18%            76.91%

Total borrowings/Total assets                23.55%            15.57%            17.30%

Non-performing assets/Total assets            0.47%             0.47%             0.30%

Loan loss reserves/Gross loans                1.36%             1.40%             1.61%

Net interest margin                           3.72%             4.03%             4.53%

Non-interest income/Average assets            0.82%             1.20%             1.24%

Non-interest expense/Average assets           2.45%             3.01%             2.69%

Efficiency ratio                             60.00%            60.62%            52.60%

Return on average assets                      1.13%             1.18%             1.74%

Return on average equity                     12.70%            14.31%            18.21%

Price/Tangible book value per share         185.28%           259.82%           299.26%

Price/LTM earnings per share                 14.21x            15.03x            14.48x

Dividend payout ratio                        69.10%            51.33%            38.68%

Dividend yield                                4.86%             3.35%             2.66%

---------------------------------------------------------------------------------------------

         ANALYSIS OF SELECTED MERGER TRANSACTIONS. Sandler O'Neill reviewed merger transactions announced during the period January 1, 2003 through August 7, 2003 involving publicly traded savings institutions as acquired institutions with transaction values greater than $15 million. Sandler O'Neill reviewed 18 transactions announced nationwide. Sandler O'Neill reviewed the multiples of transaction price at announcement to last twelve months' earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for these transactions. These multiples were applied to Pittsburgh Financial's financial information as of and for the twelve months ended June 30, 2003. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of Pittsburgh Financial's common stock of $5.25 to $31.76 based upon the median multiples for nationwide transactions.

-------------------------------------------------------------------------------
2003 NATIONWIDE TRANSACTION MULTIPLES
-------------------------------------------------------------------------------

                                    Median Multiple     Implied Value
                                    ---------------     -------------
Price/LTM EPS                        18.76x             $ 5.25

Price/Book value                    162.07%             $25.98

Price/Tangible book value           165.13%             $26.30

Tangible book premium/
Core deposits (1)                    14.59%             $31.76

Premium to market (2)                21.52%             $19.44

-------------------------------------------------------------------------------

(1) Assumes 14.89% of Pittsburgh Financial's total deposits are non-core deposits.

(2) Based on Pittsburgh Financial's August 7, 2003 closing price of $16.00.

         DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill performed an analysis that estimated the future stream of after-tax dividend flows of Pittsburgh Financial through September 30, 2007, assuming Pittsburgh Financial's projected dividend stream and that Pittsburgh Financial performed in accordance with the earnings projections reviewed with management for the years ending September 30, 2003 and 2004. For periods after September 30, 2004, Sandler O'Neill assumed that total earning assets remained essentially flat. To approximate the terminal value of Pittsburgh Financial common stock at September 30, 2007, Sandler O'Neill applied price/earnings multiples ranging from 10x to 20x and multiples of tangible book value ranging from 100% to 225%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pittsburgh Financial common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Pittsburgh Financial common stock of $2.65 to $5.54 when applying the price/earnings multiples and $9.35 to $24.78 when applying multiples of tangible book value.

-------------------------------------------------------------------------------
EARNINGS PER SHARE MULTIPLES
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Discount Rate               10x            12x           14x             16x             18x          20x
----------------------------------------------------------------------------------------------------------
 9.0%                    $ 3.22         $ 3.68         $ 4.15          $ 4.61          $ 5.08       $ 5.54

11.0                       3.01           3.44           3.87            4.30            4.73         5.16

13.0                       2.82           3.22           3.62            4.02            4.42         4.81

15.0                       2.65           3.02           3.39            3.76            4.13         4.50
----------------------------------------------------------------------------------------------------------

TANGIBLE BOOK VALUE PER SHARE MULTIPLES

----------------------------------------------------------------------------------------------------------
Discount Rate             100%           125%           150%            175%            200%         225%
----------------------------------------------------------------------------------------------------------
 9.0%                    $11.62         $14.25         $16.88          $19.51          $22.14       $24.78

11.0                      10.79          13.23          15.66           18.10           20.53        22.97

13.0                      10.04          12.29          14.55           16.81           19.06        21.32

15.0                       9.35          11.44          13.54           15.63           17.72        19.82
----------------------------------------------------------------------------------------------------------

         Sandler O'Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of First Commonwealth through December 31, 2007, assuming First Commonwealth's projected dividend stream and that First Commonwealth performed in accordance with mean I/B/E/S estimates for 2003 and 2004. For periods after 2004, Sandler O'Neill assumed an annual growth rate of earning assets of approximately 5%. To approximate the terminal value of First Commonwealth common stock at December 31, 2007, Sandler O'Neill applied price/earnings multiples ranging from 11x to 21x and multiples of tangible book value ranging from 125% to 250%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Commonwealth Financial common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of First Commonwealth common stock of $8.28 to $17.74 when applying the price/earnings multiples and $7.74 to $16.50 when applying multiples of tangible book value. The closing price of First Commonwealth's common stock on August 7, 2003 was $12.65 per share.

-------------------------------------------------------------------------------
EARNINGS PER SHARE MULTIPLES
-------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Discount Rate              11x            13x            15x             17x             19x          21x
----------------------------------------------------------------------------------------------------------
9.0                      $10.52         $11.96         $13.41          $14.85          $16.29       $17.74

11.0                       9.70          11.01          12.33           13.65           14.97        16.28

13.0                       8.95          10.16          11.36           12.57           13.77        14.98

15.0                       8.28           9.38          10.49           11.59           12.70        13.80
----------------------------------------------------------------------------------------------------------

TANGIBLE BOOK VALUE PER SHARE MULTIPLES

----------------------------------------------------------------------------------------------------------
Discount Rate             125%           150%           175%            200%            225%         250%
----------------------------------------------------------------------------------------------------------
9.0                      $ 9.81         $11.15         $12.49          $13.82          $15.16       $16.50

11.0                       9.05          10.27          11.49           12.71           13.93        15.15

13.0                       8.36           9.48          10.60           11.71           12.83        13.94

15.0                       7.74           8.76           9.79           10.81           11.83        12.86


In connection with its analyses, Sandler O'Neill considered and discussed with the Pittsburgh Financial board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, the growth rate of earning assets and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

         PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the sale, based upon the following assumptions: (1) 40% of the outstanding Pittsburgh Financial shares are exchanged for a cash payment of $20.00 per share and 60% of the outstanding Pittsburgh Financial shares are exchanged for shares of First Commonwealth common stock at an exchange ratio of 1.544, (2) earnings per share estimates and projections of Pittsburgh Financial and First Commonwealth consistent with those discussed above, and (3) charges and transaction costs, purchase accounting adjustments and cost savings determined by the senior managements of Pittsburgh Financial and First Commonwealth, and share repurchase assumptions projected by First Commonwealth. The analysis indicated that for the year ending December 31, 2004, the first full year following the merger, the merger would be accretive to the combined company's projected earnings per share and dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

-------------------------------------------------------------------------------
PRO FORMA MERGER ANALYSIS
-------------------------------------------------------------------------------

                                                     Stand-alone      Pro Forma

Projected 2004 EPS                                   $0.90            $0.92

Projected tangible book value per share (1)          $7.27            $7.06

-------------------------------------------------------------------------------

        (1)  At December 31, 2004.


         Pittsburgh Financial has agreed to pay Sandler O'Neill a transaction fee in connection with the merger of approximately $554,000, of which $138,521 was paid upon execution of the merger agreement and the balance of which is contingent and payable upon closing of the merger. Pittsburgh Financial has also paid Sandler O'Neill a fee of $75,000 for rendering its opinion, which will be credited against that portion of the fee due upon consummation of the merger. Pittsburgh Financial has also agreed to reimburse certain of Sandler O'Neill's reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         Sandler O'Neill has in the past provided certain other investment banking services to Pittsburgh Financial and has received compensation for such services. In addition, in the ordinary course of its business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to Pittsburgh Financial and First Commonwealth and their respective affiliates and may actively trade the debt and/or equity securities of Pittsburgh Financial and First Commonwealth and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF PITTSBURGH FINANCIAL IN THE MERGER

         When considering the recommendations of the Pittsburgh Financial board of directors, you should be aware that some of the directors, management and employees of Pittsburgh Financial may have interests that differ from, or conflict with, your interests. The board of directors was aware of these interests when it approved the merger and the merger agreement. Except as described below, to the knowledge of Pittsburgh Financial, the executive officers and directors of Pittsburgh Financial do not have any material interest in the merger apart from their interests as shareholders.

         Conversion of Stock Options. Prior to the merger, holders of stock options outstanding under the Pittsburgh Financial stock option plans will elect whether to receive payment in cancellation of their options or to receive options to purchase First Commonwealth common stock in exchange for their Pittsburgh Financial options. Holders who elect to receive payment for cancellation of their options will receive an amount for each underlying share equal to the difference between $20 and the exercise price for the option. First Commonwealth has agreed to assume all stock options that remain outstanding under the Pittsburgh Financial stock option plans at the effective time of the merger. As of September 30, 2003, there were 242,260 options outstanding, of which 179,481 were held by executive officers, 23,132 were held by outside directors and 39,647 were held by others. In connection with the merger, these options will be exercisable for a number of shares of First Commonwealth common stock determined by applying the conversion ratio to the number of shares of Pittsburgh Financial common stock covered by the options at an exercise price determined by dividing the pre-merger exercise price by the conversion ratio. The holders of these options will benefit from any increase in value of First Commonwealth common stock after the merger in a manner that is not available to the other shareholders of Pittsburgh Financial.

         Acceleration of Stock Options. Pursuant to the terms of Pittsburgh Financial's stock option plans, all unvested options to purchase shares of Pittsburgh Financial common stock will become vested and exercisable upon consummation of the merger. At September 30, 2003, outside directors held unvested options to purchase 6,000 shares of Pittsburgh Financial common stock and executive officers held unvested options to purchase 42,040 shares of Pittsburgh Financial common stock, all of which will accelerate and vest upon consummation of the merger.

         Employment Contracts. J. Ardie Dillen, Chairman, President and Chief Executive Officer of Pittsburgh Financial, Gregory G. Maxcy, Executive Vice President of Pittsburgh Financial, Michael J. Kirk, Executive Vice President and Chief Financial Officer of Pittsburgh Financial, and Albert L. Winters, Senior Vice President of Operations of BankPittsburgh, are each parties to employment contracts with their respective employers. In the event that the employment of any of these officers is terminated upon completion of the merger or within one year thereafter, the officer will be entitled to receive severance payments. In the case of Messrs. Dillen, Maxcy and Kirk, the aggregate severance will be equal to three times the officer's annual salary, payable in equal monthly installments over three years, and in the case of Mr. Winters, the aggregate severance will be equal to two times his annual salary, payable in equal monthly installments over two years. Based on their current annual salaries, the aggregate cash severance amounts for Messrs. Dillen, Maxcy, Kirk and Winters will be $540,000, $405,000, $361,500 and $163,000, respectively, subject to reduction as described below. Messrs. Dillen, Maxcy and Kirk are also entitled to the continuation of fringe benefits for a period of up to three years, or until they obtain other full-time employment that provides similar benefits.

         If the employment of the above officers is terminated subsequent to the one-year anniversary of the merger, their cash severance and fringe benefits will be reduced on a pro rata basis by the length of time they are employed by First Commonwealth or its subsidiaries subsequent to the one-year anniversary of the merger.

         The present value of the cash severance, fringe benefits and SERP benefits (as provided below) received by an officer cannot exceed the officer's threshold under Section 280G of the Code, which is three times his five-year average compensation. If the merger closes in 2003, the Section 280G limit for Messrs. Dillen, Maxcy, Kirk and Winters will be $677,763, $458,799, $410,148 and $243,891, respectively. As a result, the cash severance, fringe benefits and SERP benefits otherwise payable to each of Messrs. Dillen, Maxcy and Kirk will be reduced.

         Supplemental Executive Retirement Plan Agreements. Messrs. Dillen, Maxcy and Kirk are each party to a supplemental executive retirement plan ("SERP") agreement with Pittsburgh Financial and BankPittsburgh. Under the terms of each agreement, the officer will be entitled to receive monthly payments for the 20-year period following the officer's retirement or termination of employment. The benefits accrue with each year of service and vest over a five-year period, subject to meeting certain return on average assets targets, which targets were not met for 2002 and will not be met for 2003. If the officer is terminated following a change in control of Pittsburgh Financial, the officer is credited with three additional years of service for purposes of vesting and accrual of benefits. Upon termination of the officer's employment following the merger, First Commonwealth will be obligated to pay each officer his benefits under the supplemental executive retirement plan agreement in a lump sum, based on the value of the future payments, discounted to present value using the IRS discount rates in effect on the closing date of the merger. Based on the IRS discount rate in effect for August 2003, the lump sum payments would be approximately $297,000 for Mr. Dillen, $279,000 for Mr. Maxcy and $137,000 for Mr. Kirk. However, the aggregate amount of the cash severance, fringe benefits and SERP benefits that each officer is otherwise entitled to receive will be reduced so that the present value of such amounts do not exceed the officer's Section 280G limit.

         Pittsburgh Financial Employee Stock Ownership Plan. Pittsburgh Financial will terminate its employee stock ownership plan upon completion of the merger. Each participant in the plan will become 100% vested as to his or her account balance upon termination of the plan. The plan will repay its existing loan and will allocate the surplus cash and First Commonwealth common stock to the accounts of the plan participants in proportion to their account balances, to the extent allowed under applicable law and the governing documents of the plan. Based on current estimates, the executive officers of Pittsburgh Financial would be allocated approximately 30,415 shares of First Commonwealth common stock after the repayment of the ESOP loan.

         Indemnification of Pittsburgh Financial Directors and Officers. First Commonwealth has agreed to indemnify and hold harmless each present and former director, officer and employee of Pittsburgh Financial and BankPittsburgh from liability and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under Pennsylvania law and the articles of incorporation and bylaws of Pittsburgh Financial and BankPittsburgh in effect on the date of the merger agreement. First Commonwealth has also agreed that it will maintain a policy of directors' and officers' liability insurance coverage for the benefit of Pittsburgh Financial's directors and officers for three years following consummation of the merger, subject to certain limitations on the amount of premiums to be paid.

         Incentive Bonuses. First Commonwealth may authorize Pittsburgh Financial to pay reasonable and customary incentive bonuses to the officers of Pittsburgh Financial, including Messrs. Dillen, Maxcy and Kirk, at the effective time of the merger if the merger is completed before the end of 2003. The amount, if any, of such bonuses will not be determined until immediately prior to the completion of the merger.

         Participation in First Commonwealth Employee Benefit Plans. After the merger, employees of Pittsburgh Financial and its subsidiaries who remain employed after the merger shall be entitled to participate in the same benefit plans or programs as are generally available to employees of First Commonwealth and its subsidiaries of similar rank and status. For purposes of eligibility, vesting, benefit accrual (but not for accrual of pension benefits) and determination of level of benefits under any such plan or program maintained by First Commonwealth, employees will be credited with prior years of service with Pittsburgh Financial.

         Other Employee Benefits and Severance. First Commonwealth also agreed to honor the terms of other Pittsburgh Financial benefit plans, including the BankPittsburgh Group Term Carve-Out Plan and the Director Split Dollar Agreements. Under the Group Term Carve-Out Plan each of Messrs. Dillen, Maxcy and Kirk will have a vested insurance benefit equal to two times his base annual salary upon termination of employment, with such amount to be paid to his beneficiaries upon his death. Under the Director Split Dollar Agreements, each non-employee director other than Mr. Tott will have life insurance coverage in the amount of $100,000.

         In addition, although First Commonwealth intends for employees of Pittsburgh Financial to become employees of First Commonwealth after the merger, any employee of Pittsburgh Financial whose employment is terminated within one year after the merger for other than cause by First Commonwealth, other than employees entitled to severance or other termination benefits pursuant to existing agreements, or whose primary location of employment after the merger would be more than 25 miles from their primary employment location prior to the merger, would be entitled to receive a severance payment from First Commonwealth based upon First Commonwealth's general severance policy.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses the material federal income tax consequences of the merger to Pittsburgh Financial shareholders. The discussion may not be applicable to certain classes of taxpayers, including securities dealers and others that use the mark-to-market method of accounting for federal income tax purposes, tax-exempt organizations or trusts, foreign persons, persons who hold shares of Pittsburgh Financial common stock as part of a straddle or conversion transaction and persons who acquire shares of Pittsburgh Financial common stock pursuant to the exercise of employee stock options or otherwise as compensation. The respective obligations of the parties to consummate the merger are conditioned upon Pittsburgh Financial receiving a written tax opinion, dated as of the closing date, to the same effect as the tax opinion described below. Like other conditions to the merger, any of the parties could choose to waive receipt of the updated tax opinion. However, if the receipt of the updated tax opinion is waived and there is a material difference in the tax consequences to you from what is described in this section, we will recirculate revised proxy materials and resolicit the vote of shareholders before closing the merger.

         Neither First Commonwealth nor Pittsburgh Financial plans to obtain a ruling from the Internal Revenue Service concerning tax issues with respect to the merger. However, a tax opinion of special tax counsel to First Commonwealth, Sherman & Howard L.L.C., as described below has been rendered and will be updated as of the effective time of the merger. The opinion of Sherman & Howard L.L.C. is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed therein. The tax opinion is based upon, among other things, factual representations of First Commonwealth and Pittsburgh Financial customarily given in transactions of this type. The tax opinion is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The tax opinion of Sherman & Howard L.L.C., assuming the factual representations described above are true and complete as of the effective time of the merger and that the merger is completed as described in this proxy statement/prospectus, provides:

         o that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and, accordingly, neither First Commonwealth or Pittsburgh Financial will recognize any taxable gain or loss as a result of the merger;

         o that First Commonwealth and Pittsburgh Financial will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

         The federal income tax consequences of the merger to a Pittsburgh Financial shareholder generally will depend on whether the shareholder receives cash, First Commonwealth stock or a combination thereof in exchange for the shareholder's shares of Pittsburgh Financial stock. Based on the opinion of special tax counsel, the material U.S. federal income tax consequences of the merger to the Pittsburgh Financial shareholders are as follows:

         Pittsburgh Financial Shareholders Receiving Only First Commonwealth Common Stock. If you receive only First Commonwealth common stock in exchange for all of your shares of Pittsburgh Financial shares pursuant to the merger:

         o You will not recognize gain or loss on the conversion of your shares of Pittsburgh Financial common stock into shares of First Commonwealth common stock, except to the extent that you receive cash in lieu of fractional shares. If you receive cash in lieu of a fractional share interest in First Commonwealth common stock, you will recognize gain or loss equal to the difference between the cash you receive and the part of basis of the Pittsburgh Financial common stock allocated to the fractional share interest. Any such gain or loss will generally be a capital gain or loss.

         o Your tax basis in the First Commonwealth common stock you receive will be the same as the tax basis of the shares of Pittsburgh Financial common stock you exchange in the merger, reduced by any proportionate part of your basis allocable to any fractional share interest in First Commonwealth common stock for which cash is received.

         o Your holding period for the First Commonwealth common stock you receive will include the holding period of the Pittsburgh Financial common stock you surrender in the merger.

         Pittsburgh Financial Shareholders Receiving Both First Commonwealth Common Stock and Cash. If you receive both First Commonwealth common stock and cash in exchange for your Pittsburgh Financial common stock:

         o You will recognize gain, if any, but not loss, in an amount equal to the lesser of

                  o the excess of the consideration you receive, including both the fair market value of the First Commonwealth common stock (including any fractional share of First Commonwealth common stock deemed to be received and exchanged for cash) and cash (excluding any cash received in lieu of a fractional share of First Commonwealth common stock), over your basis of the Pittsburgh Financial common stock you exchange in the merger, or

                  o        the amount of cash you receive.

         o You will not recognize any loss.

         o Your basis in the First Commonwealth common stock you receive will be equal to the basis of the Pittsburgh Financial common stock you exchange in the merger, decreased by the amount of cash you receive (including any amount allocable to a fractional share interest of First Commonwealth common stock for which cash is received), and increased by the amount of gain, if any, you recognize, including any amount of gain treated as a dividend as described below.

         o Your holding period for the First Commonwealth common stock you receive will include the holding period of the Pittsburgh Financial common stock you exchange in the merger.

         Any gain you recognize will be treated as capital gain unless the receipt of cash has the effect of the distribution of a dividend to you under
Section 302 of the Internal Revenue Code, as described below. Your capital gain will constitute long-term capital gain if you held the Pittsburgh Financial common stock for more than one year. Long-term capital gains and dividends are both taxed at preferential rates in the case of individuals. Dividends and capital gains may be subject to different effective rates in the case of a corporate shareholder, and such shareholders should consult their tax advisors for the treatment of such dividends.

         If your receipt of cash has the effect of the distribution of a dividend, any gain that you recognize will be treated as a dividend only to the extent of your ratable share of undistributed earnings and profits of Pittsburgh Financial. However, gain that you recognize should not be treated as a dividend if:

         o the percentage of the outstanding First Commonwealth common stock owned by you, certain of your family members, and certain entities in which you own an interest and First Commonwealth common stock which you have the right to acquire by exercising an option, measured after giving effect to the merger, is less than 80% of the percentage of the outstanding First Commonwealth common stock that would have been owned actually and constructively by you after the merger if First Commonwealth had issued solely common stock in the merger and none of the merger consideration had been paid in cash, or

         o your relative stock interest in First Commonwealth is minimal, you exercise no control over the affairs of First Commonwealth and the percentage of the outstanding First Commonwealth common stock you owned both actually and under the constructive ownership rules of Section 318 of the Internal Revenue Code, measured after giving effect to the merger, is less (by even a small margin) than the percentage of the outstanding First Commonwealth common stock that would have been owned actually and constructively by you after the merger if First Commonwealth had issued solely common stock in the merger and none of the merger consideration had been paid in cash.

         Pittsburgh Financial Shareholders Receiving Only Cash. If you receive solely cash in exchange for all of your Pittsburgh Financial common stock pursuant to the merger, you will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and the basis in the Pittsburgh Financial common stock you exchange. However, if you are not treated as completely terminating your interest because of the application of the constructive ownership rules of Section 318 of Internal Revenue Code, under certain circumstances the full amount of cash you receive may be treated as a dividend under Section 302 of the Internal Revenue Code. Pittsburgh Financial shareholders should consult their tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of Pittsburgh Financial stock will be treated as a dividend.

         This summary is based on current federal income tax law. The tax treatment of each Pittsburgh Financial shareholder will depend in part on such shareholder's particular situation, and each shareholder is urged to consult with his or her own tax advisor concerning the specific tax consequences of the merger to the shareholder, including the applicability and effect of foreign, state, local or other tax laws and of any future changes in the Internal Revenue Code, the Treasury Regulations, tax rulings or court decisions or other laws concerning taxes.

ACCOUNTING TREATMENT OF THE MERGER

         First Commonwealth will account for the merger as a purchase, as that term is used under GAAP, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of Pittsburgh Financial will be recorded on First Commonwealth's consolidated balance sheet at their estimated fair value at the effective date of the merger. The amount by which the purchase price paid by First Commonwealth exceeds the fair value of the net tangible and identifiable intangible assets acquired by First Commonwealth through the merger will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", goodwill resulting from the merger will not be amortized to expense but will be reviewed for impairment at least annually. To the extent that goodwill is impaired, its current value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded in connection with the merger will be amortized to expense in accordance with the new rules. Financial statements of First Commonwealth issued after the effective date of the merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of Pittsburgh Financial. Results of operations of Pittsburgh Financial after the date of the merger will be included in First Commonwealth's consolidated income statement.

NEW YORK STOCK EXCHANGE LISTING

         First Commonwealth intends to apply to list the shares of First Commonwealth common stock to be issued in the merger on the New York Stock Exchange. The stock must be authorized for listing on the NYSE for the merger to be completed.

                              THE MERGER AGREEMENT

CONDITIONS TO COMPLETING THE MERGER

         The respective obligations of First Commonwealth and Pittsburgh Financial to complete the merger are subject to a number of conditions, each of which must have been fulfilled or waived by the other party prior to the completion of the merger. These conditions include the following:

         Conditions to the Obligations of Both Parties.

         o Pittsburgh Financial's shareholders must approve the merger;

         o The parties must receive all required governmental and regulatory approvals and all applicable waiting periods must have expired;

         o Neither First Commonwealth nor Pittsburgh Financial may be subject to any legal order that restrains or prohibits the consummation of any part of the transaction;

         o The registration statement, of which this proxy statement/prospectus is a part, must have been declared effective by the Securities and Exchange Commission;

         o The parties must have received all consents and approvals from third parties (other than those required from government agencies) required to complete the merger;

         o The shares of First Commonwealth to be issued in the merger must have been approved for listing on the NYSE;

         Conditions to the Obligations of Pittsburgh Financial.

         o First Commonwealth's legal counsel must deliver an opinion to Pittsburgh Financial to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

         o First Commonwealth must have performed and complied in all material respects its obligations under the merger agreement;

         o First Commonwealth's representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date, and no material adverse change may have occurred in the business or financial position of either party;

         Conditions to the Obligations of First Commonwealth.

         o Pittsburgh Financial must have performed and complied in all material respects its obligations under the merger agreement; and

         o Pittsburgh Financial's representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date, and no material adverse change may have occurred in the business or financial position of either party.

CONDUCT OF PITTSBURGH FINANCIAL'S BUSINESS BEFORE THE MERGER

         Pittsburgh Financial has agreed that it will not do or permit any of its subsidiaries to do any of the following without the prior consent of First Commonwealth until the merger is completed:

         o amend its articles of incorporation or bylaws;

         o redeem any of its equity securities, effect a stock split or declare a stock dividend on its common stock, or pay or declare a cash dividend (except for regular quarterly dividends in an amount consistent with past practice and not exceeding $0.095 per share);

         o acquire direct or indirect control over any corporation or other entity;

         o issue any additional shares of common stock or any other capital stock of Pittsburgh Financial or its subsidiaries; other than pursuant to the exercise of outstanding stock options;

         o incur any additional debt obligation or other obligation for borrowed money;

         o pay any bonus, enter into any severance agreement or increase the compensation or benefits to any of its employees except for routine annual salary increases not to exceed 4% of the employee's annual salary;

         o hire a new employee with an annual compensation in excess of $50,000;

         o adopt any new employee benefit plan or terminate or make any material change to any existing employee benefit plan;

         o enter into new service contracts or make capital expenditures involving expenses in excess of $15,000;

         o sell, encumber or otherwise dispose of any of its assets;

         o settle any claim, action or proceeding involving any liability of Pittsburgh Financial for money damages in excess of $25,000 or agree in connection with any settlement to restrictions upon the operations of Pittsburgh Financial or any subsidiary of Pittsburgh Financial;

         o change its method of accounting in effect at September 30, 2002;

         o enter into any new line of business or discontinue any existing line of business;

         o make any loan or commitment in excess of specified amounts;

         o enter into any material transactions outside the ordinary course of business;

         o open or close any office; or

         o settle or compromise any material tax liability.

Many of these restrictions are subject to exceptions which permit Pittsburgh Financial and its subsidiaries to take actions that are in the ordinary course of their respective businesses and consistent with past practice.

COVENANTS IN THE MERGER AGREEMENT

         Agreement Not to Solicit Other Proposals. Pittsburgh Financial has agreed not to solicit, initiate or encourage any acquisition proposal or engage in negotiations or disclose nonpublic information to any person who has made or may be considering an acquisition proposal. An acquisition proposal means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any third party would directly or indirectly acquire substantially all of the assets or a majority of the outstanding voting securities of Pittsburgh Financial or BankPittsburgh. Despite the agreement of Pittsburgh Financial not to solicit other acquisition proposals, the board of directors of Pittsburgh Financial may furnish nonpublic information to or negotiate with any person in connection with an unsolicited acquisition proposal if the board determines in good faith that such action is required to comply with its fiduciary duties to the Pittsburgh Financial shareholders, and the board concludes that the terms of the acquisition proposal are superior to those of the merger with First Commonwealth.

         Pittsburgh Financial must notify First Commonwealth of the receipt of any acquisition proposal or any request for nonpublic information relating to Pittsburgh Financial and keep First Commonwealth fully informed concerning the status and details of any such acquisition proposal or request. Pittsburgh Financial may not take any action with respect to the acquisition proposal for a period of three business days after notifying First Commonwealth of the proposal and must allow First Commonwealth to propose any changes to the terms and conditions of the merger agreement that would enable Pittsburgh Financial's board of directors to proceed with the merger.

         Employee Matters. Each person who is an employee of Pittsburgh Financial or BankPittsburgh as of the closing of the merger will become an at will employee of First Commonwealth or First Commonwealth Bank, as the case may be. Each continuing employee will be entitled to participate in the same benefit plans as are generally available to employees of First Commonwealth or First Commonwealth Bank of similar rank and status, and will be credited with prior years of service with Pittsburgh Financial and BankPittsburgh for purposes of determining eligibility, vesting, benefit accrual (other than pension benefits) and level of benefits.

         Indemnification of Pittsburgh Financial Officers and Directors. First Commonwealth will indemnify each director, officer and employee of Pittsburgh Financial and BankPittsburgh and maintain a policy of directors' and officers' liability insurance coverage for their benefit for three years following consummation of the merger. See "The Merger--Interests of Certain Directors and Executive Officers of Pittsburgh Financial in the Merger" on page 43.

         Certain Other Covenants. The merger agreement requires the parties to take certain actions before the consummation of the merger, including the following:

         o Pittsburgh Financial and BankPittsburgh will modify and change their accruals and reserves so as to be consistent with those of First Commonwealth and First Commonwealth Bank.

         o Pittsburgh Financial will give First Commonwealth, and First Commonwealth will give Pittsburgh Financial, access during normal business hours to each other's property, books, records and personnel and furnish all information either party may reasonably request. First Commonwealth and Pittsburgh Financial agree that they will keep confidential all such information and documents unless the information was already known, becomes publicly available, is disclosed with prior written consent from the other party or becomes readily ascertainable from published information.

         o Pittsburgh Financial will promptly provide First Commonwealth with a copy of each report filed with its banking regulators.

         o First Commonwealth and Pittsburgh Financial will use their reasonable efforts to submit all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions.

         o Pittsburgh Financial will use its reasonable efforts to obtain all third party consents necessary to consummate the merger.

         o First Commonwealth and Pittsburgh Financial will use reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement.

         o Pittsburgh Financial and First Commonwealth will consult with each other regarding any public statements about the merger and any filings with any governmental entity or with any national securities exchange or market.

         o First Commonwealth will file a registration statement, of which this proxy statement/prospectus is a part, with the Securities and Exchange Commission registering the shares of First Commonwealth common stock to be issued in the merger to Pittsburgh Financial shareholders.

         o Pittsburgh Financial will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The Pittsburgh Financial board of directors will recommend at the shareholders' meeting that the Pittsburgh Financial shareholders vote to approve the merger and will use its reasonable efforts to solicit shareholder approval, unless it determines that such actions would not comply with its fiduciary obligations to Pittsburgh Financial shareholders.

         o Prior to completion of the merger, First Commonwealth will notify the New York Stock Exchange of the additional shares of First Commonwealth common stock that First Commonwealth will issue in exchange for shares of Pittsburgh Financial common stock.

         o Pittsburgh Financial will use its reasonable efforts to cause each person who is an affiliate of it under Rule 145 of the Securities Act to deliver to First Commonwealth a letter to the effect that such person will comply with the securities laws in disposing of shares of First Commonwealth common stock received in the merger.

         o Pittsburgh Financial will notify First Commonwealth of any event necessary to amend or supplement the representations and warranties so that the representations and warranties and schedules remain true and correct through the effective time of the merger.

REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT

         First Commonwealth and Pittsburgh Financial have made customary representations and warranties to each other in the merger agreement. These representations and warranties relate to the corporate status of the parties, the due authorization and execution of the merger agreement and the absence of conflicting laws and agreements. In addition, Pittsburgh Financial makes a variety of representations and warranties about its business, assets, financial condition and compliance with applicable legal requirements.

         Because Pittsburgh Financial will cease to exist after the merger, neither party will have any remedy for breach of a representation or warranty if the merger is consummated. As a practical matter, the only functions of the representations and warranties in the merger agreement are to provide information about the parties and to allow either party to terminate the merger agreement if, prior to the merger, there is a material breach of a representation or warranty of the other party that is not cured after notice.

TERMINATION OF THE MERGER AGREEMENT; TERMINATION FEE

         Termination of the merger agreement. The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger agreement by Pittsburgh Financial shareholders, as follows:

         o by either party upon mutual written consent

         o by either party upon denial of any required regulatory approval or approval is conditioned upon a substantial deviation from the contemplated transaction;

         o by either party if the merger is not consummated by March 31, 2004 (subject to extension in certain circumstances);

         o by either party if the Pittsburgh Financial shareholders do not approve the merger agreement and the merger;

         o by First Commonwealth if the board of directors of Pittsburgh Financial approves or recommends or enters into any agreement with respect to any other acquisition proposal, or withdraws, modifies or qualifies its recommendation of the merger agreement or the merger in a manner adverse to the interests of First Commonwealth;

         o by First Commonwealth if Pittsburgh Financial breaches any representation, warranty or covenant under the merger agreement and the breach would result in the nonfulfillment of any of the conditions to First Commonwealth's obligation to complete the merger;

         o by Pittsburgh Financial if First Commonwealth breaches any representation, warranty or covenant under the merger agreement and the breach would result in the nonfulfillment of any of the conditions to Pittsburgh Financial's obligation to complete the merger; or

         o by Pittsburgh Financial if it has received a superior acquisition proposal in compliance with the merger agreement and the board of directors of Pittsburgh Financial determines in good faith that it must terminate the merger agreement to fulfill its fiduciary duties to the Pittsburgh Financial shareholders.

         Termination Fee. The merger agreement requires Pittsburgh Financial to pay a termination fee to First Commonwealth under certain circumstances. The termination fee is equal to the product of 4% of the number of outstanding shares of Pittsburgh Financial common stock on the date of the termination times $20. Assuming there is no change in the number of shares of Pittsburgh Financial common stock outstanding, the termination fee would be approximately $1.14 million. The termination fee is payable as follows:

         o upon termination of the merger agreement by First Commonwealth because the board of directors of Pittsburgh Financial has recommended an alternative acquisition proposal or modified or withdrawn its recommendation for the merger with First Commonwealth;

         o upon termination of the merger agreement by Pittsburgh Financial because the board of directors of Pittsburgh Financial has determined that it must terminate the merger agreement to comply with its fiduciary duties after receiving a superior acquisition proposal; or

         o if either party terminates the merger agreement because the shareholders of Pittsburgh Financial did not approve the merger agreement and the merger, an alternative acquisition proposal was pending at the time of the shareholders' meeting, and a third party acquires Pittsburgh Financial within 12 months after the date of the shareholders' meeting.

         The termination fee is intended to increase the likelihood that the merger will be consummated according to the terms set forth in the merger agreement and may be expected to discourage competing offers to acquire Pittsburgh Financial from other parties, because the termination fee could increase the cost of acquiring Pittsburgh Financial. To Pittsburgh Financial's knowledge, no event that would permit First Commonwealth to demand payment of the termination fee has occurred as of the date of this proxy statement/prospectus.

REGULATORY APPROVALS FOR THE MERGERS

         The merger of Pittsburgh Financial with First Commonwealth is subject to the prior approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and the Pennsylvania Department of Banking under the Pennsylvania Banking Code of 1965, as amended. The merger of BankPittsburgh with First Commonwealth Bank is subject to prior approval of the Federal Deposit Insurance Corporation under the Bank Merger Act and the Pennsylvania Department of Banking under the Pennsylvania Banking Code.

         The Federal Reserve Board generally may not approve any proposed transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States, or that could substantially lessen competition or that would tend to create a monopoly in any section of the country or that would be in restraint of trade, unless the Federal Reserve Board finds that the public interest in meeting the convenience and needs of the community served clearly outweighs the anti-competitive effects of the proposed transaction. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy. Consideration of convenience and needs includes the parties' performance under the Community Reinvestment Act of 1977. First Commonwealth filed an application with the Federal Reserve Board on September 18, 2003.

         In determining whether to approve the application for the merger and the bank merger, the Pennsylvania Department of Banking will consider, among other factors, whether the mergers would be consistent with the public interest, the needs and convenience of the geographic market, and adequate and sound banking. The Department will also consider whether the merger would result in concentration of assets beyond limits consistent with effective competition. First Commonwealth filed an application with the Pennsylvania Department of Banking on September 18, 2003.

         In reviewing applications under the Bank Merger Act, the FDIC must consider, among other factors, the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, and the record of performance under the Community Reinvestment Act of both First Commonwealth Bank and BankPittsburgh in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each institution. In addition, the FDIC may not approve a transaction if it will result in a monopoly or otherwise be anti-competitive. First Commonwealth filed an application with the FDIC on September 18, 2003.

         The merger cannot proceed unless and until the parties have obtained the requisite regulatory approvals. See "-Conditions to Completing the Merger" and "-Termination of the merger agreement." There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval.

RESALE OF FIRST COMMONWEALTH COMMON STOCK

         The shares of First Commonwealth common stock to be issued to shareholders of Pittsburgh Financial in the merger have been registered under the Securities Act of 1933. Shares of First Commonwealth common stock issued in the merger may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Pittsburgh Financial, as that term is defined in the rules under the Securities Act. First Commonwealth common stock received by those shareholders of Pittsburgh Financial who are deemed to be "affiliates" of Pittsburgh Financial at the time the merger is submitted for vote of the shareholders of Pittsburgh Financial may be resold without registration under the Securities Act in compliance with Rule 145 under the Securities Act, which permits limited sales under certain circumstances, or pursuant to another exemption from registration. An affiliate of Pittsburgh Financial is an individual or entity that controls, is controlled by or is under common control with Pittsburgh Financial, and may include the executive officers and directors of Pittsburgh Financial. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial interest.

         Pittsburgh Financial has agreed in the merger agreement to cause each person who is an affiliate of Pittsburgh Financial for purposes of Rule 145 under the Securities Act to deliver to First Commonwealth a written agreement intended to ensure compliance with the Securities Act.

EXPENSES

         Each of First Commonwealth and Pittsburgh Financial will pay its own costs and expenses incurred in connection with the merger.

AMENDMENT AND WAIVER

         The merger agreement may be amended at any time prior to the completion of the merger by a written instrument signed by all of the parties. In addition, either First Commonwealth or Pittsburgh Financial may waive any default, misrepresentation or breach of a warranty or covenant contained in the merger agreement, so long as the waiver is set forth in a writing and signed by the party against whom such waiver is asserted.

DISSENTERS' RIGHTS

         Under Pennsylvania law, Pittsburgh Financial shareholders will not have the right to exercise appraisal rights in connection with this transaction. If the merger is approved, Pittsburgh Financial shareholders who voted against the merger agreement will be treated in the same manner as other Pittsburgh Financial shareholders.

                      COMPARISON OF RIGHTS OF SHAREHOLDERS

         First Commonwealth and Pittsburgh Financial are both Pennsylvania corporations, subject to the provisions of the Pennsylvania Business Corporation Law of 1988. Upon completion of the merger, Pittsburgh Financial shareholders who receive stock for their shares will become First Commonwealth shareholders. Their shares will be governed by First Commonwealth's articles of incorporation and bylaws. The following is a brief summary of the most significant differences between the rights of shareholders under the articles of incorporation and bylaws of First Commonwealth and the rights of shareholders under the articles of incorporation and bylaws of Pittsburgh Financial.

         Authorized and Issued Stock. Pittsburgh Financial is authorized to issue up to 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. First Commonwealth is authorized to issue up to 100,000,000 shares of common stock and 3,000,000 shares of preferred stock. As of June 30, 2003, there were 1,424,881 shares of Pittsburgh Financial common stock outstanding and 289,045 shares of Pittsburgh Financial common stock reserved for issuance upon exercise of outstanding options, and there were 59,071,871 shares of First Commonwealth common stock outstanding and 3,381,610 shares of First Commonwealth common stock reserved for issuance upon exercise of outstanding options. Neither corporation has any shares of preferred stock outstanding.

         Anti-Takeover Provision. The articles of incorporation of First Commonwealth authorize the board of directors to take defensive actions to oppose a tender offer or other offer for First Commonwealth's securities if it determines that the offer should be rejected. In determining whether to reject an offer, the board is authorized to consider the offer price, the ability to obtain a more favorable price in the future, the impact of an acquisition on First Commonwealth's employees and customers and the communities in which they serve, the reputation and business practices of the offeror and its management, the value of the securities which are offered in exchange for First Commonwealth's securities, and any antitrust or regulatory issues that are raised by the offer. If First Commonwealth's board determines that the offer should be rejected, it is authorized to take any lawful action against the offer, including advising shareholders to reject the offer, commencing litigation against the offeror, acquiring or selling First Commonwealth's securities or granting options to purchase First Commonwealth securities, acquiring another company and seeking a more favorable offer from another party. This provision may discourage third parties from seeking to acquire First Commonwealth without first negotiating with its board of directors. There is no similar provision in the articles of incorporation of Pittsburgh Financial.

         Supermajority Shareholder Approval of a Merger. Except where shareholder approval is not required under the Pennsylvania Business Corporation Law, First Commonwealth's articles of incorporation require the approval of at least 75% of the outstanding shares of First Commonwealth common stock to approve any merger or other transaction that would result in the sale of substantially all of the assets of First Commonwealth. Pittsburgh Financial's articles of incorporation do not specify a percentage of shares that must approve a merger or similar transaction. Under the Pennsylvania Business Corporation Law, a merger is approved by the affirmative vote of a majority of the votes cast at a meeting at which quorum is present. The supermajority approval required under First Commonwealth's articles of incorporation may make it more difficult for a third party to acquire First Commonwealth, regardless of whether the board of directors recommends the transaction to the shareholders.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2003 and the unaudited pro forma condensed combined consolidated statements of income for year ended December 31, 2002 and the six months ended June 30, 2003 give effect to the pending merger, accounted for as a purchase.

         The unaudited pro forma condensed combined consolidated financial information is based on the historical consolidated financial statements of First Commonwealth and Pittsburgh Financial under the assumptions and adjustments set forth in the accompanying notes. The unaudited pro forma condensed combined consolidated balance sheet gives effect to the merger as if the merger had been consummated at June 30, 2003. The unaudited pro forma condensed combined consolidated statements of income give effect to the merger as if the merger had been consummated on January 1 of each period presented. The unaudited pro forma condensed combined consolidated financial statements do not give effect to the anticipated cost savings in connection with the merger.

         You should read the unaudited pro forma condensed combined consolidated financial statements in conjunction with the consolidated historical financial statements of First Commonwealth and Pittsburgh Financial, including the respective notes to those statements. The pro forma information is not necessarily indicative of the combined financial position or the results of operations in the future or of the combined financial position or the results of operations which would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma information is presented. We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and opportunity to earn more revenue. In addition, First Commonwealth will incur costs in acquiring Pittsburgh Financial. The pro forma information, while helpful in illustrating the financial characteristics of the new company under one set of assumptions, does not reflect these benefits and costs and, accordingly, does not attempt to predict or suggest future results.

         Pro forma per share amounts for the combined company are based on a 1.5:1 exchange ratio.

         FIRST COMMONWEALTH AND PITTSBURGH FINANCIAL UNAUDITED PRO FORMA
               CONDENSED COMBINED BALANCE SHEET AT JUNE 30, 2003

              (Dollar Amounts in Thousands, except per share data)

                                           As Reported
                                  ------------------------------
                                      First           Pittsburgh                         Pro Forma
                                  Commonwealth         Financial      Adjustments        Combined
                                  ------------        ----------      -----------        ---------
Cash and due from banks           $    92,455        $    15,655      $  (14,872)(A)    $    93,238
Investment securities               1,963,624            110,782           2,437 (C)      2,076,843

Gross loans                         2,621,569            237,184           9,697 (D)      2,868,450
Allowance for credit losses            35,604              3,124               0             38,728
                                  -----------        -----------      ----------        -----------

   Net loans                        2,585,965            234,060           9,697          2,829,722

Premises and equipment                 44,917              5,365          (1,142)(E)         49,140

Goodwill                                8,131                152            (152)(J)         26,515
                                                                          18,384(L)

Core deposit intangibles                   16                  0           3,220(F)           3,236
Other real estate owned                 1,714                670               0              2,384
Other assets                          133,942              9,766           4,745(K)         148,453
                                  -----------        -----------      ----------        -----------

     Total assets                 $ 4,830,764        $   376,450      $   22,317        $ 5,229,531
                                  ===========        ===========      ==========        ===========

Noninterest bearing demand
  deposits                        $   396,794        $    14,934      $         0       $   411,728
Other transaction and savings
  accounts                          1,256,014             47,917                0         1,303,931
Time deposits                       1,567,001            118,871            3,166 (G)     1,689,038
                                  -----------        -----------      ----------        -----------

   Total deposits                   3,219,809            181,722            3,166         3,404,697

Short-term borrowings                 594,210             20,000            4,378 (I)       618,588
Long-term debt                        543,408            140,547           20,516 (H)       704,471
Company obligated
  mandatorily redeemable
  capital securities of
  subsidiary trust                     35,000              7,595                0            42,595
                                  -----------        -----------      ----------        -----------

   Total borrowings                 1,172,618            168,142           24,894         1,365,654

Other liabilities                      26,875              3,715                0            30,590
                                  -----------        -----------      ----------        -----------

   Total liabilities                4,419,302            353,579           28,060         4,800,941

Minority interest                           0                 29                0                29

Shareholders' equity                  411,462             22,842         (22,842) (B)       428,561
                                                                           17,099 (A)
                                  -----------        -----------      ----------        -----------

     Total liabilities and
shareholders' equity              $ 4,830,764        $   376,450      $   22,317        $ 5,229,531
                                  ===========        ===========      ==========        ===========

Total shares outstanding           59,071,871          1,424,881        (142,167)        60,354,585

Book value per common share       $      6.97        $     16.03                         $     7.10
Tangible book value per common
  share                           $      6.83        $     15.92                         $     6.61


--------------------------------


NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET:

         (dollar amounts in thousands, except per share data)

(A) To record the estimated consideration to be issued to Pittsburgh Financial shareholders, plus transaction costs, assuming that 854,929 shares of Pittsburgh Financial common stock (60%) will elect stock at a conversion rate of approximately 1.5 shares of First Commonwealth Common Stock for each Pittsburgh Financial share and that the remaining 40% or 569,952 shares elect cash at $20 per Pittsburgh Financial share. The assumed cash purchase price includes payment of cash for all outstanding Pittsburgh Financial stock options. At the effective time of the merger, the holders of Pittsburgh Financial stock options will make an election between a cash payment equal to the difference between $20 and the exercise price per underlying share or an equivalent value of First Commonwealth stock options.

                 Assumed cash purchase price:                $    11,399
                 Assumed transaction costs                         1,950
                 Assumed value of Pittsburgh Financial
                   stock options                                   1,523
                                                             -----------

            Total estimated cash required                         14,872
            Stock issue for 60%                                   17,099
                                                             -----------

            Total purchase price                             $    31,971
                                                             ===========


         Assumed market value of First Commonwealth
           shares                                            $     13.33
         Number of First Commonwealth shares issued            1,282,714

(B) To eliminate shareholders' equity of Pittsburgh Financial pursuant to the exchange described in (A) above.

(C) To adjust Pittsburgh Financial's investment portfolio to estimated fair market value. The estimated remaining life is three years.

(D) To adjust Pittsburgh Financial's loan portfolio to estimated fair value. The estimated remaining life is 3.5 years.

(E) To adjust Pittsburgh Financial's land and buildings to their estimated fair value. The estimated remaining life on the buildings is 34 years.


(F) To record the estimated value of Pittsburgh Financial's customer/deposit base. The estimated remaining life is 10 years.

(G) To adjust Pittsburgh Financial's time deposits to estimated fair market value. The estimated remaining life is 17 months.

(H) To adjust Pittsburgh Financial's FHLB advances and other borrowings in excess of one year to fair value. The estimated remaining life is 5 years.

(I) To adjust Pittsburgh Financial's short-term borrowings to fair value. The estimated remaining life is 53 months.

(J) To eliminate pre-merger goodwill existing on Pittsburgh Financial's balance sheet.

(K) To record the deferred tax benefit of net purchase accounting adjustments, excluding goodwill and land.

(L) To record excess purchase price over the fair market value of net assets acquired.

              FIRST COMMONWEALTH AND PITTSBURGH FINANCIAL UNAUDITED
                PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2002

              (Dollar Amounts in Thousands, except per share data)

                                           As Reported
                                 --------------------------------
                                      First           Pittsburgh                        Pro Forma
                                 Commonwealth(1)     Financial(2)    Adjustments         Combined
                                 ---------------     ------------    -----------        -----------
Interest income                   $   275,568        $    25,938      $   (2,919)(a)    $   297,658
                                                                            (929)(b)
Interest expense                      122,673             18,342          (2,359)(d)        133,598
                                                                          (5,207)(e)
                                                                             149 (f)
                                  -----------        -----------      ----------        -----------
  Net interest income                 152,895              7,596           3,569            164,060

Provision for credit losses            12,223                330                             12,553
                                  -----------        -----------      ----------        -----------

  Net interest income after
provision                             140,672              7,266           3,569            151,507

Net securities gains                      642                  1                                643
Gain on sale of loans/branch                0                454                                454
Other noninterest income               36,564              1,937                             38,501
                                  -----------        -----------      ----------        -----------

   Total other income                  37,206              2,392               0             39,598
Salaries & benefits                    58,149              4,013                             62,162
Occupancy & equipment expense          16,720              1,691             (21)(c)         18,390
Litigation settlement                   8,000                  0                              8,000
Restructuring charges                   6,140                  0                              6,140

Other noninterest expense              36,432              2,507             351 (h)         39,290
                                  -----------        -----------      ----------        -----------

   Total other expenses               125,441              8,211             330            133,982
                                  -----------        -----------      ----------        -----------

Income before taxes                    52,437              1,447           3,239             57,123

Income tax expense                      8,911                475           1,134 (g)         10,520
                                  -----------        -----------      ----------        -----------

     Net income                   $    43,526        $       972      $    2,105        $    46,603
                                  ===========        ===========      ==========        ===========

Average common shares
outstanding:
  Basic                            58,409,614          1,314,302        (131,430)        59,592,486
  Diluted                          58,742,018          1,349,982        (134,998)        59,957,002

Earnings per share:
  Basic                           $      0.75        $      0.74                        $      0.78
  Diluted                                0.74               0.72                               0.78


Average assets                    $ 4,540,741        $   409,950      $   22,317        $ 4,973,008
Average equity                        392,439             22,344          (5,743)           409,040

Return on average equity                11.09%              4.35%                             11.39%
Return on average assets                 0.96%              0.24%                              0.94%



(1)      As reported in the December 31, 2002 Form 10-K.

(2) For the 12 month period ending December 31, 2002. Calculated using the Form 10-K and Form 10-Qs.

              FIRST COMMONWEALTH AND PITTSBURGH FINANCIAL UNAUDITED
                PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 2003

              (Dollar Amounts in Thousands, except per share data)

                                           As Reported
                                 --------------------------------
                                      First           Pittsburgh                        Pro Forma
                                 Commonwealth(1)     Financial(2)    Adjustments         Combined
                                 ---------------     ------------    -----------        -----------
Interest income                   $   123,503        $    10,816      $   (1,460)(a)    $   132,394
                                                                            (465)(b)
Interest expense                       51,216              7,620          (1,180)(d)         55,126
                                                                          (2,604)(e)
                                                                              74 (f)
                                  -----------        -----------      ----------        -----------

  Net interest income                  72,287              3,196           1,785             77,268

Provision for credit losses             6,925                120                              7,045
                                  -----------        -----------      ----------        -----------

  Net interest income after
provision                              65,362              3,076           1,785             70,223

Net securities gains                    5,455                542                              5,997
Gain on sale of loans/branch                0                  0                                  0
Other noninterest income               18,814              1,110                             19,924
                                  -----------        -----------      ----------        -----------

   Total other income                  24,269              1,652               0             25,921
Salaries & benefits                    30,481              2,315                             32,796
Occupancy & equipment expense           8,841                869             (11)(c)          9,699
Litigation settlement                   (610)                  0                               (610)
Other noninterest expense              17,442              1,385             176 (h)         19,003
                                  -----------        -----------      ----------        -----------

   Total other expenses                56,154              4,569             165             60,888
                                  -----------        -----------      ----------        -----------

Income before taxes                    33,477                159           1,620             35,256
Income tax expense                      6,746                 62             567 (g)          7,375
                                  -----------        -----------      ----------        -----------

     Net income                   $    26,731        $        97      $    1,053        $    27,881
                                  ===========        ===========      ==========        ===========


Average common shares
outstanding:
  Basic                            58,736,392          1,343,749        (134,375)        59,945,766
  Diluted                          59,018,324          1,389,426        (138,943)        60,268,807

Earnings per share:
  Basic                           $      0.46        $      0.07                        $      0.47
  Diluted                                0.45               0.07                               0.46

Average assets                    $ 4,608,493        $   385,306      $   22,317        $ 5,016,116
Average equity                        412,344             22,907          (5,743)           429,508

Return on average equity                13.07%              0.85%                             13.09%
Return on average assets                 1.17%              0.05%                              1.12%

 (1)  As reported in the June 30, 2003 Form 10-Q.

 (2) For the 6 month period ending June 30, 2003. Calculated using the Form 10-Qs.

--------------------------------

NOTES TO PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME (UNAUDITED):

(a) To reflect the amortization of the premium ascribed to Pittsburgh Financial's loans over an average life of 3.5 years.

(b) To reflect the amortization of the premium ascribed to Pittsburgh Financial's investment portfolio over an average life of 3 years.

(c) To reflect adjustment to depreciation expense over an average life of 34 years related to the valuation of Pittsburgh Financial's buildings.

(d) To reflect the amortization of the value ascribed to Pittsburgh Financial's time deposits over an average life of 17 months.

(e) To reflect the amortization of the value ascribed to Pittsburgh Financial's total borrowings over an average life of 5 years.

(f)      To reflect assumed interest of cash to fund purchase (@ 1%).

(g) To reflect tax impact of purchase accounting adjustments at 35% tax rate.

(h) To reflect amortization of the value ascribed to core deposit intangible over average life of 10 years.

                       ADJOURNMENT OF THE SPECIAL MEETING

         In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Pittsburgh Financial at the time of the special meeting to be voted for an adjournment, if necessary, Pittsburgh Financial has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Pittsburgh Financial unanimously recommends that shareholders vote "FOR" the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from First Commonwealth Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Pittsburgh Financial Corp. and subsidiaries appearing in Pittsburgh Financial Corp.'s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares of First Commonwealth common stock to be issued pursuant to the terms of the merger agreement will be passed upon for First Commonwealth by Tomb & Tomb, Indiana, Pennsylvania. The material federal income tax consequences of the merger to Pittsburgh Financial shareholders will be passed upon by Sherman & Howard L.L.C., Denver Colorado. David R. Tomb, Jr., partner of Tomb & Tomb, beneficially owns, or has rights to acquire under First Commonwealth's employee benefit plans, an aggregate of approximately 1.23% of First Commonwealth's common stock.

                                     ANNEX I








                          AGREEMENT AND PLAN OF MERGER


                                      AMONG

                    FIRST COMMONWEALTH FINANCIAL CORPORATION


                             FIRST COMMONWEALTH BANK


                           PITTSBURGH FINANCIAL CORP.


                                       AND


                             PITTSBURGH SAVINGS BANK



                           DATED AS OF AUGUST 8, 2003

                                TABLE OF CONTENTS

ARTICLE 1 BASIC TRANSACTION....................................................................2
        1.1      Merger........................................................................2
        1.2      Bank Merger...................................................................2
        1.3      Effective Time................................................................2
        1.4      Conversion of Pittsburgh Financial Common Stock...............................2
        1.5      PFC Treasury Stock; Shares owned by First Commonwealth........................3
        1.6      First Commonwealth Common Stock...............................................3
        1.7      Fractional Shares.............................................................3
        1.8      Anti-Dilution.................................................................3
        1.9      Pittsburgh Financial Options..................................................3
        1.10     Election and Exchange Procedures..............................................5
        1.11     Withholding Rights............................................................8
        1.12     Closing.......................................................................8

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF FIRST COMMONWEALTH AND FCB.........................8
        2.1      Organization and Corporate Authority of First Commonwealth....................8
        2.2      Organization and Qualification of FCB.........................................9
        2.3      Authority.....................................................................9
        2.4      No Legal Bar..................................................................9
        2.5      Approvals, Consents and Filings...............................................9
        2.6      Financial Statements.........................................................10
        2.7      No Material Adverse Change...................................................10
        2.8      Capitalization of First Commonwealth.........................................10
        2.9      Capitalization of FCB........................................................10
        2.10     Disclosure...................................................................10

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF PITTSBURGH FINANCIAL AND BANKPITTSBURGH...........11
        3.1      Organization and Qualification of Pittsburgh Financial and Subsidiaries......11
        3.2      Organization and Qualification of BankPittsburgh.............................11
        3.3      Authority....................................................................11
        3.4      No Legal Bar.................................................................12
        3.5      Approvals, Consents and Filings..............................................12
        3.6      Financial Statements.........................................................12
        3.7      Undisclosed Liabilities......................................................12
        3.8      Regulatory Reports...........................................................13
        3.9      Books and Records............................................................13
        3.10     Tax Matters..................................................................13
        3.11     Litigation and Proceedings...................................................14
        3.12     Business Operations..........................................................14
        3.13     Absence of Changes; Operation in the Ordinary Course.........................16
        3.14     Employees and Benefits.......................................................17
        3.15     Certain Agreements...........................................................18
        3.16     Capitalization of Pittsburgh Financial.......................................18
        3.17     Capitalization of BankPittsburgh.............................................19
        3.18     Pittsburgh Financial Subsidiaries............................................19
        3.19     Allowance for Loan Losses....................................................19
        3.20     Absence of Brokers...........................................................20
        3.21     Representations and Warranties...............................................20

ARTICLE 4 COVENANTS OF FIRST COMMONWEALTH.....................................................20
        4.1      Regulatory Approvals.........................................................20
        4.2      Preparation of Registration Statement........................................20
        4.3      Registration Statement Effectiveness.........................................20
        4.4      Employees and Employee Benefits..............................................21
        4.5      Reasonable Efforts to Close..................................................23
        4.6      Access.......................................................................24
        4.7      NYSE.........................................................................24
        4.8      Updating of Representations..................................................24
        4.9      Indemnification..............................................................24
        4.10     Insurance....................................................................25

ARTICLE 5 COVENANTS OF PITTSBURGH FINANCIAL...................................................25
        5.1      Shareholders' Meeting........................................................25
        5.2      Conduct of Business -- Affirmative Covenants.................................25
        5.3      Conduct of Business -- Negative Covenants....................................27
        5.4      Acquisition Proposals........................................................29
        5.5      Accruals and Reserves........................................................30
        5.6      Affiliate Agreements.........................................................31

ARTICLE 6 CONDITIONS TO CLOSING...............................................................31
        6.1      Conditions to the Obligations of Pittsburgh Financial........................31
        6.2      Conditions to the Obligations of First Commonwealth..........................32
        6.3      Conditions to Obligations of All Parties.....................................33

ARTICLE 7 TERMINATION.........................................................................33
        7.1      Termination..................................................................33
        7.2      Effect of Termination........................................................34
        7.3      Termination Fee..............................................................35

ARTICLE 8 MISCELLANEOUS.......................................................................35
        8.1      Survival.....................................................................35
        8.2      Notices......................................................................35
        8.3      Jurisdiction; Venue..........................................................36
        8.4      Amendments and Supplements...................................................36
        8.5      Governing Law................................................................36
        8.6      Entire Agreement, Assignability, Etc.........................................36
        8.7      Exclusivity of Representations...............................................37
        8.8      Counterparts.................................................................37
        8.9      Publicity....................................................................37
        8.10     Headings; Terms..............................................................37
        8.11     Severability.................................................................37
        8.12     Waivers......................................................................37
        8.13     Payment of Expenses..........................................................37
        8.14     Construction.................................................................37
        8.15     Remedies Cumulative..........................................................38
        8.16     Incorporation of Disclosure Schedule.........................................38


EXHIBITS:
Exhibit A         Holding Company Plan of Merger
Exhibit B         Bank Plan of Merger
Exhibit C         Definitions
Exhibit D         Pittsburgh Financial Disclosure Schedule

                          AGREEMENT AND PLAN OF MERGER

         This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into this 8th day of August 2003, by and among FIRST COMMONWEALTH FINANCIAL CORPORATION, a Pennsylvania corporation ("First Commonwealth"), FIRST COMMONWEALTH BANK, a Pennsylvania-chartered banking corporation and wholly-owned subsidiary of First Commonwealth ("FCB"), PITTSBURGH FINANCIAL CORP., a Pennsylvania corporation ("Pittsburgh Financial"), and PITTSBURGH SAVINGS BANK, d/b/a "BankPittsburgh," a Pennsylvania-chartered stock savings bank and wholly-owned subsidiary of Pittsburgh Financial ("BankPittsburgh").

                                    RECITALS

         A. The respective Boards of Directors of First Commonwealth and Pittsburgh Financial have determined that the merger of Pittsburgh Financial with and into First Commonwealth (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement and the plan of merger attached hereto as EXHIBIT A (the "Holding Company Plan of Merger"), would be advisable and in the best interests of their respective shareholders, and have approved the Holding Company Plan of Merger and the Merger, pursuant to which each outstanding share of the common stock, $0.01 par value, of Pittsburgh Financial ("Pittsburgh Financial Common Stock"), will be converted, at the election of each Pittsburgh Financial shareholder, into cash or shares of the common stock, $1.00 par value, of First Commonwealth ("First Commonwealth Common Stock") as provided herein. First Commonwealth will be the surviving corporation (the "Surviving Corporation").

         B. After the Effective Time, BankPittsburgh will be merged with and into FCB (the "Bank Merger") pursuant to the Plan of Merger (the "Bank Plan of Merger") attached hereto as EXHIBIT B. FCB will be the surviving financial institution following the Bank Merger.

         C. Under Pennsylvania law, the Holding Company Plan of Merger must be approved by the shareholders of Pittsburgh Financial. The Board of Directors of Pittsburgh Financial has resolved to recommend that the shareholders of Pittsburgh Financial approve this Agreement and the Merger and the consummation of the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

         D. Concurrently with the execution and delivery of this Agreement, and as an inducement to First Commonwealth's willingness to enter into this Agreement, each director and executive officer of Pittsburgh Financial has entered into an agreement with First Commonwealth pursuant to which, among other things, they have agreed to vote in favor of approval of the transactions contemplated by this Agreement at the Pittsburgh Financial Shareholders' Meeting.

         E. In furtherance thereof, the Boards of Directors of First Commonwealth and Pittsburgh Financial have approved this Agreement and the Merger in accordance with Pennsylvania law and upon the terms and subject to the conditions set forth herein.

         F. The Merger is intended to qualify as a tax-free reorganization within the meaning of the provisions of Section 368 of the Code.

                                    AGREEMENT

         In consideration of the premises and the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows (capitalized terms in this Agreement shall have the meanings set forth on EXHIBIT C):

                                   ARTICLE 1

                                BASIC TRANSACTION

         1.1 MERGER. At the Effective Time, Pittsburgh Financial shall be merged with and into First Commonwealth pursuant to the terms and conditions set forth herein and in the Holding Company Plan of Merger and pursuant to the Pennsylvania Business Corporation Law ("PBCL"). Upon consummation of the Merger, the separate existence of Pittsburgh Financial shall cease and First Commonwealth shall continue as the Surviving Corporation. The Articles of Incorporation and Bylaws of First Commonwealth, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation. The effects of the Merger shall be as provided in Section 1929 of the PBCL.

         1.2 BANK MERGER. At the time selected by First Commonwealth after the Effective Time, BankPittsburgh shall be merged into FCB pursuant to the terms and conditions set forth herein and in the Bank Plan of Merger and pursuant to the Pennsylvania Banking Code of 1965, as amended ("PBC"). Upon consummation of the Bank Merger, the separate existence of BankPittsburgh shall cease and FCB shall continue as the surviving financial institution. The Articles of Incorporation and Bylaws of FCB, in effect immediately prior to the consummation of the Bank Merger, shall be the Articles of Incorporation and Bylaws of the surviving financial institution. The effects of the Merger shall be as provided in Section 1601 et. seq. of the PBC. By signing this Agreement, First Commonwealth and Pittsburgh Financial consent to and approve the Bank Merger in their capacities as the sole shareholders of FCB and BankPittsburgh, subject to the consummation of the Merger.

         1.3 EFFECTIVE TIME. As soon as practicable after each of the conditions set forth in Article 6 hereof have been satisfied or waived, First Commonwealth and Pittsburgh Financial will file, or cause to be filed, with the Secretary of State of the Commonwealth of Pennsylvania Articles of Merger in the form required by and executed in accordance with the applicable provisions of the PBCL. The Merger shall become effective upon filing the Articles of Merger with the Pennsylvania Secretary of State (the "Effective Time").

         1.4 CONVERSION OF PITTSBURGH FINANCIAL COMMON STOCK. At the Effective
Time:

                  (a) Subject to the allocation procedures set forth in Section 1.10(d), and except as provided in Section 1.5, each share of Pittsburgh Financial Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive from First Commonwealth, at the election of the holder thereof, either:

                           (i) cash in an amount equal to $20.00 per share (the
"Per Share Cash Consideration"); or

                           (ii) a number of shares of First Commonwealth Common
Stock which is equal to the Exchange Ratio.

                  (b) The holders of certificates representing shares of Pittsburgh Financial Common Stock shall cease to have any rights as stockholders of Pittsburgh Financial, except such rights, if any, as they may have pursuant to the PBCL. Except as provided above, until certificates representing shares of Pittsburgh Financial Common Stock are surrendered for exchange, each certificate shall, after the Effective Time, represent for all purposes only the right to receive the amount and type of consideration into which the shares of Pittsburgh Financial Common Stock represented thereby shall have been converted by the Merger as provided above.

                  (c) The stock transfer books of Pittsburgh Financial shall be closed and no transfer of shares of Pittsburgh Financial Common Stock shall be made thereafter.

         1.5 PFC TREASURY STOCK; SHARES OWNED BY FIRST COMMONWEALTH. Notwithstanding any other provision of this Agreement, any shares of Pittsburgh Financial Common Stock issued and outstanding immediately prior to the Effective Time which are then owned beneficially or of record (a) by Pittsburgh Financial or by any Pittsburgh Financial Subsidiary or (b) by First Commonwealth or any First Commonwealth Subsidiary, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall, by virtue of the Merger, be canceled without payment of any consideration therefor and without any conversion thereof.

         1.6 FIRST COMMONWEALTH COMMON STOCK. The shares of First Commonwealth Common Stock issued and outstanding immediately prior to the Effective Time shall, on and after the Effective Time, remain issued and outstanding as shares of First Commonwealth Common Stock.

         1.7 FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of First Commonwealth Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu of fractional shares, First Commonwealth shall pay to each Pittsburgh Financial Shareholder who would otherwise be entitled to a fractional share an amount in cash determined by multiplying such fraction by the Average Closing Price.

         1.8 ANTI-DILUTION. In the event First Commonwealth changes the number of shares of First Commonwealth Common Stock issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend or recapitalization with respect to the outstanding First Commonwealth Common Stock and the record date therefor shall be prior to the Effective Date of the Merger, the Exchange Ratio shall be proportionately adjusted.

         1.9 PITTSBURGH FINANCIAL OPTIONS.

                  (a) At the Effective Time, each option granted by Pittsburgh Financial to purchase shares of Pittsburgh Financial Common Stock (each, a "Pittsburgh Financial Option") pursuant to the Pittsburgh Financial Stock Option Plans which is outstanding and unexercised immediately prior thereto, whether or not then vested or exercisable, will, at the election of the individual holders of the Pittsburgh Financial Options, be either:

                           (i) cancelled and all rights thereunder be
extinguished ("Cancelled Option Holder"), in consideration for which Pittsburgh Financial shall make payment immediately prior to the Effective Time in an amount determined by multiplying (A) the number of shares of Pittsburgh Financial Common Stock underlying such Pittsburgh Financial Option by (B) an amount equal to the excess (if any) of (1) the Per Share Cash Consideration, over (2) the exercise price per share of such Pittsburgh Financial Option; or

                           (ii) converted automatically into a fully vested
option to purchase shares of First Commonwealth Common Stock ("Continuing Option Holder") in an amount, for a term and at an exercise price determined as provided below (and otherwise subject to the terms of the particular Pittsburgh Financial Option Plan pursuant to which each such Pittsburgh Financial Option was issued, the agreements evidencing grants thereunder and any other agreements between Pittsburgh

Financial and an optionee regarding Pittsburgh Financial Options which have been delivered to First Commonwealth prior to or as of the date of this Agreement):

                                    (A) the number of shares to be subject to
the new option shall be equal to the product of the number of shares of Pittsburgh Financial Common Stock subject to the Pittsburgh Financial Option immediately prior to the Effective Time and the Exchange Ratio, provided that any fractional shares of First Commonwealth Common Stock resulting from such multiplication shall be rounded down to the nearest whole share;

                                    (B) the exercise price per share of First
Commonwealth Common Stock under the new option shall be equal to the exercise price per share of the Pittsburgh Financial Common Stock under the Pittsburgh Financial Option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent; and

                                    (C) the term or duration of the new option
shall be the same as that of the Pittsburgh Financial Option.

The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code and, to the extent it is not so consistent, Section 424(a) shall override anything to the contrary contained herein. The duration and other terms of the new option shall be the same as the original option except as provided for above and all references to Pittsburgh Financial shall be deemed to be references to First Commonwealth.

                  (b) In order for any Continuing Option Holder to have his or her Pittsburgh Financial Options converted into an option to purchase First Commonwealth Common Stock as set forth in Section 1.9(a) or for a Cancelled Option Holder to have his or her Pittsburgh Financial Option converted into the right to receive cash, such Continuing Option Holder or Cancelled Option Holder shall have executed a written election with respect to such conversion or cancellation no later than the Election Deadline, which written election shall be in such form as shall be prescribed by First Commonwealth and reasonably satisfactory to Pittsburgh Financial. No payment shall be made to a Cancelled Option Holder unless and until such holder has executed and delivered the foregoing written election. In the event any holder of a Pittsburgh Financial Option fails to make an election within the time frame set forth herein, the Pittsburgh Financial Option held thereby shall automatically be converted at the Effective Time into an option to purchase First Commonwealth Common Stock in the amount and at the exercise price as calculated pursuant to Section 1.9(a)(ii) hereof.

                  (c) Prior to the Effective Time, First Commonwealth shall reserve for issuance the number of shares of First Commonwealth Common Stock necessary to satisfy First Commonwealth's obligations under Section 1.9(a) hereof. Promptly after the Effective Time (but no event later than twenty business days thereafter), First Commonwealth shall file a registration statement on Form S-8 with respect to the shares of First Commonwealth Common Stock issued pursuant to Section 1.9(a) hereof, and shall maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

                  (d) Prior to the Effective Time, Pittsburgh Financial shall take or cause to be taken all actions required under the Pittsburgh Financial Option Plans to provide for the foregoing.

         1.10 ELECTION AND EXCHANGE PROCEDURES.

                  (a) First Commonwealth shall designate The Bank of New York (or another bank selected by First Commonwealth and reasonably acceptable to Pittsburgh Financial) as agent (the "Exchange Agent") for purposes of conducting the election procedure and the exchange procedure as described in this Section
1.10. First Commonwealth shall use reasonable commercial efforts to cause the Exchange Agent, no later than three (3) business days following the Effective Time, to mail or otherwise make available to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Pittsburgh Financial Common Stock
(i) a notice and letter of transmittal (which shall specify that delivery shall be effected and risk of loss of the certificates formerly representing shares of Pittsburgh Financial Common Stock shall pass only upon proper delivery of such certificates to the Exchange Agent) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such certificate or certificates in exchange for the consideration set forth in
Section 1.4 and (ii) an election form ("Election Form") which shall permit each holder (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) (A) to elect to receive First Commonwealth Common Stock with respect to all of such holder's Pittsburgh Financial Common Stock as provided in Section 1.4(a)(ii) ("Stock Election Shares"), (B) to elect to receive cash with respect to all of such holder's Pittsburgh Financial Common Stock as provided in Section 1.4(a)(i) ("Cash Election Shares"), or (C) to indicate that such holder makes no such election with respect to such holder's shares of Pittsburgh Financial Common Stock ("No-Election Shares"). Nominee record holders who hold Pittsburgh Financial Common Stock on behalf of multiple beneficial owners shall indicate how many of the shares held by them are Stock Election Shares, Cash Election Shares and No-Election Shares. Any shares of Pittsburgh Financial Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined below), have made such an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No-Election Shares.

                  (b) The term "Election Deadline" shall mean 5:00 p.m., Eastern Time, twenty (20) business days following but not including the date of mailing of the Election Form.

                  (c) Any election to receive First Commonwealth Common Stock or cash shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form will be properly completed only if all information called for by the Election Form is provided and only if accompanied by a certificate or certificates representing all shares of Pittsburgh Financial Common Stock covered thereby, subject to the provisions of subsection (h) of this Section
1.10. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice is actually received by the Exchange Agent at or prior to the Election Deadline. The Exchange Agent shall have reasonable discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.

                  (d) Within five (5) business days after the Election Deadline, the Exchange Agent shall effect the allocation among Pittsburgh Financial Shareholders of rights to receive First Commonwealth Common Stock or cash in the Merger as follows:

                           (i) If the number of Cash Election Shares times the
Per Share Cash Consideration is less than the Aggregate Cash Consideration, then:

                                    (A) No-Election Shares shall be deemed to be
Cash Election Shares to the extent necessary to cause the total number of Cash Election Shares times the Per Share Cash Consideration to equal the Aggregate Cash Consideration. If less than all of the No-Election Shares need to be treated as Cash Election Shares in order to accomplish that result, then the Exchange Agent shall select which No-Election Shares shall be treated as Cash Election Shares in such manner as the Exchange Agent shall determine, and all remaining No-Election Shares shall be treated as Stock Election Shares.

                                    (B) If all of the No-Election Shares are
treated as Cash Election Shares under the preceding subsection and the total number of Cash Election Shares times the Per Share Cash Consideration is still less than the Aggregate Cash Consideration, then the Exchange Agent shall convert on a pro rata basis (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Stock Election Shares into Cash Election Shares to cause the total number of Cash Election Shares after such conversion times the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

Notwithstanding the foregoing, if the number of Cash Election Shares times the Per Share Cash Consideration is less than the Aggregate Cash Consideration, First Commonwealth may, in its sole discretion, elect to reduce the Aggregate Cash Consideration to an amount not less than the product of the Cash Election Shares times the Per Share Cash Consideration and apply the foregoing allocation procedure (if necessary) using the Aggregate Cash Consideration as so reduced.

                           (ii) If the number of Cash Election Shares times the
Per Share Cash Consideration is greater than the Aggregate Cash Consideration, then:

                                    (A) All No-Election Shares shall be deemed
to be Stock Election Shares.

                                    (B) The Exchange Agent shall convert on a
pro rata basis (subject to rounding to avoid the conversion of fractional shares) a sufficient number of Cash Election Shares into Stock Election Shares to cause the number of remaining Cash Election Shares times the Per Share Cash Consideration to equal the Aggregate Cash Consideration.

                  (e) Following any reallocation (if necessary) under subsection
(d) of this Section 1.10, all Stock Election Shares and all No-Election Shares will be converted into the right to receive First Commonwealth Common Stock and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration.

                  (f) At the Effective Time, First Commonwealth shall deliver to the Exchange Agent the number of shares of First Commonwealth Common Stock issuable and the amount of cash payable in the Merger (which shall be held by the Exchange Agent in trust for the holders of Pittsburgh Financial Common Stock). Pending payment, the cash so delivered shall be invested only in deposit accounts of an FDIC-insured institution, direct obligations of the U.S. Government or obligations issued or guaranteed by an agency thereof which carry the full faith and credit of the United States, and all interest earned on such cash shall be paid to First Commonwealth. The Exchange Agent shall use its reasonable commercial efforts to distribute First Commonwealth Common Stock and cash as provided herein, not later than ten (10) business days after the Election Deadline to the former shareholders of Pittsburgh Financial who submitted a properly completed letter of transmittal and Election Form prior to the Election Deadline. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of First Commonwealth Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto.

                  (g) After the completion of the foregoing allocation, each holder of an outstanding certificate or certificates which prior thereto represented shares of Pittsburgh Financial

Common Stock who surrenders such certificate or certificates to the Exchange Agent will, upon acceptance thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of First Commonwealth Common Stock and/or the amount of cash into which the aggregate number of shares of Pittsburgh Financial Common Stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement and, if such holder's shares of Pittsburgh Financial Common Stock have been converted into First Commonwealth Common Stock, cash in lieu of fractional shares, and any distribution previously paid with respect to First Commonwealth Common Stock issuable in the Merger for which the record date was on or after the Effective Date, in each case without interest. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Each outstanding certificate which prior to the Effective Time represented Pittsburgh Financial Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of First Commonwealth Common Stock or the right to receive the amount of cash into which such Pittsburgh Financial Common Stock shall have been converted. No dividends which have been declared will be remitted to any person entitled to receive shares of First Commonwealth Common Stock under this Section 1.10 until such person surrenders the certificate or certificates representing Pittsburgh Financial Common Stock, at which time such dividends shall be remitted to such person without interest.

                  (h) First Commonwealth shall not be obligated to deliver cash and/or a certificate or certificates representing shares of First Commonwealth Common Stock to which a Pittsburgh Financial Shareholder would otherwise be entitled as a result of the Merger until such holder surrenders the certificate or certificates representing the shares of Pittsburgh Financial Common Stock for exchange as provided in this Section 1.10, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required by the Exchange Agent. If any certificates evidencing shares of First Commonwealth Common Stock are to be issued in a name other than that in which the certificate evidencing Pittsburgh Financial Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the certificate, with all signatures guaranteed, and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of First Commonwealth Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                  (i) Any portion of the shares of First Commonwealth Common Stock and cash delivered to the Exchange Agent by First Commonwealth pursuant to
Section 1.10(f) that remains unclaimed by the Pittsburgh Financial Shareholders for six months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to First Commonwealth. Any Pittsburgh Financial Shareholders who have not complied with
Section 1.10(g) before the expiration of such six month period shall thereafter look only to First Commonwealth for the consideration deliverable to such shareholder in the Merger as determined pursuant to this Agreement, without any interest thereon. If outstanding certificates for shares of Pittsburgh Financial Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of First Commonwealth Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of First Commonwealth (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. First Commonwealth and the Exchange Agent shall be entitled to rely upon the stock transfer books of Pittsburgh Financial to establish the identity of those persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any certificate, First Commonwealth and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

         1.11 WITHHOLDING RIGHTS. First Commonwealth (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Pittsburgh Financial Shareholder such amounts as First Commonwealth is required under the Code or any provision of state, local or foreign tax law to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Pittsburgh Financial Shareholder in respect of which such deduction and withholding was made by First Commonwealth.

         1.12 CLOSING. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of all of the conditions to Closing, and shall be on such date, time and location as First Commonwealth and Pittsburgh Financial shall mutually agree. If all conditions to the obligations of each of the parties shall have been satisfied or waived by the party entitled to the benefits thereof, the parties shall, at the Closing, duly execute the Articles of Merger for filing with the Pennsylvania Secretary of State and promptly thereafter shall take all steps necessary or desirable to consummate the Merger in accordance with all applicable laws, rules and regulations and the Holding Company Plan of Merger. The date on which the Closing actually occurs is herein referred to as the "Closing Date." The Bank Merger will be consummated after the Merger at a time selected by First Commonwealth and pursuant to the terms of the Bank Plan of Merger.

                                   ARTICLE 2

          REPRESENTATIONS AND WARRANTIES OF FIRST COMMONWEALTH AND FCB

         To induce Pittsburgh Financial to enter into this Agreement, First Commonwealth and FCB represent and warrant as follows, which representations and warranties are being made as of the date of this Agreement and shall be deemed to be made again as of the Closing:

         2.1 ORGANIZATION AND CORPORATE AUTHORITY OF FIRST COMMONWEALTH. First Commonwealth is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. First Commonwealth is registered with the Board of Governors of the Federal Reserve System (the "FRB") as a bank holding company under the Bank Holding Company Act of 1956, as amended ("BHCA"), and engages only in activities permitted by the BHCA and the rules and regulations promulgated by the Federal Reserve Board thereunder. First Commonwealth (i) has the requisite corporate power and authority to own, operate and lease its material properties and carry on its businesses as they are currently being conducted and (ii) is in good standing and is duly qualified to do business in each jurisdiction where such qualification is necessary and where the failure to so qualify would individually or in the aggregate have a Material Adverse Effect on First Commonwealth. Each First Commonwealth Subsidiary is duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its organization and (a) has the requisite corporate power and authority to own, operate and lease its material properties and to carry on its business as it is currently being conducted and (b) is in good standing and is duly qualified to do business in each jurisdiction where such qualification is necessary and where the failure to so qualify would individually or in the aggregate have a Material Adverse Effect on First Commonwealth.

         2.2 ORGANIZATION AND QUALIFICATION OF FCB. FCB is a Pennsylvania-chartered banking corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and engages only in activities (and holds properties only of the types) permitted by the Commonwealth of Pennsylvania and the rules and regulations promulgated thereunder by the Pennsylvania Department of Banking (the "PDB") and the Federal Deposit Insurance Corporation (the "FDIC") for insured depository institutions. FCB's deposit accounts are insured by the FDIC to the fullest extent permitted under applicable law.

         2.3 AUTHORITY.

                  (a) Subject to obtaining the consents and approvals set forth in Section 2.5, First Commonwealth and FCB each have full power and authority to make, execute and perform this Agreement and to consummate the transactions contemplated hereby, and no further action is necessary on the part of First Commonwealth or FCB to authorize the consummation of the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of First Commonwealth and FCB and is enforceable against each of First Commonwealth and FCB in accordance with its terms, except as limited by laws affecting creditors' rights generally and subject to general principles of equity.

                  (b) Subject to obtaining the consents and approvals set forth in Section 2.5, the execution, delivery and performance of this Agreement and the transactions contemplated hereby will not, with or without the giving of notice or the passage of time, or both, (a) violate any provision of any law or regulation applicable to First Commonwealth or FCB; (b) violate any provision of the respective articles of incorporation, charter, or bylaws of First Commonwealth or FCB; (c) conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement or commitment to which either First Commonwealth or FCB is a party; or
(d) constitute a violation of any order, judgment or decree to which either First Commonwealth or any First Commonwealth Subsidiary is a party, or by which either First Commonwealth, any First Commonwealth Subsidiary, or any of their respective assets or properties are bound, except, with respect to (a), (c) and
(d) above, such as individually or in the aggregate will not have a Material Adverse Effect on First Commonwealth and the First Commonwealth Subsidiaries taken as a whole and which will not prevent or delay the consummation of the transactions contemplated hereby.

         2.4 NO LEGAL BAR. Neither First Commonwealth nor any First Commonwealth Subsidiary is a party to, subject to or bound by any agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental authority or body of competent jurisdiction or any law which would prevent the execution of this Agreement by First Commonwealth or FCB, its delivery thereof to Pittsburgh Financial and BankPittsburgh or (upon receipt of the consents and approvals set forth in Section 2.5) the consummation of the transactions contemplated hereby, and no action or proceeding is pending or, to the Knowledge of First Commonwealth, threatened against First Commonwealth or any First Commonwealth Subsidiary in which the validity of this Agreement, any of the transactions contemplated hereby, or any action which has been taken by any of the Parties in connection herewith or in connection with any of the transactions contemplated hereby is at issue.

         2.5 APPROVALS, CONSENTS AND FILINGS. Except for the approval of the Merger by the FRB, the approval of the Bank Merger by the FDIC and the PDB, the declaration of effectiveness of the Registration Statement and approval of the Proxy Statement by the SEC, the approval of First Commonwealth's additional listing application for the listing of the First Commonwealth Common Stock to be issued in the Merger on the NYSE and the filing of the Articles of Merger with the Pennsylvania

Secretary of State, neither the execution and delivery of this Agreement by First Commonwealth or FCB nor the consummation of the transactions contemplated hereby, requires any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority or other third party.

         2.6 FINANCIAL STATEMENTS. First Commonwealth has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the Securities Act or the Exchange Act since January 1, 2000 (the "First Commonwealth Filings"), all of which have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. None of the First Commonwealth Filings, including, without limitation, any financial statements or schedules included therein, at the time filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited and unaudited consolidated financial statements of First Commonwealth included in the First Commonwealth Filings have been prepared in accordance with GAAP applied on a consistent basis (except as stated in such financial statements and except as permitted by applicable SEC regulations) and fairly present the financial position of First Commonwealth as of the dates thereof and the results of operations for the periods presented therein, subject, in the case of unaudited financial statements, to normal year-end audit adjustments.

         2.7 NO MATERIAL ADVERSE CHANGE. Since December 31, 2002 there has not been any Material Adverse Change in First Commonwealth or FCB.

         2.8 CAPITALIZATION OF FIRST COMMONWEALTH. The authorized capital stock of First Commonwealth consists of 100,000,000 shares of First Commonwealth Common Stock and 3,000,000 shares of preferred stock, $1.00 par value per share. As of June 30, 2003, 59,071,871 shares of First Commonwealth Common Stock were issued and outstanding, 3,453,537 shares of First Commonwealth Common Stock were held by First Commonwealth as treasury stock and no shares of the preferred stock were issued and outstanding. All of the outstanding First Commonwealth Common Stock is duly authorized, validly issued, fully paid and nonassessable and has not been issued in violation of any preemptive rights of any First Commonwealth shareholder. The shares of First Commonwealth Common Stock to be issued in the Merger, when delivered as specified in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and registered pursuant to the effective Registration Statement under the Securities Act.

         2.9 CAPITALIZATION OF FCB. The authorized capital stock of FCB consists of 100,000,000 shares of common stock having a par value of $1.00 per share. As of the date of this Agreement, 44,098,000 shares of FCB's common stock were issued and outstanding, and no shares of FCB's common stock were held by FCB as treasury stock. All of the outstanding common stock of FCB is held beneficially and of record by First Commonwealth, free and clear of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever. All of the outstanding shares of FCB common stock are validly issued, fully-paid and nonassessable and have not been issued in violation of any preemptive rights of any shareholder of FCB. There are no outstanding securities or other obligations which are convertible into FCB common stock or into any other equity or debt security of FCB, and there are no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued FCB common stock or any other equity or debt security of FCB.

         2.10 DISCLOSURE. The representations or warranties made by First Commonwealth and FCB as set forth in this Agreement, or in any document, statement, certificate or other writing furnished or to be furnished by First Commonwealth and FCB to Pittsburgh Financial pursuant to the transactions contemplated by this Agreement, do not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein which is necessary to make the statements and facts contained herein or therein, in light of the circumstances under which they were or are made, not false or misleading.

                                   ARTICLE 3

    REPRESENTATIONS AND WARRANTIES OF PITTSBURGH FINANCIAL AND BANKPITTSBURGH

         To induce First Commonwealth and FCB to enter into this Agreement, Pittsburgh Financial and BankPittsburgh represent and warrant as follows (which representations and warranties are being made as of the date of this Agreement and shall be deemed to be made again as of the Closing), except as set forth in the disclosure schedule attached hereto as EXHIBIT D (the "Pittsburgh Financial Disclosure Schedule"), the section numbers of which are numbered to correspond to the sections of this Agreement to which they refer:

         3.1 ORGANIZATION AND QUALIFICATION OF PITTSBURGH FINANCIAL AND SUBSIDIARIES. Pittsburgh Financial is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Pittsburgh Financial is registered with the FRB as a financial holding company under the BHCA, and engages only in activities permitted by the BHCA and the rules and regulations promulgated by the Federal Reserve Board thereunder. Pittsburgh Financial (i) has the requisite corporate power and authority to own, operate and lease its material properties and carry on its businesses as they are currently being conducted and (ii) is in good standing and is duly qualified to do business in each jurisdiction where such qualification is necessary and where the failure to so qualify would individually or in the aggregate have a Material Adverse Effect on Pittsburgh Financial and the Pittsburgh Financial Subsidiaries taken as a whole. Each Pittsburgh Financial Subsidiary is duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its organization and (a) has the requisite corporate power and authority to own, operate and lease its material properties and to carry on its business as it is currently being conducted and (b) is in good standing and is duly qualified to do business in each jurisdiction where such qualification is necessary and where the failure to so qualify would individually or in the aggregate have a Material Adverse Effect on Pittsburgh Financial and the Pittsburgh Financial Subsidiaries taken as a whole.

         3.2 ORGANIZATION AND QUALIFICATION OF BANKPITTSBURGH. BankPittsburgh is a Pennsylvania-chartered stock savings bank, duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and engages only in activities (and holds properties only of the types) permitted by the PDB or the FDIC for insured depository institutions. BankPittsburgh's deposit accounts are insured by the FDIC to the fullest extent permitted under applicable law.

         3.3 AUTHORITY.

                  (a) Subject to obtaining the consents and approvals set forth in Section 3.5, Pittsburgh Financial and BankPittsburgh have full power and authority to make, execute and perform this Agreement and to consummate the transactions contemplated hereby, and no further action is necessary on the part of Pittsburgh Financial or BankPittsburgh to authorize the consummation of the transactions contemplated hereby. This Agreement constitutes a valid and binding obligation of Pittsburgh Financial and of BankPittsburgh and is enforceable against each of Pittsburgh Financial and BankPittsburgh in accordance with its terms, except as limited by the laws affecting creditors' rights generally and subject to general principles of equity.

                  (b) Subject to obtaining the consents and approvals set forth in Section 3.5, the execution, delivery and performance of this Agreement and the transactions contemplated hereby will not, with or without the giving of notice or the passage of time, or both, (a) violate any provision of any law or regulation applicable to Pittsburgh Financial or any Pittsburgh Financial Subsidiary; (b) violate any provision of the articles of incorporation, charter or bylaws of Pittsburgh Financial or of any Pittsburgh Financial Subsidiary; (c) conflict with or result in a breach of any provision of, or termination of, or constitute a default under any instrument, license, agreement or commitment to which Pittsburgh Financial or any Pittsburgh Financial Subsidiary is a party; or
(d) constitute a violation of any order, judgment or decree to which Pittsburgh Financial or any Pittsburgh Financial Subsidiary is a party or by which Pittsburgh Financial, or any Pittsburgh Financial Subsidiary, or any of their assets or properties are bound, except, with respect to (a), (c) and (d) above, such as individually or in the aggregate will not have a Material Adverse Effect on Pittsburgh Financial and the Pittsburgh Financial Subsidiaries taken as a whole and which will not prevent or delay the consummation of the transactions contemplated hereby.

         3.4 NO LEGAL BAR. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary is a party to, subject to, or bound by, any agreement, judgment, order, letter of understanding, writ, prohibition, injunction or decree of any court or other governmental authority or body of competent jurisdiction, or any law which would prevent the execution of this Agreement by Pittsburgh Financial or BankPittsburgh, the delivery thereof to First Commonwealth, or (upon receipt of the consents and approvals set forth in Section 3.5) the consummation of the transactions contemplated hereby, and no action or proceeding is pending or, to the Knowledge of Pittsburgh Financial, threatened against Pittsburgh Financial or any Pittsburgh Financial Subsidiary in which the validity of this Agreement, the transactions contemplated hereby or any action which has been taken by any of the Parties in connection herewith or in connection with the transactions contemplated hereby is at issue.

         3.5 APPROVALS, CONSENTS AND FILINGS. Except for the approval of the Merger by the FRB, the approval of the Bank Merger by the FDIC and the PDB, the approval of the Merger by the Pittsburgh Financial shareholders and the filing of the Articles of Merger and articles of merger relating to the Bank Merger with the Pennsylvania Secretary of State, neither the execution and delivery of this Agreement by Pittsburgh Financial or BankPittsburgh nor the consummation of the transactions contemplated hereby requires any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority or other third party.

         3.6 FINANCIAL STATEMENTS.(a) Pittsburgh Financial has delivered to First Commonwealth true, correct and complete copies of (i) the audited consolidated financial statements of Pittsburgh Financial for the years ended September 30, 2000, 2001 and 2002, including balance sheets, statements of income, statements of shareholders' equity and statement of cash flows and (ii) unaudited consolidated financial statements of Pittsburgh Financial, including a balance sheet, statement of income, statement of shareholders' equity and statement of cash flows for the nine months ended June 30, 2003. All such financial statements have been prepared in accordance with GAAP consistently applied and fairly present the financial condition of Pittsburgh Financial and the Pittsburgh Financial Subsidiaries as of the dates thereof and the results of their operations for the periods presented therein, subject, in the case of unaudited financial statements, to normal year-end audit adjustments.

         3.7 UNDISCLOSED LIABILITIES. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has any material debt, liability or obligation of any kind, whether accrued, absolute, known, unknown, contingent or otherwise except (i) those reflected in the most recent audited balance sheet provided by Pittsburgh Financial to First Commonwealth or (ii) those incurred in the Ordinary Course of Business since September 30, 2002, none of which arises from any breach of contract, tort or violation of law.

         3.8 REGULATORY REPORTS. Pittsburgh Financial and each Pittsburgh Financial Subsidiary has filed all reports, registrations and other documents, together with any amendments required to be made with respect thereto since January 1, 2000 (the "Pittsburgh Financial Filings"), that were required to be filed with the FRB, the FDIC, the PDB or the SEC and any other governmental entity having jurisdiction over any of them. No administrative actions have been taken or orders issued in connection with such Pittsburgh Financial Filings. As of their respective dates, each Pittsburgh Financial Filing (i) complied in all material respects with all laws and regulations promulgated by the governmental entity with which it was filed; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Pittsburgh Financial has furnished or made available to First Commonwealth true and correct copies of all Pittsburgh Financial Filings.

         3.9 BOOKS AND RECORDS. The stock records and minute books of Pittsburgh Financial and each Pittsburgh Financial Subsidiary (previously furnished to First Commonwealth) fully and accurately reflect all issuances, transfers and redemptions of the capital stock of Pittsburgh Financial or such Pittsburgh Financial Subsidiary, correctly show the record addresses of the shareholders and the number and class of shares of capital stock held by each shareholder, correctly show all corporate action taken by the directors (or any committee) and shareholders of Pittsburgh Financial or such Pittsburgh Financial Subsidiary (including actions taken by consent without a meeting), and contain true and correct copies or originals of the articles of incorporation and bylaws of Pittsburgh Financial or such Pittsburgh Financial Subsidiary, in each case as amended and currently in force, and the minutes of all meetings or consent actions of its directors and shareholders. No resolutions have been adopted by the directors or shareholders of Pittsburgh Financial or any Pittsburgh Financial Subsidiary except those contained in the minute books. All corporate records of Pittsburgh Financial and each Pittsburgh Financial Subsidiary have been maintained in accordance with all applicable statutory and regulatory requirements.

         3.10 TAX MATTERS. Pittsburgh Financial and each Pittsburgh Financial Subsidiary has duly filed when due (including applicable extensions granted without penalty) (i) all required federal and state tax returns and reports, and
(ii) all required returns and reports of other governmental agencies having jurisdiction with respect to taxes imposed upon the income, properties, revenues, operations or other assets of Pittsburgh Financial or such Pittsburgh Financial Subsidiary or taxes imposed which might create a lien or encumbrance on any such assets. Such returns or reports are true, complete and correct, and Pittsburgh Financial and each Pittsburgh Financial Subsidiary has paid, to the extent such taxes or other governmental charges have become due, all taxes and other governmental charges including all applicable interest and penalties set forth in such returns or reports. There are no liens on the assets of Pittsburgh Financial or any Pittsburgh Financial Subsidiary relating to or attributable to any taxes. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary is currently the beneficiary of any extension of time within which to file any such written return or report. All federal, state and local taxes and other governmental charges payable by Pittsburgh Financial or any Pittsburgh Financial Subsidiary have been paid or have been adequately accrued or reserved for on such entity's books in accordance with GAAP and banking regulations applied on a consistent basis. Until the Effective Time, Pittsburgh Financial and each Pittsburgh Financial Subsidiary shall continue to reserve sufficient funds for the payment of expected tax liabilities in accordance with GAAP and banking regulations applied on a consistent basis. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has received any notice of a tax deficiency or assessment of additional taxes of any kind and, to the Knowledge of Pittsburgh Financial, there is no threatened claim against Pittsburgh Financial or any Pittsburgh Financial Subsidiary or any basis for any such claim, for payment of any additional federal, state or local taxes for any period prior to the date of this Agreement in excess of the accruals or reserves with respect to any such claim shown in the most recent audited financial statements provided by Pittsburgh Financial to First Commonwealth. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has constituted a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) that includes the Merger. Proper and accurate amounts have been withheld by Pittsburgh Financial and each Pittsburgh Financial Subsidiary from its employees for all periods in full and complete compliance with the tax withholding provisions of applicable federal, state and local tax laws, and proper and accurate federal, state and local tax returns have been filed by Pittsburgh Financial and each Pittsburgh Financial Subsidiary for all periods for which returns were due with respect to withholding, social security and unemployment taxes and the amounts shown thereon to be due and payable have been paid in full.

         3.11 LITIGATION AND PROCEEDINGS. There are no actions, decrees, suits, counterclaims, claims, proceedings or governmental actions or investigations pending or, to the Knowledge of Pittsburgh Financial, threatened against Pittsburgh Financial or any Pittsburgh Financial Subsidiary in any court or before any arbitrator or governmental agency. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary is a party to any judgment, award, order or decree.

         3.12 BUSINESS OPERATIONS.

                  (a) Permits, Compliance with Law. Pittsburgh Financial and each Pittsburgh Financial Subsidiary has all permits, licenses, approvals, authorizations and registrations under all federal, state and local laws required for it to carry on its business as presently conducted and the absence of which could have a Material Adverse Effect on Pittsburgh Financial and the Pittsburgh Financial Subsidiaries taken as a whole, all such permits, licenses, approvals, authorizations and registrations are in full force and effect and no suspension or cancellation of any of them is pending or, to the Knowledge of Pittsburgh Financial, threatened. Pittsburgh Financial and each Pittsburgh Financial Subsidiary has complied in all material respects with all laws, regulations, and orders applicable to it or its business. No notice from any governmental authority with respect to any failure or alleged failure of Pittsburgh Financial to comply in any material respect with any law, regulation or order has been received by Pittsburgh Financial or any Pittsburgh Financial Subsidiary, nor to the Knowledge of Pittsburgh Financial, is any such notice threatened.

                  (b) Insurance. Section 3.12(b) of the Pittsburgh Financial Disclosure Schedule contains a complete list and description of all policies of insurance and bonds presently maintained by Pittsburgh Financial or any Pittsburgh Financial Subsidiary providing coverage for either of them, their assets, or any of their officers, directors and employees, all of which are in full force and effect, together with a complete list of all pending claims under any such policies or bonds. Each material term, obligation and provision of each such policy and bond has been complied with, all premiums due thereon have been paid and no notice of cancellation with respect thereto has been received by Pittsburgh Financial or BankPittsburgh, as the case may be. Such policies and bonds provide adequate coverage to insure the properties and business of Pittsburgh Financial and the activities of its officers, directors and employees against such risks and in such amounts as are prudent and customary. Pittsburgh Financial has no liability for premiums with respect to such policies. Pittsburgh Financial has previously made available to First Commonwealth a true, correct and complete copy of each such insurance policy and bond.

                  (c) Material Contracts. Section 3.12(c) of the Pittsburgh Financial Disclosure Schedule contains a complete list of all Material Contracts. Each Material Contract is in full force and effect, is valid and enforceable in accordance with its terms (subject to any bankruptcy or other laws applicable to creditors' rights generally), constitutes a legal and binding obligation of Pittsburgh Financial or a Pittsburgh Financial Subsidiary, as the case may be, and, to the Knowledge of Pittsburgh Financial, each other party thereto, and is not the subject of any notice of default, termination or partial termination or of any ongoing, pending, completed or, to the Knowledge of Pittsburgh Financial, threatened investigation, inquiry or other proceeding or action that may give rise to any notice of default, termination or partial termination by any party thereto. Pittsburgh Financial or such Pittsburgh Financial Subsidiary has complied in all material respects with the provisions of each Material Contract. A true and complete copy of each Material Contract has been made available to First Commonwealth for examination.

                  (d) Intellectual Property. Section 3.12(d) of the Pittsburgh Financial Disclosure Schedule sets forth all (i) trademarks, trade names, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefor, (iii) trade secrets, (iv) inventions, discoveries, designs, and drawings, (v) computer software (including all source and object codes and manuals), and (vi) patents and patent applications owned, licensed or otherwise used by Pittsburgh Financial or any Pittsburgh Financial Subsidiary (collectively, the "Intellectual Property Rights"). The Intellectual Property Rights are all those necessary for the conduct of the business of Pittsburgh Financial and each Pittsburgh Financial Subsidiary as presently conducted. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has any obligation to compensate any person for the use of any of the Intellectual Property Rights and Pittsburgh Financial has not granted to any person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not. The Intellectual Property Rights will not cease to be rights of Pittsburgh Financial or be impaired by reason of the performance of this Agreement or the consummation of the transactions contemplated hereby. No other person (i) has notified Pittsburgh Financial that such person claims any ownership of or right to use any Intellectual Property Rights or (ii) to the Knowledge of Pittsburgh Financial, is infringing upon any Intellectual Property Rights. To the Knowledge of Pittsburgh Financial, Pittsburgh Financial's use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any third party anywhere where the business of Pittsburgh Financial is currently conducted or is currently proposed to be conducted by Pittsburgh Financial. No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Pittsburgh Financial, threatened against Pittsburgh Financial alleging that Pittsburgh Financial's use of the Intellectual Property Rights infringes upon or otherwise violates any rights of a third party.

                  (e) Personal Property. Pittsburgh Financial and the Pittsburgh Financial Subsidiaries have good and marketable title to all of their personal property, free and clear of all encumbrances, liens or charges of any kind or character except liens for taxes not due and payable. The personal property owned and leased by Pittsburgh Financial or any Pittsburgh Financial Subsidiary is in good operating order (ordinary wear and tear excepted), usable in the Ordinary Course of Business, and is sufficient and adequate to carry on the business of Pittsburgh Financial as currently conducted.

                  (f) Leases. Section 3.12(f) of the Pittsburgh Financial Disclosure Schedule sets forth a list of all leases pursuant to which Pittsburgh Financial or any Pittsburgh Financial Subsidiary is either lessor or lessee of any real or personal property, other than leases that are required to be capitalized under GAAP (the "Leases"). All Leases are valid and enforceable in accordance with their terms, there is not under any Lease any default or any event which with notice or lapse of time, or both, would constitute a default by Pittsburgh Financial or such Pittsburgh Financial Subsidiary, or, to the knowledge of Pittsburgh Financial, by any other party thereto. There are no contractual obligations, agreements in principle or present plans for Pittsburgh Financial or any Pittsburgh Financial Subsidiary to enter into new leases or to renew or amend existing Leases prior to the Closing. The copies of the Leases and any amendments thereto provided by Pittsburgh Financial to First Commonwealth are true, correct and complete, and the Leases have not been modified in any respect other than pursuant to such amendments.

                  (g) Real Property. Section 3.12(g) of the Pittsburgh Financial Disclosure Schedule lists all real property (other than security interests) owned by Pittsburgh Financial or any Pittsburgh Financial Subsidiary (the "Real Property"). Pittsburgh Financial or such Pittsburgh Financial Subsidiary has good and marketable title to each parcel of Real Property and the title to each parcel of Real Property is covered by a title insurance policy providing coverage in the amount of the original purchase price. The interests of Pittsburgh Financial or such Pittsburgh Financial Subsidiary in each parcel of the Real Property are free and clear of any and all liens and encumbrances, except for liens for current taxes not yet due, and are not subject to any pending or, to the Knowledge of Pittsburgh Financial, threatened claim, contest, dispute, action at law or in equity. The present and past use of, and improvements upon, each parcel of Real Property and all real properties leased by Pittsburgh Financial or such Pittsburgh Financial Subsidiary (the "Leased Property") are in material compliance with all applicable building, fire, zoning and other applicable laws, ordinances and regulations, including the Americans with Disabilities Act, and deed restrictions of record and no notice of any violation or alleged violation thereof has been received. To the Knowledge of Pittsburgh Financial, there is no proposed or pending change in the zoning of, or any proposed or pending condemnation proceeding with respect to, any parcel of Real Property or Leased Property. The buildings and structures owned, leased or used by Pittsburgh Financial are, taken as a whole, in good operating order (ordinary wear and tear excepted), usable in the Ordinary Course of Business and are sufficient and adequate to carry on the business of Pittsburgh Financial as presently conducted.

                  (h) Offices and ATMs. Section 3.12(h) of the Pittsburgh Financial Disclosure Schedule lists the headquarters of Pittsburgh Financial and BankPittsburgh (identified as such) and each of the offices and ATMs maintained and operated by BankPittsburgh and the location thereof. BankPittsburgh does not maintain any other office or ATM or conduct business at any other location, and BankPittsburgh has not applied for or received permission to open or close any additional branch or operate at any other location.

                  (i) Environmental. Pittsburgh Financial and each Pittsburgh Financial Subsidiary is in compliance in all material respects with all Environmental Regulations. There are no Hazardous Materials on, below or above the surface of, or migrating to or from any parcel of Real Property or Leased Property which requires remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy, or common law. To the Knowledge of Pittsburgh Financial, neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has any outstanding loans secured by real property that is not in compliance with Environmental Regulations, upon which there are Hazardous Materials or from or to which Hazardous Materials have migrated or are migrating. There is no claim, action, suit, proceeding or notice thereof before any governmental entity pending, or, to the Knowledge of Pittsburgh Financial, threatened, against Pittsburgh Financial or any Pittsburgh Financial Subsidiary or, to the Knowledge of Pittsburgh Financial, concerning any real property securing BankPittsburgh loans and there is no outstanding judgment, order, writ, injunction, decree, or award against Pittsburgh Financial or any Pittsburgh Financial Subsidiary or any real property securing BankPittsburgh loans relating to Environmental Regulations or Hazardous Materials. Pittsburgh Financial has provided to First Commonwealth phase I environmental assessments with respect to each piece of Real Property and Leased Property as to which such a phase I environmental investigation has been prepared by or on behalf of Pittsburgh Financial or any Pittsburgh Financial Subsidiary.

         3.13 ABSENCE OF CHANGES; OPERATION IN THE ORDINARY COURSE. Since September 30, 2002 (the "Balance Sheet Date") (a) there has not been any Material Adverse Change in Pittsburgh Financial or any Pittsburgh Financial Subsidiary, and (b) neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has taken any action which, if it had been taken after the date of this Agreement, would require the consent of First Commonwealth under Section
5.3 hereof.

         3.14 EMPLOYEES AND BENEFITS.

                  (a) Compensation. Section 3.14(a) of the Pittsburgh Financial Disclosure Schedule contains a list of (i) the names, titles, responsibilities and compensation arrangements of each officer and director of Pittsburgh Financial and each Pittsburgh Financial Subsidiary and of each employee of Pittsburgh Financial or any Pittsburgh Financial Subsidiary whose compensation (including, without limitation, all salary, wages, bonuses and fringe benefits, other than those fringe benefits made available to all employees on a non-discriminatory basis), from Pittsburgh Financial or such Pittsburgh Financial Subsidiary for the current fiscal year will exceed $50,000; and (ii) all written agreements currently in effect which have been provided to such employees relating to such person's employment or compensation. There are no controversies pending or, to the Knowledge of Pittsburgh Financial, threatened between Pittsburgh Financial or any Pittsburgh Financial Subsidiary and any of its directors, officers or employees.

                  (b) Directors or Officers of Other Corporations. No director, officer, or employee of Pittsburgh Financial or any Pittsburgh Financial Subsidiary serves, or in the past five years has served, as a director or officer of any other corporation or entity (other than of a Pittsburgh Financial Subsidiary) on behalf of or as a designee of Pittsburgh Financial or any Pittsburgh Financial Subsidiary.

                  (c) Employee Benefits. Section 3.14(c) of the Pittsburgh Financial Disclosure Schedule lists (a) each pension plan, profit sharing plan, group or individual health, dental, medical or life insurance plan, employee welfare benefit plan (as such term is defined in Section 3(l) of ERISA), severance plan, bonus plan, stock option plan or other equity plan, deferred compensation plan, incentive compensation plan, or other similar plan which is or has been maintained by Pittsburgh Financial or any Pittsburgh Financial Subsidiary or its ERISA Affiliates for any of its current or former employees; and (b) each "employee benefit plan" as defined in Section 3(3) of ERISA, maintained by or on behalf of Pittsburgh Financial or any Pittsburgh Financial Subsidiary or its ERISA Affiliates (including any plans which are "multiemployer plans" under Section 3(37)(A) of ERISA ("Multiemployer Plans") and any defined benefit plan (as defined in Section 3(35) of ERISA) terminated within the five plan-years ending immediately before the Closing) which covers or covered any employees of Pittsburgh Financial or any Pittsburgh Financial Subsidiary or its ERISA Affiliates (each a "Plan"). Copies of all Plans, summary Plan descriptions, actuarial reports, valuations, annual reports (and attachments thereto) on Form 5500, 5500-C or 5500-R, as the case may be (if required pursuant to ERISA), with respect to the Plans, IRS determination letters and any other related documents have been provided by Pittsburgh Financial to First Commonwealth. With respect to each Plan, no litigation or administrative or other proceeding is pending or, to the Knowledge of Pittsburgh Financial, threatened, except for claims for benefits in the ordinary course of operations of the Plan. All the Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the IRS to the effect that such Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification. Each Plan that is required to satisfy
Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and
Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date. Neither the Plan nor any trustee, administrator or fiduciary thereof has at any time been involved in any transaction relating to the Plan which would constitute a breach of fiduciary duty under ERISA or a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, unless such transaction is specifically permitted under Sections 407 or 408 of ERISA,
Section 4975 of the Code or a class or administrative exemption issued by the Department of Labor. Each Plan has been administered in compliance in all material respects with applicable law and the terms of such Plan.

No Post-Termination Payment will be nondeductible under Section 280G of the Internal Revenue Code or result in any excise tax payment liability under
Section 4999 of the Internal Revenue Code. At no time has Pittsburgh Financial or any ERISA Affiliate been obligated to contribute to any Multiemployer Plan. Each Plan that is subject to the provisions of Title IV of ERISA is referred to herein as a "Pension Plan." As of the most recent valuation date for each Pension Plan, the fair market value of the assets of each Pension Plan (including for these purposes any accrued but unpaid contributions) exceeded the present value of all benefit liabilities, as defined in ERISA Section 4001(a)(16), under each Pension Plan determined on a termination basis using the assumptions that would be applied by the PBGC for a plan terminating as of the date of this Agreement. No "accumulated funding deficiency" (as defined in Code
Section 412), has been incurred with respect to any Pension Plan whether or not waived. Quarterly contributions under Code Section 412(m) have been made as required for each Pension Plan and no notice to the PBGC has been required under Code Section 412(n). No "reportable event" (as defined in ERISA Section 4043), and no event described in ERISA Section 4062, 4063 or 4041 has occurred in connection with any Pension Plan, other than a "reportable event" for which the 30-day advance notice requirement has been waived under regulations published by the PBGC. No condition exists and no event has occurred that could constitute grounds for the termination of any Pension Plan under ERISA Section 4042. Neither Pittsburgh Financial nor any ERISA Affiliate has incurred any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA.

                  (d) Labor Relations. Neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary has been a party to any collective bargaining agreement or agreement of any kind with any union or labor organization with respect to its employees and none of its employees is represented by a labor union. Pittsburgh Financial and each Pittsburgh Financial Subsidiary has complied in all material respects with all obligations under the National Labor Relations Act, as amended, the Age Discrimination in Employment Act, as amended, and all other federal, state and local labor laws and regulations applicable to employees. There are no unfair labor practice charges pending or, to the Knowledge of Pittsburgh Financial, threatened against Pittsburgh Financial or any Pittsburgh Financial Subsidiary.

         3.15 CERTAIN AGREEMENTS. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee, officer or director of Pittsburgh Financial or any Pittsburgh Financial Subsidiary under any Plan, agreement or otherwise, including payments that would become due as a result of such transactions upon termination of employment following such transactions, other than payments of the merger consideration, (ii) increase any benefits otherwise payable to any of their employees, officers or directors under any Plan or agreement, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

         3.16 CAPITALIZATION OF PITTSBURGH FINANCIAL. The authorized capital stock of Pittsburgh Financial consists of 10,000,000 shares of Pittsburgh Financial Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this Agreement, 1,424,881 shares of Pittsburgh Financial Common Stock were issued and outstanding, 757,244 shares of Pittsburgh Financial Common Stock were held by Pittsburgh Financial as treasury stock and no shares of preferred stock were issued and outstanding. All of the outstanding Pittsburgh Financial Common Stock is validly issued, fully paid and nonassessable and has not been issued in violation of any preemptive rights of any Pittsburgh Financial shareholder. Section 3.16 of the Pittsburgh Financial Disclosure contains a complete list of all outstanding options, warrants, rights, and outstanding securities or other obligations which are convertible into, or which would entitled the holder, upon exercise thereof, to be issued shares of Pittsburgh Financial Common Stock or any other equity or debt security of Pittsburgh Financial, whether or not exercisable.

         3.17 CAPITALIZATION OF BANKPITTSBURGH. The authorized capital stock of BankPittsburgh consists of 100 shares of common stock having a par value of $0.01 per share (the "Bank Common Stock") and 100 shares of preferred stock having no par value. As of the date of this Agreement, 100 shares of Bank Common Stock were issued and outstanding, no shares of Bank Common Stock were held by BankPittsburgh as treasury stock and no shares of preferred stock were issued and outstanding. All of the outstanding Bank Common Stock is held beneficially and of record by Pittsburgh Financial, free and clear of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever. All of the outstanding Bank Common Stock is validly issued, fully-paid and nonassessable and has not been issued in violation of any preemptive rights of any shareholder of BankPittsburgh. There are no outstanding securities or other obligations which are convertible into Bank Common Stock or into any other equity or debt security of BankPittsburgh, and there are no outstanding options, warrants, rights, scrip, rights to subscribe to, calls or other commitments of any nature which would entitle the holder, upon exercise thereof, to be issued Bank Common Stock or any other equity or debt security of BankPittsburgh.

         3.18 PITTSBURGH FINANCIAL SUBSIDIARIES.

                  (a) Section 3.18 of the Pittsburgh Financial Disclosure Schedule sets forth each Pittsburgh Financial Subsidiary and the jurisdiction in which each is formed. Each Pittsburgh Financial Subsidiary is duly formed, validly existing and in good standing under the laws of the jurisdiction in which it is formed and is qualified or otherwise authorized to transact business as a foreign corporation or other entity in all jurisdictions in which such qualification or authorization is required by law and where the failure to so qualify would individually or in the aggregate have a Material Adverse Effect on Pittsburgh Financial and the Pittsburgh Financial Subsidiaries taken as a whole. All issued and outstanding shares or other equity interests of each Pittsburgh Financial Subsidiary are owned directly or indirectly by Pittsburgh Financial as set forth on Section 3.18 of the Pittsburgh Financial Disclosure Schedule, free and clear of any charges, liens, encumbrances, security interests or adverse claims.

                  (b) There are no subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements obligating Pittsburgh Financial or any Pittsburgh Financial Subsidiary to issue, transfer, sell, repurchase or redeem, or cause to be issued, transferred, sold, repurchased or redeemed, shares of the capital stock or other securities of any Pittsburgh Financial Subsidiary or obligating Pittsburgh Financial or any Pittsburgh Financial Subsidiary to vote the capital stock of any Pittsburgh Financial Subsidiary in a particular manner or entitling any other party to vote the capital stock of any Pittsburgh Financial Subsidiary.

                  (c) Except for the stock or other interests in the Pittsburgh Financial Subsidiaries, neither Pittsburgh Financial nor any Pittsburgh Financial Subsidiary owns any stock or other equity interest in any other Person, except in a fiduciary capacity.

         3.19 ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses shown on the Pittsburgh Financial's consolidated financial statements is (with respect to periods ended on or before June 30, 2003) or will be (with respect to periods ending subsequent to June 30, 2003), in the reasonable opinion of management of Pittsburgh Financial, adequate in all material respects as of the dates thereof under the requirements of GAAP. Section 3.18 of the Pittsburgh Financial Disclosure Schedule lists, as of the date thereof, each loan of BankPittsburgh which has been criticized or classified by Pittsburgh Financial or bank examiners representing any Regulatory Authority as "Substandard," "Doubtful" or "Loss" or as a "Potential Problem Loan."

         3.20 ABSENCE OF BROKERS. Other than Sandler O'Neill & Partners, L.P., no broker or finder has acted on behalf of Pittsburgh Financial in connection with this Agreement or the transactions contemplated hereby.

         3.21 REPRESENTATIONS AND WARRANTIES. No representation or warranty contained in this Article 3 or in any other written instrument, document or agreement delivered by Pittsburgh Financial or any Pittsburgh Financial Subsidiary to First Commonwealth or any First Commonwealth Subsidiary pursuant to this Agreement or in connection with the transactions contemplated hereby contains any untrue statement of material fact or omits to state any material fact required to be stated herein or therein or necessary to make the statements made herein or therein not misleading.

                                   ARTICLE 4

                         COVENANTS OF FIRST COMMONWEALTH

         4.1 REGULATORY APPROVALS. Within sixty (60) days after execution of this Agreement, First Commonwealth, in cooperation with Pittsburgh Financial, shall file all necessary applications with the appropriate government Regulatory Authorities in order to obtain the Government Approvals and shall take such other actions as may be reasonably required to consummate the transactions contemplated in this Agreement and the Plans of Merger with reasonable promptness. First Commonwealth shall pay all fees and expenses arising in connection with such applications for regulatory approval. Counsel to Pittsburgh Financial shall be provided with a draft of all Regulatory Applications, other than the confidential portions of the Regulatory Applications, prior to their submission and shall have a reasonable opportunity to review and comment on such applications and with respect to all correspondence with Regulatory Authorities. First Commonwealth agrees to provide the appropriate Regulatory Authorities with the information required by such authorities in connection with First Commonwealth's applications for regulatory approval and First Commonwealth agrees to use reasonable commercial efforts to obtain such regulatory approvals, and any other approvals and consents as may be required for the Closing, as promptly as practicable; provided, however, that nothing in this Section 4.1 shall be construed to obligate First Commonwealth to take any action to meet any condition required to obtain prior regulatory approval if any such condition materially differs from conditions customarily imposed by such Regulatory Authorities in orders approving acquisitions of the type contemplated by this Agreement, constitutes a significant impediment upon First Commonwealth's ability to carry on its business or acquisition programs (as may be determined in the sole discretion of First Commonwealth) or requires First Commonwealth to increase FCB's capital ratios to amounts in excess of the FDIC's minimum capital ratio guidelines which may be in effect from time to time.

         4.2 PREPARATION OF REGISTRATION STATEMENT. First Commonwealth, in cooperation with Pittsburgh Financial, shall prepare and file with the SEC a Registration Statement on Form S-4 with respect to the shares of First Commonwealth Common Stock to be issued in the Merger ("Registration Statement"). The Registration Statement shall contain a Proxy Statement/ Prospectus which shall serve as the proxy statement of Pittsburgh Financial for the Pittsburgh Financial Shareholders' Meeting and as the prospectus of First Commonwealth for the shares of First Commonwealth Common Stock to be issued in the Merger. First Commonwealth shall use reasonable commercial efforts to cause the Registration Statement to become effective.

         4.3 REGISTRATION STATEMENT EFFECTIVENESS. First Commonwealth will advise Pittsburgh Financial, promptly after First Commonwealth receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the First Commonwealth Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

         4.4 EMPLOYEES AND EMPLOYEE BENEFITS.

                  (a) Upon consummation of the Merger and the Bank Merger, all employees of Pittsburgh Financial and BankPittsburgh shall be deemed to be at-will employees of First Commonwealth and FCB, respectively, and all employees of Pinnacle shall continue to be at-will employees of Pinnacle, except for those employees, if any, who are parties to a written employment agreement.

                  (b) At the discretion of First Commonwealth, as of the Effective Time, and subject to Sections 4.4(d), (e) and (f) hereof, all employee benefit plans (within the meaning of Section 3(3) of ERISA) sponsored or maintained by Pittsburgh Financial and BankPittsburgh shall be terminated. Employees of Pittsburgh Financial, BankPittsburgh and/or Pinnacle who continue as employees of First Commonwealth, FCB and/or Pinnacle ("Continuing Employees") shall be entitled to participate on an equitable basis in the same benefit plans, programs or policies as are generally available to employees of First Commonwealth or FCB, as the case may be, of similar rank and status. For purposes of eligibility, vesting, benefit accrual (but not for accrual of pension benefits) and determination of the level of benefits under any employee benefit plans, arrangements or policies (including but not limited to severance, vacation, sick and other leave policies) maintained by First Commonwealth or FCB, employees of Pittsburgh Financial, BankPittsburgh and/or Pinnacle who continue as employees of First Commonwealth, FCB and/or Pinnacle, as the case may be, will be credited with prior years of service with Pittsburgh Financial, BankPittsburgh and Pinnacle, and there shall be no exclusion from coverage under First Commonwealth's and FCB's health insurance plan as a result of pre-existing conditions to the extent such conditions were covered under any health insurance plan maintained by Pittsburgh Financial, BankPittsburgh and/or Pinnacle prior to the Effective Time.

                  (c) No Continuing Employee shall be subject to any waiting period under any welfare benefit plan of First Commonwealth or FCB, as applicable, to the extent that such period is longer than the period, if any, to which such Continuing Employee was subject under the applicable welfare benefit plan of Pittsburgh Financial, BankPittsburgh and/or Pinnacle. Continuing Employees shall not be subject to any waiting period under a welfare benefit plan of First Commonwealth or FCB if the applicable waiting period under the corresponding Pittsburgh Financial or BankPittsburgh plan had been satisfied as of the Effective Time. To the extent that the initial period of coverage for Continuing Employees under any plan of First Commonwealth or FCB, whichever is applicable, that is an "employee welfare benefit plan" as defined in Section 3(1) of ERISA is not a full twelve (12) month period of coverage, Continuing Employees shall be given full credit under the applicable welfare plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding welfare plan of Pittsburgh Financial, BankPittsburgh and/or Pinnacle during the balance of such twelve (12) month period of coverage. Nothing contained herein shall obligate First Commonwealth or FCB to provide or cause to be provided any duplicative benefits. Nothing herein shall alter the power of First Commonwealth or FCB to amend or terminate any of its benefit or welfare plans. Moreover, this Section 4.4(c) shall not constitute a contract of employment or create any rights to be retained in employment at First Commonwealth or FCB.

                  (d) The Pittsburgh Financial Employee Stock Ownership Plan ("ESOP") shall be terminated as of the Effective Time. The Board of Directors of Pittsburgh Financial shall use reasonable commercial efforts to cause the trustees of the ESOP, to the extent consistent with the fiduciary duties of the trustees under ERISA, to make such elections under Article 1 of this Agreement with respect to unallocated shares of Pittsburgh Financial Common Stock held by the ESOP as are necessary to obtain a sufficient amount of cash to repay in full the then outstanding ESOP indebtedness. The Merger consideration received by the ESOP trustees with respect to the unallocated shares of Pittsburgh Financial Common Stock held by the ESOP shall be first applied by the ESOP trustees to the full repayment of the ESOP loan. The remaining shares of First Commonwealth Common Stock and cash received by the ESOP shall be allocated to the ESOP participants in accordance with the terms of the ESOP and applicable laws and regulations as soon as practicable after the Effective Time. In connection with the termination of the ESOP, Pittsburgh Financial shall promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the ESOP on termination and any amendments made to the ESOP in connection with its termination or otherwise, if such amendments have not previously received a favorable determination letter from the IRS with respect to their qualification under Code Section 401(a). Any amendments to the ESOP requested by the IRS prior to the Effective Time shall be adopted by Pittsburgh Financial and BankPittsburgh, and any amendments requested by the IRS after the Effective Time shall be promptly adopted by First Commonwealth and FCB. Any and all distributions from the ESOP after its termination shall be made consistent with the aforementioned determination letter from the IRS. Prior to the Effective Time, Pittsburgh Financial and BankPittsburgh shall make contributions to, and payments on the loan of, the ESOP consistent with past practices on regularly scheduled payment dates.

                  (e) Prior to the Effective Time, the Board of Directors of Pittsburgh Financial shall take all necessary action to cause the Pittsburgh Financial 401(k) Plan (the "401(k) Plan") to be terminated immediately prior to the Effective Time. As soon as practicable after the date hereof, Pittsburgh Financial shall file or cause to be filed all necessary documents with the IRS for a determination that the termination of the 401(k) Plan will not affect its qualified status. As soon as practicable after receipt of the favorable determination letter for termination from the IRS, the account balances in the 401(k) Plan shall be distributed to participants and beneficiaries in accordance with applicable law and the 401(k) Plan documents. From the date hereof through the Closing Date, Pittsburgh Financial shall be permitted to make contributions to the 401(k) Plan on a periodic monthly basis, consistent with past practices. Participants in the 401(k) Plan who become employees of First Commonwealth will be permitted, subject to the terms of the First Commonwealth 401(k) Plan, to transfer their accounts in the 401(k) Plan to the First Commonwealth 401(k) Plan in a direct rollover distribution.

                  (f) Prior to the Effective Time, in accordance with the relevant plan documents and applicable law, the Board of Directors of Pittsburgh Financial, in consultation with First Commonwealth and its legal counsel, shall take all necessary action to cause the Pittsburgh Financial Pension Plan to be terminated in accordance with its terms and the assets thereof will be disposed of pursuant to the terms of such Plan and applicable law as soon as possible thereafter.

                  (g) First Commonwealth agrees to honor the terms of the Pittsburgh Financial severance, employment and deferred compensation agreements, as well as the Group Term Carve-Out Plan and the Director Split Dollar Agreement set forth in the Pittsburgh Financial Disclosure Schedule (collectively referred to as the "Post-Termination Payments"). Without limiting the foregoing, First Commonwealth agrees to use reasonable efforts for a period of one year after the Effective Time to find a position for Messrs. Dillen, Maxcy, Kirk and Winters within the First Commonwealth (or FCB) organization that is mutually agreeable to First Commonwealth and such individual. First Commonwealth and FCB acknowledge and agree that the consummation of the Merger shall constitute a "Change in Control" of Pittsburgh Financial for purposes of each of the severance, employment, deferred compensation and SERP agreements (as defined below), as well as the Group Term Carve-Out Plan and the Director Split Dollar Agreement, set forth in the Pittsburgh Financial Disclosure Schedule. First Commonwealth and FCB further acknowledge and agree that each of the officers covered by employment agreements with Pittsburgh Financial and BankPittsburgh would be entitled to terminate their employment for "Good Reason" as defined in the employment agreements upon consummation of the Merger, and that none of the payments to such officers shall be subject to mitigation under the terms of those agreements. In the event that the employment of Mr. Dillen, Mr. Maxcy, Mr. Kirk or Mr. Winters is terminated by First Commonwealth, FCB or the officer as of the Effective Time or within one year thereafter, such officer shall be entitled to receive from First Commonwealth and FCB cash severance and fringe benefits under Section 5(c) of the employment agreement as if the remaining term of employment was 36 months (24 months for Mr. Winters), subject to the limit in Section 6 of the employment agreement. If the employment of Mr. Dillen, Mr. Maxcy, Mr. Kirk or Mr. Winters is terminated by First Commonwealth, FCB or the officer subsequent to the one-year anniversary of the Effective Time, the amount of cash severance and fringe benefits that the officer shall be entitled to receive from First Commonwealth and FCB shall be reduced by one week for each full week that he was employed by First Commonwealth and its Subsidiaries following the one-year anniversary of the Effective Time. First Commonwealth and FCB agree not to amend or terminate the Group Term Carve-Out Plan or the Director Split Dollar Agreement at or after the Effective Time in any manner that would be adverse to the participants in such plans unless required to comply with applicable laws.

                  (h) It is the intention of First Commonwealth and FCB that each employee of Pittsburgh Financial and BankPittsburgh at the Effective Time will continue as an employee of First Commonwealth or FCB, as the case may be, following the Effective Time. Any employee of Pittsburgh Financial or any of its Subsidiaries whose employment is actually terminated within one year after the Effective Time for other than cause by First Commonwealth or its Subsidiaries at or following the Effective Time, other than the employees entitled to severance or other termination benefits pursuant to existing employment agreements, change in control agreements or severance agreements, or whose primary location of employment after the Effective Time would be more than 25 miles from their primary employment location as of the Effective Time, shall receive, upon termination of employment, a severance payment from First Commonwealth or its Subsidiaries based on the terms of the general severance policy covering the employees of First Commonwealth and the First Commonwealth Subsidiaries.

                  (i) Section 4.4(i) of the Pittsburgh Financial Disclosure Schedule sets forth the accrued but unpaid vacation pay for employees of Pittsburgh Financial and its Subsidiaries as of June 30, 2003. If the employment of any employee of Pittsburgh Financial or any of its Subsidiaries identified on
Section 4.4(i) of the Pittsburgh Financial Disclosure Schedule is terminated within twelve (12) months following the Effective Time, then any vacation pay accrued and expensed based on such employee's employment prior to the Effective Time shall be paid to the employee to the extent not used prior to the termination of employment.

                  (j) Notwithstanding any other provision of this Section 4.4, the parties agree that the vesting of benefits under the supplemental executive retirement plan ("SERP") agreements shall be suspended as of the Effective Time. First Commonwealth and FCB agree that each of the officers who has a SERP agreement shall be entitled to receive SERP benefits upon termination of his employment based upon the second amount shown under the heading "Change in Control Annual Benefit" in Schedule A of his SERP agreement, subject to the limit in Section 5.1 of the SERP agreements. First Commonwealth and FCB shall pay the SERP benefits in a single lump sum, with the lump sum discounted to present value using the IRS discount rates for the month in which the Effective Time occurs. The amount of the SERP benefits for each officer is set forth in
Section 4.4(h) of the Pittsburgh Financial Disclosure Schedule.

         4.5 REASONABLE EFFORTS TO CLOSE. Subject to the terms and conditions of this Agreement, First Commonwealth agrees to use reasonable commercial efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to satisfy the conditions to closing contained herein and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable commercial efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Agreement. First Commonwealth shall use, and shall cause each of its Subsidiaries to use, reasonable commercial efforts to obtain consents of all third parties and Regulatory Authorities necessary or desirable for the consummation of each of the transactions contemplated by this Agreement.

         4.6 ACCESS. Upon notice of at least 48 hours, subject to the terms of the Confidentiality and Non-Disclosure Agreement dated July 18, 2003 between First Commonwealth and Pittsburgh Financial, First Commonwealth shall afford Pittsburgh Financial and its representatives reasonable access, during normal business hours throughout the period up to the Effective Time, to all of the properties, books and records of First Commonwealth and FCB.

         4.7 NYSE. First Commonwealth shall use reasonable commercial efforts to have the shares of First Commonwealth Common Stock which are to be issued in exchange for the Stock Election Shares approved for listing on the NYSE.

         4.8 UPDATING OF REPRESENTATIONS. At all times to and including, and as of, the Closing, First Commonwealth shall inform Pittsburgh Financial in writing of any and all facts necessary to amend or supplement the representations and warranties made herein so that the representations and warranties remain true and correct in all respects; provided, however, that before such amendment, supplement or update may be deemed to be a part of this Agreement, Pittsburgh Financial shall have agreed in writing to each amendment, supplement or update made subsequent to the date of this Agreement as an amendment to this Agreement.

         4.9 INDEMNIFICATION. From and after the Effective Time, First Commonwealth shall indemnify and hold harmless each present and former director, officer and employee of Pittsburgh Financial and BankPittsburgh determined as of the Effective Time (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (collectively, "Claims"), to the fullest extent to which such Indemnified Parties were entitled under Pennsylvania law, the Articles of Incorporation, Charter and Bylaws of Pittsburgh Financial and BankPittsburgh as in effect on the date hereof, provided, however, that all rights to indemnification in respect to any claim asserted or made within such period shall continue until the final disposition of such claim.

         Any Indemnified Party wishing to claim indemnification under this
Section 4.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify First Commonwealth, but the failure to so notify shall not relieve First Commonwealth of any liability it may have to such Indemnified Party if such failure does not materially prejudice First Commonwealth. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) First Commonwealth shall have the right to assume the defense thereof and First Commonwealth shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if First Commonwealth elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between First Commonwealth and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to First Commonwealth, and First Commonwealth shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest), (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) First Commonwealth shall not be liable for any settlement effected without its prior written consent, which consent shall not be withheld unreasonably.

         In the event that First Commonwealth or any of its respective successors or assigns transfers all or substantially all of its properties and assets to any person, then, and in each such case, the successors and assigns of such entity shall assume the obligations set forth in this Section 4.9.

         4.10 INSURANCE. First Commonwealth shall maintain a directors' and officers' liability insurance policy covering the Indemnified Parties' Costs in connection with any Claims for a period of three (3) years after the Effective Time at annual premiums no greater than 150% of the annual premium of the directors' and officers' liability insurance maintained by Pittsburgh Financial and BankPittsburgh as of the date hereof. With the prior written consent of First Commonwealth, such insurance policy may be acquired by Pittsburgh Financial prior to the Effective Time.

                                   ARTICLE 5

                        COVENANTS OF PITTSBURGH FINANCIAL

         5.1 SHAREHOLDERS' MEETING. Pittsburgh Financial shall call a special meeting of the Pittsburgh Financial Shareholders to be held as soon as practicable after the effectiveness of the Registration Statement for purposes of voting upon the transactions contemplated hereby and Pittsburgh Financial shall use reasonable commercial efforts to solicit and obtain the votes of the Pittsburgh Financial Shareholders in favor of the transactions contemplated hereby and, subject to the provisions of Section 5.4, the Board of Directors of Pittsburgh Financial shall recommend approval of such transactions by such holders. In connection with the Pittsburgh Financial Shareholders' Meeting, First Commonwealth and Pittsburgh Financial shall cooperate in the preparation of the Proxy Statement/Prospectus and, with the approval of each of First Commonwealth and Pittsburgh Financial, which approvals will not be unreasonably withheld, the Proxy Statement/Prospectus will be mailed to the Pittsburgh Financial Shareholders.

         5.2 CONDUCT OF BUSINESS -- AFFIRMATIVE COVENANTS. Unless the prior written consent of First Commonwealth shall have been obtained, and, except as otherwise contemplated herein:

                  (a) Pittsburgh Financial and each Pittsburgh Financial Subsidiary shall:

                           (i) Operate its business only in the Ordinary Course
of Business;

                           (ii) Use reasonable commercial efforts to preserve
intact its business organizations and assets and to maintain its rights and franchises;

                           (iii) Take no action, unless otherwise required by
law, rule or regulation, that would (A) materially adversely affect the ability of any of them or First Commonwealth to obtain any necessary approvals of Regulatory Authorities required to consummate the transactions contemplated by this Agreement, or (B) adversely affect the ability of such Party to perform its covenants and agreements under this Agreement;

                           (iv) Except as they may terminate in accordance with
their terms, keep in full force and effect, and not default in any of their obligations under, all Material Contracts;

                           (v) Keep in full force and effect insurance coverage
with responsible insurance carriers which is reasonably adequate in coverage and amount for companies the size of the Pittsburgh Financial, or any Pittsburgh Financial Subsidiary and for the businesses and properties owned by each and in which each is engaged, to the extent that such insurance is reasonably available;

                           (vi) Use commercially reasonable efforts to retain
the customer base of Pittsburgh Financial and each Pittsburgh Financial Subsidiary and to facilitate the retention of such customers after the Effective Time; and

                           (vii) Maintain, renew, keep in full force and effect,
and preserve its business organization and material rights and franchises, permits and licenses, and to use reasonable commercial efforts to maintain positive relations with its present employees so that such employees will continue to perform effectively and will be available to Pittsburgh Financial and the Pittsburgh Financial Subsidiaries or First Commonwealth and the First Commonwealth Subsidiaries at and after the Effective Time, and to use reasonable commercial efforts to maintain its existing, or substantially equivalent, credit arrangements with banks and other financial institutions and to assure the continuance of the customer relationships of Pittsburgh Financial and each Pittsburgh Financial Subsidiary.

                  (b) Pittsburgh Financial agrees to use reasonable commercial efforts to assist First Commonwealth in obtaining the Government Approvals necessary to complete the transactions contemplated hereby, and Pittsburgh Financial shall provide to First Commonwealth or to the appropriate governmental authorities all information reasonably required to be submitted in connection with obtaining such approvals;

                  (c) Each of Pittsburgh Financial and the Pittsburgh Financial Subsidiaries, at its own cost and expense, shall use reasonable commercial efforts to secure all consents and releases, if any, of third parties necessary or desirable with respect to Pittsburgh Financial or such Pittsburgh Financial Subsidiary for the consummation of the transactions contemplated by this Agreement and shall comply with all applicable laws, regulations and rulings in connection with this Agreement and the consummation of the transactions contemplated hereby;

                  (d) At all times to and including, and as of, the Closing, Pittsburgh Financial shall inform First Commonwealth in writing of any and all facts necessary to amend or supplement the representations and warranties made herein and the Pittsburgh Financial Disclosure Schedules attached hereto as necessary so that the representations and warranties and information provided in the schedules remain true and correct in all respects; provided, however, that any such updates to the Pittsburgh Financial Disclosure Schedules shall be required prior to the Closing only with respect to matters which represent material changes to the Pittsburgh Financial Disclosure Schedules and the information contained therein; and provided further, that before such amendment, supplement or update may be deemed to be a part of this Agreement, First Commonwealth shall have agreed in writing to each amendment, supplement or update to the Pittsburgh Financial Disclosure Schedules made subsequent to the date of this Agreement as an amendment to this Agreement;

                  (e) Between the date of this Agreement and the Closing Date,
(i) Pittsburgh Financial shall afford First Commonwealth and its authorized agents and representatives reasonable access during normal business hours to the properties, operations, books, records, contracts, documents, loan files and other information of, or relating to Pittsburgh Financial and the Pittsburgh Financial Subsidiaries. Pittsburgh Financial shall provide reasonable assistance to First Commonwealth in its investigation of matters relating to Pittsburgh Financial and the Pittsburgh Financial Subsidiaries; and (ii) subject to the provisions of applicable law and regulation, Pittsburgh Financial shall furnish promptly to First Commonwealth (A) a copy of each material report, schedule and other document filed by Pittsburgh

Financial and the Pittsburgh Financial Subsidiaries with any Regulatory Authority and (B) all other information concerning the business, interest rate risk, properties and personnel of Pittsburgh Financial and the Pittsburgh Financial Subsidiaries as First Commonwealth may reasonably request (other than documents or other materials relating to the transaction contemplated herein), provided that no investigation pursuant to this Section 5.2 shall affect or be deemed to modify or waive any representation or warranty made by Pittsburgh Financial in this Agreement or the conditions to the obligations of Pittsburgh Financial to consummate the transactions contemplated by this Agreement;

                  (f) Pittsburgh Financial has taken or will take all steps necessary to exempt the transactions contemplated by this Agreement from any applicable state takeover or similar law or takeover or similar provision in the charter documents or bylaws of Pittsburgh Financial and the Pittsburgh Financial Subsidiaries, including without limitation any provisions of the Articles of Incorporation of Pittsburgh Financial restricting the ownership or acquisition of Pittsburgh Financial's capital stock or imposing any "fair price" or supermajority director or stockholder vote requirements; and

                  (g) Subject to the terms and conditions of this Agreement, Pittsburgh Financial agrees to use reasonable commercial efforts and to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to satisfy the conditions to Closing contained herein and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining or other order adversely affecting the ability of the Parties to consummate the transaction contemplated by this Agreement.

         5.3 CONDUCT OF BUSINESS -- NEGATIVE COVENANTS. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Pittsburgh Financial covenants and agrees it will neither do, nor agree or commit to do, nor permit any Pittsburgh Financial Subsidiary to do or commit or agree to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of First Commonwealth:

                  (a) Except as expressly contemplated by this Agreement or the Plans of Merger, amend its Articles of Incorporation or Bylaws; or

                  (b) (i) Repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or other equity securities or any securities or instruments convertible into any shares of its capital stock, or any rights or options to acquire any shares of its capital stock or other equity securities; or (ii) split or otherwise subdivide its capital stock; or (iii) recapitalize in any way; or (iv) declare a stock dividend on the Pittsburgh Financial Common Stock; or (v) pay or declare a cash dividend or make or declare any other type of distribution on the Pittsburgh Financial Common Stock (except that Pittsburgh Financial may pay the regular quarterly cash dividend in an amount consistent with past practice and not exceeding $0.095 per share); or

                  (c) Acquire direct or indirect control over any corporation, association, firm, organization or other entity, other than in connection with
(i) internal reorganizations or consolidations involving existing Pittsburgh Financial Subsidiaries, (ii) foreclosures in the Ordinary Course of Business and not knowingly exposing it to liability by reason of Hazardous Materials, or
(iii) acquisitions of control in its fiduciary capacity; or

                  (d) Except in connection with the exercise of the Pittsburgh Financial Options listed on the Pittsburgh Financial Disclosure Schedule or as expressly permitted by this Agreement or the Plans of Merger, (i) issue, sell, agree to sell, or otherwise dispose of or otherwise permit to become outstanding any additional shares of Pittsburgh Financial Common Stock or any other capital stock of Pittsburgh Financial or of any Pittsburgh Financial Subsidiary, or any stock appreciation rights, or any option, warrant, conversion, call, scrip, or other right to acquire any such stock, or any security convertible into any such stock, or (ii) sell, agree to sell, or otherwise dispose of any substantial part of the assets or earning power of Pittsburgh Financial or of any Pittsburgh Financial Subsidiary; or (iii) sell, agree to sell, or otherwise dispose of any asset of Pittsburgh Financial or any Pittsburgh Financial Subsidiary other than in the Ordinary Course of Business for reasonable and adequate consideration; or
(iv) buy, agree to buy or otherwise acquire a substantial part of the assets or earning power of any other Person or entity; or

                  (e) Incur, or permit any Pittsburgh Financial Subsidiary to incur, any additional debt obligation or other obligation for borrowed money except in the Ordinary Course of Business; or

                  (f) Grant any increase in compensation or benefits to any of its employees or officers except for routine annual salary increases not to exceed 4% of such employee's or officer's annual salary for the current fiscal year; pay any bonus; enter into any severance agreements with any of its officers or employees; grant any increase in fees or other increases in compensation or other benefits to any director of Pittsburgh Financial or of any Pittsburgh Financial Subsidiary; or effect any change in retirement benefits for any class of its employees or officers, unless such change is required by applicable law; or

                  (g) Hire a new employee with an annual compensation in excess of Fifty Thousand Dollars ($50,000), amend any existing employment contract between it and any person (unless such amendment is required by law); enter into or amend any indemnification agreement with any person; or enter into any new employment contract with any person that Pittsburgh Financial or any Pittsburgh Financial Subsidiary (or its successors) does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; or

                  (h) Adopt any new employee benefit plan or terminate or make any material change in or to any existing employee benefit plan other than any change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan; or

                  (i) Enter into any new service contracts with an annual expense in excess of Fifteen Thousand Dollars ($15,000), other than contracts contemplated by this Agreement, purchase or sale agreements or lease agreements that are material to Pittsburgh Financial or any Pittsburgh Financial Subsidiary; or

                  (j) Make any capital expenditure except for ordinary purchases, repairs, renewals or replacements in an amount less than Fifteen Thousand Dollars ($15,000) per individual expenditure; or

                  (k) Other than in the Ordinary Course of Business, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties, leases or assets to any person, or cancel, release or assign any indebtedness of any person, except pursuant to contracts or agreements in force at the date of this Agreement; or

                  (l) Other than as contemplated by this Agreement, enter into, renew, amend or terminate any Material Contract or material lease of real or personal property; or

                  (m) Settle any claim, action or proceeding involving any liability of Pittsburgh Financial or any Pittsburgh Financial Subsidiaries for money damages in excess of Twenty-Five Thousand Dollars ($25,000) or agree in connection with any such settlement to material restrictions upon the operations of Pittsburgh Financial or any Pittsburgh Financial Subsidiaries; or

                  (n) Change its method of accounting in effect at September 30, 2002, except as required by changes in GAAP as recommended or approved by Pittsburgh Financial's independent auditors or as required by regulatory accounting principles or regulatory requirements; or

                  (o) Enter into any new activities or lines of business, or cease to conduct any material activities or lines of business that it conducts on the date hereof, or conduct any material business activity not consistent with past practice; or

                  (p) Make, renegotiate, renew, increase, extend or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except in the Ordinary Course of Business consistent with past practices, and in individual loan amounts of less than Five Hundred Thousand Dollars ($500,000) or aggregate amounts of less than One Million Dollars ($1,000,000), as determined under applicable regulatory loan to one borrower requirements; or

                  (q) Enter into, renew or purchase any investments in derivatives contracts; or engage in any forward commitment, futures transaction, financial option transaction, hedging or arbitrage transaction or covered asset trading activities; or

                  (r) Purchase any investment securities or make any deposits other than in the Ordinary Course of Business; or

                  (s) Enter into any material transactions other than in the Ordinary Course of Business; or

                  (t) Grant or commit to grant any new extension of credit to any officer, director or holder of two percent (2%) or more of the outstanding Pittsburgh Financial Common Stock, or to any corporation, partnership, trust or other entity controlled by any such person, if such extension of credit, together with all other credits then outstanding to the same borrower and all affiliated persons of such borrower, would exceed two percent (2%) of the capital of BankPittsburgh or amend the terms of any such credit outstanding on the date hereof; or grant or commit to grant any new extension of credit to any employee at below market interest rates; or

                  (u) Sell, purchase, enter into a material lease, relocate, open or close any office, or file an application pertaining to such action with any government entity; or

                  (v) Settle or compromise any material tax liability or agree to an extension of the statute of limitations with respect to the assessment or determination of any taxes, except in the Ordinary Course of Business; or

                  (w) Agree in writing or otherwise to take any of the foregoing actions.

         5.4 ACQUISITION PROPOSALS. From the date hereof until the Closing or the termination hereof, Pittsburgh Financial shall not, nor shall Pittsburgh Financial authorize or permit any officers, directors, employees, representatives or other agents of Pittsburgh Financial or any Pittsburgh Financial Subsidiary to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or

(ii) engage in negotiations with, or disclose any nonpublic information relating to Pittsburgh Financial or any Pittsburgh Financial Subsidiary or afford access to the properties, books or records of Pittsburgh Financial or any Pittsburgh Financial Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Pittsburgh Financial or the Board of Directors of Pittsburgh Financial at any time prior to the consummation of the Merger from:

                  (a) furnishing nonpublic information to, or affording access to the properties, books or records of Pittsburgh Financial or any Pittsburgh Financial Subsidiary to, or entering into negotiations with, any Person in connection with an unsolicited Acquisition Proposal by such Person, if (a) Pittsburgh Financial's Board of Directors determines in good faith that such action is necessary to comply with their fiduciary duties to the shareholders of Pittsburgh Financial under applicable law; (b) prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, Pittsburgh Financial's Board of Directors receives from such Person an executed confidentiality agreement with customary terms and (c) Pittsburgh Financial's Board of Directors concludes in the exercise of its fiduciary duties that the Acquisition Proposal is a Superior Proposal;

                  (b) taking and disclosing to Pittsburgh Financial's shareholders any position, and making any related filings with the SEC, as required by Rules 14e-2 and 14d-9 under the Exchange Act, with respect to any Alternative Transaction that is a tender offer; provided, that Pittsburgh Financial's Board of Directors shall not recommend that the shareholders of Pittsburgh Financial tender their shares of Pittsburgh Financial Common Stock in connection with any such tender offer unless the Board shall have determined in good faith that such action is necessary to comply with its fiduciary duties under applicable law; or

                  (c) if an unsolicited Acquisition Proposal is received, informing the shareholders of Pittsburgh Financial that it no longer believes that the Merger is advisable and no longer recommends approval of the Merger (a "Subsequent Determination"), approving or recommending an Alternative Transaction based on that unsolicited Acquisition Proposal or entering into an Acquisition Agreement with respect to such an Alternative Transaction if (i) Pittsburgh Financial's Board of Directors determines in good faith that such action is necessary to comply with its fiduciary duties under applicable law and
(ii) Pittsburgh Financial's Board of Directors concludes in good faith that the Acquisition Proposal is a Superior Proposal.

Pittsburgh Financial will promptly notify First Commonwealth after receipt of any Acquisition Proposal or any request for nonpublic information relating to Pittsburgh Financial or any Pittsburgh Financial Subsidiary or for access to the properties, books or records of Pittsburgh Financial or any Pittsburgh Financial Subsidiary by any Person that has made an Acquisition Proposal and will keep First Commonwealth fully informed of the status and details of any such Acquisition Proposal, indication or request. Such written notice shall specify the material terms and conditions of the Acquisition Proposal, identify the Person making the Superior Proposal, and state whether or not the Board of Directors of Pittsburgh Financial intends to make a Subsequent Determination. For a period of three business days following such notice, Pittsburgh Financial shall not take any action with respect to the Acquisition Proposal and shall provide an opportunity for First Commonwealth to propose such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors of Pittsburgh Financial to proceed with the transactions contemplated herein on such adjusted terms.

         5.5 ACCRUALS AND RESERVES. At the request of First Commonwealth, Pittsburgh Financial shall establish such additional accruals and reserves as may be necessary to conform Pittsburgh Financial's accounting and credit loss reserve practices and methods to those of First Commonwealth; provided, however, that Pittsburgh Financial shall not be required to take such action prior to the satisfaction or waiver of all conditions to Closing set forth in Article 6 (other than those conditions relating to the delivery of certificates, opinions and other instruments and documents at the Closing); provided further, however, that no such additional accruals and reserves will be required to be made more than two (2) business days prior to the Closing Date. No such additional accruals or reserves made by Pittsburgh Financial pursuant to this Section 5.5 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Pittsburgh Financial or its management with any such adjustments.

         5.6 AFFILIATE AGREEMENTS. Pittsburgh Financial will use reasonable commercial efforts to cause each person who is an Affiliate of Pittsburgh Financial for purposes of Rule 145 under the Securities Act to execute and deliver to First Commonwealth on or before the mailing of the Proxy Statement/Prospectus for the Pittsburgh Financial Shareholders' Meeting an agreement in such form as First Commonwealth may reasonably request restricting the disposition of the shares of First Commonwealth Common Stock to be received by such person in exchange for such person's shares of Pittsburgh Financial Common Stock.

                                   ARTICLE 6

                              CONDITIONS TO CLOSING

         6.1 CONDITIONS TO THE OBLIGATIONS OF PITTSBURGH FINANCIAL. Unless waived in writing by Pittsburgh Financial, all of the obligations of Pittsburgh Financial under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of First Commonwealth contained in Section 3, if qualified by a reference to materiality, shall be true, and if not so qualified, shall be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date);

                  (b) Performance of Agreements and Covenants. First Commonwealth shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

                  (c) Documents. In addition to the other deliveries of First Commonwealth described elsewhere in this Agreement, Pittsburgh Financial shall have received the following documents and instruments:

                           (i) a certificate signed by the Secretary or an
assistant secretary of First Commonwealth dated as of the Closing Date certifying that:

                                    (A) First Commonwealth's Board of Directors
has duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement (including the Holding Company Plan of Merger) and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

                                    (B) each person executing this Agreement on
behalf of First Commonwealth is an officer of First Commonwealth holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

                                    (C) the charter documents of First
Commonwealth attached to such certificate remain in full force and effect.

                           (ii) a certificate signed by a duly authorized
officer of First Commonwealth stating that the conditions set forth in Section 6.1(a) and Section 6.1(b) of this Agreement have been fulfilled; and

                  (d) Tax Opinion. Pittsburgh Financial shall have been furnished with an opinion of counsel to First Commonwealth, dated as of the Closing Date, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

         6.2 CONDITIONS TO THE OBLIGATIONS OF FIRST COMMONWEALTH. Unless waived in writing by First Commonwealth, all of the obligations of First Commonwealth under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of Pittsburgh Financial contained in Section 4, if qualified by a reference to materiality, shall be true, and if not so qualified, shall be true in all material respects, as of the date of this Agreement and as of the Effective Time with the same effect as though made at the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date);

                  (b) Performance of Agreements and Covenants. Pittsburgh Financial shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Time;

                  (c) Documents. In addition to the documents described elsewhere in this Agreement, First Commonwealth shall have received the following documents and instruments:

                           (i) a certificate signed by the Secretary or an
assistant secretary of Pittsburgh Financial dated as of the Closing Date certifying that:

                                    (A) Pittsburgh Financial's Board of
Directors and the Pittsburgh Financial Shareholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement (including the Holding Company Plan of Merger) and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended or modified and remain in full force and effect;

                                    (B) each person executing this Agreement on
behalf of Pittsburgh Financial is an Officer of Pittsburgh Financial, as the case may be, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Merger, and that the signature of each person set forth on such certificate is his or her genuine signature; and

                                    (C) the charter documents of Pittsburgh
Financial attached to such certificate remain in full force and effect; and

                           (ii) a certificate signed by a duly authorized
officer of Pittsburgh Financial stating that the conditions set forth in Sections 6.2(a), (b) and (d) of this Agreement have been satisfied;

                  (d) Accruals and Reserves. Pittsburgh Financial shall have established any accruals and reserves described in Section 5.5.

         6.3 CONDITIONS TO OBLIGATIONS OF ALL PARTIES. The obligation of each party to effect the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

                  (a) No Pending or Threatened Claims. That no claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith;

                  (b) Government Approvals. The Parties hereto shall have received all applicable Government Approvals for the consummation of the transactions contemplated herein and all waiting periods incidental to such approvals or notices given shall have expired;

                  (c) Effective Registration Statement. The Registration Statement shall have become effective and no stop order or other order suspending the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority;

                  (d) Shareholder Vote. The Pittsburgh Financial Shareholders shall have approved of the transactions contemplated hereby by the applicable requisite vote; and

                  (e) NYSE Listing. The shares of First Commonwealth Common Stock that shall be issued to the stockholders of Pittsburgh Financial upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

                                    ARTICLE 7

                                   TERMINATION

         7.1 TERMINATION. This Agreement and the Plans of Merger may be terminated at any time prior to the Closing, as follows:

                  (a) By mutual consent in writing of the Parties;

                  (b) By First Commonwealth or Pittsburgh Financial:

                           (i) In the event the Closing shall not have occurred
by March 31, 2004, unless the failure of the Closing to occur shall be due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that, if First Commonwealth and FCB shall have filed any and all applications to obtain the requisite Government Approvals within sixty (60) days of the date hereof, and if the Closing shall not have occurred solely because of a delay in the approval of any such application, then First Commonwealth may, by written notice to Pittsburgh Financial, extend the date referenced in the first sentence of this Section 7.1(b) to June 30, 2004;

                           (ii) Upon denial of any Government Approval necessary
for the consummation of the Merger or the Bank Merger (or should such approval be conditioned upon a substantial deviation from the transactions contemplated); provided, however, that either First Commonwealth or Pittsburgh Financial may, upon written notice to the other, extend the term of this Agreement for only one sixty (60) day period to appeal such denial or condition(s), provided that such appeal has been made within ten (10) business days of the receipt thereof; provided, further, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such denial shall be due to the failure of that party to perform or observe the covenants and agreements of such party set forth herein; or

                           (iii) If the Pittsburgh Financial Shareholders do not
approve this Agreement and the Merger at the Pittsburgh Financial Shareholders' Meeting or any adjournment thereof.

                  (c) By First Commonwealth:

                           (i) if Pittsburgh Financial's Board of Directors
shall have (a) failed to include in the Proxy Statement its recommendation without modification or qualification that the shareholders of Pittsburgh Financial approve this Agreement and the Merger, (b) approved or recommended or entered into any agreement with respect to any other Acquisition Proposal, (c) withdrawn, modified or qualified its recommendation of this Agreement or the Merger in a manner adverse to the interests of First Commonwealth or (d) resolved to do any of the foregoing; or

                           (ii) If Pittsburgh Financial has breached any
representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of First Commonwealth set forth in Section 6.2, First Commonwealth has notified Pittsburgh Financial of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after the notice of breach.

                  (d) By Pittsburgh Financial:

                           (i) If First Commonwealth has breached any
representation, warranty or covenant contained in this Agreement, which breach would result in the nonfulfillment of one or more of the conditions to the obligations of Pittsburgh Financial set forth in Section 6.1, Pittsburgh Financial has notified First Commonwealth of the breach, and either such breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after the notice of breach; or

                           (ii) if, after it has received a Superior Proposal in
compliance with Section 5.4 and otherwise complied with all of its obligations under Section 5.4, Pittsburgh Financial's Board of Directors determines in good faith to terminate this Agreement, after concluding that such action is necessary to comply with its fiduciary duties to the shareholders of Pittsburgh Financial under applicable law.

         7.2 EFFECT OF TERMINATION. In the event that this Agreement should be terminated pursuant to Section 7.1 hereof, all further obligations of the parties under this Agreement, other than the provisions of Section 7.3, shall terminate without further liability of any party to another; provided, however, that a termination under Section 7.1 hereof shall not relieve any party of any liability for a breach of this Agreement or for any misstatement or misrepresentation made hereunder prior to such termination, or be deemed to constitute a waiver of any available remedy for any such breach, misstatement or misrepresentation.

         7.3 TERMINATION FEE.

                  (a) Upon Termination. If (i) First Commonwealth shall terminate this Agreement pursuant to clause (i) of Section 7.1(c) or (ii) Pittsburgh Financial shall terminate this Agreement pursuant to clause (ii) of
Section 7.1(d), then, in either case, Pittsburgh Financial shall pay to First Commonwealth, within five Business Days of such termination, a fee, in cash, in an amount equal to 4% of the product of the number of shares of outstanding Pittsburgh Financial Common Stock as of the date of termination times the Per Share Cash Consideration (the "Termination Fee").

                  (b) Upon Subsequent Transaction. If (i) this Agreement is terminated by either party pursuant to clause (iii) of Section 7.1(b), (ii) an Acquisition Proposal (other than by First Commonwealth) is pending at the time of the Pittsburgh Financial Shareholders' Meeting and (iii) with 12 months after the date of the Pittsburgh Financial Shareholders' Meeting, Pittsburgh Financial shall consummate an Alternative Transaction, then Pittsburgh Financial shall pay to First Commonwealth on demand an amount in cash equal to the Termination Fee; provided that no such amount shall be payable if the Termination Fee was paid under Section 7.3(a).

                                    ARTICLE 8

                                  MISCELLANEOUS

         8.1 SURVIVAL. The representations, warranties, covenants and agreements made in this Agreement or in any instrument, agreement, certificate or other document delivered pursuant to this Agreement shall not survive the Closing or any termination of this Agreement except that (i) the provisions of Sections
1.10 and 1.11 shall survive the Closing, (ii) Section 7.2 and Section 7.3 shall survive any termination of this Agreement, (iii) the provisions of this Article 8 shall survive the Closing and any termination of this Agreement; and (iv) covenants that by their terms are to be performed after the Effective Time, including, without limitation, the covenants set forth in Section 4.4, shall surviving the Closing.

         8.2 NOTICES. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by facsimile, hand delivery or reputable overnight courier. The facsimile numbers and addresses of the parties set forth below shall be used for the delivery of notices unless and until a party changes its facsimile number or address for such purposes by notice to the other parties. Each such notice or other communication shall be effective (i) if given by facsimile, when transmission of the facsimile is confirmed by the sender's facsimile machine, (ii) if given by reputable overnight courier, one business day after being delivered to the courier or (iii) if given by any other means, when actually received.

If to Pittsburgh Financial:         Pittsburgh Financial Corp.
                                    1001 Village Run Road
                                    Wexford, PA  15090
                                    Fax:    (724) 933-4533
                                    Attn:   J. Ardie "Butch" Dillen

With a copy to:                     Elias, Matz, Tiernan & Herrick L.L.P.
                                    734 15th Street, N.W.
                                    12th Floor
                                    Washington, DC  20005
                                    Fax:    (202) 347-2172
                                    Attn:   Kevin M. Houlihan

If to First Commonwealth:           First Commonwealth Financial Corporation
                                    22 North Sixth Street
                                    Indiana, PA 15701
                                    Fax:    (724) 349-6427
                                    Attn:   John. J. Dolan

With a copy to:                     Sherman & Howard L.L.C.
                                    633 Seventeenth Street, Suite 3000
                                    Denver, Colorado 80202
                                    Fax:    (303) 298-0940
                                    Attn:   Andrew L. Blair, Jr.

or to such other address as any party hereto may hereafter designate to the other parties in writing.

         8.3 JURISDICTION; VENUE. Each of the parties hereto (i) agrees that any legal action or proceeding with respect to any dispute that arises out of this Agreement or any of the transactions contemplated hereby shall be brought in the state or federal courts of appropriate subject matter jurisdiction in Pittsburgh, Pennsylvania and (ii) hereby submits itself to the exclusive personal jurisdiction of such courts. Each party waives any objection to venue in any such court.

         8.4 AMENDMENTS AND SUPPLEMENTS. At any time prior to the Closing Date, this Agreement may be amended or supplemented by a written instrument signed by First Commonwealth and Pittsburgh Financial; provided that, after the adoption of this Agreement by the shareholders of Pittsburgh Financial, without the affirmative vote of the holders of shares of Pittsburgh Financial Common Stock representing a majority of the votes that may be cast by the holders of all then outstanding shares of Pittsburgh Financial Common Stock, Pittsburgh Financial will not (i) enter into any amendment to this Agreement that would alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of shares of Pittsburgh Financial Common Stock, or (ii) waive any condition set forth in Section 6.1 or
6.3 if such waiver would materially adversely affect the holders of shares of Pittsburgh Financial Common Stock

         8.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to any choice of law or conflict of laws rule or provision that would cause the application of the domestic substantive laws of any other jurisdiction.

         8.6 ENTIRE AGREEMENT, ASSIGNABILITY, ETC. This Agreement (including the Pittsburgh Financial Disclosure Schedule) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the transactions and matters contemplated hereby, (ii) is not intended to confer any right or remedies upon any Person other than the parties hereto, the shareholders of Pittsburgh Financial, and other than with respect to the covenants and agreements set forth in Sections 4.4, 4.9, and 4.10, to be performed or satisfied following the Effective Time, and (iii) shall not be assignable by either party without the prior written consent of the other party.

         8.7 EXCLUSIVITY OF REPRESENTATIONS. Pittsburgh Financial has not and shall not be deemed to have made to First Commonwealth any representation or warranty other than as expressly made by Pittsburgh Financial in Section 3. First Commonwealth have not and shall not be deemed to have made to Pittsburgh Financial any representation or warranty other than as expressly made by First Commonwealth in Section 2.

         8.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument. The signatures of the parties on this Agreement may be delivered by facsimile and any such facsimile signature shall be deemed an original.

         8.9 PUBLICITY. Promptly following the execution of this Agreement, Pittsburgh Financial and First Commonwealth shall issue a joint press release announcing the transactions contemplated hereby, which shall be reasonably acceptable to Pittsburgh Financial and First Commonwealth. Following that release and prior to the consummation of the Merger, except as required by law or any listing agreement with a securities exchange or interdealer quotation system, neither Pittsburgh Financial nor First Commonwealth nor any Subsidiary of Pittsburgh Financial or First Commonwealth will, with respect to the transactions contemplated hereby, issue any press release or make any public statements or mail any communications or letters to their respective shareholders generally, except with the prior approval of the other party or as otherwise permitted by this Agreement. With respect to any communication believed to be required by law or any listing agreement with a securities exchange or interdealer quotation system, the party making such communication agrees to provide a copy of the text of such communication to the other party prior to its release and to afford the other party a reasonable opportunity to comment thereon.

         8.10 HEADINGS; TERMS. The section headings contained in this Agreement are for convenience only and will not affect in any way the meaning or interpretation of this Agreement. Defined terms will have the meanings specified, applicable to both singular and plural forms, for all purposes of this Agreement. All pronouns (and any variation) will be deemed to refer to the masculine, feminine or neuter, as the identity of the Person may require. The singular or plural includes the other, as the context requires or permits. The word include (and any variation) is used in an illustrative sense rather than a limiting sense. The word "day" means a calendar day, unless a Business Day is specified. All references to "Sections" are to sections of this Agreement unless indicated otherwise.

         8.11 SEVERABILITY. The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of the remaining terms and provisions hereof.

         8.12 WAIVERS. No waiver by either party of any default, misrepresentation or breach of warranty or covenant hereunder will be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence, and no waiver will be effective unless set forth in writing and signed by the party against whom such waiver is asserted.

         8.13 PAYMENT OF EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated, First Commonwealth and Pittsburgh Financial shall each pay its own fees and expenses (including, without limitation, legal fees and expenses) incurred by it in connection with the transactions contemplated hereunder.

         8.14 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring a party by virtue of the authorship of any of the provisions of this Agreement.

         8.15 REMEDIES CUMULATIVE. All remedies provided in this Agreement, by law, equity or otherwise, shall be cumulative and not alternative.

         8.16 INCORPORATION OF DISCLOSURE SCHEDULE. The Pittsburgh Financial Disclosure Schedule is incorporated herein by reference and made a part hereof. For purposes of this Agreement, any matter disclosed in any portion of the Pittsburgh Financial Disclosure Schedule shall be deemed to have been disclosed for purposes of and to be an exception to all representations and warranties of Pittsburgh Financial in this Agreement.


                            [Signature page follows.]

         IN WITNESS WHEREOF, each of the Parties hereto has duly executed and delivered this Agreement as of the date first written above.

                                  First Commonwealth Financial Corporation


                                  By: /s/ JOSEPH E. O'DELL
                                      ---------------------------------
                                  Name: Joseph E. O'Dell
                                  Title: President and Chief Executive Officer


                                  First Commonwealth Bank


                                  By: /s/ JOHNSTON A. GLASS
                                      ---------------------------------
                                  Name: Johnston A. Glass
                                  Title: President and Chief Executive Officer


                                  Pittsburgh Financial Corp.


                                  By: /s/ J. ARDIE DILLEN
                                      ---------------------------------
                                  Name: J. Ardie Dillen
                                  Title: Chairman, President and Chief
                                         Executive Officer



                                  Pittsburgh Savings Bank


                                  By: /s/ J. ARDIE DILLEN
                                      ---------------------------------
                                  Name: J. Ardie Dillen
                                  Title: Chairman, President and Chief
                                         Executive Officer

                                    EXHIBIT C

                                   DEFINITIONS

         "Acquisition Proposal" means any tender offer, agreement, understanding or other proposal of any nature pursuant to which any Person, other than First Commonwealth or a First Commonwealth Subsidiary, would directly or indirectly engage in an Alternative Transaction.

         "Affiliate" of a party means any person, partnership, corporation, association or other legal entity directly or indirectly controlling, controlled by or under common control with that party.

         "Agreement" shall have the meaning given to such term in the first paragraph.

         "Aggregate Cash Consideration" means $11,399,048.

         "Alternative Transaction" means a transaction or series of transactions in which any Person, other than First Commonwealth or a First Commonwealth Subsidiary, merges or consolidates with or into Pittsburgh Financial or BankPittsburgh, acquires substantially all of the assets of Pittsburgh Financial or BankPittsburgh, or acquires beneficial ownership (determined pursuant to Rule 13d-3 of the Exchange Act) of at least a majority of the total voting power of Pittsburgh Financial or BankPittsburgh.

         "ATM" means an automated teller machine.

         "Average Closing Price" means the average closing price of the First Commonwealth Common Stock on the NYSE for the ten trading days ending with the third trading day prior to the Closing.

         "Balance Sheet Date" shall have the meaning given to such term in
Section 3.13.

         "Bank Common Stock" shall have the meaning given to such term in
Section 3.17.

         "Bank Merger" shall have the meaning given to such term in the Recitals.

         "Bank Plan of Merger" shall have the meaning given to such term in the Recitals.

         "BankPittsburgh" shall have the meaning given to such term in the Recitals.

         "BHCA" shall have the meaning given to such term in Section 2.1.

         "Cancelled Option Holder" shall have the meaning given to such term in
Section 1.9(a)(i).

         "Cash Election Shares" shall have the meaning given to such term in
Section 1.10(a).

         "Claim" shall have the meaning given to such term in Section 4.9.

         "Closing" shall have the meaning given to such term in Section 1.12.

         "Closing Date" shall have the meaning given to such term in Section
1.12.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Continuing Employees" shall have the meaning given to such term in
Section 4.4(b).

         "Continuing Option Holder" shall have the meaning given to such term in
Section 1.9(a)(ii).

         "Costs" shall have the meaning given to such term in Section 4.9.

         "Effective Time" shall have the meaning given to such term in Section 1.3.

         "Election Deadline" shall have the meaning given to such term in
Section 1.10(b).

         "Election Form" shall have the meaning given to such term in Section 1.10(a).

         "Environmental Regulations" means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all governmental entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health, the environment, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA Affiliate" means, with respect to any entity, any entity that is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (D) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the first entity.

         "ESOP" shall have the meaning given to such term in Section 4.4(d).

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Exchange Agent" shall have the meaning given to such term in Section 1.10(a).

         "Exchange Ratio" shall be calculated by dividing (x) the Per Share Cash Consideration by (y) the Average Closing Price.

         "FCB" shall have the meaning given to such term in the Recitals.

         "First Commonwealth" shall have the meaning given to such term in the first paragraph.

         "First Commonwealth Common Stock" shall have the meaning given to such term in the Recitals.

         "First Commonwealth Filings" shall have the meaning given to such term in Section 2.6.

         "First Commonwealth Subsidiary" means any Person in which First Commonwealth, directly or indirectly, owns at least a majority of the stock or other equity interests of such Person or possess at least a majority of the total voting power of such Person.

         "FDIC" shall have the meaning given to such term in Section 2.2.

         "FRB" shall have the meaning given to such term in Section 2.1.

         "GAAP" shall mean accounting principles generally accepted in the United States, consistently applied.

         "Government Approval" means the regulatory and government approvals specified in Sections 2.5 and 3.5.

         "Hazardous Materials" means any substance the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto.

         "Holding Company Plan of Merger" shall have the meaning given to such term in the Recitals.

         "Indemnified Parties" shall have the meaning given to such term in
Section 4.9.

         "Intellectual Property Rights" shall have the meaning given to such term in Section 3.12(e).

         "IRS" shall mean the Internal Revenue Service.

         "Knowledge" means, with respect to any Person, the knowledge of such Person's officers and management personnel, after a reasonable inquiry.

         "Leased Property" shall have the meaning given to such term in Section 3.12(g).

         "Leases" shall have the meaning given to such term in Section 3.12(f).

         "Material Adverse Change" or "Material Adverse Effect" shall mean, with respect to any Person, any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, (i) materially adverse to the business, financial condition or results of operations of such Person, other than a change, effect, event, occurrence or state of facts resulting from (u) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities,
(v) any change in GAAP or regulatory accounting principles, in each case which affects banks, savings banks or their holding companies generally, (x) changes in general economic conditions or interest rates affecting savings banks and banks generally, (y) expenses incurred in connection with the transactions contemplated hereby and (z) the effects of any action or omission taken pursuant to this Agreement or with the prior consent of the other party or (ii) which materially impairs the ability of such Person to consummate the transactions contemplated hereby.

         "Material Contract" means all of the following written contracts, agreements, mortgages, security agreements, deeds of trust, guarantees or commitments to which Pittsburgh Financial or any Pittsburgh Financial Subsidiary is a party, or by which it may be bound: (a) any employment, bonus or consulting contract; (b) any contract concerning a partnership or joint venture; (c) any contract or agreement that restricts Pittsburgh Financial or any Pittsburgh Financial Subsidiary (or would restrict such First Commonwealth as the surviving corporation after the Effective Time) from competing in any line of business in any location; (d) any loan, agreement, note, capital lease agreement or other agreement evidencing or related to indebtedness of Pittsburgh Financial or any Pittsburgh Financial Subsidiary for borrowed money; (e) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement that creates any lien, claim, charge or encumbrance on or any right to purchase any asset of Pittsburgh Financial or any Pittsburgh Financial Subsidiary, or any interest therein (other than those in which BankPittsburgh is mortgagee, secured party or deed of trust beneficiary, in each case arising in the ordinary course of its business); (f) any agreement relating to business acquisitions or dispositions not yet consummated; (g) any guarantee or indemnification other than letters of credit or loan commitments issued by BankPittsburgh in the Ordinary Course of Business; (h) any contract involving the payment or receipt of more than $25,000 or having a term or requiring performance over a period of more than 90 days; or (i) any other contract that is material to Pittsburgh Financial on a consolidated basis.

         "Merger" shall have the meaning given to such term in the Recitals.

         "Multiemployer Plans" shall have the meaning given to such term in
Section 3.14(c).

         "NYSE" means the New York Stock Exchange.

         "No-Election Shares" shall have the meaning given to such term in
Section 1.10(a).

         "Option Plans" means, collectively, the Pittsburgh Financial 1996 Stock Option Plan and the Pittsburgh Financial 2000 Stock Option Plan.

         "Ordinary Course of Business" means, with respect to any Person, the ordinary course of such person's business operations, consistent with past practices.

         "PBC" shall have the meaning given to such term in Section 1.2.

         "PBCL" shall have the meaning given to such term in Section 1.1.

         "Pension Plan" shall have the meaning given to such term in Section 3.14(c).

         "Per Share Cash Consideration" shall have the meaning given to such term in Section 1.4(a)(i).

         "Person" shall mean any natural person, corporation, partnership, limited liability company, joint venture, association, business trust or any other kind of entity.

         "PDB" shall have the meaning given to such term in Section 2.2.

         "Pinnacle" shall mean Pinnacle Settlement Group, LLC, a Pennsylvania limited liability company.

         "Pittsburgh Financial" shall have the meaning given to such term in the first paragraph.

         "Pittsburgh Financial Common Stock" shall have the meaning given to such term in the Recitals.

         "Pittsburgh Financial Disclosure Schedule" shall have the meaning given to such term in the introductory paragraph of Article 3.

         "Pittsburgh Financial Filings" shall have the meaning given to such term in Section 3.8.

         "Pittsburgh Financial Option" shall have the meaning given to such term in Section 1.9(a).

         "Pittsburgh Financial Shareholders" shall mean the holders of the Pittsburgh Financial Common Stock.

         "Pittsburgh Financial Shareholders' Meeting" shall mean the special meeting of Pittsburgh Financial Shareholders to be held pursuant to Section 5.1 of this Agreement, including any adjournment or adjournments thereof.

         "Pittsburgh Financial Subsidiary" means any Person in which Pittsburgh Financial, directly or indirectly, owns at least a majority of the stock or other equity interests of such Person or possess at least a majority of the total voting power of such Person, including, without limitation, BankPittsburgh, FraMal Holdings Corporation, a Delaware corporation, Pinnacle, and Pittsburgh Home Capital Trust I, a Delaware business trust.

         "Plan" shall have the meaning given to such term in Section 3.14(c).

         "Plans of Merger" shall mean the Holding Company Plan of Merger and the Bank Plan of Merger.

         "Post-Termination Payments" shall have the meaning given to such term in Section 4.4(g).

         "Proxy Statement/Prospectus" shall mean the proxy statement to be used by Pittsburgh Financial to solicit proxies with a view to securing the approval of the Pittsburgh Financial Shareholders of this Agreement and the Plan of Merger, which shall also serve as the prospectus for the shares of First Commonwealth Common Stock to be issued to the Pittsburgh Financial Shareholders.

         "Real Property" shall have the meaning given to such term in Section 3.12(g).

         "Registration Statement" shall have the meaning given to such term in
Section 4.2.

         "Regulatory Authorities" shall mean, collectively, the Department of Justice, the FDIC, the SEC, the FRB, the PDB or any other state or federal governmental or quasi-governmental entity which has, or may hereafter have, jurisdiction over any of the transactions described in this Agreement.

         "SEC" shall mean the United States Securities and Exchange Commission.

         "Securities Act" shall mean the Securities Act of 1933, as amended.

         "SERP" shall have the meaning given to such term in Section 4.4(f).

         "Stock Election Shares" shall have the meaning given to such term in
Section 1.10(a).

         "Subsequent Determination" shall have the meaning given to such term in
Section 5.4(c).

         "Superior Proposal" means an unsolicited bona fide Acquisition Proposal that the Board of Directors of Pittsburgh Financial determines in good faith, after consultation with its financial advisors, to be reasonably likely to result in a transaction that is more favorable to Pittsburgh Financial's shareholders from a financial point of view than the transactions contemplated by this Agreement.

         "Surviving Corporation" shall have the meaning given to such term in the Recitals.

         "Termination Fee" shall have the meaning given to such term in Section 7.3(a).

         "401(k) Plan" shall have the meaning given to such term in Section 4.4(e).

                                    ANNEX II

                PITTSBURGH FINANCIAL ANNUAL AND QUARTERLY REPORTS

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: SEPTEMBER 30, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No.: 0-27522

                           PITTSBURGH FINANCIAL CORP.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

              Pennsylvania                              25-1772349
-------------------------------------   ----------------------------------------
     (State or other jurisdiction                    (I.R.S. Employer
   of incorporation or organization)               Identification Number)

          1001 Village Run Road
          Wexford, Pennsylvania                           15090
-------------------------------------   ----------------------------------------
         (Address of Principal                          (Zip Code)
           Executive Offices)

       Registrant's telephone number, including area code: (724) 933-4509

           Securities registered pursuant to Section 12(b) of the Act:

                                 NOT APPLICABLE

           Securities registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK (PAR VALUE $0.01 PER SHARE)
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate value of the 1,067,314 shares of Common Stock of the Registrant issued and outstanding, which excludes 341,385 shares held by all directors and executive officers of the Registrant as a group, was approximately $15.0 million based on the last closing sales price of a share of Common Stock of $14.06 as of March 31, 2002.

Number of shares of Common Stock outstanding as of December 13, 2002: 1,408,699

                       DOCUMENTS INCORPORATED BY REFERENCE

         List hereunder the following documents incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

(1) Portions of the definitive proxy statement for the Annual Meeting of Stockholders are incorporated into Part III.

PART I.

ITEM 1. BUSINESS

GENERAL

         Pittsburgh Financial Corp. (the "Company") is a Pennsylvania corporation and the sole stockholder of Pittsburgh Savings Bank (dba BankPittsburgh) (the "Bank"), which converted to the stock form of organization in April 1996. The business of the Company consists primarily of the business of the Bank. Pinnacle Settlement Group, LLC ("PSG") is a majority owned subsidiary of the Company. Its business relates primarily to providing title and settlement services. FraMal Holdings Corporation ("FraMal") is a wholly owned subsidiary of the Bank. At September 30, 2002, the Company had total consolidated assets of $413.7 million, total consolidated deposits of $196.2 million, and total consolidated stockholders' equity of $23.0 million.

         The Bank is a Pennsylvania-chartered stock savings bank which was founded in 1942 and has expanded its operations over the years through the acquisition of three savings institutions, one branch acquisition, and three de novo branch offices. The Bank currently conducts business from its main office in Pittsburgh, Pennsylvania and seven branch offices located in Allegheny and Butler Counties, Pennsylvania. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law. References herein to the Company refer to the consolidated operations of the Company and the Bank unless otherwise noted.

         The Company is a community oriented financial institution which has traditionally offered a variety of savings products to its retail customers. The Company has historically concentrated its lending activities on real estate loans secured by single family residential properties and construction loans on primarily residential properties. At September 30, 2002, the total loan portfolio amounted to $247.9 million or 59.9% of total consolidated assets as compared to $293.9 million at September 30, 2001. The $46.0 million or 15.7% decrease was primarily attributable to the historic level of loan principal prepayments and repayments received on residential mortgage loans. In addition, the Company is continuing its efforts to diversify its loans receivable portfolio from its previous emphasis on one-to-four family residential lending to a more broad based, full service commercial lending philosophy. It should be noted that the largest individual dollar component of its loans receivable portfolio will continue to be residential lending, as this has been a long term Company focus. For the year ended September 30, 2002, multi-family residential and commercial real estate loans increased $10.5 million or 23.6%. Commercial term loans and lines of credit increased $4.1 million or 97.1%; one-to-four family residential and residential construction loans decreased $52.6 million or 25.1%; home equity loans and lines decreased by $2.3 million or 11.0%; and consumer loans decreased by $479,000 or 20.4%.

         The Company also invests its funds in U.S. Government and agency securities, as well as mortgage-backed, municipal, equity securities and short term investments. At September 30, 2002, mortgage-backed securities were $84.1 million or 20.3% of total consolidated assets and other investment securities were $40.2 million or 9.7% of total assets, as compared to $73.3 million or 17.2% and $28.0 million or 6.6%, respectively, at September 30, 2001.

         The Company derives its income principally from interest earned on loans, securities and its other investments and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Company's primary expenses are interest expense on deposits, borrowings, and other operating expenses.

         The Bank currently exceeds all applicable minimum regulatory capital requirements. At September 30, 2002, the Bank had Tier 1 risk-based, total risk-based and Tier 1 leverage capital levels of 13.05%, 14.29% and 7.57%, respectively, as compared to the minimum requirements of 4.0%, 8.0% and 4.0%, respectively.

         The Company, as a registered bank holding company, is subject to examination and regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and the Pennsylvania Department of Banking (the "Department"), and is subject to various reporting and other requirements of the Securities and Exchange Commission ("Commission"). The Bank is also subject to examination and comprehensive regulation by the Department, which is the Bank's chartering authority, and by the FDIC, as the administrator of the SAIF. The Bank is subject to certain reserve requirements established by the Federal Reserve Board and is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks comprising the FHLB System.

LENDING ACTIVITIES

         GENERAL. At September 30, 2002, the Company's total loans receivable portfolio ("total loan portfolio") amounted to $247.9 million, or 59.9% of total assets at that date. The historic level of refinancing due to the level of interest rates and, to a lesser extent, the Company's continued efforts to diversify its loans receivable portfolio to a more broad based full service commercial banking philosophy attributed to the decrease of $50.5 million or 24.7% in residential mortgages to $153.9 million or 62.1% of the Company's total loan portfolio during the fiscal year ended September 30, 2002. During fiscal 2002, one-to-four family residential construction loans decreased by $2.0 million or 42.4% to $2.8 million; construction builder loans decreased $5.2 million or 41.0% to $7.5 million; multi-family residential and commercial real estate loans increased by $10.5 million or 23.6% to $55.0 million; home equity loans and lines, consumer loans and commercial loans increased $1.3 million or 4.9% to $28.8 million.

         Historically, the Company's lending activities have been concentrated in its primary market area of Allegheny County and Butler County, Pennsylvania and portions of the surrounding counties. The Company estimates that a substantial majority of its mortgage loans are secured by properties located in its primary market area, and that substantially all of its non-mortgage loan portfolio consists of loans made to residents and businesses located in such primary market area.

         LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of the Company's loan portfolio by type of loan at the dates indicated.

                                                                         September 30,
                                   --------------------------------------------------------------------------------------------
                                        2002               2001               2000               1999               1998
                                   ---------------    ---------------     -------------      -------------     --------------
                                   Amount       %     Amount       %      Amount     %       Amount     %      Amount      %
                                   ------      ---    ------      ---     ------    ---      ------    ---     ------     ---
                                                                     (Dollars in Thousands)
First mortgage loans:
  One-to-four family residential  $153,896    62.1%  $204,432    69.6%   $241,069   74.8%   $219,676   73.6%  $170,100   75.3%
  One-to-four family residential
    construction                     2,771     1.1      4,808     1.6       8,810    2.7      17,897    6.0      8,179    3.6
  Mortgage loans-construction
    Builder                          7,508     3.0     12,720     4.3      15,322    4.8      20,827    7.0     21,770    9.6
  Multi-family residential and
    commercial                      54,966    22.2     44,545    15.2      31,259    9.7      15,679    5.2      8,140    3.6
                                  --------   -----   --------   -----    --------  -----    --------  -----   --------  -----
                                   219,141    88.4    266,505    90.7     296,460   92.0     274,079   91.8    208,189   92.1
                                  --------   -----   --------   -----    --------  -----    --------  -----   --------  -----
Other loans:
  Commercial loans                   8,353     3.4      4,239     1.4       1,708    0.5       3,509    1.2      2,211    1.0
  Home equity loans and lines       18,549     7.5     20,839     7.1      21,508    6.7      18,556    6.2     13,372    5.9
  Consumer loans                     1,868     0.7      2,347     0.8       2,640    0.8       2,373    0.8      2,083    1.0
                                  --------   -----   --------   -----    --------  -----    --------  -----   --------  -----
                                    28,770             27,425              25,856             24,438            17,666
                                  --------           --------            --------           --------          --------
      Total loans receivable       247,911   100.0%   293,930   100.0%    322,316  100.0%    298,517  100.0%   225,855  100.0%
                                  --------   =====   --------   =====    --------  =====    --------  =====   --------  =====

  Allowance for loan losses         (3,023)            (2,644)             (2,238)            (1,957)           (1,738)
  Loans in process                  (4,496)            (6,892)            (13,222)           (18,997)          (12,227)
  Deferred loan fees                   329                451                 521                522                90
  Unamortized premium                   85                 60                  51                 --                --
                                  --------           --------            --------           --------          --------
     Loans receivable, net        $240,806           $284,905            $307,428           $278,085          $211,980
                                  ========           ========            ========           ========          ========

         CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES. The following table sets forth certain information at September 30, 2002 regarding the dollar amount of loans maturing in the Company's total loan portfolio, based on the contractual terms to maturity. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

                                                           Due 1-5 years       Due more than 5 years
                                          Due 1 year           after                 years after
                                           or less       September 30, 2002      September 30, 2002     Total
                                        -------------   --------------------   ---------------------   --------
                                                                 (In Thousands)
First mortgage loans:
  One-to-four family residential           $   176            $ 3,323                $150,397          $153,896
  One-to-four family residential
    construction                             2,771                 --                      --             2,771
  Mortgage loans-construction
    builder                                  7,508                 --                      --             7,508
  Multi-family residential and
    commercial                               3,385             13,682                  37,899            54,966

Other loans:
  Commercial loans                           7,607                746                      --             8,353
  Home equity loans and lines                3,851              3,418                  11,280            18,549
  Consumer loans                               543              1,241                      84             1,868
                                           -------            -------                --------          --------
    Total                                  $25,841            $22,410                $199,660          $247,911
                                           =======            =======                ========          ========

         The following table sets forth the dollar amount of total loans due after one year from September 30, 2002, as shown in the preceding table, which have fixed interest rates or floating or adjustable interest rates.

                                                                                Floating or
                                                              Fixed rate      adjustable-rate      Total
                                                            --------------   ------------------   --------
                                                                               (In Thousands)
First mortgage loans:
  One-to-four family residential                               $125,854            $27,866        $153,720
  One-to-four family residential construction                        --                 --              --
  Mortgage loans-construction builder                                --                 --              --
  Multi-family residential and commercial                        43,073              8,508          51,581
Other loans                                                      16,769                 --          16,769
                                                               --------            -------        --------
    Total                                                      $185,696            $36,374        $222,070
                                                               ========            =======        ========

         Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual terms because of prepayments and, in the case of conventional mortgage loans, due-on-sale clauses, which generally give the Company the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are substantially lower than rates on existing mortgage loans (due to refinancings of adjustable-rate and fixed-rate loans at lower rates). During fiscal year 2002, the Company experienced historic levels of prepayments and repayments due to the levels of interest rates. The Company received $101.1 million, $66.7 million, and $51.1 million in loan principal repayments for the fiscal years ended September 30, 2002, 2001, and 2000, respectively.

         ORIGINATION, PURCHASE AND SALE OF LOANS. The lending activities of the Company are subject to the written, non-discriminatory, underwriting standards and loan origination procedures established by the Company's Board of Directors and management. Loan originations are obtained from a variety of sources, including existing customers, builders, realtors, brokers, walk-in customers, loan officers and advertising.

         Residential and commercial loan applications originated by the Company are generally processed at the Company's lending facility in Pittsburgh. The loan applications are initially processed by loan officers and, once completed, are submitted for approval. Certain residential mortgage and consumer transactions may be approved by individual officers under limits established by the Board of Directors. Loans above these limits and all commercial loans are submitted to the Bank's Loan Committee, which is comprised of the senior management of the Bank. The Loan Committee may approve loans up to $500,000. Loans in excess of $500,000 are submitted for approval to the Bank's Executive Committee. The Board of Directors receives a report of all loans approved at its monthly meeting.

         Property appraisals on the real estate and improvements securing the Company's single-family residential loans are made by independent appraisers. Appraisals are performed in accordance with federal regulations and policies. The Company obtains title insurance policies on the majority of first mortgage real estate loans originated by it. Borrowers also must obtain hazard insurance prior to closing and, when required, flood insurance. Borrowers may be required to advance funds, with each monthly payment of principal and interest, to a loan escrow account from which the Company makes disbursements for items such as real estate taxes and mortgage insurance premiums as they become due.

         During fiscal 2002 and 2001, the Company purchased $1.6 million and $778,000 of loans qualifying under the Community Reinvestment Act ("CRA"). During fiscal 2001, the Company changed the maturity composition of its interest-bearing assets and improved liquidity levels by selling $6.2 million of its loan portfolio to decrease short-term borrowings and improve interest rate risk. During fiscal 2000 the Company sold $8.9 million of fixed rate and adjustable rate residential mortgage loans. The loan sales for fiscal 2001 and 2000 consisted of out of market loans with the sale proceeds reinvested in liquid agency securities with maturities ranging from one to five years.

         The following table shows total loan activity during the periods indicated.

                                                                                 Year Ended
                                                                                September 30,
                                                             -----------------------------------------------
                                                               2002                2001                2000
                                                             ---------           --------            --------
                                                                               (In Thousands)
Loan originations:
  First mortgage loans:
    One-to-four-family residential                           $   9,160           $  3,211             $36,912
    Construction                                                 5,048             13,314              20,196
    Multi-family residential and commercial                     29,868             19,489              16,828
                                                             ---------           --------             -------
       Total mortgage originations                              44,076             36,014              73,936
                                                             ---------           --------             -------
  Other loans:
    Commercial loans                                             4,850                 --                  --
    Home equity loans and lines                                  3,552              6,174               7,807
    Consumer loans                                                 945              1,540               2,014
                                                             ---------           --------             -------
    Total loans originated                                      53,423             43,728              83,757
                                                             ---------           --------             -------
Loans purchased                                                  1,648                778                  --
Loans and loan participations sold                                  --             (6,206)             (8,892)
Loan principal reductions                                     (101,090)           (66,686)            (51,066)
                                                             ---------           --------             -------
Net change in loan portfolio                                 $ (46,019)          $(28,386)            $23,799
                                                             =========           ========             =======

         A savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities or other qualified collateral. At September 30, 2002, the Bank's limit on loans-to-one borrower was approximately $5.1 million as compared to $5.3 million at September 30, 2001. At September 30, 2002, the Company's five largest loans or groups of loans-to-one borrower, including persons or entities related to the borrower, ranged from an aggregate of $3.4 million to $4.5 million and are secured primarily by real estate located in the Company's primary market area. All of these loans were performing in accordance with their original terms at September 30, 2002.

         ONE-TO-FOUR FAMILY RESIDENTIAL REAL ESTATE LOANS. The Company had an aggregate of $153.9 million of one- to four-family residential loans in its loan portfolio at September 30, 2002. The Company's fixed-rate loans generally have maturities ranging from 15 to 30 years and are fully amortizing with monthly payments sufficient to repay the total amount of the loan with interest by the end of the loan term. Such loans are typically originated under terms, conditions and documentation which permit them to be sold to U.S. Government sponsored agencies, such as the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), or other corporate investors. The Company's fixed-rate loans customarily include "due on sale" clauses, which give the Company the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage or the loan is not repaid.

         In addition to conventional fixed-rate loans, the Company offers residential loans which reprice once during the loan term at the end of the seventh or fifteenth year, respectively. At such time, the loan's interest rate is generally adjusted based on the index value of the FHLMC net yield on 30-year fixed-rate mortgage loans plus a margin. These loans are typically based on a 30-year amortization schedule. The amount of any interest rate increase during the repricing period is limited to 5%. At September 30, 2002, the Company held an aggregate of $43.0 million of balloon mortgages in its loan portfolio.

         The Company also originates one-to-four family residential real estate loans which provide for an interest rate that adjusts every year or are fixed for a three and five year period and adjust every three and five years, respectively, after the initial period (such adjustable-rate loans are referred to as "ARMs"). The Company's one-year ARM adjusts every year in accordance with the one year U.S. Treasury securities with a constant maturity ("CMT") index. The interest rate adjustment for the Company's three and five year ARMs after the initial fixed period is based on the three and five year CMT index, respectively. The Company's ARMs are typically based on a 30-year amortization schedule. The amount of any increase or decrease after the initial term is limited to 2% per year, with a limit on the increase of 6% and on the decrease of 2% over the life of the loan. The Company qualifies the borrowers on its loans which are fixed for three or five years based on the initial rate and qualifies its borrowers for its one-year ARM based on the fully indexed rate. The adjustable rate loans offered by the Company may generally be converted to a fixed-rate loan within five years from the start of the initial adjustment period. The Company had $27.9 million and $41.6 million of ARMs in its loan portfolio as of September 30, 2002 and 2001, respectively, which represented 11.2% and 14.2% of the Company's total loan portfolio, respectively.

         Adjustable-rate loans decrease the risks associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. The Company believes that these risks, which have not had a material adverse effect on the Company to date, are generally less than the risks associated with holding fixed-rate loans in an increasing interest rate environment.

         The Company's residential mortgage loans typically do not exceed 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, the Company can lend up to 95% of the appraised value of the property securing a one-to-four family residential loan; however, the Company generally requires private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. At September 30, 2002, the Company had an aggregate of $153.9 million of one-to four family residential loans in its portfolio.

         CONSTRUCTION LOANS. The Company originates residential construction loans to local contractors, generally with whom it has an established relationship, and to individuals who have a contract with a contractor for the construction of their residence. The Company's construction loans are secured by property located primarily in the Company's primary market area. At September 30, 2002, the Company had an aggregate of $7.5 million in construction-builder loans and $2.8 million in one-to-four family residential construction loans in its portfolio.

         The Company's construction loans to individuals generally have fixed interest rates during the construction period. Construction loans to individuals are typically made in connection with the granting of the permanent loan on the property. Such loans convert to a fully amortizing adjustable or fixed-rate loan at the end of the construction term. The Company requires that permanent financing with the Company be in place prior to closing any construction loan to an individual.

         The Company's construction loans to local contractors are made on either a pre-sold or speculative (unsold) basis. However, the Company generally limits the number of unsold homes under construction by its contractors, with the amount dependent on the reputation and financial condition of the contractor, the present exposure of the contractor, the location of the property and prior sales of homes in the development. Construction loans to contractors are typically made with a maximum loan to value ratio of 80%. The Company estimates that approximately 75% of its construction loans to contractors are on a speculative basis.

         Prior to funding a construction loan, the Company requires an appraisal of the property by an independent state-licensed and qualified appraiser. One of the Bank's loan officers generally reviews and inspects each project. Loan proceeds are disbursed after inspections of the project by the appraiser based on a percentage of completion. The Company requires monthly interest payments during the construction term. The amount of funds available for advance under the Company's construction loans usually do not include any amount from which the borrower can pay the stated interest due thereon until completion of the loan term.

         Construction lending is generally considered to involve a higher level of risk as compared to permanent one-to-four family residential lending, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on developers and contractors. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated cost (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. In addition, builder construction loans to a contractor are not pre-sold and thus pose a greater potential risk to the Company than construction loans to individuals on their personal residences. Non-accruing construction loans to builders amounted to $100,000 or 2.1% of total non-performing assets at September 30, 2002.

         The Company has attempted to minimize the foregoing risks by, among other things, limiting the extent of its construction lending as a proportion of the total loan portfolio and by limiting its construction lending to primarily residential properties. In addition, the Company has adopted underwriting guidelines which impose stringent loan-to-value, debt service and other requirements for loans which are believed to involve higher elements of credit risk, by generally limiting the geographic area in which the Company will do business to its existing market and by generally working with contractors with whom it has established relationships. It is also the Company's general policy to obtain personal guarantees from the principals of its corporate borrowers on its construction loans.

         MULTI-FAMILY RESIDENTIAL AND COMMERCIAL REAL ESTATE LOANS. The Company originates mortgage loans for the acquisition and refinancing of multi-family residential properties and properties secured by commercial real estate. The majority of the Company's commercial real estate loans are secured by office buildings and retail rental facilities, most of which are secured by property located in the Company's market area. The Company has become more active in the origination of commercial real estate lending primarily to diversify its loan receivable portfolio to a more broad based, full service commercial bank-like portfolio. Multi-family residential and commercial real estate loans increased $10.5 million or 23.6% to $55.0 million at September 30, 2002 compared to $44.5 million at September 30, 2001. There are currently 119 loans ranging from $3,000 to $3.9 million with an average balance of $462,000.

         The Company generally requires appraisals of all properties securing multi-family residential and commercial real estate loans. Appraisals are performed by an independent appraiser designated by the Company, all of which are reviewed prior to funding. The Company considers, among other things, the quality and location of the real estate, the credit of the borrower, the cash flow of the project and the quality of management involved with the property.

         The Company originates multi-family residential and commercial real estate loans with both fixed and adjustable interest rates which vary as to maturity. Loan to value ratios on the Company's multi-family residential and commercial real estate loans are generally limited to 80%. As part of the criteria for underwriting these loans, the Company's general policy is to obtain personal guarantees from the principals of its corporate borrowers.

         Multi-family residential and commercial real estate lending entails significant additional risks as compared with single-family residential property lending. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in supply and demand conditions in the market as well as regional and economic conditions generally.

         COMMERCIAL LOANS. The Company has continued to develop its commercial lending expertise. The Company offers line of credit commitments to lend on a short-term basis for working capital requirements of a borrower. Lines of credit are designed to meet seasonal working capital needs and are repaid from the liquidation of current assets. Generally, the term of a line of credit is up to one year and the outstanding balance may fluctuate between zero and the maximum amount of the line of credit at the borrower's request. The line of credit may be established as secured or unsecured. Security can be in the form of real estate (maximum loan to value of 80%) or by establishing a borrowing base for accounts receivable and inventory

(generally 75% of accounts receivable less than 90 days and 50% of raw and finished inventory). Additional lines of credit can be secured using a general security filing against all assets of the business. In this case, there is not a collateral formula established. At September 30, 2002 the Company had an aggregate of $8.4 million in commercial lines of credit.

         The Company also offers warehouse and guidance line of credits whereby a predetermined amount of credit is committed to the customer to purchase fixed assets. Each time the customer requests a draw to purchase a fixed asset that amount is established in a term loan according to predetermined conditions. The availability of the line of credit is thereby reduced by the amount of the request and does not revolve.

         OTHER LOANS. The Company also offers home equity loans and lines of credit, deposit account secured loans, auto loans and unsecured consumer loans.

         The Company's home equity loans and lines of credit are secured by the underlying equity in the borrower's home. Home equity loans generally have fixed interest rates and terms of five to 15 years. The Company's home equity loans generally require loan-to-value ratios of 80% or less after taking into consideration the first mortgage loan; however, the Company in 1995 began extending fixed rate, fixed term home equity loans up to 100% of loan-to-value. The Company prices these loans at a higher rate than those loans originated with a lower loan-to-value ratio. Home equity lines of credit generally have variable interest rates based on the prime and terms of 5 to 15 years. Home equity lines of credit generally require loan-to-value ratios of 80% or less after taking into consideration the first mortgage loan; however, the Company since 1995 has also been extending home equity lines of credit up to 100% of loan-to-value. In June 1997, the Company opened a loan center in Butler, Pennsylvania to generate and process home equity loans, home equity lines of credit and consumer loans. At September 30, 2002, the Company had $18.5 million of aggregate home equity loans and lines in its portfolio compared to $20.8 million at September 30, 2001. At September 30, 2002, the Company's portfolio had 636 home equity loans with an aggregate balance of $14.1 million ranging from $73 to $191,000 with an average balance of $22,000. Home equity lines of credit consisted of 214 loans with an aggregate balance of $4.4 million ranging from $29 to $623,000 with an average balance of $21,000.

         Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. These risks are not as prevalent in the case of the Company's consumer and other loans portfolio, however, because a high percentage of the portfolio is comprised of home equity loans and lines of credit, which are secured by real estate and underwritten in a manner such that they result in a lending risk which is substantially similar to single-family residential loans, as well as deposit account secured loans which are secured by the deposits of the borrower.

         LOAN FEE INCOME. In addition to interest earned on loans, the Company receives income from fees in connection with loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions.

         The Company charges loan origination fees which are calculated as a percentage of the amount borrowed. Loan origination and commitment fees in excess of loan origination costs are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis. Discounts and premiums on loans purchased are credited and amortized in the same manner. The Bank recognized $4,000, $2,000 and $18,000 of net deferred loan fees during fiscal 2002, 2001 and 2000, respectively, in connection with loan refinancing, payoffs and ongoing amortization of outstanding loans.

ASSET QUALITY

         When a borrower fails to make a required payment on a loan, the Company attempts to cure the deficiency by contacting the borrower and seeking the payment. Contacts are generally made 15 days after a payment is due. In most cases, deficiencies are cured promptly. If a delinquency continues, the loan and payment history are reviewed and efforts are made to collect the loan. While the Company generally prefers to work with borrowers to resolve such problems, the Company will institute foreclosure or other proceedings, as necessary, to minimize any potential loss. The Company generally initiates such proceedings when a loan becomes 90 days delinquent.

         Loans are placed on non-accrual status when they become 90 days delinquent. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. The Company will continue to accrue interest on delinquent conventional real estate loans if the loan has a loan-to-value ratio of less than 90%, active collection efforts are underway and, in the opinion of management, there is a reasonable expectation of collection of the delinquent interest. Loans may be reinstated to accrual status when, in the opinion of management, collection of the remaining balance can be reasonably expected.

         Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until sold. Such assets are held for sale and are carried at the lower of fair value minus estimated costs to sell the property or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value.

         NON-PERFORMING ASSETS. The following table sets forth the amounts and categories of the Company's non-performing assets at the dates indicated.

                                                                         September 30,
                                            ---------------------------------------------------------------------
                                                2002          2001            2000          1999          1998
                                            ------------  -------------   ------------   -----------   ----------
                                                                   (Dollars in Thousands)
Non-accruing loans:
  First mortgage loans:
    One-to-four family residential             $1,664        $1,743          $1,579         $2,002        $2,545
    Construction                                  100           100             122          1,004           400
  Other loans:
    Commercial leases                              --            --               8             66           254
    Multifamily, residential and
      commercial                                2,209           683             187             --            --
                                               ------        ------          ------         ------        ------
      Total non-accruing loans                  3,973         2,526           1,896          3,072         3,199
                                               ------        ------          ------         ------        ------

Accruing loans greater than
  90 days delinquent:
  First mortgage loans:
    One-to-four family residential                 --            --              --             --            --
  Other loans:
    Consumer and other loans                       22             5              12             --            15
                                               ------        ------          ------         ------        ------
    Total accruing loans greater
      than 90 days delinquent                      22             5              12             --            15
                                               ------        ------          ------         ------        ------
    Total non-performing loans                  3,995         2,531           1,908          3,072         3,214
                                               ------        ------          ------         ------        ------

Real estate owned                                 788           700             644          1,957         1,274
                                               ------        ------          ------         ------        ------
    Total non-performing assets                $4,783        $3,231          $2,552         $5,029        $4,488
                                               ======        ======          ======         ======        ======

    Total non-performing loans as
      a percentage of total loans                1.61%         0.86%           0.59%          1.03%         1.42%
                                               ======        ======          ======         ======        ======

    Total non-performing assets as
      a percentage of total assets               1.16%         0.76%           0.58%          1.21%         1.20%
                                               ======        ======          ======         ======        ======

         For the year ended September 30, 2002, approximately $163,000 interest income would have been recorded on loans accounted for on a non-accrual basis if such loans had been current in accordance with their original terms and had been outstanding throughout the year or since origination if held for part of the year. For the year ended September 30, 2002, no amount was included in net income for these same loans.

         For the year ended September 30, 2002, the Company's non-performing assets increased $1.6 million or 48.0% to $4.8 million from $3.2 million at September 30, 2001. The increase in total non-performing assets was primarily attributable to a $1.5 million or 223.4% increase in multi-family and commercial real estate loans, a $17,000 or 340.0% increase in consumer and other loans, and an $88,000 or 12.6% increase in foreclosed real estate, which were partially offset by a $79,000 or 4.5% decrease in one-to-four family residential mortgage loans.

         The total of six commercial loans aggregating $2.2 million had an average balance of $376,000 and ranged from $5,000 to $1.6 million. The aggregate includes one loan totaling $1.6 million that is well secured by a commercial office building in metropolitan Pittsburgh. Three of the six loans are partially guaranteed by the Small Business Administration ("SBA").

         A total of 17 one-to-four family residential loans aggregating $1.7 million had an average balance of $98,000 and ranged from $8,500 to $265,000. Non-accruing delinquent construction loans remained at $100,000 for the years ended September 30, 2002 and 2001. The Company has significantly increased its commercial originations over the past several years and does not attribute its non-performing assets to any specific weakness within the Company or in the marketplace generally.

         Real estate owned ("REO") properties increased $88,000 to $788,000. REO consists of 12 properties which range from $4,300 to $255,000. Each of these properties has been written down to its estimated net realizable value. Three of the properties were sold subsequent to September 30, 2002 at their net realizable value. Two of the properties have a sales agreement and the Company is awaiting a closing date. The remaining properties are either listed with a realtor or are in the process of being sold by the Company.

         ALLOWANCE FOR LOAN LOSSES. It is management's policy to maintain an allowance for estimated losses based on the risk of loss in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Company's loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Management classifies all delinquent assets as Special Mention, Substandard, Doubtful or Loss. A reserve level is estimated by management for each category of classified loans, with an estimated percentage applied to the delinquent loan category balance. In addition, management notes that there is an inherent risk of potential loan loss in the Company's overall, non-classified loan portfolio. This inherent risk is addressed by applying an estimated potential loss to the remaining unclassified loan portfolio. Activity for the period under analysis is also taken into account (charge offs, recoveries). While management has allocated the allowance to different loan categories, the allowance is general in nature and is available for the loan portfolio in its entirety.

         The Company designates all loans that are 90 or more days past due as non-performing. Generally, when loans are classified as non-performing, unpaid accrued interest is a reduction of interest income on loans receivable and is only recognized when cash payments are received.

         For each of the fiscal years ended September 30, 2002, 2001, and 2000, the Company recorded provisions for losses on loans of $420,000, $600,000, and $600,000, respectively. Provision for loan losses decreased $180,000 from $600,000 for fiscal year 2001 when compared to $420,000 for fiscal year 2002. Although non-performing assets increased in the commercial real estate portfolio by $1.5 million or 223.4%, these loans are secured by office buildings and retail rental facilities, most of which are secured by property located in the Company's market area.

         The following table sets forth an analysis of the Company's allowance for loan losses during the periods indicated.

                                                                             Year Ended
                                                                            September 30,
                                                ----------------------------------------------------------------------
                                                   2002           2001          2000              1999          1998
                                                ----------     ----------    ----------        ----------    ---------
                                                                       (Dollars in Thousands)
Balance at beginning of period                    $2,644         $2,238        $1,957            $1,738        $1,419
                                                  ------         ------        ------            ------        ------

Charge-offs:
  First mortgage loans:
    One-to-four family residential                   112            179           164               244           150
  Other loans:
    Commercial leases                                 --             --             7               131           126
    Consumer and other loans                          45             57           152                24            48
                                                  ------         ------        ------            ------        ------
                                                     157            236           323               399           324
                                                  ------         ------        ------            ------        ------
Recoveries:
  First mortgage loans:
    One-to-four family residential                   101             20            --                --            32
  Other loans:
    Consumer and other loans                          15             22             4                18             1
                                                  ------         ------        ------            ------        ------
Net charge-offs                                       41            194           319               381           291
                                                  ------         ------        ------            ------        ------

Provision for losses on loans                        420            600           600               600           610
                                                  ------         ------        ------            ------        ------

Balance at end of period                          $3,023         $2,644        $2,238            $1,957        $1,738
                                                  ======         ======        ======            ======        ======

Allowance for loan losses as a percent
 of total loans outstanding                         1.26%          0.93%         0.73%             0.70%         0.77%
                                                  ======         ======        ======            ======        ======

Allowance for loan losses to total non-
 performing loans                                  75.67%        104.46%       117.30%            63.70%        54.08%
                                                  ======         ======        ======            ======        ======

Ratio of net charge-offs to average
 loans outstanding                                  0.02%          0.06%         0.10%             0.16%         0.15%
                                                  ======         ======        ======            ======        ======

         The following table sets forth information concerning the allocation of the Company's allowance for loan losses by loan category at the dates indicated.

                                                                   September 30,
                         --------------------------------------------------------------------------------------------------
                                2002                2001                2000                1999                1998
                         ------------------  ------------------  ------------------  ------------------  ------------------
                                 Percent of          Percent of          Percent of          Percent of          Percent of
                                  Loans In            Loans In            Loans In            Loans In            Loans In
                                    Each                Each                Each                Each                Each
                                  Category            Category            Category            Category            Category
                                  To Total            To Total            To Total            To Total            To Total
                         Amount     Loans    Amount     Loans    Amount     Loans    Amount     Loans    Amount     Loans
                         ------  ----------  ------  ----------  ------  ----------  ------  ----------  ------  ----------
                                                                  (Dollars in Thousands)
Residential real
  estate                 $  832    63.18%    $1,141    71.17%    $1,357    77.95%    $1,265    78.72%    $1,258     86.53%
Commercial real
  estate                  1,308    25.11      1,163    19.35        625    13.77        508    12.71        286     11.74
Commercial
  loans                     757     3.45        187     1.49        104     0.56        153     1.26        168      1.05
Consumer                    126     8.26        153     7.99        152     7.72         31     7.31         26      0.68
                         ======   ======     ======   ======     ======   ======     ======   ======     ======    ======
  Total                  $3,023   100.00%    $2,644   100.00%    $2,238   100.00%    $1,957   100.00%    $1,738    100.00%

INVESTMENT ACTIVITIES

         MORTGAGE-BACKED SECURITIES. The Company invests in a portfolio of mortgage-backed securities which are insured or guaranteed by the FHLMC, the FNMA and the Government National Mortgage Association ("GNMA"). Mortgage-backed securities increase the quality of the Bank's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company. At September 30, 2002, the Company's mortgage-backed securities portfolio had a carrying value and fair value of $82.0 million and $84.1 million, respectively.

         The Company continues to work toward changing its asset mix and improving its interest rate risk position. During fiscal 2002, the Company received $28.5 million in repayments on mortgage-backed securities as well as $101.1 million in loan principal prepayments and repayments primarily as a result of the decrease in interest rates. During fiscal 2002, the Company purchased an aggregate of $41.6 million of mortgage-backed securities as compared to $32.4 million purchased during fiscal 2001. During fiscal 2002, the Company sold $3.2 million of mortgage-backed securities compared to $10.6 million sold during fiscal 2001, and $9.5 million sold during fiscal 2000.

         The following table sets forth the composition of the Company's mortgage-backed securities at the dates indicated.

                                                                 September 30,
                                                       ----------------------------------
                                                          2002        2001        2000
                                                       ----------  ----------  ----------
                                                            (Dollars in Thousands)
GNMA certificates                                       $15,434     $25,202     $40,758
FNMA certificates                                        30,040      20,850      11,261
FHLMC certificates                                       18,249      13,620       5,286
Collateralized mortgage obligations                      17,307      11,475       4,515
                                                        -------     -------     -------
                                                         81,030      71,147      61,820

Unamortized premiums                                        983         799         452
Unearned discounts                                           20          37         (95)
                                                        -------     -------     -------
                                                         81,993      71,909      62,177
FASB 115 adjustment                                       2,074       1,375      (1,896)
                                                        -------     -------     -------
                                                        $84,067     $73,284     $60,281
                                                        =======     =======     =======
Weighted average interest rate                             5.16%       5.62%       6.20%
                                                        =======     =======     =======

         The following table sets forth the activity in the Company's mortgage-backed securities portfolio during the periods indicated.

                                                                     At or For the Year Ended
                                                                           September 30,
                                                                     ------------------------
                                                                        2002         2001
                                                                     ----------   -----------
                                                                          (In Thousands)
Mortgage-backed securities at beginning of period                     $ 73,284     $ 60,281
Purchases                                                               41,588       32,386
Sales                                                                   (3,219)     (10,598)
Repayments                                                             (28,486)     (11,855)
Accretion and amortization, net                                            201         (201)
Gain (loss) on mortgage-backed securities                                  699        3,271
                                                                      --------     --------
Mortgage-backed securities at end of period                           $ 84,067     $ 73,284
                                                                      ========     ========

         In recent years, the Company's investment decisions have been directed, in part, at increasing the interest-rate sensitivity of its assets. Accordingly, the Company has emphasized investing in adjustable-rate mortgage-backed securities and short-term, fixed-rate investments. Previously, the Company had invested significantly in fixed-rate mortgage-backed securities. At September 30, 2002, $17.6 million or 20.9% of the Company's portfolio of mortgage-backed securities were secured by ARMs.

         The following table sets forth the amount of the Company's mortgage-backed securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at September 30, 2002.

                                                    Contractually Maturing
                            -------------------------------------------------------------------------
                                     Weighted          Weighted           Weighted           Weighted
                             Under   Average    1-5    Average   5-10     Average   Over 10   Average
                            1 Year    Yield    Years    Yield    Years     Yield     Years     Yield
                            ------   --------  -----   --------  -----    --------  -------  --------
                                                    (Dollars in Thousands)
GNMA certificates           $  --       --%    $   --     --%     $  361    6.50%   $15,073    6.49%
FNMA certificates             106     5.64         --     --       2,023    6.26     27,911    5.01
FHLMC certificates             --       --      2,940   3.41          --      --     15,309    5.18
Collateralized
 mortgage obligations          --       --      1,727   5.00       1,000    3.83     14,580    4.30
                            -----    -----     ------   ----      ------    ----    -------    ----
                            $ 106     5.64%    $4,667   4.00%     $3,384    5.56%   $72,873    5.21%
                            =====    =====     ======   ====      ======    ====    =======    ====

Due to prepayments and repayments of the underlying loans, the actual maturities of the securities are expected to be substantially less than the scheduled maturities.

         OTHER INVESTMENT SECURITIES. The investment policy of the Company, as established by the Board of Directors, is designed primarily to provide and maintain liquidity and to generate a favorable return on investments without incurring undue interest rate risk, credit risk, and investment portfolio asset concentrations. The Company's investment policy is currently implemented by the Bank's Executive Vice President and Chief Financial Officer and is overseen by the Asset/Liability Management Committee of the Board of Directors. The Bank's Executive Vice President and Chief Financial Officer is authorized to invest in various types of securities, and in recent years, the emphasis has been on U.S. Treasury and agency obligations, municipal securities and corporate debt securities. There are no aggregate limits on the investment portfolio, however, there are certain limits on specific product types (e.g., no limit on U.S. Government and agency obligations; municipal securities are limited to 10% of the Bank's capital). The Company's investment portfolio increased $23.0 million or 22.7% between September 30, 2001 and September 30, 2002. The Company purchased an aggregate of $10.3 million of mutual funds, $3.1 million of municipal bonds, and $3.0 million of U.S. Government and agencies. The Company's investment portfolio increased $2.1 million or 2.1% between September 30, 2000 and September 30, 2001.

         The following table sets forth certain information relating to the Company's investment portfolio at the dates indicated.

                                                          September 30,
                                                  ---------------------------
                                                    2002     2001      2000
                                                  -------   -------   -------
                                                       (In Thousands)
U.S. Government and agency obligations            $14,036   $13,499   $25,701
Adjustable rate mortgage funds                     10,273        --        --
Trust preferred securities                         10,881    10,271    13,194
                                                  -------   -------   -------
                                                  $35,190   $23,770   $38,895
                                                  =======   =======   =======

         The following table sets forth the amount of the Company's investment securities which mature during each of the periods indicated and the weighted average yields for each range of maturities at September 30, 2002.

                                                            Contractually Maturing
                         ---------------------------------------------------------------------------------------------------
                                       Weighted                 Weighted                 Weighted                   Weighted
                         Under 1        Average        1-5       Average       5-10       Average      Over 10       Average
                          Year          Yield         Years       Yield       Years        Yield        years         Yield
                         -------       --------      -------    --------     -------     --------      -------      --------
                                                               (Dollars in Thousands)
U.S. Government
  and agency
  obligations            $4,000         6.26%        $6,050       6.05%        $955        4.99%       $ 2,615        5.20%
Trust preferred
  securities                 --           --             --         --           --          --        $16,002        7.99%

The actual maturity of the Company's investment securities may differ from contractual maturity since certain of the Company's investment securities are subject to call provisions which allow the issuer to accelerate the maturity date of the security.

SOURCES OF FUNDS

         GENERAL. Deposits are the primary source of the Company's funds for lending and other investment purposes. In addition to deposits, the Company derives funds from loan and mortgage-backed security principal repayments and prepayments and advances from the FHLB of Pittsburgh. Loan and mortgage-backed security repayments are generally a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. During fiscal year 2002, loan repayments and prepayments increased significantly as a result of the level of refinancings and decrease in interest rates. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes.

         DEPOSITS. The Company's deposit products include a broad selection of deposit instruments, including checking accounts, business checking accounts, money market accounts, regular savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit and the interest rate.

         The Company's deposits are obtained primarily from residents of Allegheny County and Butler County, Pennsylvania. The Company also utilizes wholesale certificates and also participates in various competitive bidding processes for government entity deposits. The Company attracts deposit accounts by offering a wide variety of accounts, competitive interest rates, and convenient office locations and service hours. The Company utilizes traditional marketing methods to attract new customers and savings deposits, including print media advertising and direct mailings. The Company believes that an insignificant number of deposit accounts were held by non-residents of Pennsylvania at September 30, 2002.

         Deposits decreased $16.8 million or 7.9% primarily as a result of a $6.1 million decrease in retail deposits and a $10.7 million decrease in wholesale certificates of deposit. The decrease in retail deposits is primarily the result of short term certificates of deposit that matured during the period that the Company chose not to reprice aggressively due to the current interest rate environment. At September 30, 2002, the Company had $8.4 million in wholesale deposits, and had procured certificates of deposit with the following government entities: $1.0 million with the County of Allegheny, $1.0 million with the School District of Pittsburgh, and $700,000 with the Commonwealth of Pennsylvania. Although market demand generally dictates deposit maturities and rates, the Company intends to continue to promote longer term deposits to the extent possible and consistent with its asset and liability management goals. See "Item 2. Properties" for amount of deposits for each of the Bank's branches. Subsequent to September 30, 2002, the Company sold its Bethel Park and Mt. Oliver offices in two separate transactions. Total deposits sold in these transactions were approximately $16.4 million. The transactions resulted in a net pre-tax gain of approximately $465,000.

         The following table sets forth the dollar amount of deposits in the various types of deposit programs offered by the Company at the dates indicated.

                                                            September 30,
                            -----------------------------------------------------------------------------
                                      2002                       2001                      2000
                            ------------------------   ------------------------   -----------------------
                              Amount      Percentage    Amount     Percentage      Amount     Percentage
                            --------      ----------   --------    ----------    ---------    ----------
                                                     (Dollars in Thousands)
Passbook accounts           $ 28,657        14.6%      $ 25,436       11.9%       $ 26,099        12.7%
Money market                  18,168         9.3         16,067        7.5           8,791         4.3
Interest checking             14,800         7.5         15,611        7.3          14,338         7.0
Noninterest checking          12,327         6.3          8,465        4.0           7,026         3.4
Certificates of deposit      122,270        62.3        147,432       69.2         149,426        72.6
                            --------       -----       --------      -----        --------       -----
Total deposits              $196,222       100.0%      $213,011      100.0%       $205,680       100.0%
                            ========       =====       ========      =====        ========       =====

         The following table presents the average balance of each deposit type and the average rate paid on each deposit type for the periods indicated.

                                                               September 30,
                                -------------------------------------------------------------------------
                                         2002                      2001                      2000
                                -----------------------    ---------------------    ---------------------
                                                Average                 Average                  Average
                                 Average         Rate       Average       Rate       Average      Rate
                                 Balance         Paid       Balance       Paid       Balance      Paid
                                --------       --------    ---------    --------    --------    ---------
                                                             (Dollars in Thousands)
Passbook accounts               $ 27,232         1.87%     $ 25,568       2.29%     $ 27,214      2.44%
Money market                      18,116         1.91        11,507       4.13         7,949      3.88
Interest checking                 14,662         1.28        15,127       1.26        13,566      1.40
Noninterest checking               9,123           --         7,138         --         5,416        --
Certificates of deposit          128,285         5.05       145,315       6.21       125,197      5.71
                                --------         ----      --------       ----      --------      ----
  Total deposits                $197,418         3.81%     $204,655       5.02%     $179,342      4.64%
                                ========         ====      ========       ====      ========      ====

         The following table sets forth the savings activities of the Company during the periods indicated.

                                                                       Year Ended September 30,
                                                        ------------------------------------------------------
                                                            2002                2001                  2000
                                                        -------------       -------------        -------------
                                                                            (In Thousands)
(Decrease)/increase before interest
  credited                                                $(22,876)            $ (921)              $29,957
Interest credited                                            6,088              8,252                 6,260
                                                          --------             ------               -------
Net (decrease)/increase in deposits                       $(16,788)            $7,331               $36,217
                                                          ========             ======               =======

         The following table shows the interest rate and maturity information for the Company's certificates of deposit at September 30, 2002.

                                                      Maturity Date
                          ----------------------------------------------------------------------
                            One Year       Over           Over           Over
                            or Less      1-2 Years      2-3 Years       3 Years         Total
                          -----------   -----------     ----------     ----------     ----------
                                                      (In Thousands)
0.00  -  2.00%               $ 3,566      $    --         $   --        $    --        $  3,566
2.01  -  4.00%                29,719       18,072          2,881             68          50,740
4.01  -  6.00%                 6,369        5,145          4,433         26,958          42,905
6.01  -  8.00%                18,998        3,551          1,166          1,332          25,047
8.01  -  10.00%                   12           --             --             --              12
                             -------      -------          ------       -------        --------
  Total                      $58,664      $26,768          $8,480       $28,358        $122,270
                             =======      =======          ======       =======        ========

         The following table sets forth the maturities of the Company's certificates of deposit having principal amounts of $100,000 or more at September 30, 2002.

Certificates of deposit maturing
        in quarter ending:
--------------------------------                            --------------
                                                            (In Thousands)
December 31, 2002                                               $ 4,409
March 31, 2003                                                    2,470
June 30, 2003                                                     2,813
September 30, 2003                                                1,436
After September 30, 2003                                         19,669
                                                                -------
Total certificates of deposit with
  balances of $100,000 or more                                  $30,797
                                                                =======

         BORROWINGS. The Company may obtain advances from the FHLB of Pittsburgh upon the security of the common stock it owns in that bank and certain of its residential mortgage loans, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Such advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending. At September 30, 2002, the Company had $161.9 million of advances from the FHLB of Pittsburgh.

         The following table sets forth information with respect to the Company's FHLB advances during the periods indicated.

                                                      At or For the Year Ended September 30,
                                             ------------------------------------------------------
                                                  2002                 2001                2000
                                             -------------        -------------       -------------
                                                             (Dollars in Thousands)
Maximum balance                                 $161,888             $178,717            $203,767
Average balance                                  158,588              162,226             212,861
Year end balance                                 161,888              156,316             176,217
Weighted average interest rate:
  At end of year                                    5.97%                6.12%               6.36%
  During the year                                   6.12%                6.32%               6.14%

COMPETITION

         The Company faces significant competition for real estate loans, principally from mortgage banking companies, other savings institutions, commercial banks and credit unions. Factors which affect competition generally include the general and local economic conditions, current interest rate levels and volatility in the mortgage markets. The Company also faces significant competition in attracting deposits. Its most direct competition for deposits has historically come from commercial banks and other savings institutions located in its market area. The Company faces additional significant competition for investors' funds from other financial intermediaries. The Company competes for deposits principally by offering depositors a variety of deposit programs, convenient branch locations, hours and other services. The Company does not rely upon any individual group or entity for a material portion of its deposits.

         Federal legislation in recent years has eliminated many of the distinctions between commercial banks and savings institutions and holding companies and allowed bank holding companies to acquire savings institutions. Such legislation has generally resulted in an increase in the competition encountered by savings institutions and has resulted in a decrease in both the number of savings institutions and the aggregate size of the savings industry.

SUBSIDIARIES

         As of September 30, 2002, the Bank was the Company's only bank subsidiary. See "Item 1. Business-General."

         The Company's other wholly owned subsidiary, Pittsburgh Home Capital Trust I (the "Trust") is a Delaware business trust formed in December 1997 to issue $11.5 million of 8.56% Cumulative Trust Preferred Securities. These securities represent undivided beneficial interests in Pittsburgh Home Capital Trust I. The Trust purchased junior subordinated deferrable interest debentures which were issued by the Company. See Note 8 to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

         The Company's majority owned subsidiary, PSG, a Pennsylvania limited liability company, was formed in April 2002 for the purpose of engaging in the title insurance business, settlement and escrow business, and related or ancillary activities. The Company has an 80% equity interest and an 84% voting interest in PSG. An unrelated limited liability company and two individuals have the remaining minority interest.

         FraMal is a wholly owned subsidiary of the Bank, incorporated in Delaware, in November 2001 for the purpose of warehousing various assets.

EMPLOYEES

         The Company had 74 full-time employees and 6 part-time employees as of September 30, 2002.

REGULATION

         The Bank is a Pennsylvania-chartered stock savings bank subject to extensive regulation and supervision by the Department and by the FDIC, as the administrator of the SAIF.

         The federal banking laws contain numerous provisions affecting various aspects of the business and operations of savings institutions and bank holding companies. The following description of statutory and regulatory provisions and proposals, which is not intended to be a complete description of these provisions or their effects on the Company or the Bank, is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

         RECENT LEGISLATION. On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002, which generally establishes a comprehensive framework to modernize and reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors. Certain of the new legislation's more significant reforms are noted below.

   - The new legislation creates a public company accounting oversight board which is empowered to set auditing, quality control and ethics standards, to inspect registered public accounting firms, to conduct investigations and to take disciplinary actions, subject to SEC oversight and review. The new board will be funded by mandatory fees paid by all public companies. The new legislation also improves the Financial Accounting Standards Board, giving it full financial independence from the accounting industry.

   - The new legislation strengthens auditor independence from corporate management by, among other things, limiting the scope of consulting services that auditors can offer their public company audit clients.

   - The new legislation heightens the responsibility of public company directors and senior managers for the quality of the financial reporting and disclosure made by their companies. Among other things, the new legislation provides for a strong public company audit committee that will be directly responsible for the appointment, compensation and oversight of the work of the public company auditors.

   - The new legislation imposes a range of new corporate disclosure requirements. Among other things, the new legislation requires public companies to report all off-balance-sheet transactions and conflicts, as well as to present any pro forma disclosures in a way that is not misleading and in accordance with requirements to be established by the SEC. The new legislation also accelerated the required reporting of insider transactions, which now generally must be reported by the end of the second business day following a covered transaction; requires that annual reports filed with the SEC include a statement by management asserting that it is responsible for creating and maintaining adequate internal controls and assessing the effectiveness of those controls; and requires companies to disclose whether or not they have adopted an ethics code for senior financial officers, and, if not, why not, and whether the audit committee includes at least one "financial expert," a term which is to be defined by the SEC in accordance with specified requirements. The new legislation also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

   - The new legislation contains a number of provisions to deter wrongdoing. CEOs and CFOs will have to certify that company financial statements fairly present the company's financial condition. If a misleading financial statement later resulted in a restatement, the CEO and CFO must forfeit and return to the company any bonus, stock or stock option compensation received in the twelve months following the misleading financial report. The new legislation also prohibits any company officer or director from attempting to mislead or coerce an auditor. Among other reforms, the new legislation empowers the SEC to bar certain persons from serving as officers or directors of a public company; prohibits insider trades during pension fund "blackout periods;" directs the SEC to adopt rules requiring attorneys to report securities law violations; and requires that civil penalties imposed by the SEC go into a disgorgement fund to benefit harmed investors.

   - The new legislation contains provisions which generally seek to limit and expose to public view possible conflicts of interest affecting securities analysts.

   - Finally, the new legislation imposes a range of new criminal penalties for fraud and other wrongful acts, as well as extends the period during which certain types of lawsuits can be brought against a company or its insiders.

         On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act which, among other things, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 prompt corrective action provisions, is well managed and has at least a satisfactory rating under the CRA by filing a declaration that the bank holding company wishes to become a financial holding company. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

         The Gramm-Leach-Bliley Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

THE COMPANY

         GENERAL. The Company is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA") and is subject to regulation and supervision by the Federal Reserve Board and the Department. The Company is required to file annually a report of its operations with, and is subject to examination by, the Federal Reserve Board and the Department. In December 2001, the Company filed a declaration to become a financial holding company which became effective December 20, 2001.

         BHCA ACTIVITIES AND OTHER LIMITATIONS. The BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, without prior approval of the Federal Reserve Board. The BHCA also generally prohibits a bank holding company from acquiring any bank located outside of the state in which the existing bank subsidiaries of the bank holding company are located unless specifically authorized by applicable state law. No approval under the BHCA is required, however, for a bank holding company already owning or controlling 50% of the voting shares of a bank to acquire additional shares of such bank.

         The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the

BHCA, the Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto.

         The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. The Federal Reserve Board also has determined that certain other activities, including real estate brokerage and syndication, land development, property management and underwriting of life insurance not related to credit transactions, are not closely related to banking and a proper incident thereto.

         LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. Transactions between savings institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings institution is any company or entity which controls, is controlled by or is under common control with the savings institution. In a holding company context, the parent holding company of a savings institution (such as the Company) and any companies which are controlled by such parent holding company are affiliates of the savings institution. Generally, Section 23A limits the extent to which the savings institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. Section 23B also applies to "covered transactions" as well as certain other transactions between a savings institution and an affiliate. Section 23B requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate.

         In addition, Sections 22(h) and (g) of the Federal Reserve Act places restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a savings institution, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the savings institution's loans to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the institution and (ii) does not give preference to any director, executive officer or principal stockholder, or certain affiliated interests of either, over other employees of the savings institution. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a savings institution to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

         CAPITAL REQUIREMENTS. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The Federal Reserve Board capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets, with at least one-half of that amount consisting of Tier I or core capital and up to one-half of that amount consisting of Tier II or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill and, with certain exceptions, intangibles. Tier II capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for the bulk of assets which are typically held by a bank holding company, including multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Single-family residential first mortgage loans which are not past-due (90 days or more) or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

         In March 1999, the federal banking agencies amended their risk-based and leverage capital standards to make uniform their regulations. In particular, the agencies made risk-based capital treatments for construction loans on presold residential properties, real estate loans secured by junior liens on 1-to 4-family residential properties, and investments in mutual funds consistent among the agencies, and simplified and made uniform the agencies' Tier I leverage capital standards. The most highly-rated institutions must maintain a minimum Tier I leverage ratio of 3.0 percent, with all other institutions required to maintain a minimum leverage ratio of 4.0 percent. The Federal Reserve Board regulations now state that higher-than-minimum capital levels may be required if warranted, and that institutions should maintain capital levels consistent with their risk exposures.

         At September 30, 2002, the Company was in compliance with the above-described Federal Reserve Board regulatory capital requirements.

         FINANCIAL SUPPORT OF AFFILIATED INSTITUTIONS. Under Federal Reserve Board policy, the Company will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances when it might not do so absent such policy. The legality and precise scope of this policy is unclear, however, in light of judicial precedent.

         PAYMENT OF DIVIDENDS. It is the current policy of the Board of Directors of the Bank to pay regular dividends quarterly on its outstanding common stock, solely owned by the Company. The dividend may be increased or decreased from time to time at the discretion of the Board of Directors and is dependent primarily upon the net earnings, financial condition, capital requirements, and regulatory restrictions of the Bank. It is the intention of the Bank to continue to pay dividends to the Company in amounts sufficient to fund the regular quarterly dividend payment to the Company's stockholders. No dividends shall be paid if the Bank's capital to assets ratio falls below 4%.

THE BANK

         GENERAL. The Bank is incorporated under the Banking Code, is subject to extensive regulation and examination by the Department and by the FDIC, and, is subject to certain requirements established by the Federal Reserve Board. The federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. There are periodic examinations by the Department and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department, the FDIC or the Congress could have a material adverse impact on the Company, the Bank and their operations.

         FDIC INSURANCE PREMIUMS. The deposits of the Bank are insured by the SAIF, which is administered by the FDIC. Under current FDIC regulations, SAIF-insured institutions are assigned to one of three capital groups which are based solely on the level of an institution's capital. SAIF assessment rates are then tied to the level of an institution's supervisory concern based on risk classifications derived from the capital groups. Rates for the third quarter of 2002 ranged from zero for well capitalized, healthy institutions, such as the Bank, to 27 basis points for undercapitalized institutions with substantial supervisory concerns.

         In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, a mixed-ownership government corporation established to recapitalize the predecessor to the SAIF. The assessment rate for the third quarter of 2002 was .0172% of insured deposits and is adjusted quarterly. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

         Under the Federal Deposit Insurance Act ("FDIA"), insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or written agreement entered into with the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance. At September 30, 2002, the Bank's regulatory capital exceeded all of its capital requirements.

         CAPITAL REQUIREMENTS. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks which, like the Bank, will not be members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Federal Reserve Board regarding bank holding companies, as described above.

         As discussed under "Regulation - The Company - BHCA Activities and Other Limitations - Capital Requirements," in March 1999, the federal banking agencies amended their risk-based and leverage capital standards to make uniform their regulations. The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for strong banking institutions rated composite 1 under the Uniform Financial Institutions Rating System, with a minimum 4.0% Tier I leverage capital requirement for all other state-chartered, non-member banks. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights.

         The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital (which is defined as Tier I capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are equivalent to those discussed above under the 4% leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At September 30, 2002, the Bank met each of its capital requirements.

         In August 1995, the FDIC, along with the other federal banking agencies, adopted a regulation providing that the agencies will take account of the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. According to the agencies, applicable considerations include the quality of the bank's interest rate risk management process, the overall financial condition of the bank and the level of other risks at the bank for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital. The agencies also have issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy. The agencies have determined not to proceed with a previously issued proposal to develop a supervisory framework for measuring interest rate risk and an explicit capital component for interest rate risk.

         The Bank is also subject to more stringent Department capital guidelines. Although not adopted in regulation form, the Department utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC. At September 30, 2002, the Bank exceeded the Department's capital guidelines.

         ACTIVITIES AND INVESTMENTS OF INSURED STATE-CHARTERED BANKS. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank directly or indirectly engaged in any activity that is not permitted for a national bank or not otherwise authorized by the FDIC must cease the impermissible activity.

         PENNSYLVANIA SAVINGS BANK LAW. The Banking Code contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees and members, as well as corporate powers, savings and investment operations and other aspects of the Bank and its affairs. The Banking Code delegates extensive rulemaking power and administrative discretion to the Department so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

         One of the purposes of the Banking Code is to provide savings banks with the opportunity to be competitive with each other and with other financial institutions existing under other Pennsylvania laws and other state, federal and foreign laws. A Pennsylvania savings bank may locate or change the location of its principal place of business and establish an office anywhere in the Commonwealth, with the prior approval of the Department.

         The Department generally examines each savings bank not less frequently than once every two years. Although the Department may accept the examinations and reports of the FDIC in lieu of the Department's examination, the present practice is for the Department to conduct individual examinations. The Department may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any trustee, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Department has ordered the activity to be terminated, to show cause at a hearing before the Department why such person should not be removed.

         REGULATORY ENFORCEMENT AUTHORITY. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

REGULATORY AGREEMENTS

         As previously reported, during fiscal 2000, the Bank entered into a Memorandum of Understanding ("MOU") with the Department and the FDIC. The Company also entered into a MOU with the Federal Reserve Bank of Cleveland ("FRB"). Based on a joint examination of the Bank, the Department and the FDIC rescinded the MOU on June 23, 2001. On October 1, 2001, the FRB notified the Company that based on its latest examination of the Company the MOU has been terminated effective as of September 5, 2001.

FEDERAL AND STATE TAXATION

         GENERAL. The Company and the Bank are subject to the corporate tax provisions of the Code, as well as certain additional provisions of the Code which apply to thrift and other types of financial institutions. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Company and the Bank.

         METHOD OF ACCOUNTING. The Bank maintains its books and records for federal income tax purposes using the accrual method of accounting. The accrual method of accounting generally requires that items of income be recognized when all events have occurred that establish the right to receive the income and the amount of income can be determined with reasonable accuracy, and that items of expense be deducted at the later of (i) the time when all events have occurred that establish the liability to pay the expense and the amount of such liability can be determined with reasonable accuracy or (ii) the time when economic performance with respect to the item of expense has occurred.

         BAD DEBT RESERVES. Prior to the enactment, on August 20, 1996, of the Small Business Job Protection Act of 1996 (the "Small Business Act"), for federal income tax purposes, thrift institutions such as the Bank, which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish tax reserves for bad debts and to make annual additions thereto, which additions could, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, could be computed using an amount based on a six-year moving average of the Bank's actual loss experience (the "Experience Method"), or a percentage equal to 8.0% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve.

         Under the Small Business Act, the PTI Method was repealed and the Bank is required to use the Experience Method of computing additions to its bad debt reserve for taxable years beginning with the Bank's taxable year beginning October 1, 1996. In addition, the Bank is required to recapture (i.e., take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning October 1, 1996, the excess of the balance of its bad debt reserves (other than the supplemental reserve) as of September 30, 1996 over (a) the greater of the balance of such reserves as of September 30, 1987 or (b) an amount that would have been the balance of such reserves as of September 30, 1996 had the Bank always computed the additions to its reserves using the Experience Method.

         At September 30, 2002, the federal income tax reserves of the Bank included $3.17 million of federal income tax bad debt reserves, of this amount, $2.89 million and $135,750 are attributable to pre-1987 and post-1987 bad debt reserves, respectively. The Bank will recapture into income approximately $24,000 per year over the six year period which was set to begin October 1, 1996, however, the Bank was eligible to suspend until 1998 the recapture under the residential loan exemption.

         DISTRIBUTIONS. If the Bank were to distribute cash or property to its sole stockholder, and the distribution was treated as being from its pre-1987 bad debt reserves, the distribution would cause the Bank to have additional taxable income. A distribution is deemed to have been made from pre-1987 bad debt reserves to the extent that (a) the reserves exceed the amount that would have been accumulated on the basis of actual loss experience, and (b) the distribution is a "non-qualified distribution." A distribution with respect to stock is a non-qualified distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution, together with all other such distributions during the taxable year, it exceeds the institution's current and post-1951 accumulated earnings and profits. The amount of additional taxable income created by a non-qualified distribution is an amount that when reduced by the tax attributable to it is equal to the amount of the distribution.

         MINIMUM TAX. The Code imposes an alternative minimum tax at a rate of 20%. The alternative minimum tax generally applies to a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI") and is payable to the extent such AMTI is in excess of an exemption amount. The Code provides that an item of tax preference is the excess of the bad debt deduction allowable for a taxable year pursuant to the percentage of taxable income method over the amount allowable under the experience method. Other items of tax preference that constitute AMTI include (a) tax-exempt interest on newly issued (generally, issued on or after August 8, 1986) private activity bonds other than certain qualified bonds and (b) 75% of the excess (if any) of (i) adjusted current earnings as defined in the Code, over (ii) AMTI (determined without regard to this preference and prior to reduction by net operating losses).

         NET OPERATING LOSS CARRYOVERS. A financial institution may carry back net operating losses ("NOLs") to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 5, 1997. At September 30, 2002, the Bank had no NOL carryforwards for federal income tax purposes.

         AUDIT BY IRS. The Bank's federal income tax returns for taxable years through September 30, 1999 have been closed for the purpose of examination by the Internal Revenue Service.

         STATE TAXATION. The Company is subject to the Pennsylvania Corporate Net Income Tax and Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2002 is 9.99% and is imposed on the Company's unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock Tax is a property tax imposed at the rate of approximately 1.3% of a corporation's capital stock value, which is determined in accordance with a fixed formula based upon average net income and net worth.

         The Bank is taxed under the Pennsylvania Mutual Thrift Institutions Tax Act (the "MTIT"), as amended to include thrift institutions having capital gain stock, pursuant to the MTIT, the Bank's tax rate is 11.5%. The MTIT exempts the Bank from all other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The MTIT is a tax upon net earnings, determined in accordance with GAAP with certain adjustments. The MTIT, in computing GAAP income, allows for the deduction of interest earned on state and federal securities, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of the Bank. Net operating losses, if any, thereafter can be carried forward three years for MTIT purposes.

ITEM 2.   PROPERTIES

         The following table sets forth certain information with respect to the Bank's offices at September 30, 2002.

                                                                       Net Book              Amount of
                                                                       Value of             Deposits at
Description/Address                            Leased/Owned            Property          September 30, 2002
-------------------                           ---------------       --------------      --------------------
                                                                     (In Thousands)
Administrative Office:

1001 Village Run Road                             Leased(1)               $  594              $    5,359
Wexford, Pennsylvania 15090

Lending Office:

225 Ross Street, 6th Floor                        Leased(2)                  128                      --
Pittsburgh, Pennsylvania  15219

Branch Offices:

441 Smithfield Street                             Leased(3)                  359                  37,913(3)
Pittsburgh, Pennsylvania 15222

125 Brownsville Road                              Owned(4)                    20                  12,284
Pittsburgh, Pennsylvania  15210

4900 Liberty Avenue                               Owned(5)                 1,671                  31,972
Pittsburgh, Pennsylvania  15224

100 North Main Street                             Owned(6)                   439                  61,536
Butler, Pennsylvania  16001

799 Castle Shannon Boulevard                      Leased(7)                   --                  12,023
Pittsburgh, Pennsylvania  15234

2905 West Liberty Avenue                          Owned                      456                  15,550
Pittsburgh, Pennsylvania  15216

5001 Library Road                                 Leased(8)                    4                   7,626
Bethel Park, Pennsylvania 15102

550 Marketplace Drive                             Owned(9)                   668                  11,959
Oakdale, Pennsylvania 15071                                               ------                --------
                                                                          $4,339                $196,222
                                                                          ======                ========

                                                   (Footnotes on following page)

------------------

(1) The administrative offices relocated to this facility in August 2000. This property is subject to a lease which expires on August 31, 2015 and has two five year renewal options. The Bank also opened a branch office in the same building on August 14, 2000.

(2) This property is subject to a lease which expires on April 1, 2005 and has two five year renewal options.

(3) This branch office relocated August 7, 2000. This property is subject to a lease which expires on August 31, 2010 and has two five year renewal options. Includes $11.1 million in wholesale certificates.

(4) The Bank sold this branch office to the First National Bank of Pennsylvania on December 13, 2002.

(5)      This branch office relocated to this new facility on February 22, 2000.

(6) On June 1, 1997, the Bank opened a loan center in the same building as the branch office to generate home equity loans, home equity lines of credit and consumer lending.

(7) This branch office opened on October 16, 1995. This property is subject to a lease which expires on October 16, 2005.

(8) This branch office opened on October 15, 1997. This property was subject to a lease which expired on October 19, 2002. The Bank sold this branch office to Brentwood Bank on November 1, 2002.

(9)      This branch office opened on March 15, 1999.

ITEM 3. LEGAL PROCEEDINGS.

         There are no material legal proceedings to which the Company is a party or to which any of their property is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         STOCK INFORMATION

         Pittsburgh Financial Corp.'s common stock is traded on The Nasdaq Stock Market under the symbol "PHFC." As of December 13, 2002, Pittsburgh Financial Corp. had 1,408,699 shares of common stock outstanding and approximately 1,200 stockholders.

         STOCK PRICE

         The following table illustrates Pittsburgh Financial Corp.'s high and low quarterly closing stock price on The Nasdaq Stock Market and the cash dividends per share paid during the year.

QUARTER ENDED                 HIGH                 LOW             DIVIDENDS
September 2002               $14.00              $10.65               $.09
June 2002                     15.00               13.50                .09
March 2002                    14.06               11.16                .09
December 2001                 12.93               11.00                .09

September 2001               $13.15              $11.00               $.09
June 2001                     11.50               10.51                .09
March 2001                    12.00                9.00                .09
December 2000                  9.00                6.38                .09

ITEM 6. SELECTED FINANCIAL DATA.

         The selected consolidated financial and other data of the Company set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                                           As of or For the
                                                                        Year Ended September 30,
                                             -----------------------------------------------------------------------------
                                               2002             2001              2000             1999             1998
                                             --------         --------          --------         --------         --------
                                                                       (Dollars in Thousands)
SELECTED FINANCIAL AND OTHER DATA:
Total assets                                 $413,663         $427,069          $438,419         $415,742         $374,279
Investment securities                          40,229           28,003            38,895           33,832           57,109
Mortgage-backed securities                     84,067           73,284            60,281           75,913           84,515
Loans receivable, net                         240,806          284,905           307,428          278,085          211,981
Cash and cash equivalents                      23,819           22,360             7,108            5,319            4,476
Deposits                                      196,222          213,011           205,680          169,463          153,983
FHLB advances                                 161,888          156,316           176,217          184,067          155,267
Reverse repurchase agreements                  20,000           20,000            20,000           25,000           25,000
Stockholders' equity                           23,022           23,310            21,419           22,026           24,799
Non-performing assets(1)                        4,783            3,231             2,552            5,029            4,488
Full-service offices at end of period               9                9                 9                9                8

SELECTED OPERATING DATA:
Interest income                              $ 27,032         $ 30,533          $ 30,975         $ 27,659         $ 24,414
Interest expense                               19,255           22,725            22,446           19,017           16,513
                                             --------         --------          --------         --------         --------
Net interest income                             7,777            7,808             8,529            8,642            7,901
Provision for losses on loans                     420              600               600              600              610
                                             --------         --------          --------         --------         --------
Net interest income after
  provision for losses on loans                 7,357            7,208             7,929            8,042            7,291
Extinguishment of facility lease                   --               --              (202)              --               --
Net gain on sale of fixed assets                   --               --               550               --               --
Net loss on sale of loans                          --               16               (18)              --               --
Gain (loss) on trading/sale of securities           9              (81)             (172)             (10)            (208)
Other noninterest income                        1,861            1,073               963            1,015              817
Other noninterest expenses                      8,050            7,922             7,400            5,727            5,114
Income before income taxes                      1,177              294             1,650            3,320            2,786
Income taxes                                      379               85               483            1,031              884
                                             --------         --------          --------         --------         --------
Net income                                   $    798         $    209          $  1,167         $  2,289         $  1,902
                                             ========         ========          ========         ========         ========

PER COMMON SHARE:
Basic earnings per share                     $    0.60        $   0.14          $   0.75         $   1.43         $   1.10
Basic earnings per share(2)                       0.57            0.14              0.77             1.44             1.11
Diluted earnings per  share                       0.58            0.14              0.75             1.39             1.05
Diluted earnings per share(2)                     0.55            0.26              0.77             1.40             1.06
Cash dividends                                    0.36            0.36              0.36             0.28             0.31
Return of Capital Distribution                      --              --                --               --             2.43

                                                                     As of or For the
                                                                  Year Ended September 30,
                                               -----------------------------------------------------------------
                                                  2002          2001          2000         1999          1998
                                               ----------    ----------    ----------   ----------    ----------
                                                                     (Dollars in Thousands)
SELECTED OPERATING RATIOS:
Average yield earned on
  interest-earning assets                          6.82%        7.39%         7.48%          7.31%        7.51%
Average rate paid on interest-
  bearing liabilities                              5.10         5.81          5.65           5.27         5.41
Average interest rate spread(3)                    1.72         1.58          1.83           2.04         2.10
Net interest margin(3)                             1.96         1.89          2.06           2.28         2.43
Ratio of interest-earning assets
  to interest-bearing liabilities                105.12       105.54        104.31         104.91       106.45
Net interest income to operating expenses          0.96         0.99          1.18           1.51         1.55
Operating expenses as a
  percent of average assets                        1.96         1.83          1.68           1.46         1.50
Dividend payout ratio                             63.55       275.61         52.93          21.96        31.79
Return on average assets                           0.18         0.09          0.27           0.59         0.56
Return on average equity                           3.58         0.91          5.58           9.74         7.33
Ratio of average equity to average assets          5.38         5.35          4.86           6.01         7.66

ASSET QUALITY RATIOS(4):
Non-performing loans as a percent
  of total loans                                   1.61%        0.86%         0.59%          1.03%        1.42%
Non-performing assets as a percent
  of total assets                                  1.16         0.76          0.58           1.21         1.20
Allowance for loan losses as a
  percent of net loans                             1.22         0.90          0.73           0.70         0.82
Allowance for loan losses as a
  percent of non-performing loans                 75.67       104.46        117.30          63.68        54.08

BANK CAPITAL RATIOS(4):
Tier 1 risk-based capital ratio                   13.05%       14.44%        14.47%         16.16%       18.37%
Total risk-based capital ratio                    14.29        15.62         15.46          17.11        19.40
Tier 1 leverage capital ratio                      7.57         7.77          7.33           7.87         8.29

-------------------

(1) -- Non-performing assets consist of non-performing loans and real estate owned ("REO"). Non-performing loans consist of non-accrual loans and accruing loans 90 days or more past due, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(2) -- Excludes impact of trading activities and sales of available for sale securities.

(3) -- Interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(4) -- Asset Quality Ratios and Bank Capital Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

        The Company is a Pennsylvania corporation organized in September 1995 by the Bank for the purpose of acquiring all of the capital stock of the Bank issued in the conversion (the "Conversion") of the Bank from a Pennsylvania-chartered mutual savings bank to a Pennsylvania-chartered stock savings bank. The Conversion was completed on April 1, 1996. The only significant assets of the Company are the capital stock of the Bank and assets purchased with the balance of the net Conversion proceeds retained by the Company. The business of the Company consists primarily of the business of the Bank.

        The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between interest income on interest-earning assets, which consist principally of loans, investment securities and other investments, and interest expense on interest-bearing liabilities, which consist principally of deposits and borrowings. The Company's net income also is affected by its provision for loan losses, as well as the level of its other operating income, including loan fees and service charges and its other operating expenses, including salaries and employee benefits, occupancy expenses, federal deposit insurance premiums, miscellaneous other expenses, and income taxes.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

        In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this report and in the Company's other Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 2003 and any Current Reports on Form 8-K filed by the Company.

CHANGES IN FINANCIAL CONDITION

         The Company's assets decreased $13.4 million or 3.1% from $427.1 million at September 30, 2001 to $413.7 million at September 30, 2002. Cash and interest-bearing deposits increased $1.4 million or 6.25% to $23.8 million at September 30, 2002 compared to $22.4 million at September 30, 2001. Investment securities increased $23.0 million or 22.7% from $101.3 million at September 30, 2001 to $124.3 million at September 30, 2002. Bank owned life insurance was purchased during the year and totaled $6.3 million at September 30, 2002. The Company's net loans receivable decreased $44.1 million or 15.5% from $284.9 million at September 30, 2001 to $240.8 million at September 30, 2002. The decrease is primarily attributable to $101.1 million of prepayments and repayments received on residential mortgage loans as a result of the historic level of refinancing due to the levels of interest rates. In addition, the Company is continuing its efforts to diversify its loans receivable portfolio to a more broad based full service commercial lending philosophy. For the year ended September 30, 2002, multi-family residential and commercial real estate loans increased $10.4 million or 23.4%. Commercial term loans and lines of credit increased $4.1 million or 97.1%; one-to-four family residential and residential construction loans decreased $52.6 million or 25.1%; home equity loans and lines decreased by $2.3 million or 11.09%; and consumer loans decreased by $479,000 or 20.4%. The Company's investment in FHLB Stock increased $276,000 from $7.8 million at September 30, 2001 to $8.1 million at September 30, 2002. The increase in FHLB stock is primarily due to an increase of $5.6 million in FHLB advances which increased the required amount of stock to be purchased by the Bank.

         Total liabilities decreased $13.1 million or 3.3% to $390.6 million at September 30, 2002 compared to $403.8 million at September 30, 2001. The decrease was primarily due to a $16.8 million or 7.9% decrease in deposits partially offset by an increase in FHLB advances. The Company's FHLB advances increased from $156.3 million at September 30, 2001 to $161.8 million at September 30, 2002, an increase of $5.6 million or 3.6%. Reverse repurchase agreements totaled $20.0 million at September 30, 2001 and 2002. Guaranteed preferred beneficial interest in subordinated debt decreased $1.1 million or 10.1% from $10.9 million at September 30, 2001 to $9.8 million at September 30, 2002 as the Company repurchased approximately $1.2 million of the outstanding securities at an average cost of $9.47 per share.

         Deposits decreased $16.8 million or 7.9% primarily as a result of a $6.1 million decrease in retail deposits and a $10.7 million decrease in wholesale certificates of deposit. The decrease in retail deposits was the result of short term certificates of deposit that matured during the period that the Company chose not to reprice aggressively due to the current interest rate environment. At September 30, 2002, the Company had $8.4 million in wholesale deposits, and had procured certificates of deposit with the following government entities: $1.0 million with the County of Allegheny, $1.0 million with the School District of Pittsburgh, and $700,000 with the Commonwealth of Pennsylvania. Although market demand generally dictates deposit maturities and rates, the Company intends to continue to promote longer term deposits to the extent possible and consistent with its asset and liability management goals. See "Item 2. Properties" for amount of deposits for each of the Bank's branches. Subsequent to September 30, 2002, the

Company sold its Bethel Park and Mt. Oliver offices in two separate transactions. Total deposits sold in these transactions were approximately $16.4 million. The transactions resulted in a net pre-tax gain of approximately $465,000.

         Total stockholders' equity decreased $320,000 or 1.4% to $23.0 million at September 30, 2002 compared to $23.3 million at September 30, 2001. The net decrease was primarily attributable to the purchase of treasury shares totaling $1.5 million and $507,000 in cash dividends paid, partially offset by an increase in comprehensive income of $609,000.

        AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods and at the date indicated, information regarding the Company's average balance sheet. Information is based on average daily balances during the periods presented.


                                                                    Year Ended September 30,
                                  At September 30,  --------------------------------------------------------------
                                        2002                     2002                             2001
                                  ----------------  -------------------------------  -----------------------------
                                       Average                             Average                         Average
                                       Yield/        Average               Yield/     Average              Yield/
                                       Rate(1)       Balance   Interest    Rate(1)    Balance   Interest   Rate(1)
                                  ----------------  ---------  --------  ----------  ---------  --------  --------
                                                                 (Dollars in Thousands)
Interest-earning assets:
  Investment securities                 5.81%       $ 39,060   $  2,538     6.50%    $ 44,334    $ 3,314     7.48%
  Mortgage-backed securities            5.16          81,793      4,303     5.26       61,016      3,832     6.28
  Loans receivable(1):                  7.54
    First mortgage loans                7.55         182,766     13,732     7.51      234,726     17,888     7.62
    Other loans                         7.54          81,406      6,289     7.73       65,236      5,237     8.03
                                                    --------   --------              --------    -------
      Total loans receivable            1.38         264,172     20,021     7.58      299,962     23,125     7.71
  Other interest-earning assets                       11,492        170     1.48        7,608        262     3.44
                                                    --------   --------   ------     --------    -------
    Total interest-earning assets       6.58%        396,517   $ 27,032     6.82%     412,920    $30,533     7.39%
                                        ====                   ========   ======                 =======   ======

Noninterest-earning assets                            17,177                           14,759
                                                    --------                         --------
    Total assets                                    $413,694                         $427,679
                                                    ========                         ========
Interest-bearing liabilities:
  Deposits                              3.54%       $188,295   $  7,522     3.99%    $197,517    $10,336     5.23%
  FHLB advances and other               6.07         178,588     10,826     6.06      182,226     11,380     6.24
  Guaranteed preferred beneficial
     interests in subordinated debt     8.81          10,339        907     8.77       11,500      1,009     8.77
                                        ----        --------   --------   ------     --------    -------   ------
    Total interest-bearing
      liabilities                       4.91%        377,222   $ 19,255     5.10%     391,243    $22,725     5.81%
                                        ====                   ========   ======                 =======   ======
Noninterest-bearing liabilities                       14,196                           13,575
                                                    --------                         --------
    Total liabilities                                391,418                          404,818
Stockholders' equity                                  22,276                           22,861
                                                    --------                         --------
    Total liabilities and retained
      earnings                                      $413,694                         $427,679
                                                    ========                         ========
Net interest-earning assets                         $ 19,295                         $ 21,677
                                                    ========                         ========
Net interest income/interest
  rate spread                           1.67%                  $  7,777     1.72%                $ 7,808     1.58%
                                        ====                   ========   ======                 =======   ======
Net interest margin(2)                                                      1.96%                            1.89%
                                                                          ======                           ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                                            105.12%                          105.54%
                                                                          ======                           ======

                                          Year Ended September 30,
                                        ----------------------------
                                                    2000
                                        ----------------------------
                                                             Average
                                         Average              Yield/
                                         Balance   Interest  Rate(1)
                                        ---------  --------  -------
                                           (Dollars in Thousands)
Interest-earning assets:
  Investment securities                 $ 40,755   $ 3,122     7.66%
  Mortgage-backed securities              65,048     4,349     6.69
  Loans receivable(1):
    First mortgage loans                 262,905    20,077     7.61
    Other loans                           41,743     3,266     7.82
                                        --------   -------
      Total loans receivable             304,648    23,343     7.66
  Other interest-earning assets            3,260       161     4.45
                                        --------   -------
    Total interest-earning assets        414,071   $30,975     7.48%
                                                   =======   ======
Noninterest-earning assets                16,014
                                        --------
    Total assets                        $430,085
                                        ========
Interest-bearing liabilities:
  Deposits                              $172,619   $ 8,320     4.82%
  FHLB advances and other                212,861    13,117     6.16
  Guaranteed preferred beneficial
     interests in subordinated debt       11,500     1,009     8.77
                                        --------   -------   ------
    Total interest-bearing
      liabilities                        396,980   $22,446     5.65%
                                                   =======   ======
Noninterest-bearing liabilities           12,204
                                        --------
    Total liabilities                    409,184
Stockholders' equity                      20,901
                                        --------
    Total liabilities and retained
      earnings                          $430,085
                                        ========
Net interest-earning assets             $ 17,091
                                        ========
Net interest income/interest
  rate spread                                      $ 8,529     1.83%
                                                   =======   ======
Net interest margin(2)                                         2.06%
                                                             ======
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                               104.31%
                                                             ======

---------------------------
(1) Includes non-accrual loans.

(2) Net interest income divided by interest-earning assets.

        RATE/VOLUME ANALYSIS. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume.

                                                         Year Ended September 30,
                                             -----------------------------------------------
                                                            2002 vs. 2001
                                             -----------------------------------------------
                                                         Increase
                                                    (Decrease) Due to
                                             -------------------------------
                                                                              Total Increase
                                               Rate     Volume   Rate/Volume    (Decrease)
                                             --------  --------  -----------  --------------
Interest-earnings assets:
  Investment securities                      $  (433)  $  (394)    $  51         $  (776)
  Mortgage-backed securities                    (622)    1,305      (212)            471
  Loans receivable, net                         (392)   (2,759)       47          (3,104)
  Other interest-earning assets                 (149)      133       (76)            (92)
                                             -------   -------     -----         -------
    Total interest-earning assets             (2,383)   (1,213)       95          (3,501)
                                             -------   -------     -----         -------
Interest-bearing liabilities
  Deposits                                    (2,446)     (482)      114          (2,814)
  FHLB advances                                 (333)     (227)        6            (554)
  Guaranteed preferred beneficial interests
    in subordinated debt                          --      (102)       --            (102)
                                             -------   -------     -----         -------
    Total interest-bearing liabilities        (2,754)     (814)       98          (3,470)
                                             -------   -------     -----         -------
Increase (decrease) in net interest income   $   371   $  (399)    $  (3)        $   (31)
                                             =======   =======     =====         =======

                                                         Year Ended September 30,
                                             ---------------------------------------------
                                                            2001 vs. 2000
                                             ---------------------------------------------
                                                       Increase
                                                  (Decrease) Due to
                                             -----------------------------
                                                                            Total Increase
                                              Rate    Volume   Rate/Volume    (Decrease)
                                             ------  --------  -----------  --------------
Interest-earnings assets:
  Investment securities                      $ (75)  $   274     $ (7)         $   192
  Mortgage-backed securities                  (264)     (269)      16             (517)
  Loans receivable, net                        143      (359)      (2)            (218)
  Other interest-earning assets                (36)      177      (40)             101
                                             -----   -------     ----          -------
    Total interest-earning assets             (357)      (86)       1             (442)
                                             -----   -------     ----          -------
Interest-bearing liabilities
  Deposits                                     713     1,200      103            2,016
  FHLB advances                                176    (1,888)     (25)          (1,737)
  Guaranteed preferred beneficial interests
    in subordinated debt                        --        --       --               --
                                             -----   -------     ----          -------
    Total interest-bearing liabilities         612      (324)      (9)             279
                                             -----   -------     ----          -------
Increase (decrease) in net interest income   $(969)  $   238     $ 10          $  (721)
                                             =====   =======     ====          =======

RESULTS OF OPERATIONS

         NET INCOME. The Company reported net income of $798,000, $209,000, and $1.2 million for the fiscal years ended September 30, 2002, 2001, and 2000, respectively. Fully diluted earnings per share was $.58 for the year ended September 30, 2002, compared to $.14 and $.75, respectively, for the years ended September 30, 2001 and 2000.

        For fiscal 2002, the $589,000 or 281.5% increase in net income was primarily the result of an $862,000 increase in noninterest income and a $180,000 decrease in provision for loan losses, which were partially offset by a $31,000 decrease in net interest income before the provision for loan losses, a $128,000 increase in noninterest expense and a $294,000 increase in income tax expense. The Company recognized a pre-tax net gain of $65,000 on the sale of foreclosed real estate and a $9,000 pre-tax net gain on investment sales for the fiscal year ended September 30, 2002.

        For fiscal 2001, the $958,000 or 82.1% decrease in net income was primarily attributable to a decrease in net interest income before the provision for loan losses of $720,000 or 8.4%, a $113,000 decrease in noninterest income and a $522,000 increase in noninterest expense, partially offset by a $398,000 decrease in income taxes. The Company recognized a pre-tax net loss on security sales of $81,000, a write down of an interest rate cap of $108,000, and a pre-tax net loss on the sale of foreclosed real estate of $79,000, offset by a pre-tax net gain on the sale of residential mortgage loans of $16,000.

        For fiscal 2002, the Company's net interest margin increased by 7 basis points to 1.96% from 1.89% in fiscal 2001 and the Company's interest rate spread increased by 14 basis points to 1.72% from 1.58% for fiscal 2001. The average yield earned on the Company's interest-earning assets decreased by 57 basis points from 7.39% to 6.82%, while the Company's average cost of interest-bearing liabilities decreased 71 basis points from 5.81% to 5.10% for the fiscal year ended September 30, 2002. The increase in margin is primarily a result of a smaller earning asset base and a decrease in funding costs related to the Company's interest bearing liabilities.

        For fiscal 2001, the Company's net interest margin decreased by 17 basis points to 1.89% from 2.06% in fiscal 2000 and the Company's interest rate spread decreased by 25 basis points to 1.58% from 1.83% for fiscal 2000. The average yield earned on the Company's interest-earning assets decreased by 9 basis points from 7.48% to 7.39%, while the Company's average cost of interest-bearing liabilities increased 16 basis points to 5.81% in 2001 from 5.65% in 2000. This increase in the Company's average cost of interest-bearing liabilities was primarily a result of the Company's extension of maturities on liabilities on its funding side in an effort to reduce its exposure to short term liabilities and the related effect on its interest rate risk profile.

         NET INTEREST INCOME. Net interest income before the provision for losses on loans decreased $31,000 or .04% for the fiscal year ended September 30, 2002 compared to the prior fiscal year. The average balance of interest-earning assets decreased $16.4 million or 4.0%. The decrease was primarily attributable to a decrease in the average balance of loans receivable of $35.8 million and the decrease in related yields of 13 basis points from 7.71% to 7.58% for fiscal 2002 when compared to the prior fiscal year. The average balance of investment and mortgage-backed securities increased $15.5 million or 14.7% which was offset by a decrease in related yields of 112 basis points from 6.78% for the fiscal year ended September 30, 2001 to 5.66% for the fiscal year ended September 30, 2002. The average balance of interest-bearing liabilities decreased $14.0 million or 3.58%. The average cost of funds decreased to 5.10% from 5.81% for the fiscal year ended 2002 when compared to the prior fiscal year. Average deposits decreased $9.2 million or 4.7% for fiscal 2002 when compared to fiscal 2001. Average borrowed funds decreased $3.6 million or 2.0% for fiscal 2002 when compared to fiscal 2001. Interest expense associated with the trust preferred securities of Pittsburgh Home Capital Trust I totaled $907,000 and $1.0 million for fiscal years 2002 and 2001, respectively.

         During fiscal 2002, total interest income decreased $3.5 million or 11.5% compared to fiscal 2001, primarily due to a $3.1 million or 13.42% decrease in interest earned on loans and a $305,000 or 4.3% decrease in interest earned on investment securities. The Company's total loan portfolio decreased to $247.9 million at September 30, 2002 from $293.9 million at September 30, 2001, a 15.7% decrease. One-to-four family residential and residential construction loans decreased $52.6 million or 25.1%; home equity loans and lines decreased by $2.3 million or 11.0%; and consumer loans decreased by $479,000 or 20.4%. Offsetting these decreases were a $10.4 million or 23.4% increase in multi-family residential and commercial real estate loans and a $4.1 million or 97.1% increase in commercial lines of credit. During fiscal 2002, the Company experienced a historic level of refinancing and continued to diversify its loans receivable portfolio.

         During fiscal 2002, total interest expense decreased $3.47 million or 15.3% over fiscal 2001, primarily due to a decrease in average deposits of $9.2 million or 4.7% with a decrease in the related cost of 124 basis points from 5.23% to 3.99%. Interest expense on FHLB advances and other borrowings decreased $553,000 or 4.86%. The decrease in interest expense on FHLB advances and other borrowings was primarily attributable to the decrease in the cost of funds of 18 basis points from 6.24% to 6.06%. Interest expense associated with the trust preferred securities of Pittsburgh Home Capital Trust I totaled $907,000 and $1.0 million for fiscal years 2002 and 2001, respectively.

         Net interest income before the provision for losses on loans decreased $720,000 or 8.4% for the fiscal year ended September 30, 2001 compared to the prior fiscal year. The average balance of interest-earning assets decreased $1.2 million or .3%. The decrease was primarily attributable to a decrease in the average balance of loans receivable of $4.7 million offset by an increase in related yields of 5 basis points from 7.66% to 7.71% for fiscal 2001 when compared to the prior fiscal year. The average balance of investment and mortgage-backed securities decreased $453,000 or .4% with a decrease in related yields of 28 basis points from 7.06% for the fiscal year ended September 30, 2000 to 6.78% for the fiscal year ended September 30, 2001. Offsetting such decreases was an increase in the average balance of other interest-earning assets of $4.3 million or 133.4%. The average balance of interest-bearing liabilities decreased $5.8 million or 1.46%. The average cost of funds increased to 5.81% from 5.65% for the fiscal year ended 2001 when compared to the same period in 2000. Average deposits increased $24.9 million or 14.4% for fiscal 2001 when compared to fiscal 2000. Average borrowed funds decreased $30.7 million or 14.4% for fiscal 2001 when compared to fiscal 2000. Interest expense associated with the trust preferred securities of Pittsburgh Home Capital Trust I totaled $1.0 million for fiscal years 2001 and 2000, respectively.

        During fiscal 2001, total interest income decreased $442,000 or 1.4% compared to fiscal 2000, primarily due to a $218,000 or .9% decrease in interest earned on loans and an $178,000 or 2.4% decrease in interest earned on investment securities. The Company's total loan portfolio decreased to $293.9 million at September 30, 2001 from $322.3 million at September 30, 2000, an 8.8% decrease. One-to-four family residential and residential construction loans decreased $40.7 million or 16.3%; home equity loans and lines decreased by $669,000 or 3.1%; and consumer loans decreased by $293,000 or 11.1%. Offsetting these decreases was a $13.3 million or 42.4% increase in multi-family residential and commercial real estate loans and a $2.5 million or 147.1% increase in commercial lines of credit.

        During fiscal 2001, total interest expense increased $279,000 or 1.2% over fiscal 2000, primarily due to an increase in average deposits of $24.9 million or 14.4% with an increase in the related cost of 41 basis points from 4.82% to 5.23%. Interest expense on FHLB advances and other borrowings decreased $1.7 million or 13.2%. The decrease in interest expense on FHLB advances and other borrowings was primarily attributable to a decrease in average borrowings of $30.6 million or 14.4%, which was offset by an increase in the related borrowing cost of 8 basis points from 6.16% to 6.24%. The Company also had interest expense of $1.0 million in connection with outstanding trust preferred securities for 2001 and 2000.

        PROVISION FOR LOAN LOSSES. The allowance for loan losses is deemed to be a critical accounting estimate by the Company. It is management's policy to maintain an allowance for estimated losses based on the risk of loss in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Company's loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Management classifies all delinquent assets as Special Mention, Substandard, Doubtful or Loss. A reserve level is estimated by management for each category of classified loans, with an estimated percentage applied to the delinquent loan category balance. In addition, management notes that there is an inherent risk of potential loan loss in the Company's overall, non-classified loan portfolio. This inherent risk is addressed by applying an estimated potential loss to the remaining unclassified loan portfolio. Activity for the period under analysis is also taken into account (charge offs, recoveries). While management has allocated the allowance to different loan categories, the allowance is general in nature and is available for the loan portfolio in its entirety.

        The Company designates all loans that are 90 or more days past due as non-performing. Generally, when loans are classified as non-performing, unpaid accrued interest is a reduction of interest income on loans receivable and is only recognized when cash payments are received. For the year ended September 30, 2002, the Company's non-performing assets increased $1.6 million to $4.8 million from $3.2 million at September 30, 2001. Although non-performing assets increased in the commercial real estate portfolio by $1.5 million or 223.4%, these loans are secured by office buildings and retail rental facilities, most of which are secured by property located in the Company's market area.

        The allowance is increased by the provision for loan losses, which is charged against income. For each of the fiscal years ended September 30, 2002, 2001, and 2000, the Company recorded a provision for losses on loans of $420,000, $600,000 and $600,000, respectively.

         Activity in the allowance for loan losses is summarized as follows for the years ended September 30, 2002 and 2001:

                                             September 30, 2002           September 30, 2001
                                             ------------------           ------------------
Balance at beginning of year                     $2,644,172                  $2,237,555
Provision charged to income                         420,000                     600,000
Charge offs                                        (157,152)                   (235,732)
Recoveries                                          116,197                      42,349
                                                 ----------                  ----------
Balance at end of period                         $3,023,217                  $2,644,172
                                                 ==========                  ==========

         NONINTEREST INCOME. Total noninterest income increased $862,000 or 85.5% during fiscal 2002 over fiscal 2001. The Company recognized a pre-tax net gain of $9,000 on investment sales. Noninterest income, excluding the investment sales, increased for the year ended September 30, 2002 by $681,000 or 57.7%. During fiscal 2002, the Company recognized income of $301,000 from an investment in bank owned life insurance which was purchased during the first quarter of fiscal 2002. Service fees and other fees increased $345,000 or 37.6% and other income increased $35,000 or 13.2% as a result of fees generated from the Company's majority owned title subsidiary that was formed during the year.

        Total noninterest income decreased $113,000 or 10.1% during fiscal 2001 over fiscal 2000. The Company recognized a pre-tax net loss on security sales of $81,000 and a write down of an interest rate cap of $108,000, partially offset by a pre-tax net gain on the sale of residential mortgage loans of $16,000. Noninterest income (excluding fixed asset sales, security sales, loans sales, and early lease extinguishment) increased for the year ended September 30, 2001 by $217,000 or 22.5%. Service fees and other fees increased $143,000 or 18.5% and other income increased $74,000 or 39.1%.

         NONINTEREST EXPENSE. Total noninterest expense increased $128,000 or 1.6% during fiscal 2002 when compared to fiscal 2001. Also, the Company recognized a pre-tax net gain of $65,000 on the sale of foreclosed real estate. Noninterest expense, excluding the sale of foreclosed real estate, increased $272,000 or 3.5%. Compensation and employee benefits increased $119,000 or 3.1%, during fiscal 2002 over fiscal 2001. Premises and occupancy costs increased $102,000 or 6.4%, and marketing costs increased $87,000 or 32.3%. The increases in compensation and employee benefits, premises and occupancy costs, and marketing costs were partially offset by a $33,000 or 6.7% decrease in data processing costs. Non-interest expenses related to the Company's majority owned title subsidiary amounted to $136,000 for fiscal 2002.

        Total noninterest expense increased $522,000 or 7.1% during fiscal 2001 when compared to fiscal 2000. The increase in noninterest expense was primarily attributable to the premises and occupancy costs of the subsidiary Bank's new branch and other offices, which increased $717,000 or 83.3%. Compensation and employee benefits increased $165,000 or 4.5%, which was primarily the result of new branch staffing and the development of the cash management department. The Company's strategic technology initiatives and related data processing costs also increased $153,000 or 45.1% for the year ended September 30, 2001. The increases in compensation and employee benefits, and data processing were offset by a $207,000 or 43.5% decrease in marketing costs from $476,000 at September 30, 2000 to $269,000 at September 30, 2001. During fiscal 2000, a significant portion of the marketing costs were associated with the Company and the Bank name changes that went into effect April 3, 2000. The Company recognized pre-tax net losses on the sales of foreclosed real estate during fiscal 2001 and 2000 of $79,000 and $194,000, respectively.

        PROVISION FOR INCOME TAXES. The Company incurred a provision for income taxes of $379,000, $85,000 and $483,000 for the fiscal years ended September 30, 2002, 2001, and 2000, respectively. The effective tax rate during each of the foregoing respective fiscal years was 32.2%, 28.9% and 29.3%. See Note 9 to Consolidated Financial Statements for additional information relating to income taxes.

ASSET AND LIABILITY MANAGEMENT

        The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during a given time period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 2002, the amount of the Company's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded the Company's interest-earning assets with the same characteristics by $108.0 million or 26.1% of the Company's total assets.

        The Company's actions with respect to interest rate risk and its asset/liability gap management are taken under the guidance of the Asset/Liability Management Committee of the Board of Directors. This Committee meets at least quarterly to, among other things, set interest rate risk parameters and review the Company's current composition of assets and liabilities in light of the prevailing interest rate environment. The Committee assesses its interest rate risk strategy at the Bank at least quarterly, which is reviewed by the full Board of Directors.

        Previously, the Company has historically emphasized the origination of long-term fixed-rate residential real estate loans for retention in its portfolio. At September 30, 2002, $83.1 million or 33.5% of the Company's total loan portfolio consisted of fixed-rate residential mortgage loans. However, as of such date, the Company also held in its loan portfolio $27.9 million of one-, three- and five-year ARMs and $43.0 million of long-term residential mortgage loans which have interest rate adjustment features at seven years and fifteen years. The Company has attempted to mitigate the interest rate risk of holding a significant portion of fixed-rate loans in its portfolio through the origination of the ARMs and short-term construction and consumer loans. At September 30, 2002, ARMs comprised $27.9 million or 11.2% of the total loan portfolio and construction, commercial and consumer loans aggregated $75.5 million or 30.4% of the total loan portfolio. At September 30, 2002, $40.2 million or 9.7% of the Company's total assets consisted of investment securities, 52.8% of which have terms to maturity of less than five years. In addition, the Company has invested in adjustable rate mortgage-backed securities. At September 30, 2002, $17.6 million or 20.9% of the Company's mortgage-backed securities portfolio was comprised of ARMs. At September 30, 2002, the Company classified $113.8 million or 91.6% of its investment and mortgage-backed securities portfolios as Available For Sale, which permits the Company to sell such securities if deemed appropriate in response to, among other things, changes in interest rates.

        Management presently monitors and evaluates the potential impact of interest rate changes upon the level of net interest income and the economic value of the Company's equity ("EVE") on a monthly basis. EVE is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The Company focuses on the impact of a plus and minus 200 basis point immediate interest rate shock on its net interest income. The Company utilizes the Sendero system for its in-house modeling efforts and also works with an outside banking consultant in modeling its interest rate risk position.

        The following table presents the Company's EVE as of September 30, 2002:

                Economic Value of Portfolio Equity
----------------------------------------------------------------------
   Change in                      Estimated EVE
Interest Rates                   as a Percentage   Amount of
(basis points)   Estimated EVE      of Assets       Change     Percent
--------------   -------------   ---------------   ---------   -------
                        (Dollars in Thousands)
     +400           $10,940             2.6%         $1,721      18.7%
     +300            15,308             3.7           6,089      66.0
     +200            16,324             3.9           7,105      77.1
     +100            15,269             3.7           6,050      65.6
       --             9,219             2.2              --       0.0
     -100            (2,369)           (0.6)        (11,588)   (125.7)
     -200           (16,153)           (3.9)        (25,372)   (275.2)
     -300           (27,983)           (6.7)        (37,202)   (403.5)
     -400           (33,124)           (7.9)        (42,343)   (459.3)

The following table presents the Company's EVE as of September 30, 2001:

                       Economic Value of Portfolio Equity
---------------------------------------------------------------------------------------
  Change in                             Estimated EVE
Interest Rates                         as a Percentage         Amount of
(basis points)     Estimated EVE          of Assets             Change         Percent
--------------------------------------------------------------------------------------
                                    (Dollars in Thousands)
    +400              $ 18,099               4.1%              $ (7,869)        (30.3)%
    +300                22,555               5.2                 (3,413)        (13.1)
    +200                26,895               6.1                    927           3.6
    +100                28,060               6.4                  2,092           8.1
      --                25,968               5.9                     --           0.0
    -100                15,368               3.5                (10,600)        (40.8)
    -200                 2,032               0.5                (23,936)        (92.2)
    -300               (11,109)             (2.5)               (37,077)       (142.8)
    -400               (16,502)             (3.8)               (42,470)       (163.5)

        As noted on the previous tables, significant increases or decreases in interest rates may adversely affect the Company's net interest income and/or EVE because of the excess of interest-bearing liabilities over interest-earning assets repricing within shorter periods and because the Company's adjustable-rate, interest-earning assets generally are not as responsive to changes in interest rates as its interest-bearing liabilities due to terms which generally permit only annual adjustments to the interest rate and which generally limit the amount which interest rates can adjust at such time and over the life of the related asset. In addition, the proportion of adjustable-rate loans and assets in the Company's loan and investment portfolio could decrease in future periods if market rates of interest remain at or decrease below current levels.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's primary sources of funds are deposits, advances from the FHLB, repayments, prepayments and maturities of outstanding loans, maturities of investment securities and other short-term investments, and funds provided from operations. While scheduled loan and mortgage-backed security repayments and maturing investment securities and short-term investments are generally relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. During fiscal year 2002, loan repayments and prepayments significantly increased as a result of the decrease in interest rates. The Company manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Company invests in short-term investment securities and interest-earning assets which provide liquidity to meet lending requirements. Although the Company's deposits have historically represented the majority of its total liabilities, the Company also utilizes other borrowing sources, primarily advances from the FHLB of Pittsburgh. At September 30, 2002, the Company had $161.9 million of outstanding borrowings from the FHLB of Pittsburgh. The maximum remaining borrowing capacity at the FHLB as of September 30, 2002 was $224.7 million.

        Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as cash and cash equivalents, and U.S. Government agency securities. On a longer-term basis, the Company invests in various loans, mortgage-backed securities, and investment securities. The Company uses its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain an investment securities portfolio. At September 30, 2002, the total approved loan commitments outstanding (excluding undisbursed portions of loans in process) amounted to $26.4 million. At the same date, the unadvanced portion of loans in process approximated $4.5 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2002 totaled $58.7 million. Management of the Company believes that the Company has adequate resources, including principal prepayments and repayments of loans and maturing investments, to fund all of its commitments to the extent required. Based upon its historical run-off experience, management believes that a significant portion of maturing deposits will remain with the Company.

        As of September 30, 2002, the Company had regulatory capital which was in excess of applicable limits.

IMPACT OF INFLATION AND CHANGING PRICES

        The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

        Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

ITEM 7A.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management."

ITEM 8.        FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

        INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF PITTSBURGH FINANCIAL CORP.

                                                                      Page
                                                                      ----
Report of Independent Auditors.......................................  53
Consolidated Statements of Financial Condition.......................  54
Consolidated Statements of Operations................................  55
Consolidated Statements of Changes in Stockholders' Equity...........  56
Consolidated Statements of Cash Flows................................  58
Notes to Consolidated Financial Statements...........................  59

                           [ERNST & YOUNG LETTERHEAD]


Report of Independent Auditors

Stockholders and Board of Directors
Pittsburgh Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Pittsburgh Financial Corp. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of Pittsburgh Financial Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pittsburgh Financial Corp. and subsidiaries at September 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

October 31, 2002

Pittsburgh Financial Corp. Consolidated Statements of Financial Condition

                                                                                           SEPTEMBER 30
                                                                                      2002              2001
                                                                                 ------------------------------
ASSETS
Cash                                                                             $  1,709,206       $ 2,281,863
Interest-bearing deposits                                                          22,109,510        20,078,367
                                                                                 ------------------------------
                                                                                   23,818,716        22,360,230

Investment securities available for sale (cost of $111,408,047 in 2002 and
  $89,416,499 in 2001)                                                            113,805,047        90,889,499
Investment securities held to maturity                                             10,490,985        10,397,506
Bank owned life insurance                                                           6,275,111                 -
Loans receivable, net of allowance of $3,023,217 in 2002 and
  $2,644,172 in 2001                                                              240,805,711       284,905,040
Accrued interest receivable                                                         2,408,605         2,725,445
Premises and equipment, net                                                         5,701,722         6,121,138
Goodwill                                                                              151,809           170,574
Federal Home Loan Bank stock--at cost                                               8,098,300         7,822,100
Deferred income taxes                                                                       -           156,286
Foreclosed real estate                                                                787,616           699,723
Prepaid income taxes                                                                  526,826            61,710
Other assets                                                                          792,538           759,661
                                                                                 ------------------------------
Total assets                                                                     $413,662,986      $427,068,912
                                                                                 ==============================

LIABILITIES
Deposits                                                                         $196,222,472      $213,010,950
Advances from Federal Home Loan Bank                                              161,888,253       156,315,730
Repurchase agreements                                                              20,000,000        20,000,000
Guaranteed preferred beneficial interests in subordinated debt                      9,753,135        10,854,684
Deferred income taxes                                                                 176,333                 -
Advances by borrowers for taxes and insurance                                         709,684         1,271,757
Other liabilities                                                                   1,879,683         2,306,216
                                                                                 ------------------------------
Total liabilities                                                                 390,629,560       403,759,337

Minority interest                                                                      11,922                 -

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued                   -                 -
Common stock $.01 par value, 10,000,000 shares authorized
  (2,182,125 shares issued in 2002 and 2001)                                           21,821            21,821
Additional paid-in capital                                                         16,317,309        16,283,617
Treasury stock--at cost, 773,426 in 2002 and 660,126 shares in 2001               (10,398,322)       (8,934,977)
Unearned shares of ESOP                                                              (720,622)         (944,698)
Unearned shares of Recognition and Retention Plan                                           -           (17,690)
Accumulated other comprehensive income                                              1,581,000           972,000
Retained earnings (substantially restricted)                                       16,220,318        15,929,502
                                                                                 ------------------------------
Total stockholders' equity                                                         23,021,504        23,309,575
                                                                                 ------------------------------
Total liabilities, minority interest and stockholders' equity                    $413,662,986      $427,068,912
                                                                                 ==============================

See notes to consolidated financial statements.

Pittsburgh Financial Corp. Consolidated Statements of Operations

                                                                               YEAR ENDED SEPTEMBER 30
                                                                      2002              2001              2000
                                                                  ------------------------------------------------
Interest income:
Loans                                                             $20,021,455       $23,124,958        $23,342,660
Investment securities:
  Taxable                                                           6,784,672         7,145,630          7,323,405
  Tax-exempt                                                           56,191                 -            147,938
Interest-bearing deposits                                             170,127           262,635            160,985
                                                                  ------------------------------------------------
Total interest income                                              27,032,445        30,533,223         30,974,988

Interest expense:
Deposits                                                            7,521,735        10,336,291          8,320,181
Advances from Federal Home Loan Bank and other borrowings          10,826,527        11,379,781         13,117,271
Guaranteed preferred beneficial interests
  in subordinated debt                                                906,785         1,008,906          1,008,906
                                                                  ------------------------------------------------
Total interest expense                                             19,255,047        22,724,978         22,446,358
                                                                  ------------------------------------------------
Net interest income                                                 7,777,398         7,808,245          8,528,630

Provision for loan losses                                             420,000           600,000            600,000
                                                                  ------------------------------------------------
Net interest income after provision for loan losses                 7,357,398         7,208,245          7,928,630
Noninterest income:
Service charges and other fees                                      1,261,577           916,895            773,619
Loss on extinguishment of facility lease                                    -                 -           (201,500)
Bank owned life insurance income                                      301,045                 -                  -
Net gain on sale of fixed assets                                            -                 -            549,609
Net gain (loss) on sale of loans                                            -            16,184            (18,375)
Loss on interest rate cap                                                   -          (107,534)                 -
Net gain (loss) on available for sale securities                        8,575           (81,302)          (171,539)
Other income                                                          298,149           263,287            189,179
                                                                  ------------------------------------------------
Total noninterest income                                            1,869,346         1,007,530          1,120,993

Noninterest expense:
Minority interest in (loss) of consolidated entity                        (78)                -                  -
Compensation and employee benefits                                  3,918,578         3,799,217          3,634,426
Premises and occupancy costs                                        1,679,218         1,577,654            860,262
Amortization of goodwill                                               38,005            33,015             33,015
(Gain)/loss on sale of foreclosed real estate                         (64,883)           78,621            193,620
Marketing                                                             355,802           268,826            476,279
Data processing costs                                                 458,880           491,671            338,908
Other expenses                                                      1,664,274         1,672,598          1,863,202
                                                                  ------------------------------------------------
Total noninterest expense                                           8,049,796         7,921,602          7,399,712
                                                                  ------------------------------------------------
Income before income taxes                                          1,176,948           294,173          1,649,911
Income taxes                                                          379,000            85,000            483,000
                                                                  ------------------------------------------------
Net income                                                        $   797,948       $   209,173        $ 1,166,911
                                                                  ================================================

Basic earnings per share                                          $       .60       $       .14        $       .75
Diluted earnings per share                                        $       .58       $       .14        $       .75
Dividends per share                                               $       .36       $       .36        $       .36
Dilutive average shares outstanding                                 1,361,236         1,499,937          1,555,207

See notes to consolidated financial statements.

Pittsburgh Financial Corp.

Consolidated Statements of Changes in Stockholders' Equity

Years ended September 30, 2002, 2001, and 2000

                                                                                    ADDITIONAL                          UNEARNED
                                             COMPREHENSIVE         COMMON             PAID-IN          TREASURY           SHARES
                                                 INCOME             STOCK             CAPITAL           STOCK            OF ESOP
                                             -------------------------------------------------------------------------------------
September 30, 1999                                              $ 21,821             $16,311,188      $ (5,755,444)   $ (1,340,100)

Treasury stock purchased                                               -                       -        (1,119,347)              -
ESOP shares released                                                   -                 (26,902)                -         189,396
RRP amortization                                                       -                       -                 -               -
Cash dividends declared on
common stock of $.36 per share                                         -                       -                 -               -

Change in unrealized loss on
Investment securities available for
sale, net of taxes                           $  (240,461)              -                       -                 -               -
  Less reclassification
    Adjustment for gains
    Included in net income                      (171,539)              -                       -                 -               -
                                             -----------
Other comprehensive loss                        (412,000)              -                       -                 -               -
Net Income                                     1,166,911               -                       -                 -               -
                                             -----------
Comprehensive income                         $   754,911
                                             ===========--------------------------------------------------------------------------
September 30, 2000                                              $ 21,821           $ 16,284,286        $(6,874,791)    $(1,150,704)
Treasury stock purchased                                               -                      -         (2,060,186)              -
ESOP shares released                                                   -                   (669)                 -         206,006
RRP amortization                                                       -                      -                  -               -
Cash dividends declared on
common stock of $.36 per share                                         -                      -                  -               -

Change in unrealized loss on
Investment securities available for
sale, net of taxes                           $ 3,900,000               -                      -                  -               -
  Less reclassification
    Adjustment for gains
    Included in net income                       (81,302)              -                      -                  -               -
                                             -----------
Other comprehensive income                     3,818,698               -                      -                  -               -
Net Income                                   $   209,173               -                      -                  -               -
                                             -----------
Comprehensive income                         $4,027,871
                                             ===========-------------------------------------------------------------------------

                                                     ACCUMULATED
                                     UNEARNED           OTHER                                  TOTAL
                                      SHARES        COMPREHENSIVE         RETAINED         STOCKHOLDERS'
                                      OF RRP            INCOME            EARNINGS            EQUITY
                                   ---------------------------------------------------------------------

September 30, 1999                 $ (442,970)        $ (2,516,000)       $ 15,747,639      $22,026,134

Treasury stock purchased                    -                    -                   -       (1,119,347)
ESOP shares released                        -                    -                   -          162,494
RRP amortization                      212,640                    -                   -          212,640
Cash dividends declared on
common stock of $.36 per share              -                    -            (617,703)        (617,703)
Change in unrealized loss on
Investment securities available for
sale, net of taxes                          -                    -                   -                -
  Less reclassification
    Adjustment for gains
    Included in net income                  -                    -                   -                -
Other comprehensive loss                    -             (412,000)                  -         (412,000)
Net Income                                  -                    -           1,166,911        1,166,911
Comprehensive income
                                   ---------------------------------------------------------------------
September 30, 2000                 $ (230,330)        $ (2,928,000)       $ 16,296,847     $ 21,419,129
Treasury stock purchased                    -                    -                   -       (2,060,186)
ESOP shares released                        -                    -                   -          205,337
RRP amortization                      212,640                    -                   -          212,640
Cash dividends declared on
common stock of $.36 per share              -                    -            (576,518)        (576,518)
 Change in unrealized loss on
Investment securities available for
sale, net of taxes                          -            3,900,000                   -        3,900,000
  Less reclassification
    Adjustment for gains
    Included in net income                  -                    -                   -                -
Other comprehensive income                  -                    -                   -                -
Net Income                                  -                    -             209,173          209,173
Comprehensive income
                                   ---------------------------------------------------------------------

Pittsburgh Financial Corp
Cosolidated Statements of Changes in Stockholders' Equity (continued) Years ended September 30, 2002, 2001 and 2000

                                                                                   Additional                         Unearned
                                              Comprehensive       Common            Paid-in         Treasury           Shares
                                                  Income           Stock            Capital           Stock           of ESOP
                                             ---------------------------------------------------------------------------------
September 30, 2001                                             $    21,821        $16,283,617       $(8,934,977)     $(944,698)
Treasury stock purchased                                                 -                  -        (1,463,345)             -
ESOP shares released                                                     -             33,692                 -        224,076
RRP amortization                                                         -                  -                 -              -
Cash dividends declared on
common stock of $.36 per share                                           -                  -                 -              -
Change in unrealized gain on
investment securities available
for sale, net of taxes                         $  609,000                -                  -                 -              -
  Less reclassification
    Adjustment for gains
    Included in net income                         (8,575)               -                  -                 -              -
                                               ----------
Other comprehensive income                        600,425                -                  -                 -              -
Net income                                     $  797,948                -                  -                 -              -
                                               ----------
Comprehensive income                           $1,398,373                -                  -                 -              -
                                               ===============================================================================
September 30, 2002                                              $   21,821        $16,317,309      $(10,398,322)     $(720,622)
                                                               ===============================================================

                                                                     Accumulated
                                               Unearned                Other                                       Total
                                                Shares             Comprehensive             Retained           Stockholders'
                                                of RRP                 Income                Earnings              Equity
                                             --------------------------------------------------------------------------------
September 30, 2001                              $(17,690)              $  972,000            $15,929,502          $23,309,575
Treasury stock purchased                               -                        -                      -           (1,463,345)
ESOP shares released                                   -                        -                      -              257,768
RRP amortization                                  17,690                        -                      -               17,690
Cash dividends declared on
common stock of $.36 per share                         -                        -               (507,132)            (507,132)
Change in unrealized gain on
investment securities available
for sale, net of taxes                                 -               $  609,000                      -          $   609,000
  Less reclassification
    Adjustment for gains
    Included in net income                             -                        -                      -                    -
Other comprehensive income                             -                        -                      -                    -
Net income                                             -                        -                797,948              797,948
Comprehensive income                                   -                        -                      -                    -
                                               ==============================================================================

September 30, 2002                              $      -               $1,581,000            $ 16,220,318         $23,021,504
                                               ==============================================================================

See notes to consolidated financial statements.

Pittsburgh Financial Corp. Consolidated Statements of Cash Flows

                                                                                  YEAR ENDED SEPTEMBER 30
                                                                      2002                 2001                 2000
                                                                  ----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        $    797,948         $    209,173         $ 1,166,911
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and goodwill amortization                                 708,014              619,002             477,661
Amortization and accretion of premiums and discounts on assets
   and  deferred loan fees                                             218,105              657,888             895,244
Amortization of RRP and release of ESOP shares                         275,458              417,977             375,134
Provision for loan losses                                              420,000              600,000             600,000
Gain on sale of fixed assets                                                 -                    -            (549,609)
(Gain) loss on sale of loans                                                 -              (16,184)             18,375
Current and deferred tax (benefit) provision                          (149,497)           3,510,674             (70,964)
Other, net                                                            (668,215)            (301,267)           (766,249)
                                                                  ------------------------------------------------------
Net cash provided by operating activities                            1,601,813            5,697,263           2,146,503

CASH FLOWS FROM INVESTING ACTIVITIES
Loan originations                                                  (56,928,885)        $(43,728,095)        (83,755,828)
Loan principal repayments                                          100,279,519           59,729,131          43,289,625
Net REO activity                                                       (87,893)             (55,972)          1,312,989
Purchase of loans                                                            -             (777,929)                  -
Proceeds from loan sales                                                     -            6,205,816           8,891,906
Purchases of:
  Available-for-sale securities                                    (59,274,679)         (32,386,293)        (17,133,427)
Purchase of bank owned life insurance                               (6,275,111)                   -                   -
Proceeds from sales, maturities and principal repayments of:
  Available-for-sale securities                                     37,024,042           38,797,073          26,747,651
Purchases of land, premises and equipment                             (274,133)          (1,478,419)         (2,226,188)
Proceeds from disposition of building                                        -                    -           1,404,743
Proceeds from sale of land                                               4,300                    -                   -
Other, net                                                            (298,000)          (1,725,801)           (519,221)
                                                                  ------------------------------------------------------
Net cash provided/(used) by investing activities                    14,169,160           24,761,511         (21,987,750)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in checking, passbook, and money market deposit         8,373,730            9,324,660           4,480,813
  accounts
Net (decrease) increase in certificates of deposit                 (25,162,208)          (1,993,787)         31,736,672
Increase(decrease) in advances from the Federal Home Loan Bank       5,572,523          (19,901,000)         (7,850,000)
Decrease in Reverse Repurchase Agreements                                    -                    -          (5,000,000)
Cash dividends paid to stockholders                                   (507,132)            (576,518)           (617,703)
Purchase of treasury stock                                          (1,463,345)          (2,060,186)         (1,119,347)
Repurchase of subordinated debt                                     (1,126,055)                   -                   -
                                                                  -----------------------------------------------------
 Net cash provided/(used) in financing activities                  (14,312,487)         (15,206,831)         21,630,435
                                                                  -----------------------------------------------------

Net increase in cash and cash equivalents                            1,458,486           15,251,943           1,789,188
Cash and cash equivalents at beginning of year                      22,360,230            7,108,287           5,319,099
                                                                  -----------------------------------------------------
Cash and cash equivalents at end of year                          $ 23,818,716         $ 22,360,230        $  7,108,287
                                                                  =====================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest                            $ 19,735,387         $ 22,899,814        $ 22,314,730

Income (refund) taxes                                                  826,497           (1,254,082)          1,073,185

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Foreclosed mortgage loans transferred to real estate owned        $  1,470,606         $    431,276        $    983,013

See notes to consolidated financial statements

Pittsburgh Financial Corp.

Notes to Consolidated Financial Statements

September 30, 2002

1. BASIS OF PRESENTATION AND ORGANIZATION

The consolidated financial statements include the accounts of Pittsburgh Financial Corp. (the Company) and its wholly owned subsidiaries, Pittsburgh Savings Bank (d/b/a BankPittsburgh) (the Bank) and Pittsburgh Home Capital Trust I (the "Trust"). Pinnacle Settlement Group, LLC is a majority owned subsidiary of the Company. Its business relates primarily to providing title and settlement services. FraMal Holdings Corporation is a wholly owned subsidiary of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank is a state-chartered stock savings bank headquartered in Pittsburgh, Pennsylvania, and conducts business from nine offices in Allegheny and Butler counties. The Bank is primarily engaged in attracting retail deposits from the general public and using such deposits to originate loans. The Company and Bank are subject to the regulations of certain federal and state agencies and periodic examinations by certain regulatory authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

CASH AND NONINTEREST-EARNING DEPOSITS

The Bank is required by the Federal Reserve Bank to maintain cash and reserve balances. The reserve calculation is 0% of the first $5.7 million of checking deposits, 3% of the next $35.6 million of checking deposits and 10% of total checking deposits over $41.3 million. These required reserves, net of allowable credits, amounted to $925,000 at September 30, 2002.

INVESTMENT SECURITIES

Investment securities available for sale are carried at fair value based upon quoted market prices. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of investment securities below cost are evaluated for other-than-temporary impairment losses on a quarterly basis.

Impairment losses for declines in value of fixed maturity investments and equity securities below cost attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment and are recognized when appropriate in accordance with Staff Accounting Bulletin (SAB) 59, Financial Accounting Standard (FAS) 115, "Accounting for Certain Investments in Debt and Equity Securities," and related guidance. For fixed maturity investments with unrealized losses due to market conditions or industry-related events where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other-than-temporary.

BANK OWNED LIFE INSURANCE

Bank Owned Life Insurance (BOLI) is carried by the Bank at the current cash surrender values of the underlying policies. The policies are single premium policies that do not carry loads or surrender charges. Income earned on the policies is based on the crediting rate on the individual insurance contracts.

LOANS RECEIVABLE AND THE ALLOWANCE FOR LOAN LOSSES

Loans are reported at their outstanding principal adjusted for any chargeoffs, the allowance for loan losses, and any deferred fees or costs on originated loans. Loan origination and commitment fees and certain direct origination costs have been deferred over the estimated lives of related loans and recognized as an adjustment of the yield of the related loan, for anticipated loan prepayments.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when the loan becomes more than 90 days past due. A reserve for the loss of accrued but uncollected interest is established at the time the interest accrual is discontinued. Interest ultimately collected is credited to income in the period of recovery.

Impaired loans consist of nonhomogeneous loans in which management has determined, based on the evaluation of current information and events, that it is probable that the Bank will not be able to collect all of the amounts due on these loans in accordance with the contractual terms of the loan agreements. The Company had no impaired loans as of September 30, 2002 and 2001. Nonaccrual, substandard and doubtful commercial and other real estate loans are evaluated for impairment and have been included in management's assessment of the adequacy of the allowance.

The allowance for loan losses is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

FORECLOSED REAL ESTATE

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are recorded at the lower of the carrying amount of the loan or fair value of the property less cost to sell. After foreclosure, valuations are periodically performed by management and a valuation allowance is established for any declines in the fair value less cost to sell below the property's carrying amount. Revenues and expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line method with asset lives ranging from three to thirty years. Maintenance and repairs are charged to expense as incurred.

STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with contractual maturities of 90 days or less.

EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Options, warrants, and other potentially dilutive securities are excluded from the basic calculation, but are included in diluted EPS. As discussed in Note 10, the Company accounts for shares acquired by its ESOP in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee's individual account.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

                                                               2002          2001          2000
                                                            --------------------------------------
Numerator for basic and diluted earnings per share--net
  income                                                    $  797,948    $  209,173    $1,166,911
Denominator:
  Denominator for basic earnings per share--weighted
     average shares                                          1,326,197     1,490,407     1,552,541
  Effect of dilutive securities:
     Employee stock options                                     35,039         9,530         2,666
     Unvested Management Recognition Plan Stock                      -             -             -
                                                            --------------------------------------
  Dilutive potential common shares                              35,039         9,530         2,666
                                                            --------------------------------------
  Denominator for diluted earnings per share--adjusted
     weighted average shares and assumed conversions         1,361,236     1,499,937     1,555,207
                                                            ======================================
  Basic earnings per share                                  $      .60    $      .14    $      .75
                                                            ======================================
  Diluted earnings per share                                $      .58    $      .14    $      .75
                                                            ======================================

TREASURY STOCK

The acquisition of treasury stock is recorded under the cost method. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to additional paid-in capital.

STOCK OPTIONS

FAS No. 123 defines a fair value-based method of accounting for stock-based employee compensation plans. Under the fair value-based method, compensation cost is measured at the grant date based upon the value of the award and is recognized over the service period. The standard encourages all entities to adopt this method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation costs for its plans as prescribed in Accounting Principles Board Opinion (Opinion) No. 25, "Accounting for Stock Issued to Employees." Since the Company has elected to use the accounting in Opinion No. 25, pro forma disclosures of net income and earnings per share are made as if the fair value method of accounting, as defined by FAS No. 123 had been applied (see Note 10).

GOODWILL AMORTIZATION

Amortization of goodwill is computed using the straight-line method over ten years.

In June 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives.

In October 2002, the FASB issued FAS No. 147, "Acquisitions of Certain Financial Institutions." The Statement provides guidance on the accounting for acquisition of a financial institution which had previously been addressed in FAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." FAS No. 147 states that the excess of the fair value of liabilities assumed over the fair value of the tangible and identifiable intangible assets acquired, if acquired in a business combination, represents goodwill that should be accounted for in accordance with FAS No. 142. The provisions of this Statement are effective October 1, 2002.

Application of these Statements is expected to reduce non-interest expense by approximately $33,000 in 2003 as compared to 2002.

FAS No. 142, as part of its adoption provisions, requires a transitional impairment test to be applied to all goodwill and other indefinite-lived intangible assets within the first half of the year of fiscal year 2003 and any resulting impairment loss be reported as a change in accounting principle. Management does not expect an impairment loss to be recorded in 2003 as a result of this test.

INTEREST RATE CAP AGREEMENT

On October 1, 2000, the Company adopted FAS No. 133, which requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of a particular hedge, must be recognized currently in earnings. Upon adoption, the cumulative transition adjustment was approximately $75,000.

The Company enters into interest rate caps as a means of hedging interest rate risk on floating rate liabilities. The costs of cap transactions are deferred and amortized over the contract period. The amortized costs of cap transactions are included in interest expense on advances and other borrowings.

COMPREHENSIVE INCOME

Comprehensive income, which includes unrealized gains and losses on the Company's Available-for-Sale securities, was $1,398,373, $4,027,871 and $754,911 for the years ended September 30, 2002, 2001, and 2000, respectively.

BUSINESS SEGMENTS

The Company views itself as one segment of business which is community banking. As such, financial information for this segment does not differ materially from the information provided in the consolidated financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made in prior year financial statements to conform to current presentation.

3. INVESTMENT SECURITIES

Securities classified by type at September 30, 2002 and 2001 are summarized below by scheduled maturity.

                                                                     AVAILABLE FOR SALE
                                                -----------------------------------------------------------
                                                                     SEPTEMBER 30, 2002
                                                -----------------------------------------------------------
                                                  AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                    COST             GAINS         LOSSES         VALUE
                                                -----------------------------------------------------------
U.S. Government and agency obligations due:
Within 12 months                                $  3,981,897      $   91,800             -     $  4,073,697
Beyond 12 months but within 5 years                6,008,984         294,000             -        6,302,984
Beyond 5 years but within 10 years                   960,778          23,400           200          983,978
Beyond 10 years                                    2,611,015          70,900         6,900        2,675,015
                                                -----------------------------------------------------------
                                                  13,562,674         480,100         7,100       14,035,674
Mortgage-backed securities:
Government National Mortgage Association:
Beyond 12 months but within 5 years                        -               -             -                -
Beyond 5 years but within 10 years                   360,604          21,000             -          381,604
Beyond 10 years                                   15,146,436       1,219,000       552,000       15,813,436
Federal National Mortgage Association:
Within 12 months                                     107,065           3,000             -          110,065
Beyond 12 months but within 5 years                        -               -             -                -
Beyond 5 years but within 10 years                 2,027,987         103,000             -        2,130,987
Beyond 10 years                                   28,321,555         772,000        17,000       29,076,555
Federal Home Loan Mortgage Corporation:
Within 12 months                                           -               -             -                -
Beyond 12 months but within 5 years                3,010,636          32,500             -        3,043,136
Beyond 5 years but within 10 years
Beyond 10 years                                   15,488,949         393,500         4,000       15,878,449
Collateralized Mortgage Obligations:                       -               -             -                -
Beyond 12 months but within 5 years                1,728,877          16,000             -        1,744,877
Beyond 5 years but within 10 years                 1,011,711           7,500             -        1,019,211
Beyond 10 years                                   14,789,263         107,500        28,000       14,868,763
                                                -----------------------------------------------------------
                                                  81,993,083       2,675,000       601,000       84,067,083
Adjustable Rate Mortgage Fund                     10,250,000          23,000             -       10,273,000
                                                -----------------------------------------------------------
     Trust Preferred Securities
Beyond 10 years                                 $  5,602,290      $  110,000      $283,000     $  5,429,290
                                                -----------------------------------------------------------
Total available-for-sale securities             $111,408,047      $3,288,100      $891,100     $113,805,047
                                                ===========================================================

                                                                          HELD TO MATURITY
                                                  ---------------------------------------------------------------------
                                                                         SEPTEMBER 30, 2002
                                                  ---------------------------------------------------------------------
                                                   AMORTIZED           UNREALIZED          UNREALIZED           FAIR
                                                     COST                 GAINS              LOSSES            VALUE
                                                  ---------------------------------------------------------------------
     Trust Preferred Securities
Beyond 10 years                                   $10,490,985           $446,900             $56,900        $10,880,985
                                                  =====================================================================

                                                                            Available for Sale
                                                  ---------------------------------------------------------------------
                                                                            September 30, 2001
                                                  ---------------------------------------------------------------------
                                                   Amortized           Unrealized           Unrealized          Fair
                                                     Cost                 Gains               Losses           Value
                                                  ---------------------------------------------------------------------
U.S. Government and agency obligations due:
Within 12 months                                    $4,503,605         $   94,215           $      -        $ 4,597,820
Beyond 12 months but within 5 years                  6,903,993            457,006                  -          7,360,999
Beyond 5 years but within 10 years                   1,488,221             51,779                  -          1,540,000
Beyond 10 years                                              -                  -                  -                  -
                                                  ---------------------------------------------------------------------
                                                    12,895,819            603,000                  -         13,498,819
Mortgage-backed securities:
Government National Mortgage Association:
Beyond 12 months but within 5 years                     67,758              4,000                  -             71,758
Beyond 5 years but within 10 years                     520,055             24,000                  -            544,055
Beyond 10 years                                     24,795,579            615,000                  -         25,410,579
Federal National Mortgage Association:
Beyond 12 months but within 5 years                          -                  -                  -               -
Beyond 10 years                                     21,123,822            368,000                  -         21,491,822
Federal Home Loan Mortgage Corporation:
Within 12 months                                             -                  -                  -                  -
Beyond 12 months but within 5 years                          -                  -                  -                  -
Beyond 5 years but within 10 years                           -                  -                  -                  -
Beyond 10 years                                     13,811,009            200,000                  -         14,011,009
Collateralized Mortgage Obligations:
Beyond 12 months but within 5 years                  2,009,318             32,000                  -          2,041,318
Beyond 5 years but within 10 years                     584,277              9,000                  -            593,277
Beyond 10 years                                      8,997,331            124,000              1,000          9,120,331
                                                  ---------------------------------------------------------------------
                                                    71,909,149          1,376,000              1,000         43,284,149
       Trust Preferred Securities
Beyond 10 years                                      4,611,531                  -            505,000          4,106,531
                                                  ---------------------------------------------------------------------
Total available-for-sale securities                $89,416,499         $1,979,000           $506,000        $90,889,499
                                                  ---------------------------------------------------------------------

                                                                            Held to Maturity
                                                 ----------------------------------------------------------------------
                                                                           September 30, 2001
                                                 ----------------------------------------------------------------------
                                                  AMORTIZED COST    Unrealized Gains    Unrealized Losses    Fair Value
                                                 ----------------------------------------------------------------------
       Trust Preferred Securities
Beyond 10  years                                   $10,397,506         $       -            $126,318        $10 271,188

U.S. Government obligations carried at approximately $4.5 million at September 30, 2002 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross realized gains and gross realized losses on sales of available for sale securities were $14,640 and $6,065, respectively in 2002; $69,377 and $150,679 respectively, in 2001 and $43,882 and $215,421 respectively, in 2001.

Interest rate cap agreements are instruments used by the Company in hedging certain short-term liabilities. An interest rate cap is an agreement whereby the seller of the cap contractually agrees to pay the buyer the difference between the actual interest rate and the strike rate per the cap contract (if the actual rate is higher than the strike rate). At September 30, 2002, the Company had notional balances of interest rate cap agreements totaling $25 million. The Bank would receive variable interest payments based on the spread between the variable three-month LIBOR rate and the strike rate of the caps if the variable three-month LIBOR rate is higher than the strike rate. The strike rate of the agreement held by the Bank at September 30, 2002 was 7%. The agreement has an expiration date of March 6, 2003.

4. LOANS RECEIVABLE, NET

Loans receivable, net at September 30, 2002 and 2001 are summarized below:

                                                                    2002                  2001
                                                                ----------------------------------
First mortgage loans:
 1-4 family residential permanent                               $153,895,645          $204,432,513
 1-4 family residential construction                               2,771,400             4,808,184
 Mortgage loans - residential construction builder                 7,508,450            12,720,373
 Mortgage loans - commercial                                      45,231,963            30,261,890
 Mortgage loans - commercial construction                          9,733,889            14,282,253
Loans in process                                                  (4,496,300)           (6,891,593)
Deferred loan costs                                                  328,695               450,508
Unamortized premium                                                   85,269                60,120
                                                                ----------------------------------
Total first mortgage loans                                       215,059,011           260,124,248

Home equity loans and lines                                       18,549,126            20,838,678
Other loans                                                       10,220,791             6,586,286
Allowance for loan losses                                         (3,023,217)           (2,644,172)
                                                                ----------------------------------
                                                                $240,805,711          $284,905,040
                                                                ==================================

Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                  2002             2001              2000
                                               ---------------------------------------------
Balance at beginning of year                   $2,644,172       $2,237,554        $1,956,744
Provision                                         420,000          600,000           600,000
Chargeoffs                                       (157,152)        (235,732)         (323,030)
Recoveries                                        116,197           42,350             3,840
                                               ---------------------------------------------
Net chargeoffs                                    (40,955)        (193,382)         (319,190)
                                               ---------------------------------------------
Balance at end of year                         $3,023,217       $2,644,172        $2,237,554
                                               =============================================

Real estate loans in arrears three months or more or in process of foreclosure at September 30, 2002 and 2001 were as follows:

                                           NUMBER                             % OF REAL
                                          OF LOANS           AMOUNT          ESTATE LOANS
                                          -----------------------------------------------
2002                                         21            $3,945,081            1.84%
2001                                         30            $1,946,798             .80%

The Bank had outstanding loan origination commitments of $26,427,111 and $31,866,052 including $15,211,315 and $6,020,677 available on lines of credit, at September 30, 2002 and 2001, respectively. There were no loans committed to be sold at September 30, 2002 and 2001.

The Bank utilizes established loan underwriting procedures which generally require the taking of collateral to secure loans and does not believe it has a significant concentration of credit risk to any one borrower but does estimate that essentially all of its loans are located within Allegheny and Butler counties and surrounding counties in Pennsylvania.

5. PREMISES AND EQUIPMENT

Premises and equipment and the related accumulated depreciation at September 30, 2002 and 2001 consist of the following:

                                                    2002              2001
                                                -----------------------------
Land                                            $   895,065       $   899,365
Buildings and improvements                        4,517,139         4,324,448
Furniture and equipment                           3,686,366         3,418,287
Construction in progress                                  -           186,636
                                                -----------------------------
                                                  9,098,570         8,828,736
Less accumulated depreciation                    (3,396,848)       (2,707,598)
                                                -----------------------------
                                                $ 5,701,722       $ 6,121,138
                                                =============================

Depreciation expense was $689,250, $585,987, and $444,647 for the years ended September 30, 2002, 2001, and 2000, respectively.

The Bank leases office space under noncancelable operating leases. Future minimum lease commitments under these operating lease agreements are as follows:

YEAR ENDING SEPTEMBER 30
2003                                           $  742,600
2004                                              742,600
2005                                              742,600
2006                                              641,198
2007                                              641,198
2008 and thereafter                             4,680,593
                                               ----------
Total minimum payments                         $8,190,788
                                               ==========

Total rental expense for these leases charged to earnings was $766,868, $736,952, and $143,292, for the years ended September 30, 2002, 2001, and 2000, respectively.

6. DEPOSITS

Deposits at September 30, 2002 and 2001 are summarized as follows:

                                               2002                  2001
                                           ----------------------------------
Non interest-bearing demand                $ 12,326,753          $  8,464,509
Interest-bearing demand                      14,800,015            15,611,229
Savings deposits                             28,657,149            25,435,988
Variable money market                        18,168,418            16,066,879
Certificates of deposit                     122,270,137           147,432,345
                                           ----------------------------------
Total deposits                             $196,222,472          $213,010,950
                                           ==================================

Individual retirement accounts totaled $18,088,705 and $16,496,749 at September 30, 2002 and 2001, respectively.

Accrued interest payable on deposits included in other liabilities was $130,124 and $436,661 at September 30, 2002 and 2001, respectively.

The contractual maturity of certificate accounts are as follows:

                                                      SEPTEMBER 30
                                               2002                  2001
                                           ----------------------------------
2003                                       $ 58,664,230          $101,279,177
2004                                         26,766,875            25,813,141
2005                                          8,479,620             7,874,982
2006                                         14,143,101             1,925,031
2007 and thereafter                          14,216,311            10,540,014
                                           ----------------------------------
                                           $122,270,137          $147,432,345
                                           ==================================

Certificate accounts of $100,000 or more at September 30, 2002 and 2001 were $30,796,974 and $42,732,466 respectively.

In September, 2001, the Bank issued $8,397,000 in wholesale certificates of deposit with original maturities of between three and seven years at a weighted average cost of 4.77%. These certificates are included in the deposit totals reflected in the table above.

The following schedule sets forth interest expense by fiscal year by type of deposit:

                                              2002             2001              2000
                                           ---------------------------------------------
Demand and money market accounts           $  533,786      $   658,935        $  508,277
Savings deposits                              508,561          585,029           663,671
Certificates of deposit                     6,479,388        9,092,326         7,148,233
                                           ---------------------------------------------
                                           $7,521,735      $10,336,291        $8,320,181
                                           =============================================

7. FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

FHLB ADVANCES

The Bank is a member of the Federal Home Loan Bank (FHLB) System. As a member, the Bank has the ability to borrow "advances" which are collateralized by certain mortgages and investment securities. The Bank is also required to maintain an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh in an amount not less than 1% of its outstanding residential loans or 5% of its outstanding advances (whichever is greater), if any, payable to the Federal Home Loan Bank of Pittsburgh as calculated at December 31 of each year.

Advances from the FHLB consist of the following:

                                          SEPTEMBER 30, 2002                        SEPTEMBER 30, 2001
                                  ---------------------------------------------------------------------------
                                    WEIGHTED                                  WEIGHTED
STATED MATURITY                   AVERAGE RATE            AMOUNT            AVERAGE RATE            AMOUNT
-------------------------------------------------------------------------------------------------------------
Less than 12 months                  6.26%             $ 24,500,000            5.61%             $ 11,750,000
One to two years                     4.27%                3,000,000            6.26%               24,500,000
Two to three years                   6.01%               21,500,000            5.03%                2,000,000
Three to four years                  6.65%                1,000,000            6.14%               20,500,000
Thereafter                           5.93%              111,888,253            6.15%               97,565,730
                                  ---------------------------------------------------------------------------
                                     5.97%             $161,888,253            6.12%             $156,315,730
                                  ===========================================================================

Approximately $130,500,000 of the outstanding FHLB advances are adjustable rate notes with a weighted average yield of 6.02% at September 30, 2002. Advances from the Federal Home Loan Bank of Pittsburgh are secured by the Bank's stock in the Federal Home Loan Bank of Pittsburgh, qualifying residential mortgage loans, U.S. Government securities, U.S. agency securities, and mortgage-backed securities issued or guaranteed by GNMA, FHLMC, and FNMA to the extent that the defined statutory value must be at least equal to the advances outstanding. The maximum remaining borrowing capacity at September 30, 2002 is $62,776,747. The advances are subject to restrictions or penalties in the event of prepayment.

REPURCHASE AGREEMENTS

The Bank enters into sales of securities under agreements to repurchase. These transactions are reflected as a liability on the accompanying Consolidated Statements of Financial Condition. The dollar amount of securities underlying the agreements remains in the asset account, although the securities underlying the agreements are delivered to primary dealers who manage the transactions. All of the agreements were to repurchase identical securities.

At September 30, 2002, repurchase agreements outstanding amounted to $20 million with a weighted average rate of 5.51% and a maturity date of May 8, 2008. Within one year, $20 million of repurchase agreements may be called by the issuer. Securities underlying these repurchase agreements consisted of mortgage-backed securities and U. S. Agencies with carrying values of $21.6 million (market value of $23.5 million) at September 30, 2002. The maximum amounts of outstanding repurchase agreements during the year ended September 30, 2002 were $20 million.

8. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN SUBORDINATED DEBT

On January 30, 1998, the Company issued, through a wholly owned subsidiary, Pittsburgh Home Capital Trust I (the Trust) 8.56% Cumulative Trust Preferred Securities (Preferred Securities) and received proceeds of $10,764,829 (net of $735,171 of offering costs). The Preferred Securities have an aggregate liquidation amount of $11,500,000, which are redeemable at the option of the Company on or after January 30, 2003 or upon occurrence of certain regulatory events. The securities have a stated final maturity of January 30, 2028. Holders of Preferred Securities are entitled to receive cumulative cash distributions, at the annual rate of 8.56% of the liquidation amount of $10 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears. The Company has guaranteed the payment of distributions and payments on liquidation of redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust.

The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust, which consist solely of 8.56% Subordinated Debentures (the Subordinated Debentures) issued by the Company to the Trust. The Subordinated Debentures bear interest at 8.56%, payable quarterly. The Subordinated Debentures are unsecured and are effectively subordinated to all existing and future liabilities of the Company. The Company has the right, at any time, so long as no event of default has occurred, to defer payments of interest on the Subordinated Debentures for a period not to exceed 20 consecutive quarters. Exercise of this right by the Company will result in the deferral of quarterly payments on the Preferred Securities; however, interest will continue to accrue on the Subordinated Debentures and unpaid dividends accumulate on the Preferred Securities. The proceeds from the Preferred Securities qualify as Tier I capital with respect to the Company under risk-based capital guidelines established by the Federal Reserve. Federal Reserve guidelines for calculation of Tier I capital limit the amount of cumulative preferred stock which can be included in Tier I capital to 25% of total Tier I capital.

During the fiscal year ended September 30, 2002, the Company repurchased on the open market 119,300 preferred beneficial interests in the Pittsburgh Home Capital Trust I Cumulative Trust Preferred securities, at an average cost of $9.47 per share. In October 2002, the Company repurchased an additional 62,500 preferred beneficial interests of the Pittsburgh Home Capital Trust I Cumulative Trust Preferred securities at an average cost of $10.26 per share. As of October 2002, the Company has repurchased a total of 1.61% of the preferred beneficial interests outstanding.

9. INCOME TAXES

Income tax expense in the consolidated statements of income for the years ended September 30, 2002, 2001, and 2000, respectively, includes the following components:

                                      2002           2001          2000
                                   --------------------------------------
Federal:
Current                            $ 320,999      $ 264,507      $332,398
Deferred                             (17,346)      (199,507)      (70,694)
State:
Current                               75,347         20,000       221,296
                                   --------------------------------------
                                   $ 379,000      $  85,000      $483,000
                                   ======================================

A reconciliation from the expected federal statutory income tax provision to the effective tax provision expressed as a percentage of pretax income is as follows:

                                                                PERCENTAGE OF PRETAX INCOME
                                                             ----------------------------------
                                                                  YEAR ENDED SEPTEMBER 30
                                                             2002           2001           2000
                                                             ----------------------------------
Expected federal tax rate                                    34.0%          34.0%          34.0%
State income taxes, net of federal income tax effect          4.2            4.5            8.9
Bank owned life insurance                                    (8.0)             -              -
Tax-exempt interest income                                   (1.6)             -           (3.1)
Other, net                                                    3.6           (9.6)         (10.5)
                                                             ----------------------------------
Actual effective tax rate                                    32.2%          28.9%          29.3%
                                                             ==================================

Deferred federal income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred federal income tax assets and liabilities as of September 30, 2001 and 2000 are as follows:

                                                                   2002                2001
                                                                ------------------------------
Deferred federal income tax assets:
Allowance for loan losses                                       $  810,934          $  861,221
Other                                                              178,364             248,486
                                                                ------------------------------
Total deferred federal income tax assets                           989,298           1,109,707

Deferred federal income tax liabilities:
Tax-based bad debt reserve in excess of base year                   46,155              75,069
Net unrealized gain on securities available for sale               816,000             500,727
Deferred loan fees                                                 111,757             153,173
Points and odd days deferral                                        51,708              87,625
Other                                                              140,011             136,827
                                                                ------------------------------
Total deferred federal income tax liabilities                    1,165,631             953,421
                                                                ------------------------------
Net deferred federal income tax assets                          $ (176,333)         $  156,286
                                                                ==============================

Retained earnings at September 30, 2002 include financial statement tax bad debt reserves of $3,030,000. The Small Business Job Protection Act of 1996 passed on August 20, 1996 eliminated the special bad debt deduction previously granted solely to thrifts. This results in the recapture of past taxes for permanent deductions arising from the "applicable excess reserve," which is the total amount of the Bank's reserve over its base year reserve as of September 30, 1987. The recapture tax is to be paid in six equal annual installments beginning after September 30, 1996. However, deferral of these payments is permitted for up to two years, as a result of the Bank satisfying a specified mortgage origination test for 1997 and 1998. At September 30, 2002, the Bank had $135,750 in excess of the base year reserves, and subject to prevailing corporate tax rates, the Bank will owe $46,155 in federal taxes, which is reflected as a deferred tax liability. No provision is required to be made for the $2,894,000 of base year reserves.

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax which is calculated at 11.5% of earnings based on generally accepted accounting principles with certain adjustments.

10. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Company has an ESOP for the benefit of employees who meet eligibility requirements which include having completed one year of service with the Bank and having attained age 21. The ESOP Trust purchased 174,570 shares of common stock in connection with the Company's initial public offering with the proceeds from a loan from the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make required loan payments to the Company.

The ESOP note bears a fixed rate of interest equal to 8.5%, with equal payments of interest and principal payable quarterly over ten years. The loan is secured by the shares of stock purchased.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as deferred ESOP shares in the statement of financial condition. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt.

The Company petitioned the Internal Revenue Service in a private letter ruling request to treat the return of capital distribution to the ESOP's unallocated shares as being attributable to the proceeds of the original loan from the Company to the ESOP since it represents the diminution in value of those shares. As such, the Company used the return of capital distribution on the unallocated shares held by the ESOP to acquire 20,848 shares of the Company's stock on the open market.

Compensation expense for the ESOP was $257,769, $205,337, and $162,494, for the years ended September 30, 2002, 2001, and 2000 respectively. The total shares allocated to participants in the ESOP were 114,477 and 90,688 at September 30, 2002 and 2001, respectively.

THE FOLLOWING SUMMARIZES THE STATUS OF THE ESOP SHARES AT SEPTEMBER 30:

                                                               2002             2001           2000
                                                            ------------------------------------------
Beginning balance of unreleased ESOP shares                    124,730          125,026        142,174
Additional shares purchased                                          -           20,000              -
Shares released for allocation                                 (23,789)         (20,296)       (17,148)
                                                            ------------------------------------------
Ending balance of unreleased ESOP shares                       100,941          124,730        125,026
                                                            ==========================================

Fair value of unreleased shares at September 30             $1,169,906       $1,465,573     $1,125,234
                                                            ==========================================

STOCK OPTION PLAN

The Company has Stock Option Plans that are designed to provide directors, officers, and key employees with a proprietary interest in the Company as an incentive to contribute to its success. All options granted to participants under the plans become vested and exercisable at the rate of 20% per year on each annual anniversary date. The Company's 1996 Plan was adopted in October 1996 and had a total of 218,212 shares of common stock reserved for issuance pursuant to the plan. The Company's 2000 Plan was adopted in January, 2000 and had a total of 88,365 shares of common stock reserved for issuance. As of September 30, 2002, there were 33,203 options remaining to be awarded under the plans.

The grant price of all options is equal to the fair market value of the Company's common stock at the grant date. The following table summarizes the changes in stock options outstanding at, and during, the two year period ended September 30, 2002:

                                                                                                                          WEIGHTED
                                                                                                                          AVERAGE
                                                                                                                          EXERCISE
Exercise price per share  $7.500   $9.000   $10.375   $11.00   $11.38  $11.75  $13.625  $13.75  $14.625  $18.50    TOTAL   PRICE
                          ========================================================================================================
Outstanding at
   October 1, 1999              -        -   135,573        -       -   7,000   17,456   4,950  24,701   19,000   208,680  $12.016
     Granted                    -   23,000         -        -       -       -        -       -       -        -    23,000    9.000
     Exercised                  -        -         -        -       -       -        -       -       -        -         -        -
     Forfeited                  -        -         -        -       -       -        -       -       -        -         -        -
                          ----------------------------- --------------------------------------------------------------------------
Outstanding at
   October 1, 2000              -   23,000   135,573        -       -   7,000   17,456   4,950  24,701   19,000   231,680  $11.716
     Granted               25,000        -         -        -  13,000       -        -       -       -        -    38,000    8.827
     Exercised                  -        -         -        -       -       -        -       -       -        -         -        -
     Forfeited             (3,000)  (3,000)  (24,838)       -       -       -        -       -  (3,000)  (2,000)  (35,838)  10.828
                          ------------------------------ -------------------------------------------------------------------------
Outstanding at
   September 30, 2001      22,000   20,000   110,735        -  13,000   7,000   17,456   4,950  21,701   17,000   233,842   11.383
     Granted                    -        -         -   30,000       -       -        -       -       -        -    30,000   11.000
     Exercised                  -        -         -        -       -       -        -       -       -        -         -        -
     Forfeited                  -        -         -        -       -       -        -       -       -        -         -        -
                          --------------------------------------------------------------------------------------------------------
Outstanding at
   September 30, 2002      22,000   20,000   110,735   30,000  13,000   7,000   17,456   4,950  21,701   17,000   263,842   11.339
                          ========================================================================================================
Exercisable at
   September 30, 2002       4,400    8,000   110,735        -   2,600   7,000   17,456   4,950  13,021   13,600   181,762   11.629
                          ========================================================================================================

The Company accounts for stock options in accordance with Opinion No. 25. The following pro forma information regarding net income and earnings per share assumes the adoption of the expense recognition provision of Statement No. 123. The estimated fair value of the options is amortized to expense over the option and vesting period. The fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates approximate the 7 year US Treasury rate at the time of issuance, with ranges between 4.25% and 6.00%, and dividend yields of between 1.3% and 4.0%; volatility factors of the expected market price of the Company's common stock of .203 and a weighted average expected life of seven years.

                                                             2002             2001            2000
                                                           ------------------------------------------
Net income before stock options                            $797,948         $209,173       $1,166,911
Compensation expense (tax effected) from options             57,331           50,257          120,716
                                                           ------------------------------------------
Pro forma net income                                       $740,617         $158,916       $1,046,195
                                                           ==========================================
Pro forma dilutive earnings per share                      $    .54         $    .11       $      .67
                                                           ==========================================

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

RECOGNITION AND RETENTION PLAN AND TRUST

At a special meeting of the stockholders held on October 15, 1996, the stockholders of the Company approved and established a Recognition and Retention Plan and Trust, the objective of which is to retain qualified personnel in key positions of the Company. Directors, officers, and key employees will be eligible to receive benefits under the plan. During the year ended September 30, 1997, the Company contributed $1,063,170 to the trust to purchase 87,285 shares of common stock in connection with the Company's public offering necessary to establish the plan. Shares awarded under the Recognition and Retention Plan
(RRP) shall become vested and exercisable at the rate of 20% per year over five years on each annual anniversary date. The Company amortized the prepaid compensation and recording additions to stockholders' equity as the shares vested. Compensation expense attributable to the plan amounted to $17,690, $212,640, and $212,640 for the years ended September 30, 2002, 2001 and 2000.

THRIFT PLAN

Effective October 1, 1995, the Bank provided eligible employees participation in a 401(k) contributory defined contribution plan. The Bank matches 50% of an employee's contribution up to 6% of an employee's compensation. The Bank contributed $50,489, $50,563, and $46,156, to the 401(k) for the years ended September 30, 2002, 2001, and 2000, respectively.

PENSION PLAN

The Bank participates in a retirement plan which covers all eligible employees through the Financial Institution Retirement Fund, a member of the Pentegra Group, which is a multiemployer defined benefit plan. The fund does not compute and provide separate actuarial valuations or segregation of plan assets by employer. The actuarial cost method used for funding the plan is the projected benefit method. The fund was fully funded at June 30, 2002, which is the plan year-end. Pension expense was approximately $0, $55,000, and $0, respectively for the periods ended September 30, 2002, 2001, and 2000.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Bank has established a Supplemental Executive Retirement Plan ("SERP") to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Company's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions, and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement age of 62. For the year ended September 30, 2002, the Company recognized expense under the SERP of $56,023.

11. STOCKHOLDERS' EQUITY

Under federal regulations, the Bank is required to maintain specific amounts of capital. The following table sets forth certain information concerning the Bank's regulatory capital:

                                                      SEPTEMBER 30, 2002                    SEPTEMBER 30, 2001
                                             -------------------------------------------------------------------------
                                              TIER I      TIER I     TOTAL RISK-    TIER I     TIER I      TOTAL RISK-
                                             LEVERAGE   RISK-BASED     BASED       LEVERAGE   RISK-BASED     BASED
                                             CAPITAL     CAPITAL      CAPITAL      CAPITAL     CAPITAL      CAPITAL
                                             -------------------------------------------------------------------------
                                             (Dollars in thousands)

Equity capital (1)                           $ 31,144    $ 31,144      $ 31,144   $ 32,204     $ 32,204     $ 32,204
Plus general valuation allowances (2)               -           -         2,971          -            -        2,644
                                             -------------------------------------------------------------------------
Total regulatory capital                       31,144      31,144        34,115     32,204       32,204       34,848
Minimum required capital                       16,466       9,550        19,099     16,581        8,924       17,847
                                             -------------------------------------------------------------------------
Excess regulatory capital                      14,678      21,594        15,016     15,623       23,280       17,001
                                             =========================================================================
Adjusted total assets                        $411,638    $238,738      $238,738   $414,523     $223,088     $223,088
                                             =========================================================================

Regulatory capital as a percentage               7.57%      13.05%        14.29%      7.77%       14.44%       15.62%
Minimum capital required as a percentage         4.00        4.00          8.00       4.00         4.00         8.00
                                             -------------------------------------------------------------------------
Excess regulatory capital as a percentage        3.57%       9.05%         6.29%      3.77%       10.44%        7.62%
                                             =========================================================================
Well-capitalized requirement                     5.00%       6.00%        10.00%      5.00%        6.00%       10.00%
                                             =========================================================================

(1) Represents equity capital of the Bank as reported to the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

(2) Limited to 1.25% of risk-adjusted total assets.

The Bank is also subject to more stringent Pennsylvania Department of Banking capital guidelines. Although not adopted in regulation form, the Department utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital.

In connection with the Bank's stock conversion, the Bank segregated and restricted $11,167,000 of retained earnings, the amount of its regulatory capital at that date, in a liquidation account for the benefit of eligible savings account holders who continue to maintain their accounts at the Bank after conversion. In the event of a complete liquidation of the Bank subsequent to conversion, each eligible account holder will be entitled to receive a distribution from the liquidation account in the amount proportionate to the current adjusted balances of all qualifying deposits then held before any liquidation distribution may be made with respect to the stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of such capital.

Subsequent to the conversion, neither the Bank nor the Company may declare or pay cash dividends on any of their shares of common stock if the effect would be to reduce stockholders' equity below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

12. LOANS TO RELATED PARTIES

The Bank has granted loans to certain directors and officers of the Bank and to their affiliates. Such loans are made in the ordinary course of business at the Bank's normal credit terms and do not represent more than normal risk of collection. These loans aggregated approximately $428,044, $454,302, and $197,590 at September 30, 2002, 2001, and 2000, respectively. There were no new loans granted and repayments approximated $26,258 in fiscal 2002.

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of FAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The market value of investments and mortgage-backed securities, as presented in Note 3, are based primarily upon quoted market prices. For substantially all other financial instruments, the fair values are management's estimates of the values at which the instruments could be exchanged in a transaction between willing parties. In accordance with FAS No. 107, fair values are based on estimates using present value and other valuation techniques in instances where quoted prices.

are not available. These techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. As such, the derived fair value estimates cannot be substantiated by comparison to independent markets, and further, may not be realizable in an immediate settlement of the instruments. FAS No. 107 also exclude certain items from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the underlying value of the Company.

Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: Cash and interest-bearing deposits in financial institutions: The carrying amounts reported in the balance sheet for cash and interest-bearing deposits approximate those assets' fair value.

Investment securities, including mortgage-backed securities and equity securities: Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted prices of comparable instruments (see Note 3).

Loans receivable: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analysis, using comparable interest rates offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values disclosed for interest checking, money market, and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow analysis, applying a comparable Federal Home Loan Bank advance rate to the aggregated weighted average maturity on time deposits.

Borrowings: Fair values for the Company's variable rate FHLB advances and other borrowings are deemed to equal carrying value. Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis similar to that used in valuing fixed rate deposit liabilities.

Guaranteed preferred beneficial interests in subordinated debt: Fair value is based on quoted market price.

Interest Rate Cap:  Fair value is based on quoted market price.

Interest rate cap: The fair value of interest rate swaps, caps and floors which represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and when appropriate, the current creditworthiness of the counterparties are obtained from dealer quotes.

                                                       SEPTEMBER 30, 2002                  SEPTEMBER 30, 2001
                                                   -------------------------------------------------------------------
                                                                        FAIR                               FAIR
                                                   CARRYING VALUE       VALUE         CARRYING VALUE       VALUE
                                                   -------------------------------------------------------------------
ASSETS
Cash and interest-bearing deposits                  $ 23,818,716     $ 23,818,716      $ 22,360,230     $ 22,360,230
Investment securities available for sale             113,805,047      113,805,047        90,889,499       90,889,499
Investment securities held to maturity                10,490,985       10,880,985        10,397,506       10,271,187
Loans receivable, net                                240,805,711      249,428,000       284,905,040      321,188,000
Federal Home Loan Bank stock                           8,098,300        8,098,300         7,822,100        7,822,100
Interest rate  cap                                             -                -               799              799

LIABILITIES
Deposits                                             196,222,472      198,206,000       213,010,950      214,723,000
Advances from Federal Home Loan Bank                 161,888,253      181,811,000       156,315,730      169,369,000
Advance payments by borrowers                            709,684          709,684         1,271,757        1,271,757
Repurchase agreements                                 20,000,000       22,603,000        20,000,000       21,534,000
Guaranteed preferred beneficial interests in
  subordinated debt                                    9,753,135        9,753,135        10,854,684       10,854,684

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly consolidated statements of income are as follows (dollar amounts in thousands, except per share data):

                                              THREE MONTHS ENDED              YEAR ENDED
                                -------------------------------------------
                                DECEMBER      MARCH     JUNE     SEPTEMBER     SEPTEMBER
                                  2001        2002      2002        2002          2002
                                --------------------------------------------------------
Total interest income            $7,071      $6,786    $6,712      $6,463        $27,032
Total interest expense            5,162       4,824     4,684       4,585         19,255
                                 ------      ------    ------      ------        -------
Net interest income               1,909       1,962     2,028       1,878          7,777
Provision for loan losses           150         150        60          60            420
                                 ------      ------    ------      ------        -------
Net interest income after
  Provision for loan
  Losses                          1,759       1,812     1,968       1,818          7,357

Total noninterest income            450         428       439         553          1,870
Total noninterest expense         1,989       1,986     2,039       2,036          8,050
                                 ------      ------    ------      ------        -------
Income before income
  taxes                             220         254       368         335          1,177
Income taxes                         74          87       114         104            379
                                 ------      ------    ------      ------        -------
Net income                          146         167       254         231            798
                                 ======      ======    ======      ======        =======

Basic earnings per share(1)
                                 $  .10      $  .13    $  .19      $  .18        $   .60
                                 ======      ======    ======      ======        =======
Diluted earnings per share(1)
                                 $  .10      $  .12    $  .19      $  .17        $   .58
                                 ======      ======    ======      ======        =======

                                              THREE MONTHS ENDED              YEAR ENDED
                                 ------------------------------------------
                                 DECEMBER     MARCH     JUNE     SEPTEMBER     SEPTEMBER
                                   2000       2001      2001        2001         2001
                                 --------------------------------------------------------
Total interest income            $7,967       $7,837    $7,401      $7,328       $30,533
Total interest expense            6,115        5,766     5,455       5,389        22,725
                                 ------       ------    ------      ------       -------
                                  1,852        2,071     1,946       1,939         7,808
Net interest income                 150          150       150         150           600
                                 ------       ------    ------      ------       -------
Provision for loan losses
Net interest income after
  Provision for loan
  Losses                          1,702        1,921     1,796       1,789         7,208

Total noninterest income             97          248       300         363         1,008
Total noninterest expense         1,956        1,985     1,962       2,019         7,922
                                 ------       ------    ------      ------       -------
Income before income
  Taxes                            (157)         184       134         133           294
Income taxes                        (54)          68        34          37            85
                                 ------       ------    ------      ------       -------
Net income                       $ (103)      $  116    $  100      $   96       $   209
                                 ======       ======    ======      ======       =======
Basic earnings per share(1)      $ (.07)      $  .07    $  .07      $  .07       $   .14
                                 ======       ======    ======      ======       =======
Diluted earnings per share(1)    $ (.07)      $  .07    $  .07      $  .07       $   .14
                                 ======       ======    ======      ======       =======

(1) Quarterly per share amounts do not add to total for the years ended September 2002 and 2001, due to rounding.

15. CONSOLIDATED FINANCIAL INFORMATION OF PITTSBURGH FINANCIAL CORP. (PARENT
    ONLY)

Pittsburgh Financial Corp. was organized in September 1995 and began operations on April 1, 1996. The Company's balance sheets as of September 30, 2002 and 2000 and related statements of income and cash flows are as follows:

BALANCE SHEETS

                                                                          2002               2001
                                                                      ------------        -----------
ASSETS
Cash and cash equivalents                                             $    106,311        $   374,307
Investment in Pittsburgh Savings Bank                                   32,862,897         33,346,501
Prepaid income taxes                                                       785,682                 --
Premises and equipment, net                                                 39,285                 --
Other assets                                                               427,346            665,002
                                                                      ------------        -----------
Total assets                                                          $ 34,221,521        $34,385,810
                                                                      ============        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Guaranteed preferred benefit interest in subsidiary debt              $ 10,879,190        $10,854,684
Other liabilities                                                          308,905            221,551
                                                                      ------------        -----------
Total liabilities                                                       11,188,095         11,076,235
Minority interest                                                           11,922                 --
Total stockholders' equity                                              23,021,504         23,309,575
                                                                      ------------        -----------
Total liabilities and stockholders' equity                            $ 34,221,521        $33,385,810
                                                                      ============        ===========

STATEMENTS OF INCOME

                                                                          2002               2001
                                                                      ------------       ------------
Interest and dividend income                                          $       189        $        27
Interest expense                                                       (1,008,991)        (1,008,906)
Noninterest income                                                         59,267            (74,600)
Noninterest expense                                                      (567,445)          (561,824)
                                                                      -----------        -----------
(Loss) before income taxes and equity in earnings of subsidiary        (1,516,980)        (1,645,303)
Income tax credit (expense)                                               516,000            904,878
                                                                      -----------        -----------
(Loss) before equity in earnings of subsidiary                         (1,000,980)          (740,425)
Equity in earnings of Pittsburgh Savings Bank                           1,798,928            949,598
                                                                      -----------        -----------
Net income                                                            $   797,948        $   209,173
                                                                      ===========        ===========

15. CONSOLIDATED FINANCIAL INFORMATION OF PITTSBURGH FINANCIAL CORP. (PARENT
    ONLY) (CONTINUED)

                                                                              YEAR ENDED
                                                                          2002            2001
                                                                      -----------      -----------
OPERATING ACTIVITIES
Net income                                                            $   797,948      $   209,173
Adjustments to reconcile net income to net cash used in
  operating activities:

     Equity in earnings of Pittsburgh Savings Bank                     (1,798,928)        (949,598)
     Amortization of ESOP and RRP shares                                  275,458          417,977
     Change in other assets and liabilities                             2,481,537        2,799,293
                                                                      -----------      -----------
Net cash used in operating activities                                   1,756,015        2,476,845

INVESTING ACTIVITIES
Purchase of land, premises, and equipment                                 (53,534)               -
                                                                      -----------      -----------
Net cash provided by investing activities                                 (53,534)               -

FINANCING ACTIVITIES
Cash dividend on common stock                                            (507,132)        (576,518)
Purchase of stock for Treasury and RRP                                 (1,463,345)      (2,060,186)
                                                                      -----------      -----------
Net cash used in financing activities                                  (1,970,477)      (2,636,704)
                                                                      -----------      -----------

Decrease in cash                                                         (267,996)        (159,859)
Cash at beginning of year                                                 374,307          534,166
                                                                      -----------      -----------
Ending cash and cash equivalents                                      $   106,311      $   374,307
                                                                      ===========      ===========

16.  SUBSEQUENT EVENTS (UNAUDITED)

In the first quarter of fiscal 2003, the Bank sold the deposits of its Bethel Park and Mt. Oliver offices in two separate transactions. Total deposits sold in these transactions were approximately $16.4 million. The transactions resulted in a net pre-tax gain of approximately $465,000.

ITEM 9.    CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        Not applicable.

PART III

ITEM 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

        The information required by Items 401 and 405 of Regulation S-K is incorporated by reference from the information contained in the section captioned "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" and "Management Compensation - Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Registrant's Proxy Statement dated December 23, 2002 ("Proxy Statement").

ITEM 11.   EXECUTIVE COMPENSATION.

        The information required by Item 402 of Regulation S-K is incorporated by reference from the information contained in the section captioned "Management Compensation" in the Registrant's Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

        The information required by Item 403 of Regulation S-K is incorporated by reference from the information contained in the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Registrant's Proxy Statement.

        EQUITY COMPENSATION PLAN INFORMATION. The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors), in effect as of September 30, 2002.

                      EQUITY COMPENSATION PLAN INFORMATION

                                   Number of securities to be       Weighted-average        Number of securities remaining
                                     issued upon exercise of       exercise price of        available for future issuance
                                       outstanding options,       outstanding options,     under equity compensation plans
                                            warrants                    warrants           (excluding securities reflected
       Plan Category                       and rights                  and rights                in the first column)
       -------------               --------------------------     -------------------     --------------------------------
Equity compensation plans
  approved by security holders              263,842                      $11.34                         33,203

Equity compensation plans not
  approved by security holders                   --                          --                             --
                                            -------                      ------                         ------
Total                                       263,842                      $11.34                         33,203
                                            =======                      ======                         ======

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        The information required by Item 404 of Regulation S-K is incorporated by reference from the information contained in the section captioned "Management Compensation - Transactions with Certain Related Persons" in the Registrant's Proxy Statement.

ITEM 14.   CONTROLS AND PROCEDURES.

         Within 90 days prior to the date of this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

        Disclosure controls and procedures are the controls and other procedures of the Company that are designed to ensure that the information required to be disclosed by the Company in its reports filed or submitted under the Securities Exchange Act of 1934, as amended ("Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports filed under the Exchange Act is accumulated and communicated to the Company's management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a)   Documents filed as part of this Report.

               (1) The following documents are filed as part of this report and are incorporated herein by reference to Item 8 of this Annual Report on Form 10-K:

        Independent Auditors' Report.

        Consolidated Statements of Financial Condition as of September 30, 2002 and 2001.

        Consolidated Statements of Operations for the Years Ended September 30, 2002, 2001 and 2000.

        Consolidated Statements of Changes in Stockholders' Equity for the Years Ended September 30, 2002, 2001 and 2000.

        Consolidated Statements of Cash Flows for the Years Ended September 30, 2002, 2001 and 2000.

        Notes to Consolidated Financial Statements.

               (2) All schedules for which provision is made in the applicable accounting regulation of the Commission are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

               (3)(a) The following exhibits are filed as part of this Form 10-K, and this list includes the Exhibit Index.

No.                                                  Description
-----        ------------------------------------------------------------------------------------------
3.1          Amended and Restated Articles of Incorporation of Pittsburgh Financial Corp.(3/)
3.2          Amended and Restated Bylaws of Pittsburgh Financial Corp.(3/)
4            Stock Certificate of Pittsburgh Financial Corp.(1/)
10.1         Employment  Agreement among  Pittsburgh  Financial Corp., Pittsburgh Savings Bank and J.
             Ardie Dillen(*/2/)
10.2         Amendment Number 1 to the Agreement among Pittsburgh Financial Corp., Pittsburgh Savings
             Bank and J. Ardie Dillen(*/5/)
10.3         Employment  Agreement  among  Pittsburgh  Financial Corp., Pittsburgh Savings  Bank and
             Michael J. Kirk(*/2/)
10.4         Amendment Number 1 to the Agreement among Pittsburgh Financial Corp., Pittsburgh Savings
             Bank and Michael J. Kirk(*/5/)
10.5         Amendment Number 2 to the Agreement among Pittsburgh Financial Corp., Pittsburgh Savings
             Bank and Michael J. Kirk(*/5/)
10.6         Employment Agreement between Pittsburgh Savings Bank and Albert L. Winters(*/2/)
10.7         Amendment  Number 1 to the Agreement between Pittsburgh Savings Bank and Albert L.
             Winters(*/5/)
10.8         Employment Agreement among Pittsburgh Financial Corp., Pittsburgh Savings Bank and
             Gregory G. Maxcy(*/)
10.9         Amendment Number 1 to the Agreement among Pittsburgh Financial Corp., Pittsburgh Savings
             Bank and Gregory G. Maxcy(*/5/)
10.10        Amendment Number 2 to the Agreement among Pittsburgh Financial Corp., Pittsburgh Savings
             Bank and Gregory G. Maxcy(*/5/)
10.11        Stock Option Plan(*/2/)
10.12        Recognition and Retention Plan and Trust(*/2/)
10.13        2000 Stock Option Plan(*/4/)
10.14        Employment Agreement between Pittsburgh Savings Bank and Jeffrey A. Martin(*/)
10.15        Supplemental  Executive  Retirement  Plan  Agreement  among Pittsburgh Financial Corp.,
             Pittsburgh Savings Bank and J. Ardie Dillen(*/)

No.                                                  Description
-----        ------------------------------------------------------------------------------------------
10.16        Supplemental  Executive  Retirement Plan  Agreement among  Pittsburgh Financial Corp.,
             Pittsburgh Savings Bank and Michael J. Kirk(*/)
10.17        Supplemental  Executive  Retirement Plan  Agreement among  Pittsburgh Financial Corp.,
             Pittsburgh Savings Bank and Gregory G. Maxcy(*/)
21           Subsidiaries of the Registrant
23           Consent of Ernst & Young LLP, Independent Auditors
99.1         Certification  of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley
             Act of 2002 (18 U.S.C. 1350)
99.2         Certification  of Chief Financial Officer Pursuant to Section 906 of the  Sarbanes-Oxley
             Act of 2002 (18 U.S.C. 1350)

-----------------

(1/) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 33-99658) filed by the Registrant with the Commission on November 21, 1995, as amended.

(2/) Incorporated by reference from the Form 10-K for the fiscal year ended September 30, 1996 filed by the Registrant with the Commission on December 27, 1996.

(3/) Incorporated by reference from the Form 10-Q for the quarterly period ended March 31, 2000 filed by the Registrant with the Commission on May 15, 2000.

(4/) Incorporated by reference from the definitive Proxy Statement filed by the Registrant with the Commission on December 27, 1999.

(5/) Incorporated by reference from the Form 10-K for the fiscal year ended September 30, 2001 filed by the Registrant with the Commission on December 27, 2001.

(*/)    Management contract or compensatory plan or arrangement.

        (3)(b)  Reports filed on Form 8-K.

        None.

                                   SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PITTSBURGH FINANCIAL CORP.

                                    By: /s/ J. Ardie Dillen
                                        ------------------------------------
                                        J. Ardie Dillen
                                        Chairman of the Board, President and
                                        Chief Executive Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ J. Ardie Dillen                                         December 19, 2002
---------------------------------------
J. Ardie Dillen
Chairman of the Board,
  President and Chief Executive Officer
  (Principal Executive Officer)

/s/ Michael J. Kirk                                         December 19, 2002
---------------------------------------
Michael J. Kirk
Executive Vice President and Chief
  Financial Officer (Principal Financial
  and Accounting Officer)

/s/ Gregory G. Maxcy                                        December 19, 2002
---------------------------------------
Gregory G. Maxcy
Director and Corporate Secretary

/s/ Richard F. Lerach
---------------------------------------
Richard F. Lerach                                           December 19, 2002
Director

/s/ Stephen Spolar                                          December 19, 2002
---------------------------------------
Stephen Spolar
Director

/s/ Charles A. Topnick                                      December 19, 2002
---------------------------------------
Charles A. Topnick
Director

/s/ Kenneth R. Rieger                                       December 19, 2002
---------------------------------------
Kenneth R. Rieger
Director

/s/ James M. Droney, Jr.                                    December 19, 2002
---------------------------------------
James M. Droney, Jr.
Director

/s/ Jeffrey W. Tott                                         December 19, 2002
---------------------------------------
Jeffrey W. Tott
Director

/s/ R. Yvonne Campos                                        December 19, 2002
---------------------------------------
R. Yvonne Campos
Director

                                 CERTIFICATIONS

I, J. Ardie Dillen, certify that:

1. I have reviewed this annual report on Form 10-K of Pittsburgh Financial Corp. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    December 19, 2002                 /s/ J. Ardie Dillen
                                           -------------------------------------
                                           J. Ardie Dillen
                                           President and Chief Executive Officer

I, Michael J. Kirk, certify that:

1. I have reviewed this annual report on Form 10-K of Pittsburgh Financial Corp. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    December 19, 2002                 /s/ Michael J. Kirk
                                           -------------------------------------
                                           Michael J. Kirk
                                           Executive Vice President and Chief
                                            Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

           [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended June 30, 2003

                                       OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          For the transition period from               to
                                         -------------    ------------

                         Commission File Number 0-27522

                           PITTSBURGH FINANCIAL CORP.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Pennsylvania                                  25-1772349
     -------------------------------                  ----------------------
     (State or other jurisdiction of                      (IRS Employer
      incorporation or organization)                  Identification Number)


         1001 Village Run Road
         Wexford, Pennsylvania                                 15090
---------------------------------------               ----------------------
(Address of principal executive office)                     (Zip Code)



                                 (724) 933-4509
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes X   No
                                             ---    ---

     Indicate by check mark whether the Registrant is an accelerated filer (as
defined by Rule 12b-2 of the Act). Yes     No X
                                      ---    ---

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: As of August 13, 2003, there were issued and outstanding 1,424,881 shares of the Registrant's Common Stock, par value $.01 per share.

                           PITTSBURGH FINANCIAL CORP.

                                TABLE OF CONTENTS

                                                                                PAGE
                                                                                ----
PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

         Consolidated Statements of Financial Condition as of June 30, 2003
         (unaudited) and September 30, 2002                                       3

         Consolidated Statements of Income (unaudited) for the three and nine
         months ended June 30, 2003 and 2002                                      4

         Consolidated Statement of Changes in Stockholders' Equity
         (unaudited) for the nine months ended June 30, 2003                      5

         Consolidated Statements of Cash Flows (unaudited) for the
         nine months ended June 30, 2003 and 2002                                 6

         Notes to Unaudited Consolidated Financial Statements                     7

Item 2.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations                                                   13

Item 3.  Quantitative and Qualitative Disclosures About Market Risk              24

Item 4.  Controls and Procedures                                                 24

PART II. OTHER INFORMATION

Item 1.  Legal Proceedings                                                       25
Item 2.  Changes in Securities                                                   25
Item 3.  Defaults Upon Senior Securities                                         25
Item 4.  Submission of Matters to a Vote of Security-Holders                     25
Item 5.  Other Information                                                       25
Item 6.  Exhibits and Reports on Form 8-K                                        25

SIGNATURES                                                                       26

                                 PART I - ITEM 1
                              FINANCIAL STATEMENTS
                           PITTSBURGH FINANCIAL CORP.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                     June 30,      September 30,
                                                                                      2003             2002
                                                                                   (Unaudited)
                                                                                  -------------    -------------
ASSETS

Cash                                                                              $   1,204,453    $   1,709,206
Interest-bearing deposits                                                            14,450,084       22,109,510
                                                                                  -------------    -------------
                                                                                     15,654,537       23,818,716

Investment securities available for sale (cost of $93,038,463 and $111,408,047)      94,548,463      113,805,047
Investment securities held to maturity                                                8,206,296       10,490,985
Bank owned life insurance                                                             6,531,746        6,275,111
Loans receivable, net of allowance of $3,123,742 and $3,023,218                     234,060,067      240,805,711
Accrued interest receivable                                                           2,066,389        2,408,605
Premises and equipment, net                                                           5,364,720        5,701,722
Goodwill                                                                                151,809          151,809
Federal Home Loan Bank stock                                                          8,027,700        8,098,300
Foreclosed real estate                                                                  670,342          787,616
Deferred income taxes                                                                   126,667               --
Prepaid income taxes                                                                    525,532          526,826
Other assets                                                                            515,657          792,538
                                                                                  -------------    -------------
Total assets                                                                      $ 376,449,925    $ 413,662,986
                                                                                  =============    =============
LIABILITIES

Deposits                                                                          $ 181,722,234    $ 196,222,472
Federal Home Loan Bank borrowings                                                   140,546,564      161,888,253
Repurchase agreements                                                                20,000,000       20,000,000
Guaranteed preferred beneficial interests in subordinated debt                        7,594,999        9,753,135
Deferred income taxes                                                                        --          176,333
Advances by borrowers for taxes and insurance                                         2,238,941          709,684
Other liabilities                                                                     1,476,303        1,879,683
                                                                                  -------------    -------------

Total liabilities                                                                   353,579,041      390,629,560
                                                                                  -------------    -------------
Minority interest                                                                        29,265           11,922

STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value, 5,000,000 shares authorized,
   none issued                                                                               --               --
Common stock, $.01 par value, 10,000,000 shares authorized,
   2,182,125 shares issued                                                               21,821           21,821
Additional paid-in capital                                                           16,311,572       16,317,309
Treasury stock - at cost, 757,244 and 773,426 shares                                (10,180,512)     (10,398,322)
Unearned shares of  ESOP                                                               (539,753)        (720,622)
Accumulated other comprehensive income                                                  997,000        1,581,000
Retained earnings (substantially restricted)                                         16,231,491       16,220,318
                                                                                  -------------    -------------
Total stockholders' equity                                                           22,841,619       23,021,504
                                                                                  -------------    -------------
Total liabilities, minority interest and stockholders' equity                     $ 376,449,925    $ 413,662,986
                                                                                  =============    =============

See accompanying notes to unaudited consolidated financial statements.

                           PITTSBURGH FINANCIAL CORP.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                  THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                        JUNE 30,                       JUNE 30,
                                                                      (UNAUDITED)                    (UNAUDITED)
                                                              ----------------------------    ----------------------------
                                                                  2003            2002           2003             2002
                                                              ------------    ------------    ------------    ------------
Interest income:
   Loans receivable                                           $  4,005,111    $  4,919,230    $ 12,389,788    $ 15,348,183
   Mortgage-backed securities                                      651,459       1,131,963       2,463,878       3,225,820
    Investment securities:
        Taxable                                                    541,197         611,408       1,727,674       1,862,706
        Tax exempt                                                  51,864          19,650         140,413          19,650
   Interest-bearing deposits                                        19,188          30,424          70,413         112,882
                                                              ------------    ------------    ------------    ------------
          Total interest income                                  5,268,819       6,712,675      16,792,166      20,569,241

Interest expense:
   Deposits                                                      1,175,622       1,761,988       3,889,328       5,908,292
   Federal Home Loan Bank and other borrowings                   2,365,926       2,710,875       7,365,360       8,082,021
   Guaranteed preferred beneficial interest
        in subordinated debt                                       172,703         211,475         614,568         680,089
                                                              ------------    ------------    ------------    ------------
          Total interest expense                                 3,714,251       4,684,338      11,869,256      14,670,402
                                                              ------------    ------------    ------------    ------------
NET INTEREST INCOME                                              1,554,568       2,028,337       4,922,910       5,898,839

Provision for loan losses                                           60,000          60,000         180,000         360,000
                                                              ------------    ------------    ------------    ------------
Net interest income after provision for loan losses              1,494,568       1,968,337       4,742,910       5,538,839

Noninterest income:
   Service charges and other fees                                  470,411         283,475       1,194,164         885,029
   Bank owned life insurance income                                 93,000          99,015         279,000         202,030
   Net gain on sale of deposits and branch offices                      --              --         453,518              --
   Net loss on early extinguishment of trust preferred debt       (100,502)             --        (151,824)             --
   Net gain on available for sale securities                       297,893              --         542,209           8,391
   Other income                                                     52,635          56,551         155,950         221,187
                                                              ------------    ------------    ------------    ------------
          Total noninterest income                                 813,437         439,041       2,473,017       1,316,637

Noninterest expenses:
   Minority interest in income of consolidated entity                9,373             (44)         17,343             (44)
   Compensation and employee benefits                            1,133,478       1,011,000       3,335,708       2,890,989
   Premises and occupancy costs                                    424,674         436,796       1,292,275       1,258,240
   Amortization of goodwill                                             --           8,546              --          25,053
   (Gain) loss on sale of foreclosed real estate                        --          (9,141)            432         (22,556)
   Marketing                                                        65,959          81,554         243,155         263,575
   Data processing costs                                            98,655         109,517         318,844         352,876
   Other expenses                                                  428,197         400,956       1,359,166       1,246,032
                                                              ------------    ------------    ------------    ------------
          Total noninterest expense                              2,160,336       2,039,184       6,566,923       6,014,165
                                                              ------------    ------------    ------------    ------------
Income before income taxes                                         147,669         368,194         649,004         841,311
Income taxes                                                        54,000         113,885         232,500         274,685
                                                              ------------    ------------    ------------    ------------
NET INCOME                                                    $     93,669    $    254,309    $    416,504    $    566,626
                                                              ============    ============    ============    ============

BASIC EARNINGS PER SHARE                                      $       0.07    $       0.19    $       0.31    $       0.42
                                                              ============    ============    ============    ============
DILUTED EARNINGS PER SHARE                                    $       0.07    $       0.19    $       0.30    $       0.41
                                                              ============    ============    ============    ============

DIVIDENDS PER SHARE                                           $      0.095    $       0.09    $      0.285    $       0.27
                                                              ============    ============    ============    ============

See accompanying notes to unaudited consolidated financial statements.

                           PITTSBURGH FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE NINE MONTHS ENDED JUNE 30, 2003
                                   (UNAUDITED)


                                                            Additional                               Unearned shares of
                              Comprehensive     Common       Paid In       Retained      Treasury      Employee Stock
                                 Income          Stock       Capital       Earnings       Stock        Ownership Plan
                              -------------  ------------  ------------  ------------  ------------  ------------------
Balance as of
  September 30, 2002                         $     21,821  $ 16,317,309  $ 16,220,318  $(10,398,322)    $   (720,622)

Exercise of stock options                              --       (48,671)           --       217,810               --

ESOP shares released                                   --        42,934            --            --          180,869

Cash dividends declared                                --            --      (405,331)           --               --

Change in unrealized gain
  on investment securities
  available for sale, net
  of taxes                    $ (1,126,209)            --            --            --            --               --

Less reclassification
  adjustment for gains
  included in net income           542,209             --            --            --            --               --
                              ------------
Other comprehensive loss          (584,000)            --            --            --            --               --

Net income for period         $    416,504             --            --       416,504            --               --
                              ------------
Comprehensive loss            $   (167,496)            --            --            --            --               --
                              ============   ------------  ------------  ------------  ------------     ------------
Balance as of June 30, 2003                  $     21,821  $ 16,311,572  $ 16,231,491  $(10,180,512)    $   (539,753)
                                             ============  ============  ============  ============     ============


                                  Accumulated         Total
                                     Other         Stockholders'
                               Comprehensive Gain     Equity
                               ------------------  -------------
Balance as of
  September 30, 2002              $  1,581,000     $  23,021,504

Exercise of stock options                   --           169,139

ESOP shares released                        --           223,803

Cash dividends declared                     --          (405,331)

Change in unrealized gain
  on investment securities
  available for sale, net
  of taxes                            (584,000)         (584,000)

Less reclassification
  adjustment for gains
  included in net income                    --                --

Other comprehensive loss                    --                --

Net income for period                       --           416,504

Comprehensive loss                          --                --
                                  ------------     -------------
Balance as of June 30, 2003       $    997,000     $  22,841,619
                                  ============     =============


See accompanying notes to unaudited consolidated financial statements.

                            PITTSBURGH FINANCIAL CORP
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                          For the nine months ended June 30,
                                                                          ----------------------------------
                                                                                2003              2002
                                                                          ---------------    ---------------
                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $    416,504       $    566,626
Adjustments to reconcile net income to net cash provided by
   operating activities:
     Depreciation and goodwill amortization                                     497,773            500,861
     Amortization and accretion of premiums and discounts on
       assets and deferred loan fees                                           (343,855)           387,428
     Amortization of RRP and release of ESOP shares                             282,812            214,808
     Provision for loan losses                                                  180,000            360,000
     Loss on the extinguishment of trust preferred debt                         151,824                 --
     Gain on sale of branches                                                  (453,518)                --
     Gain on sale of investments                                               (542,209)                --
     Deferred tax (benefit) provision                                          (301,706)             9,086
     Other, net                                                               1,886,177            914,027
                                                                           ------------       ------------
Net cash provided by operating activities                                     1,773,802          2,952,836

CASH FLOWS FROM INVESTING ACTIVITIES
Loan originations                                                           (62,888,867)       (39,237,667)
Loan principal repayments                                                    72,253,808         90,651,996
Purchase of loans                                                            (2,919,376)                --
Net foreclosed real estate activity                                             117,274             22,420
Purchases of:
     Available for sale securities                                          (59,241,163)       (44,367,142)
Increase in bank owned life insurance                                          (256,635)        (6,182,840)
Proceeds from sales, maturities and principal repayments of:
     Available for sale securities                                           78,927,092          6,170,303
     Held to maturity securities                                              2,045,088                 --
Purchase of land, premises and equipment                                       (200,772)          (240,753)
Proceeds from disposition of land, premises and equipment                        24,186              4,300
Other, net                                                                      303,000           (220,000)
                                                                           ------------       ------------
Net cash provided by investing activities                                    28,163,635          6,600,617

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of branches                                                            (16,807,002)                --
Net increase in checking, passbook, and money market
     deposit accounts                                                        23,968,453          5,705,143
Net decrease in certificates of deposit                                     (21,192,357)       (27,081,779)
(Decrease)/increase in advances from the Federal Home Loan Bank             (21,341,689)         2,800,997
Cash dividends paid to shareholders                                            (405,331)          (380,349)
Treasury stock issued (purchased)                                               110,130         (1,463,345)
Purchase of guaranteed preferred beneficial interests in subordinated debt   (2,433,820)        (1,126,055)
                                                                           ------------       ------------
Net cash (used in) financing activities                                     (38,101,616)       (21,545,388)

Net (decrease) in cash and cash equivalents                                  (8,164,179)       (11,991,935)
Cash and cash equivalents at beginning of period                             23,818,716         22,360,230
                                                                           ------------       ------------
Cash and cash equivalents at end of period                                 $ 15,654,537       $ 10,368,295
                                                                           ============       ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest                                   $ 12,094,865       $ 15,143,866
                                                                           ============       ============
Income taxes paid                                                          $    188,000       $    539,000
                                                                           ============       ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Foreclosed mortgage loans transferred to real estate owned                 $    266,168       $    796,549


See accompanying notes to unaudited consolidated financial statements

                           PITTSBURGH FINANCIAL CORP.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

               The accompanying unaudited interim consolidated financial statements of Pittsburgh Financial Corp. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States. However, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

               The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Pittsburgh Savings Bank (d/b/a BankPittsburgh) (the "Bank") and Pittsburgh Home Capital Trust I. Pinnacle Settlement Group, LLC is a majority owned subsidiary of the Company. FraMal Holdings Corporation is a wholly owned subsidiary of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

               The Company reports comprehensive income in accordance with SFAS No. 130, which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS No.130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. For the three months ended June 30, 2003 and 2002, the Company's total comprehensive income amounted to $119,000 and $1,583,000, respectively. Total comprehensive gain is comprised of net income of $94,000 and $254,000, respectively, and other comprehensive gain of $25,000 and $1,329,000, net of tax, respectively. For the nine months ended June 30, 2003 and 2002, the Company's total comprehensive loss amounted to $167,000 and a comprehensive gain of $988,000, respectively. Total comprehensive loss is comprised of net income of $417,000 and $567,000, respectively, and other comprehensive loss of $584,000 and comprehensive gain of $422,000, net of tax, respectively. Other comprehensive income consists of unrealized gains and losses on investment securities and mortgage-backed securities available for sale, net of tax.

               The results of operations for the nine months ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending September 30, 2003. The unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited financial statements and notes thereto for the year ended September 30, 2002.


Note 2 - Business

               The Company is a unitary bank holding company headquartered near Pittsburgh, in Wexford, PA. The Bank, a wholly owned subsidiary of the Company, is a state chartered stock savings bank headquartered in Pittsburgh, Pennsylvania, which conducts business from seven offices in Allegheny and Butler counties. The Bank is primarily engaged in attracting retail deposits from the general public and using such deposits together with borrowings to originate loans.

               The Company's other wholly owned subsidiary, Pittsburgh Home Capital Trust I (the "Trust") is a Delaware business trust formed in December 1997 to issue $11.5 million of 8.56% Cumulative Trust Preferred Securities ("Preferred Securities"). These securities represent undivided beneficial interests in Pittsburgh Home Capital Trust I. The Trust purchased junior subordinated deferrable interest debentures ("Subordinated Debt") which were issued by the Company. The Company owns all of the common securities issued by the Trust. "See Notes 4 and 6."

               The Company's majority owned subsidiary, Pinnacle Settlement Group, LLC ("PSG"), a Pennsylvania limited liability company, was formed in April 2002 for the purpose of engaging in the title insurance business, settlement and escrow business, and related or ancillary activities. The Company has an 80% equity interest and an 84% voting interest in PSG. An unrelated limited liability company and two individuals have the remaining minority interest.

               FraMal Holdings Corporation is a wholly owned subsidiary of the Bank, headquartered in Delaware. The Company and Bank are subject to the regulations of certain federal and state agencies and periodic examinations by certain regulatory authorities.

               All of the Company's activities are community banking related.

Note 3 - Earnings per share

               Earnings per share are based on the weighted average number of shares of common stock. Basic earnings per share are calculated by dividing income available to holders of common shares by the weighted average number of common shares outstanding during the period. Options, warrants, and other potentially diluted securities are excluded from the basic calculation, but are included in diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:


                                                        Three months ended               Nine months ended
                                                               June 30,                      June 30,
                                                    ------------------------------ ----------------------------
                                                          2003          2002             2003          2002
                                                    -------------- --------------- --------------- ------------
Numerator for basic and diluted earnings
per share - net income                                   $ 93,669       $ 254,309        $416,504     $566,626

Denominator:
  Denominator for basic earnings per
     share - weighted-average shares                    1,349,595       1,309,507       1,338,707    1,329,637
   Effect of dilutive securities:
   Employee stock options                                  51,497          49,276          39,243       33,945
                                                    -------------- --------------- --------------- ------------
  Dilutive potential common shares                         51,497          49,276          39,243       33,945
                                                    -------------- --------------- --------------- ------------
  Denominator for diluted earnings per
     share - adjusted weighted-average
     shares and assumed conversions                     1,401,092       1,358,783       1,377,950    1,363,582
                                                    ============== =============== =============== ============
  Basic earnings per share                                  $0.07          $ 0.19           $0.31        $0.42
                                                    ============== =============== =============== ============
  Diluted earnings per share                                $0.07           $0.19           $0.30        $0.41
                                                    ============== =============== =============== ============


        The Company accounts for its Employee Stock Ownership Plan (ESOP) in accordance with SOP 93-6, "Employers Accounting for Employee Stock Ownership Plans,"; shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee's individual account. In accordance with SOP 93-6, uncommitted shares held by the ESOP (75,286 and 96,445 shares at June 30, 2003 and 2002, respectively) are excluded from basic average shares outstanding.


Note 4 - Recent Accounting and Regulatory Developments

        In June 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. FAS No. 142, as part of its adoption provisions, required a transitional impairment test to be applied to all goodwill and other indefinite-lived intangible assets within the first half of the year of adoption and any resulting impairment loss be reported as a change in accounting principle. The Company has completed this impairment test as of October 1, 2002 and determined that goodwill was not impaired.

        On October 1, 2002, the Company adopted FAS No. 147, "Acquisitions of Certain Financial Institutions." The Statement provides guidance on the accounting for acquisition of a financial institution which had previously been addressed in FAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." FAS No. 147 states that the excess of the fair value of liabilities assumed over the fair value of the tangible and identifiable intangible assets acquired, if acquired in a business combination, represents goodwill that should be accounted for in accordance with FAS No. 142, "Goodwill and Other Intangible Assets. Under FAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests."

        As a result, the Company ceased amortization of goodwill in the quarter ended December 31, 2002. Application of these Statements reduced non-interest expense by $25,000 during the nine months ended June 30, 2003 and increased net income by $16,500. Had goodwill not been amortized in 2002, non-interest expense would have been reduced by $8,500 and $25,000 for the three and nine months ended June 30, 2002 and net income would have increased by $5,610 and $16,500, respectively.

         In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to improve financial reporting of special purpose and other entities. In accordance with FIN 46, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities subject to the reporting requirements of FASB 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs entered into after January 31, 2003, and for preexisting VIEs in the first interim reporting period after June 15, 2003.

         The Company has determined that the provisions of FIN 46 may require de-consolidation of the subsidiary grantor trust, which issues mandatorily redeemable preferred securities of the grantor trust. In the event of a de-consolidation, the grantor trust may be de-consolidated and the junior subordinated debentures of the Company owned by the grantor trusts would be disclosed. The Trust Preferred Securities currently qualify as Tier 1 capital of the Company for regulatory capital purposes. The banking regulatory agencies have not issued any guidance which would change the capital treatment for Trust Preferred Securities based on the impact of the adoption of FIN 46. No other impact of significance on the Company's results of operations, financial condition or cash flows is expected from the adoption of FIN No. 46.

        In May 2003, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, the Company's fourth quarter of fiscal 2003. This statement establishes standards for how an issuer classifieds and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the statement's scope as a liability. The adoption of this Statement is not expected to have a significant impact on the Company's financial condition, results of operations or cash flows.

Note 5- Stock-Based Compensation

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition when companies elect to change from the intrinsic method under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", to the fair value method of accounting for stock-based employee compensation, including stock options. In addition, the Statement amends the disclosure requirement of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results.

        The Company has a stock-based option plan that is accounted for under the intrinsic method of accounting.

        The following table illustrates the pro forma net income and earnings per share if the Company had applied the fair value recognition provisions of FAS No. 123 to stock-based employee compensation.



                                                                 Three Months Ended            Nine Months Ended
                                                                       June 30,                     June 30,
                                                            ------------------------------ ---------------------------
                                                                 2003           2002           2003          2002
                                                            ------------- ---------------- ------------ --------------
Net income, as reported                                          $93,669         $254,309     $416,504       $566,626
Deduct:  Total stock-based employee
Compensation expense under
  Fair value based method                                       (12,396)         (20,361)     (41,464)       (67,791)
   Less tax effect                                                 3,894            6,618       13,184         22,211
                                                            ------------- ---------------- ------------ --------------
Net of related tax effect                                        (8,502)         (13,743)     (28,280)       (45,580)
                                                            ------------- ---------------- ------------ --------------
Pro forma net income                                             $85,167         $240,566     $388,224       $521,046
                                                            ============= ================ ============ ==============
Earnings per share
  Basic - As reported                                              $0.07            $0.19        $0.31          $0.42
  Basic - Pro forma                                                $0.06            $0.18        $0.29          $0.39
  Diluted - As reported                                            $0.07            $0.19        $0.30          $0.41
  Diluted - Pro forma                                              $0.06            $0.18        $0.28          $0.38



Note 6 - Guaranteed Preferred Beneficial Interests in Subordinated Debt

         On January 30, 1998, the Company issued, through a wholly owned subsidiary, Pittsburgh Home Capital Trust I (the Trust) 8.56% Cumulative Trust Preferred Securities (Preferred Securities) with an aggregate liquidation amount of $11,500,000 which are redeemable at the option of the Company on or after January 30, 2003. The Company has guaranteed the payment of distributions and payments on liquidation of redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust.

         During the fiscal year ended September 30, 2002, the Company repurchased on the open market 119,300 shares or $1.2 million liquidation amount of Preferred Securities, at an average cost of $9.47 per share. In October 2002, the Company repurchased an additional 62,500 shares or $625,000 liquidation amount of Preferred Securities at an average cost of $10.26 per share. As of June 30, 2003, the Company had repurchased a total of 181,800 shares ($1.8 million liquidation amount) or 19.1% of the Preferred Securities outstanding.

         On May 2, 2003, the Company redeemed $2.0 million (200,000 shares) of the Preferred Securities at a redemption price equal to the liquidation amount of $10.00, plus accrued and unpaid distributions thereon through May 2, 2003. As a result of the redemption, the Company recognized a loss of approximately $101,000 which was primarily related to the write off of unamortized issuance costs.

Note 7 - Subsequent Events

        On August 8, 2003, First Commonwealth Financial Corporation, the holding company for First Commonwealth Bank, and the Company announced the execution of a definitive agreement under which the Company and Bank would merge into First Commonwealth Financial Corporation and First Commonwealth Bank, respectively. Under the terms of the agreement, the shareholders of the Company can elect to receive $20.00 in cash or an equivalent value of First Commonwealth common stock for each Company share owned, subject to proration as provided in the definitive agreement to ensure that 40% of the aggregate merger consideration will be paid in cash and 60% in the First Commonwealth common stock.

        The definitive agreement was unanimously approved by the Board of Directors of both organizations. The transaction is subject to all required regulatory approvals and the approval by the Company's shareholders. The transaction is expected to be completed by December 31, 2003.

                                 PART I - ITEM 2

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

         At June 30, 2003, the Company's total assets amounted to $376.4 million compared to $413.7 million at September 30, 2002, a decrease of $37.3 million, or 9.0%. Cash and interest-bearing deposits decreased $8.1 million, or 34.0%, to $15.7 million at June 30, 2003, compared to $23.8 million at September 30, 2002. The Company's loans receivable, net of allowance, decreased $6.7 million, or 2.8%, to $234.1 million at June 30, 2003 compared to $240.8 million at September 30, 2002. The decrease is primarily attributable to the extraordinarily high level of repayments of residential 1-4 family mortgage loans that the Company has experienced as a result of the overall decline in market interest rates. Investments and mortgage-backed securities decreased $21.5 million, or 17.3%, from $124.3 million at September 30, 2002 to $102.8 million at June 30, 2003. The decrease is primarily due to the sale of $32.9 million in mortgage-backed securities. The Company's investment in FHLB Stock decreased $100,000 from $8.1 million at September 30, 2002 to $8.0 million at June 30, 2003. Bank owned life insurance totaled $6.5 million at June 30, 2003 compared to $6.3 million at September 30, 2002.

         Total liabilities decreased by $37.0 million, or 9.5%, to $353.6 million at June 30, 2003 compared to $390.6 million at September 30, 2002. Deposits decreased by $14.5 million, or 7.4%, to $181.7 million at June 30, 2003 compared to $196.2 million at September 30, 2002. During the quarter ended December 31, 2002, the Company sold its Bethel Park and Mt. Oliver offices and deposits in two separate transactions. Total deposits sold in these transactions were approximately $16.4 million. Excluding the sale of the two branch offices, retail deposits increased $2.9 million and wholesale certificates of deposit decreased $1.0 million for the nine months ended June 30, 2003. Borrowings decreased $21.4 million, or 11.8%, to $160.5 million at June 30, 2003 compared to $181.9 million at September 30, 2002. Guaranteed preferred beneficial interest in subordinated debt decreased $2.2 million, or 22.4%, from $9.8 million at September 30, 2002 to $7.6 million at June

30, 2003 as the Company redeemed $2.0 million of the Preferred Securities at a redemption price equal to the liquidation amount of $10.00.

        Total stockholders' equity decreased $200,000, or 0.9%, to $22.8 million at June 30, 2003 compared to $23.0 million at September 30, 2002.

RESULTS OF OPERATIONS

        GENERAL. The Company reported net income for the quarter ended June 30, 2003 of $94,000 as compared to net income of $254,000 for the same quarter in 2002. For the nine months ended June 30, 2003, net income was $417,000 as compared to $567,000 for the nine months ended June 30, 2002. The decrease of $160,000 in net income for the three months ended June 30, 2003 compared to the three months ended June 30, 2002 was primarily the result of a $474,000 decrease in net interest income and a $121,000 increase in noninterest expense, which were partially offset by a $374,000 increase in noninterest income, and a $60,000 decrease in income tax expense. The decrease of $150,000 in net income for the nine months ended June 30, 2003 compared to the nine months ended June 30, 2002 was primarily the result of a $976,000 decrease in net interest income, a $553,000 increase in noninterest expense and an $42,000 decrease in income taxes, partially offset by a $1.2 million increase in noninterest income and a $180,000 decrease in provision for loan losses.

        For the quarter ended June 30, 2003, the Company recognized a pre-tax net gain of $298,000 on the sale of investment securities and a pre-tax net loss of $101,000 on the extinguishment of trust preferred debt compared to a pre-tax net gain of $9,000 for the sale of foreclosed real estate for the quarter ended June 30, 2002. For the nine months ended June 30, 2003, the Company recognized a pre-tax net gain of $454,000 on the sale of branch deposits and branch offices, a pre-tax net gain of $542,000 on the sale of investment securities, and a $152,000 pre-tax net loss on the early extinguishment of trust preferred debt, compared to a pre-tax gain on investment sales of $8,000, and a pre-tax gain of $22,000 on the sale of foreclosed real estate for the nine months ended June 30, 2002.

         The Company's average interest rate spread decreased 38 basis points from 1.83% for the three months ended June 30, 2002 to 1.45% for the three months ended June 30, 2003. The decrease was primarily attributable to a decrease in the yield on the Company's earning assets of 98 basis points from 6.82% for the three months ended June 30, 2002 to 5.84% for the three months ended June 30, 2003 partially offset by a decrease in the Company's cost of funds of 60 basis points from 4.99% for the three months ended June 30, 2002 to 4.39% for the three months ended June 30, 2003. As a result of the above, combined with a smaller earning asset base, the Company's net interest income decreased for the quarter by $474,000 or 23.4%. The Company's interest rate spread decreased from 1.73% for the nine months ended June 30, 2002 to 1.50% for the nine months ended June 30, 2003. The decrease was primarily due to a decrease in the Company's yield on earning assets of 89 basis points from 6.90% to 6.01%, offset by a decrease in the Company's cost of funds of 66 basis points from 5.17% for the nine months ended June 30, 2002 to 4.51% for the nine months ended June 30, 2003. In addition, the Company's average total earning assets decreased

$24.6 million from $397.0 million to $372.4 million. As a result of the above, the Company's net interest income decreased for the nine months ended June 30, 2003 by $976,000 or 16.5%.

         Noninterest income increased $374,000 or 85.2% and $1.2 million or 87.8% for the quarter and nine months ended June 30, 2003 when compared to the same periods in 2002. The increases were primarily due to an increase in fee income, income recognized from bank owned life insurance, and fees generated from the Company's majority owned loan settlement subsidiary. Noninterest expense increased $121,000 or 5.9% and 553,000 or 9.2% for the quarter and nine months ended June 30, 2003 when compared to the same periods in 2002. The increases were primarily related to costs associated with the aforementioned loan settlement subsidiary.

         The Company reported diluted earnings per share of $.07 and $.30 for the quarter and nine months ended June 30, 2003, compared to $.19 and $.41 for the same periods ended June 30, 2002.

         INTEREST INCOME. Interest income decreased $1.44 million or 21.5% for the quarter ended June 30, 2003, compared to the same period in 2002. Interest income decreased $3.78 million or 18.4% for the nine months ended June 30, 2003, compared to the same period in 2002. The decrease of $1.44 million for the quarter is primarily the result of a 98 basis point decrease in the average yield on earning assets from 6.82% for the quarter ended June 30, 2002 to 5.84% for the quarter ended June 30, 2003. In addition, the Company's average total earning assets decreased $22.0 million from $393.8 million to $360.8 million for the quarter and $24.6 million from $397.0 million to $372.4 million for the nine months ended June 30, 2003.

         Interest income on loans receivable decreased $914,000 or 18.6% and $2.9 million or 19.3% for the quarter and nine months ended June 30, 2003 when compared to the same periods in 2002. The decreases in interest income for the quarter and nine months ended June 30, 2003 were primarily the result of the $18.2 million and $72.3 million in repayments on residential mortgage loans and mortgage backed securities due to the low interest rate environment. The average balance of loans receivable decreased by $26.7 million from $258.8 million for the quarter ended June 30, 2002 to $232.1 million for the quarter ended June 30, 2003 and $36.9 million from $269.6 million for the nine months ended June 30, 2002 to $232.7 million for the nine months ended June 30, 2003, and the related yields decreased .70% from 7.60% to 6.90% for the quarter and .49% from 7.59% to 7.10% for the nine months ended June 30, 2003, when compared to the same periods in 2002.

Loans receivable, net at June 30, 2003 and September 30, 2002 are summarized below:

                                             June 30, 2003       September 30, 2002
                                             -------------       ------------------
First mortgage loans:
Secured by 1-4 family residence              $ 134,084,753         $ 153,895,645
1-4 family residential construction              1,815,800             2,771,400
1-4 family residential construction -
  builder                                        5,463,665             7,508,450
Commercial real estate -construction             9,460,969             9,733,889
Commercial real estate                          61,305,507            45,231,963
Less loans in process                           (3,879,567)           (4,496,300)
Deferred loan costs (net of fees)                  120,079               328,695
Unamortized premium on mortgage loans              176,358                85,269
                                             -------------         -------------
Total first mortgage loans                     208,547,564           215,059,011
Home equity loans and lines of credit           16,388,571            18,549,126
Other loans                                     12,247,674            10,220,792
Less allowance for loan losses                  (3,123,742)           (3,023,218)
                                             -------------         -------------
                                             $ 234,060,067         $ 240,805,711
                                             =============         =============



        Investment and mortgage-backed security interest income decreased by $519,000 or 29.4% and $776,000 or 15.2% for the three and nine months ended June 30, 2003 compared to the same periods in 2002. The average balance of investment and mortgage-backed securities totaled $115.8 million with a weighted average yield of 4.30% and $128.5 million with a weighted average yield of 4.49% for the three and nine months ended June 30, 2003 compared to $125.5 million with a weighted average yield of 5.62% and $118.2 million with a weighted average yield of 5.76% for the same periods in 2002. The decreases in the average balances are primarily due to the extraordinary high level of prepayments as well as investment sales. During the quarter and nine months ended June 30, 2003, the Company sold $12.1 million and $32.9 million in mortgage backed securities for a gain of $298,000 and $542,000, respectively.

     Average Balances, Net Interest Income and Yields Earned and Rates Paid
                       For the three months ended June 30,

                                                               2003                                            2002
                                              -----------------------------------------        ------------------------------------

                                              Average                         Average          Average                     Average
                                              Balance         Interest       Yield/Rate        Balance       Interest     Yield/Rate
                                              -------         --------       ----------        --------      --------     ----------
(Dollars in Thousands)
Interest-earning assets:
 Investment securities                       $ 45,082           $542           4.81%           $ 38,065          $612        6.43%
 Tax exempt securities                          4,683             52           4.44               1,898            20        4.21
 Mortgage-backed securities                    66,017            651           3.94              85,547         1,132        5.29
Loans receivable:
 First mortgage loans                         132,288          2,150           6.50             175,185         3,301        7.54
 Commercial loans                              81,518          1,429           7.01              62,204         1,186        7.63
 Other loans                                   18,289            426           9.32              21,373           432        8.08
                                              -------          -----                            -------         -----
Total loans receivable                        232,095          4,005           6.90             258,762         4,919        7.60
Other interest-earning assets                  12,915             19           0.59               9,576            30        1.25
                                              -------         ------                            -------        ------
Total interest-earning assets                 360,792         $5,269           5.84%            393,848        $6,713        6.82%
                                                                               ====                                          ====
Non-interest earning assets                    19,185                                            18,901
                                             --------                                           -------
Total assets                                 $379,977                                          $412,749
                                             ========                                          ========

Interest-bearing liabilities:
 Deposits                                    $169,253         $1,175           2.78%           $185,622         $1,762       3.80%
 FHLB advances and other                      160,903          2,366           5.88             179,642          2,711       6.04
 Guaranteed preferred beneficial
   interest in subordinated debt                8,349            173           8.29              10,307            211       8.19
                                             --------         ------                           --------         ------
Total interest-bearing liabilities           $338,505         $3,714           4.39%           $375,571         $4,684       4.99%
                                                                               ====                                          ====
Non-interest bearing liabilities               18,666                                            14,966
                                             --------                                          --------
Total liabilities                             357,171                                           390,537
Stockholders' equity                           22,806                                            22,212
                                              -------                                          --------
Total liabilities and stockholders' equity   $379,977                                          $412,749
                                             ========                                          ========

Net interest-earning assets                   $22,287                                           $18,277
                                              =======                                          ========
Net interest income/interest rate spread                      $1,555           1.45%                            $2,029       1.83%
                                                               =====           ====                             ======       ====
Net interest margin                                                            1.72%                                         2.06%
                                                                               ====                                          ====



     Average Balances, Net Interest Income and Yields Earned and Rates Paid
                       For the nine months ended March 31,


                                                               2003                                            2002
                                              -----------------------------------------         ------------------------------------

                                              Average                         Average          Average                    Average
                                              Balance        Interest       Yield/Rate         Balance      Interest     Yield/Rate
                                              -------        --------       ----------         -------      --------     ----------
(Dollars in Thousands)
Interest-earning assets:
 Investment securities                       $ 45,727        $  1,728             5.04%         $ 36,403      $ 1,862         6.82%
 Tax exempt securities                          3,958             140             4.72               633           20         4.21
 Mortgage-backed securities                    78,841           2,464             4.17            81,207        3,226         5.30
Loans receivable:
 First mortgage loans                         138,033           7,348             7.10           189,370       10,663         7.51
 Commercial loans                              75,673           3,992             7.03            57,715        3,295         7.61
 Other loans                                   19,041           1,050             7.35            22,506        1,390         8.23
                                             --------         -------                           --------      -------
Total loans receivable                        232,747          12,390             7.10           269,591       15,348         7.59
Other interest-earning assets                  11,086              70              .84             9,834          113         1.53
                                             --------        --------                           --------      -------
Total interest-earning assets                 372,359         $16,792             6.01%          397,035      $20,549         6.90%
                                                                                  ====                                        ====
Non-interest earning assets                    18,324                                            16,748
                                             --------                                          --------
Total assets                                 $390,683                                          $413,783
                                             ========                                          ========
Interest-bearing liabilities:
 Deposits                                    $172,206         $ 3,889             3.01%        $190,230      $ 5,908         4.14%
 FHLB advances and other                      169,785           7,365             5.78          177,819        8,082         6.06
 Guaranteed preferred beneficial
   interest in subordinated debt                9,269             615             8.85           10,350          680         8.76
                                             --------         -------                          --------      -------
Total interest-bearing liabilities           $351,260         $11,869             4.51%        $378,399      $14,670         5.17%
                                                                                  ====                                       ====
Non-interest bearing liabilities               16,507                                            13,950
                                             --------                                          --------
Total liabilities                             367,767                                           392,349
Stockholders' equity                           22,916                                            22,067
                                             --------                                          --------
Total liabilities and stockholders' equity   $390,683                                          $414,416
                                             ========                                          ========

Net interest-earning assets                  $ 21,099                                          $ 18,636
                                             ========                                          ========
Net interest income/interest rate spread                      $ 4,923             1.50%                      $ 5,879         1.73%
                                                              =======             ====                       =======         ====
Net interest margin                                                               1.76%                                      1.97%
                                                                                  ====                                       ====


        INTEREST EXPENSE. Interest expense decreased $970,000 or 20.7% and $2.8 million or 19.1% for the three and nine months ended June 30, 2003, compared to the same periods in 2002. The average cost of funds decreased to 4.39% from 4.99% and to 4.51% from 5.17%, respectively, for the three and nine months ended June 30, 2003 when compared to the same periods in 2002. The average balance of interest-bearing liabilities decreased $37.1 million and $27.1 million for the three and nine months ended June 30, 2003 when compared to the same periods in 2002. The decrease in interest-bearing liabilities was primarily the result of the sale of the Company's Bethel Park and Mt. Oliver offices and deposits. Average deposits decreased $16.4 million or 8.8% and $18.0 million or 9.47%, respectively, for the three and nine months ended June 30, 2003 when compared to the same periods in 2002. Average borrowed funds decreased $18.7 million or 10.4% and $8.0 million or 4.5%, respectively, for the three and nine months ended June 30, 2003 when compared to the same periods in 2002. Interest expense associated with the trust preferred securities of Pittsburgh Home Capital Trust I totaled $173,000 and $615,000 for the three and nine months ended June 30, 2003, compared to $211,000 and $680,000 for the three and nine months ended June 30, 2002.


         PROVISION FOR LOAN LOSSES. It is management's policy to maintain an allowance for estimated losses based on the risk of loss in the loan portfolio. Management's periodic evaluation of the adequacy of the allowance is based on the Company's loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Management classifies all delinquent assets according to risk. A reserve level is estimated by management for each category of classified loans, with an estimated percentage applied to the delinquent loan category balance. Activity for the period under analysis (charge offs, recoveries) is also taken into account as a basis for adjusting estimated losses to actual experience. While management has allocated the allowance to different loan categories, the allowance is general in nature and is available for the loan portfolio in its entirety.

         Activity in the allowance for loan losses is summarized as follows for the nine months ended June 30, 2003 and 2002:


                                         Nine months ended
                                 --------------------------------
                                 June 30, 2003      June 30, 2002
                                 -------------      -------------
Balance at beginning of year      $ 3,023,218         $ 2,644,172
Provision charged to income           180,000             360,000
Chargeoffs                            (87,853)           (116,208)
Recoveries                              8,377             111,666
                                  -----------         -----------
Balance at end of period          $ 3,123,742         $ 2,999,630
                                  ===========         ===========


        The Company designates all loans that are 90 or more days past due as non-performing. Generally, when loans are classified as non-performing, unpaid accrued interest is a reduction of interest income on loans receivable and is only recognized when cash payments are received.

        The Company's non-performing assets decreased from $4.8 million at September 30, 2002 to $4.6 million at June 30, 2003. This $200,000 decrease was primarily attributable to a $438,000 decrease in non-accruing commercial real estate loans, a $118,000 decrease in real estate owned, a $100,000 decrease in non-accruing construction loans, a $21,000 decrease in non-accruing consumer loans which were partially offset by a $503,000 increase in nonaccruing one-to-four family mortgage loans. Although non-performing assets increased in the one-to-four family portfolios, most of these loans are secured by property located in the Company's market area. During the nine months ended June 30, 2003, the majority of the properties held in real estate owned were sold at or near their net realizable value.

        NONINTEREST INCOME. Noninterest income increased by $374,000 or 85.3% and $1.2 million or 87.8% for the three and nine months ended June 30, 2003 compared to the same periods in 2002. As noted above, the Company recognized a pre-tax net gain of $298,000 on investment sales and a $101,000 pretax net loss on the early extinguishment of trust preferred debt for the three months ended June 30, 2003, as compared to a pre-tax gain of $9,000 on the sale of foreclosed real estate for the three months ended June 30, 2002. For the nine months ended June 30, 2003, the Company recognized a pre-tax net gain of $454,000 on the sale of branch deposits and branch offices, a $542,000 pre-tax net gain on investment sales and a $152,000 pre-tax net loss on the early extinguishment of trust preferred debt. This compares to a pre-tax net gain on investment sales of $8,000 and a pre-tax gain of $22,000 on the sale of foreclosed real estate for the nine months ended June 30, 2002.

        Service charges and other fees increased $187,000 to $470,000 and $309,000 to $1.2 million for the three and nine months ended June 30, 2003, compared to $283,000 and $885,000 for the same periods in 2002. The increases in service charges and other fees are primarily the result of fees generated from the Company's majority owned loan settlement subsidiary and, to a lesser extent, increases to the Company's fee structure to remain competitive in the marketplace. Income from bank owned life insurance, which was purchased during the three months ended December 31, 2001, totaled $93,000 and $279,000 for the three and nine months ended June 30, 2003, compared to $99,000 and $202,000 for the same periods in 2002. Other income decreased $4,000 to $53,000 and decreased $65,000 to $156,000 for the three and nine months ended June 30, 2003, compared to for the same periods in 2002.

         NONINTEREST EXPENSE. Noninterest expense increased by $121,000 or 5.9%, and $553,000 or 9.2%, respectively, for the three and nine months ended June 30, 2003, compared to the same periods in 2002. Compensation and other benefits increased $122,000 to $1.1 million and $445,000 to $3.3 million for the three and nine months ended June 30, 2003 compared to $1.0 million and $2.9 million for the three and nine months ended June 30, 2002. The primary reasons for the increases in compensation and other benefits include salaries and benefits for the loan settlement subsidiary, severance costs associated with a former officer, the continued expansion of the Bank's commercial lending and cash management departments, and normal salary adjustments. Premises and occupancy costs decreased $12,000 to $425,000, and increased $34,000 to $1.29 million for the three and nine months ended June 30, 2003 compared to $437,000 and $1.26 million for the three and nine months ended June 30, 2002. Marketing costs decreased $16,000 to $66,000, and $20,000 to $243,000 for the three and nine months ended June 30, 2003 from $82,000 and $264,000 for the three and nine months ended June 30, 2002.


         PROVISION FOR INCOME TAXES. The Bank recognized a provision for income taxes of $54,000 and $232,500 for the three and nine months ended June 30, 2003, compared to $114,000 and $275,000 for the same periods in 2002. The effective tax rates during the three and nine months ended June 30, 2003 and 2002 were 36.6% and 35.8%, and 30.9% and 32.6%, respectively.

ASSET AND LIABILITY MANAGEMENT

         Management presently monitors and evaluates the potential impact of interest rate changes upon the level of net interest income and the economic value of the Company's equity on a quarterly basis. The economic value of equity ("EVE") analysis approximates a total return for the Company's financial condition under the different interest rate scenarios. The Company focuses on the impact of a plus and minus 200 basis point immediate interest rate shock on its net interest income. The Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different prepayment and deposit decay assumptions under various interest rate scenarios. At June 30, 2003, the Company's simulation model indicated that the Company's statement of financial condition is asset sensitive.

         The following table presents the Company's EVE as of June 30, 2003:

                                       Economic Value of Portfolio Equity
     ----------------------------------------------------------------------------------------------------------
       Change in                                     Estimated EVE
     Interest Rates                                 as a Percentage            Amount of
     (basis points)           Estimated EVE            of Assets                Change               Percentage
     --------------           -------------            ---------                ------               ----------
         >
        +200                      8,643                   2.3%                 (2,720)                (23.9%)
        +100                     11,128                   2.9                    (235)                  (2.1)
          --                     11,363                   3.0                      --
        -100                      6,698                   1.8                  (4,665)                 (41.1)
        -200                      5,895                   1.6                  (5,468)                 (48.1)


LIQUIDITY AND CAPITAL RESOURCES

        The Company's primary sources of funds are deposits, FHLB borrowings, repayments, prepayments and maturities of outstanding loans, maturities of investment securities and other short-term investments, and funds provided from operations. While scheduled loan repayments and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the movement of interest rates in general, economic conditions and competition. The Company manages the pricing of its deposits to maintain a deposit balance deemed appropriate and desirable. In addition, the Company invests in short-term investment securities and interest-earning assets which provide liquidity to meet lending requirements. Although the Company's deposits have historically represented the majority of its total liabilities, the Company also utilizes other borrowing sources, primarily borrowings from the FHLB of Pittsburgh. At June 30, 2003, the Company had $140.5 million of outstanding borrowings from the FHLB of Pittsburgh. The maximum remaining borrowing capacity at June 30, 2003 was approximately $50.4 million.

        Liquidity management is both a daily and long-term function of business management. The Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, to fund loan commitments and to maintain a portfolio of mortgage-backed and investment securities. At June 30, 2003, the total approved loan commitments outstanding amounted to $34.3 million including $3.9 million in loans in process, and unused lines of credit amounted to $14.7 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2003, totaled $44.9 million. Management believes that a significant portion of maturing deposits will remain with the Bank, based upon historical precedence.

        Under federal regulations, the Bank is required to maintain specific amounts of capital. The following table sets forth certain information concerning the Bank's regulatory capital.

                                                     Tier I        Tier I           Total
                                                    Leverage     Risk-Based       Risk-Based
                                                    Capital       Capital          Capital
                                                    -------       -------          -------
Regulatory capital as a percentage                   7.56%          12.27%          13.53%
Minimum capital required as a percentage             4.00%           4.00%           8.00%
Well-capitalized requirement                         5.00%           6.00%          10.00%



        Recently, the Federal Reserve has become aware that FIN No. 46 may have implications on how trust preferred securities are reported on bank holding companies' financial statements. In response, the Board of Governors of the Federal Reserve System issued a supervisory letter on July 2, 2003, instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve will review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further guidance. The Federal Reserve may or may not allow institutions to continue to include trust preferred securities in Tier 1 capital for regulatory capital purposes.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

        In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Form 10-Q and in the Company's other Securities and Exchange Commission ("SEC") filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the SEC.

                                 PART I - ITEM 3

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Management presently monitors and evaluates the potential impact of interest rate changes upon the level of net interest income and the economic value of the Company's equity ("EVE") on a monthly basis. EVE is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The Company focuses on the impact of a plus and minus 200 basis point immediate interest rate shock on its net interest income. The Company utilizes the Sendero system for its in-house modeling efforts and also works with an outside banking consultant in modeling its interest rate risk position.


        Quantitative and qualitative disclosures about market risk are presented in Item 7A of the Company's Annual Report on Form 10-K for the year ended September 30, 2002, filed with the SEC on December 23, 2002. See also "Part I,
Item 2, Management's Disccussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Asset and Liability Management," for a discussion of the Company's EVE at June 30, 2003. Management believes there have been no material changes in the Company's market risk since September 30, 2002.


                                 PART I - ITEM 4

                             CONTROLS AND PROCEDURES

        Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

        No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



                           PITTSBURGH FINANCIAL CORP.

                                     PART II

Item 1. Legal Proceedings

               Neither the Company nor the Bank is involved in any pending legal proceedings other than non-material legal proceedings occurring in the ordinary course of business.

Item 2. Changes in Securities

               Not applicable.

Item 3. Defaults Upon Senior Securities

               Not applicable.

Item 4. Submission of Matters to a Vote of Security-Holders

               Not applicable.

Item 5. Other Information

               Not applicable.

Item 6. Exhibits and Reports on Form 8-K

               (a)     Exhibits:

                       31.1 Certification of Chief Executive Officer Pursuant to
               Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002

                       31.2 Certification of the Chief Financial Officer
               Pursuant to Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 (b) No Form 8-K reports were filed during the quarter.

                       32.1 Certification of Chief Executive Officer Pursuant
               to Section 906 of the Sarbanes-Oxley Act of 2002
               (18 U.S.C. 1350).

                       32.2 Certification of Chief Financial Officer Pursuant
               to Section 906 of the Sarbanes-Oxley Act of 2002
               (18 U.S.C. 1350).

              (b) On April 28, 2003, the Registrant filed a Form 8-K under Item
                  9 to file their earnings release for the quarter ended
                  March 31, 2003.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                             PITTSBURGH FINANCIAL CORP.



Date: August 14, 2003        By: /s/J.Ardie Dillen
                                 ------------------
                                 J. Ardie Dillen
                                 Chairman, President and Chief Executive Officer



Date: August 14, 2003        By: /s/ Michael J. Kirk
                                 --------------------
                                 Michael J. Kirk
                                 Executive Vice President and Chief
                                 Financial Officer

                                    ANNEX III

                        SANDLER O'NEILL FAIRNESS OPINION


_________________, 2003


Board of Directors
Pittsburgh Financial Corp.
1001 Village Run Road
Wexford, Pennsylvania  15090


Ladies and Gentlemen:

         Pittsburgh Financial Corp. ("Pittsburgh Financial") and its wholly-owned subsidiary, Pittsburgh Savings Bank, have entered into an Agreement and Plan of Merger, dated as of August 8, 2003 (the "Agreement"), with First Commonwealth Financial Corporation ("First Commonwealth") and its wholly-owned subsidiary, First Commonwealth Bank, pursuant to which Pittsburgh Financial will be merged with and into First Commonwealth (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of Pittsburgh Financial common stock, par value $.01 per share, issued and outstanding immediately prior to the Merger (the "Pittsburgh Financial Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) $20.00 in cash without interest, or (b) a number of shares of First Commonwealth common stock, par value $1.00 per share, equal to the Exchange Ratio, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that an aggregate of 569,952 Pittsburgh Financial Shares shall be converted into cash and the remaining shares shall be converted into First Commonwealth common stock (the "Merger Consideration"). If holders of less than 569,952 shares elect cash, First Commonwealth may elect to reduce (but not below the total number of shares electing cash) the total number of shares to be converted into cash. The Exchange Ratio shall be determined by dividing $20.00 by the average closing price of First Commonwealth common stock for the ten trading days ending three trading days prior to the closing of the Merger. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Pittsburgh Financial Shares.

         Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement, together with certain of the exhibits thereto; (ii) certain publicly available financial statements and other historical financial information of Pittsburgh Financial that we deemed relevant; (iii) certain publicly available financial statements

Board of Directors
Pittsburgh Financial Corp.
________________, 2003
Page 2


and other historical financial information of First Commonwealth that we deemed relevant; (iv) financial projections for Pittsburgh Financial for the year ending September 30, 2003 and net income projections for the year ending September 30, 2004 provided by and reviewed with management of Pittsburgh Financial; (v) financial projections for First Commonwealth for the year ending December 31, 2003 provided by management of First Commonwealth and earnings per share estimates for First Commonwealth for the year ending December 31, 2004 published by I/B/E/S; (vi) the pro forma financial impact of the Merger on First Commonwealth, based on assumptions relating to earnings, transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Pittsburgh Financial and First Commonwealth; (vii) the publicly reported historical price and trading activity for Pittsburgh Financial's and First Commonwealth's common stock, including a comparison of certain financial and stock market information for Pittsburgh Financial and First Commonwealth with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the savings institutions industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Pittsburgh Financial the business, financial condition, results of operations and prospects of Pittsburgh Financial and held similar discussions with certain members of senior management of First Commonwealth regarding the business, financial condition, results of operations and prospects of First Commonwealth.

         In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Pittsburgh Financial or First Commonwealth or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Pittsburgh Financial and First Commonwealth that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Pittsburgh Financial or First Commonwealth or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Pittsburgh Financial or First Commonwealth nor have we reviewed any individual credit files relating to Pittsburgh Financial or First Commonwealth. We have assumed, with your consent, that the respective allowances for loan losses for both Pittsburgh Financial and First Commonwealth are adequate to cover such

Board of Directors
Pittsburgh Financial Corp.
_______________, 2003
Page 3

losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections and estimates for Pittsburgh Financial and First Commonwealth and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Pittsburgh Financial and First Commonwealth and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Pittsburgh Financial and First Commonwealth and that such performances will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Pittsburgh Financial's or First Commonwealth's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Pittsburgh Financial and First Commonwealth will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will not be taxable for federal income tax purposes at the corporate level.

         Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of First Commonwealth's common stock will be when issued to Pittsburgh Financial's shareholders pursuant to the Agreement or the prices at which Pittsburgh Financial's or First Commonwealth's common stock may trade at any time.

         We have acted as Pittsburgh Financial's financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger, and Pittsburgh Financial has agreed to indemnify us against certain liabilities arising out of our engagement. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services to Pittsburgh Financial.

          In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Pittsburgh Financial and First Commonwealth and their affiliates. We may also actively trade the debt and/or equity securities of Pittsburgh Financial and First Commonwealth or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors
Pittsburgh Financial Corp.
_______________, 2003
Page 4


         Our opinion is directed to the Board of Directors of Pittsburgh Financial in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Pittsburgh Financial as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Pittsburgh Financial Shares and does not address the underlying business decision of Pittsburgh Financial to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Pittsburgh Financial or the effect of any other transaction in which Pittsburgh Financial might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an annex to the Proxy Statement/Prospectus of Pittsburgh Financial and First Commonwealth relating to the Merger and to the references to this opinion therein.

         Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the holders of Pittsburgh Financial Shares is fair to such shareholders from a financial point of view.


                                              Very truly yours,

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Indemnification under the Registrant's Bylaws. The Registrant's Bylaws require the Registrant to indemnify its directors and officers against expenses and liabilities to the fullest extent permitted by law. Any director or officer who is made, or threatened to be made, a party to any claim, action, suit or proceeding by reason of such person being or having been a director or officer of the Registrant or a subsidiary of the Registrant, or by reason of the fact that such person is or was serving at the request of the Registrant as a director, officer, employee, fiduciary or other representative of another corporation or entity, will be entitled to indemnification. The Bylaws further provide that such indemnification is not exclusive of any other rights to which such individual may be entitled under the Bylaws, any agreement, charter provision, vote of shareholders or directors, or otherwise.

         Indemnification under the PBCL. The Pennsylvania Business Corporation Law ("PBCL") authorizes indemnification of a director or officer against expenses and liabilities if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification may be made only upon a determination that indemnification of the director or officer is proper under the circumstances because the director or officer has met this standard of care. The determination may be made:

         (1) by the board of directors of the Registrant by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; or

         (2) if such a quorum is not obtainable, or, if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

         (3) by the Registrant's shareholders.

Notwithstanding the above, to the extent that a director or officer has been successful on the merits or otherwise in defense of any action or proceeding, or in defense of any claim, issue or matter in any such action or proceeding, such person is entitled to indemnification against expenses (including attorneys' fees) actually and reasonably incurred by in connection with the action or proceeding.

         Limitation of Liability under the Registrant's Bylaws. The Registrant's Bylaws provide that no director or officer of the Registrant will be liable by reason of having been a director or officer of the Registrant if the person performs his or her duties in good faith and in a manner reasonably believed to be in the best interests of the Registrant. This standard will be satisfied if the person acted without self-dealing, willful misconduct or recklessness.

         Directors' and Officers' Liability Insurance. The Registrant maintains directors' and officers' liability insurance with a $25 million limit per year. The Registrant pays annual premiums and expenses relating to the policy of approximately $192,000 per year.

ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT                         DESCRIPTION
  NO.

 2.1 Agreement and Plan of Merger dated August 8, 2003 among First Commonwealth Financial Corporation, First Commonwealth Bank, Pittsburgh Financial Corp. and Pittsburgh Savings Bank (included as Annex I to the Prospectus contained in this Registration Statement)

 5.1     Opinion of Tomb & Tomb

 8.1     Tax Opinion of Sherman & Howard L.L.C.

23.1     Consent of Deloitte & Touche LLP

23.2     Consent of Ernst & Young LLP

23.3     Consent of Tomb & Tomb (included as part of Exhibit 5.1)

23.4     Consent of Sherman & Howard L.L.C. (included as part of Exhibit 8.1)

24.1     Power of Attorney (included as part of Signature pages)

99.1 Form of Fairness Opinion of Sandler O'Neill (included as Annex III to the Prospectus)

99.2     Form of Proxy for Pittsburgh Financial Corp.

99.3     Form of Election Form and Letter of Transmittal

99.4     Consent of Sandler O'Neill*

* To be filed with final Fairness Opinion of Sandler O'Neill

ITEM 22.   UNDERTAKINGS.

The undersigned registrant hereby undertakes:

         (1) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters in addition to the information called for by the other Items of the applicable form.

         (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (17 C.F.R. Section 230.415), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Indiana, Commonwealth of Pennsylvania, on September 26, 2003.

                                        First Commonwealth Financial Corporation


                                        By: /s/ Joseph E. O'Dell
                                            ---------------------------
                                        Name: Joseph E. O'Dell
                                        Title:  President and Chief
                                                Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints John J. Dolan and David R. Tomb, Jr., and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE                                    DATE

/s/ Joseph E. O'Dell                 President and Chief Executive            September 26, 2003
------------------------------       Officer / Director
Joseph E. O'Dell

/s/ John J. Dolan                    Executive Vice President and Chief       September 26, 2003
------------------------------       Financial Officer
John J. Dolan

/s/ E. James Trimarchi               Chairman of the Board                    September 26, 2003
------------------------------
E. James Trimarchi

                                     Director
------------------------------
David S. Dahlmann

                                     Director
------------------------------
James W. Newill

SIGNATURE                            TITLE                                    DATE

                                     Director
------------------------------
John A. Robertshaw, Jr.


                                     Director
------------------------------
Laurie Stern Singer


/s/ Alan R. Fairman                  Director                                 September 26 , 2003
------------------------------
Alan R. Fairman


/s/ Ray T. Charley                   Director                                 September 26, 2003
------------------------------
Ray T. Charley


/s/ Edward T. Cote                   Director                                 September 26, 2003
------------------------------
Edward T.  Cote


/s/ Johnston A. Glass                Director                                 September 26, 2003
----------------------------
Johnston A. Glass


                                     Director
----------------------------
Dale P. Latimer


/s/ David R. Tomb, Jr.               Director                                 September 26, 2003
----------------------------
David R. Tomb, Jr.